File Pursuant to 424(b)(3)
Registration No. 333-167421
SYNDICATED COMMUNITY
OFFERING PROSPECTUS
(Proposed Holding Company for Northfield Bank)
Up to 35,650,000 Shares of Common Stock
(Subject to increase to up to 40,997,500 shares)

Northfield Bancorp, Inc., a newly formed Delaware corporation, is offering up to 35,650,000 shares of common stock for sale at $10.00 per share on a best efforts basis in connection with the conversion of Northfield Bancorp, MHC from the mutual holding company to the stock holding company form of organization. The shares we are offering represent the ownership interest in Northfield Bancorp, Inc., a federal corporation, currently owned by Northfield Bancorp, MHC. In this prospectus, we will refer to Northfield Bancorp, Inc., the Delaware corporation, as “Northfield-Delaware,” and we will refer to Northfield Bancorp, Inc., the federal corporation, as “Northfield-Federal.” Northfield-Federal’s common stock is currently traded on the Nasdaq Global Select Market under the trading symbol “NFBK.” For a period of 20 trading days after the completion of the conversion and offering, we expect the shares of Northfield-Delaware common stock will trade on the Nasdaq Global Select Market under the symbol “NFBKD.” Thereafter, our trading symbol will revert to “NFBK.”

We may sell up to 40,997,500 shares of common stock because of demand for the shares of common stock or changes in market conditions, without resoliciting purchasers. We must sell a minimum of 26,350,000 shares in the offering in order to complete the offering and the conversion.

In addition to the shares we are selling in the offering, the remaining interest in Northfield-Federal currently held by the public will be exchanged for shares of common stock of Northfield-Delaware based on an exchange ratio that will result in existing public stockholders of Northfield-Federal owning approximately the same percentage of Northfield-Delaware common stock as they owned in Northfield-Federal immediately prior to the completion of the conversion. We will issue up to 27,341,810 shares of common stock in the exchange, which may be increased to up to 31,443,082 shares if we sell 40,997,500 shares of common stock in the offering.

The shares are first being offered in a subscription offering to eligible depositors and tax-qualified employee benefit plans of Northfield Bank as described in this prospectus, who have priority rights to buy all of the shares offered, and in a community offering, with a preference given to residents of the communities served by Northfield Bank and existing stockholders of Northfield-Federal.

Shares of common stock not subscribed for in the subscription and community offerings are being offered in the syndicated community offering through a syndicate of selected dealers. Sandler O’Neill & Partners, L.P. is serving as sole book-running manager for the syndicated community offering and Keefe, Bruyette & Woods, Inc. is serving as co-manager for the syndicated community offering. Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. are not required to purchase any shares of common stock in the syndicated community offering. We have not set an expiration date for the syndicated community offering and the syndicated community offering may expire any time on or after September 13, 2010.

OFFERING SUMMARY
Price: $10.00 per Share

				Adjusted
	Minimum	Midpoint	Maximum	Maximum

Number of shares	26,350,000	31,000,000	35,650,000	40,997,500
Gross offering proceeds	$263,500,000	$310,000,000	$356,500,000	$409,975,000
Estimated offering expenses, excluding selling agent commissions	$1,681,500	$1,681,500	$1,681,500	$1,681,500
Selling agent commissions (1)	$7,790,700	$9,167,100	$10,543,500	$12,126,360
Estimated net proceeds	$254,027,800	$299,151,400	$344,275,000	$396,167,140
Estimated net proceeds per share	$9.64	$9.65	$9.66	$9.66

(1)	The amounts shown assume that 50% of the shares are sold in the subscription and community offerings and the remaining 50% are sold in the syndicated community offering. The amounts shown include fees and selling commissions payable by us: (i) to Sandler O’Neill & Partners, L.P. in connection with the subscription and community offerings equal to 1.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by our employee stock ownership plan), or approximately $1.9 million at the adjusted maximum of the offering range; and (ii) a management fee payable by us of 1.0% of the actual purchase price of each share of common stock sold in the syndicated community offering, 80% of which will be paid to Sandler O’Neill & Partners, L.P. and 20% of which will be paid to Keefe, Bruyette & Woods, Inc., and a selling concession payable by us of 4.0% of the actual purchase price of each share of common stock sold in the syndicated community offering, which will be allocated to dealers (including Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc.) in accordance with the actual number of shares of common stock sold by such dealers, or approximately $10.2 million at the adjusted maximum of the offering. Sandler O’Neill & Partners, L.P. will not be separately reimbursed for expenses if the offering is completed. See “The Conversion and Offering — Plan of Distribution; Selling Agent Compensation” for information regarding compensation to be received by Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. and the other broker-dealers that may participate in the syndicated community offering and “Pro Forma Data” for the assumptions regarding the number of shares that may be sold in the subscription and community offerings and the syndicated community offering used to determine the estimated offering expenses. If all shares of common stock were sold in the syndicated community offering, the maximum selling agent commissions would be approximately $13.2 million, $15.5 million, $17.8 million and $20.5 million at the minimum, midpoint, maximum, and adjusted maximum levels of the offering, respectively.
This investment involves a degree of risk, including the possible loss of principal.
Please read “Risk Factors” beginning on page 16.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 9, 2010.

Northfield Bank

New York
New Jersey
Manhattan
Queens
Brooklyn
Staten Island
Union County
Middlesex County
95
78
478
278
287

★ **Corporate Headquarters** 581 Main St., Woodbridge, NJ

● **Branch Locations**

4355	Amboy Rd.	Staten Island	NY
5775	Amboy Rd.	Staten Island	NY
6420	Amboy Rd.	Staten Island	NY
385	Bay St.	Staten Island	NY
519	Forest Ave.	Staten Island	NY
1351	Forest Ave.	Staten Island	NY
1481	Forest Ave.	Staten Island	NY
1158	Hylan Blvd.	Staten Island	NY
2706	Hylan Blvd.	Staten Island	NY
1497	Richmond Ave.	Staten Island	NY
3227	Richmond Ave.	Staten Island	NY
1731	Victory Blvd.	Staten Island	NY
8512	3rd Ave.	Brooklyn	NY
1410	St. Georges Ave.	Avenel	NJ
755	Highway 18	East Brunswick	NJ
501	North Wood Ave.	Linden	NJ
336	Ryders Ln.	Milltown	NJ
1600	Perrineville Rd.	Monroe Township	NJ
1515	Irving St.	Rahway	NJ

i

SUMMARY
     The following summary explains the significant aspects of the conversion, the offering and the exchange of existing shares of Northfield-Federal common stock for shares of Northfield-Delaware common stock. It may not contain all of the information that is important to you. For additional information before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements, and the section entitled “Risk Factors.”
The Companies
     Northfield-Delaware
     The shares being offered will be issued by Northfield-Delaware, a newly formed Delaware corporation. Upon completion of the conversion, Northfield-Delaware will become the successor corporation to Northfield-Federal and the parent holding company for Northfield Bank. Northfield-Delaware’s executive offices are located at 581 Main Street, Suite 810, Woodbridge, New Jersey 07095, and its telephone number at this address is (732) 499-7200.
     Northfield Bank
     Northfield Bank is a community bank that has served the banking needs of its customers since 1887. Northfield Bank conducts business primarily from its home office located in Staten Island, New York, its operations center located in Woodbridge, New Jersey, its 17 additional branch offices located in New York and New Jersey and its lending offices located in Brooklyn, New York and Gwinnett County, Georgia. The branch offices are located in the New York counties of Richmond (Staten Island) and Kings (Brooklyn) and the New Jersey counties of Union and Middlesex.
     Northfield Bank’s principal business consists of taking deposits, primarily through its retail banking offices, and investing those funds in loans and securities. Northfield Bank offers a variety of deposit accounts with a range of interest rates and terms, and relies on its convenient locations, customer service and competitive pricing and products to attract and retain deposits. To a lesser extent, Northfield Bank uses borrowed funds and brokered deposits as additional sources of funds. Northfield Bank’s principal lending activity is originating multifamily and commercial real estate loans for retention in its portfolio, and also offering a variety of other types of loans for individuals and small businesses. Northfield Bank’s investment securities portfolio is comprised principally of mortgage-backed securities and corporate bonds. Northfield Bank is subject to comprehensive regulation and examination by the Office of Thrift Supervision.
     Northfield Bank’s website address is www.eNorthfield.com. Information on this website is not and should not be considered a part of this prospectus.
     Northfield-Federal and Northfield Bancorp, MHC
     Northfield-Federal is a federally chartered corporation that currently is the parent holding company of Northfield Bank. At March 31, 2010, Northfield-Federal had consolidated assets of $2.1 billion, deposits of $1.4 billion and stockholders’ equity of $396.3 million. At March 31, 2010, Northfield-Federal had 43,722,522 shares of common stock outstanding, of which 19,080,838 shares, or 43.6%, were owned by the public (including Northfield Bank Foundation) and will be exchanged for shares of common stock of Northfield-Delaware as part of the conversion. The remaining 24,641,684 shares of common stock of Northfield-Federal are held by Northfield Bancorp, MHC, a federally chartered mutual holding company. The shares of common stock being offered by Northfield-Delaware represent Northfield Bancorp, MHC’s ownership interest in Northfield-Federal. Upon completion of the conversion and offering, Northfield Bancorp, MHC’s shares will be cancelled and Northfield Bancorp, MHC and Northfield-Federal will no longer exist.

Our Current Organizational Structure
     We have been organized in mutual holding company form since 1995, and in the two-tiered mutual holding company structure since 2002. In November 2007, Northfield-Federal sold 19,265,316 shares of its common stock to the public, representing 43.0% of its then-outstanding shares, at $10.00 per share. Northfield-Federal issued 24,641,684 shares to Northfield Bancorp, MHC, and 896,061 shares to Northfield Bank Foundation, which was formed in connection with the initial stock offering.
     Pursuant to the terms of Northfield Bancorp, MHC’s plan of conversion and reorganization, Northfield Bancorp, MHC is now converting from the mutual holding company corporate structure to the stock holding company corporate structure. As part of the conversion, we are offering for sale the majority ownership interest in Northfield-Federal that is currently held by Northfield Bancorp, MHC. We are not contributing additional shares to the Northfield Bank Foundation in connection with the conversion and offering. Upon completion of the conversion and offering, Northfield Bancorp, MHC and Northfield-Federal will cease to exist, and we will complete the transition of our organization from being partially owned by public stockholders to being fully owned by public stockholders. Upon completion of the conversion, public stockholders of Northfield-Federal will receive shares of common stock of Northfield-Delaware in exchange for their shares of Northfield-Federal.
     The following diagram shows our current organizational structure, reflecting ownership percentages as of July 30, 2010:

     After the conversion and offering are completed, we will be organized as a fully public holding company, as follows:
Business Strategy
     Our business strategies are to:
•	remain a community-oriented financial institution;

•	continue to increase our lending;

•	improve asset quality;

•	expand through branching and acquisitions; and

•	employ securities investment strategies to increase income.
     See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy” for a more complete discussion of our business strategy.
Reasons for the Conversion and Offering
     Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:
•	eliminate the uncertainties associated with the mutual holding company structure under recently enacted financial reform legislation;

•	increase our capital;

•	transition us to a more familiar and flexible organizational structure;

•	improve the liquidity of our shares of common stock; and

•	support any future mergers and acquisitions.
     See “The Conversion and Offering” for a more complete discussion of our reasons for conducting the conversion and offering.
Terms of the Offering
     We are offering between 26,350,000 and 35,650,000 shares of common stock to eligible depositors of Northfield Bank, to our tax-qualified employee benefit plans and, to the extent shares remain available, to residents of the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania. To the extent shares of common stock remain available, we are also offering the shares to our existing public stockholders and to the general public in a community offering and, if necessary, to the general public in a syndicated community offering. The number of shares of common stock to be sold may be increased to up to 40,997,500 shares as a result of demand for the shares of common stock in the offering or changes in market conditions. Unless the number of shares of common stock to be offered is increased to more than 40,997,500 shares or decreased to fewer than 26,350,000 shares, or the offering is extended beyond October 28, 2010, subscribers will not have the opportunity to change or cancel their stock orders once submitted. If the offering is extended past October 28, 2010, or if the number of shares to be sold is increased to more than 40,997,500 shares or decreased to less than 26,350,000 shares, all subscribers’ stock orders will be canceled, their withdrawal authorizations will be canceled and funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest at 0.25% per annum. We will then resolicit subscribers, giving them an opportunity to place new orders for a period of time.
     The purchase price of each share of common stock to be offered for sale in the offering is $10.00. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. Sandler O’Neill & Partners, L.P., our marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock but is not obligated to purchase any shares of common stock in the offering.
How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price
     The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of Northfield-Delaware for shares of Northfield-Federal are based on an independent appraisal of the estimated market value of Northfield-Delaware, assuming the conversion, exchange and offering are completed. RP Financial, LC., our independent appraiser, has estimated that, as of May 14, 2010, and updated as of July 16, 2010, this market value was $547.8 million. Based on Office of Thrift Supervision regulations, this market value forms the midpoint of a valuation range with a minimum of $465.6 million and a maximum of $629.9 million. Based on this valuation and the valuation range, the 56.6% ownership interest of Northfield Bancorp, MHC in Northfield-Federal as of July 30, 2010 being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by Northfield-Delaware will range from 26,350,000 shares to 35,650,000 shares. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The exchange ratio will range from 1.0693 shares at the minimum of the offering range to 1.4467 shares at the maximum of the offering range, and will preserve the existing percentage ownership of public stockholders of Northfield-Federal (excluding any new shares purchased by them in the stock offering and their receipt of cash in lieu of fractional shares). If demand for shares or market conditions warrant, the appraisal can be increased by 15%, which would result in an appraised value of $724.4 million, an offering of 40,997,500 shares of common stock, and an exchange ratio of 1.6637 shares.

     The appraisal is based in part on Northfield-Federal’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded thrift holding companies that RP Financial, LC. considers comparable to Northfield-Federal. The appraisal peer group consists of the following companies. Asset size for all companies is as of March 31, 2010.

	Ticker
Company Name	Symbol	Exchange	Headquarters	Total Assets
				(in millions)
Brookline Bancorp, Inc.	BRKL	Nasdaq	Brookline, MA	$2,639
Danvers Bancorp, Inc.	DNBK	Nasdaq	Danvers, MA	$2,455
ESB Financial Corp.	ESBF	Nasdaq	Ellwood City, PA	$1,955
ESSA Bancorp, Inc.	ESSA	Nasdaq	Stroudsburg, PA	$1,059
Flushing Financial Corp.	FFIC	Nasdaq	Lake Success, NY	$4,183
NewAlliance Bancshares	NAL	NYSE	New Haven, CT	$8,501
OceanFirst Financial Corp.	OCFC	Nasdaq	Toms River, NJ	$2,199
Provident NY Bancorp, Inc.	PBNY	Nasdaq	Montebello, NY	$2,936
United Financial Bancorp	UBNK	Nasdaq	W. Springfield, MA	$1,513
Westfield Financial Inc.	WFD	Nasdaq	Westfield, MA	$1,200
     The following table presents a summary of selected pricing ratios for the peer group companies based on earnings and other information as of and for the twelve months ended March 31, 2010, and stock prices as of July 16, 2010, as reflected in the updated appraisal report. The summary pricing ratios for Northfield-Delaware (on a pro forma basis) are based on earnings and other information as of and for the twelve months ended June 30, 2010 as reflected in the updated appraisal. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 18.3% on a price-to-book value basis, a discount of 28.7% on a price-to-tangible book value basis, and a premium of 53.8% on a price-to-earnings basis.

	Price-to-earnings	Price-to-book	Price-to-tangible
	multiple (1)(2)	value ratio (2)	book value ratio (2)
Northfield-Delaware (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	51.38x	94.88%	96.99%
Maximum	44.83x	88.03%	90.01%
Midpoint	39.10x	81.23%	83.19%
Minimum	33.34x	73.53%	75.47%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	25.42x	99.38%	116.16%
Medians	24.15x	98.76%	120.36%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings. These ratios are different than those presented in “Pro Forma Data.”

(2)	Pro forma pricing ratios for Northfield-Delaware are based on financial information through June 30, 2010. These ratios are different than those presented in “Pro Forma Data.”
     The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

     For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Offering—Stock Pricing and Number of Shares to be Issued.”
After-Market Stock Price Performance Provided by Independent Appraiser
     The following table presents stock price performance information for all second-step conversions completed between January 1, 2009 and July 16, 2010. None of these companies were included in the group of 10 comparable public companies utilized in RP Financial, LC.’s valuation analysis.
Completed Second-Step Conversion Offerings
Closing Dates between January 1, 2009 and July 16, 2010

			Percentage Price Change
			From Initial Trading Date
Company Name and	Conversion					Through July 16,
Ticker Symbol	Date	Exchange	One Day	One Week	One Month	2010
Jacksonville Bancorp, Inc. (JXSB)	7/15/10	Nasdaq	6.5%	N/A	N/A	5.0%
Colonial Fin. Services, Inc. (COBK)	7/13/10	Nasdaq	0.5%	N/A	N/A	(1.6)%
Viewpoint Fin. Group (VPFG)	7/7/10	Nasdaq	(5.0)%	(4.5)%	N/A	(5.0)%
Oneida Financial Corp. (ONFC)	7/7/10	Nasdaq	(6.3)%	(6.3)%	N/A	(5.6)%
Fox Chase Bancorp, Inc. (FXCB)	6/29/10	Nasdaq	(4.1)%	(4.0)%	N/A	(2.3)%
Oritani Financial Corp. (ORIT)	6/24/10	Nasdaq	3.1%	(1.4)%	N/A	(1.9)%
Eagle Bancorp Montana, Inc. (EBMT)	4/5/10	Nasdaq	5.5%	6.5%	4.1%	(2.0)%
Ocean Shore Holding Co. (OSHC)	12/21/09	Nasdaq	7.5%	12.3%	13.1%	35.0%
Northwest Bancshares, Inc. (NWBI)	12/18/09	Nasdaq	13.5%	13.0%	14.0%	13.9%

Average			2.4%	2.1%	10.4%	3.9%
Median			3.1%	(1.4)%	13.1%	(1.9)%
     Stock price performance is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. None of the companies listed in the table above are exactly similar to Northfield-Delaware, the pricing ratios for their stock offerings may have been different from the pricing ratios for Northfield-Delaware shares of common stock and the market conditions in which these offerings were completed may have been different from current market conditions. Furthermore, this table presents only short-term performance with respect to companies that recently completed their second-step conversions and may not be indicative of the longer-term stock price performance of these companies. The performance of these stocks may not be indicative of how our stock will perform.
     Our stock price may trade below $10.00 per share, as the stock prices of many second-step conversions have decreased below the initial offering price. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page 16.
The Exchange of Existing Shares of Northfield-Federal Common Stock
     If you are currently a stockholder of Northfield-Federal, your shares will be canceled at the completion of the conversion and will be exchanged for shares of common stock of Northfield-Delaware. The number of shares of common stock you receive will be based on the exchange ratio, which will depend upon our final appraised value. The following table shows how the exchange ratio will adjust, based on the valuation of Northfield-Delaware and the number of shares of common stock issued in the offering. The table also shows the number of shares of Northfield-Delaware common stock a hypothetical owner of Northfield-Federal common stock would receive in exchange for 100 shares of Northfield-Federal common stock owned at the completion of the conversion, depending on the number of shares of common stock issued in the offering.

							Equivalent	Equivalent
					Total Shares		Value of	Pro Forma	Shares to
			Shares of Northfield-Delaware		of Common		Shares	Tangible	be
	Shares to be Sold in		to be Issued for Shares of		Stock to be		Based	Book Value	Received
	This Offering		Northfield-Federal		Issued in		Upon	Per	for 100
		Percent		Percent	Exchange and	Exchange	Offering	Exchanged	Existing
	Amount	(1)	Amount	(1)	Offering	Ratio	Price (2)	Share (3)	Shares
Minimum	26,350,000	56.6%	20,209,164	43.4%	46,559,164	1.0693	$10.69	$14.08	106
Midpoint	31,000,000	56.6	23,775,487	43.4	54,775,487	1.2580	12.58	15.03	125
Maximum	35,650,000	56.6	27,341,810	43.4	62,991,810	1.4467	14.47	15.99	144
Adjusted Maximum	40,997,500	56.6	31,443,082	43.4	72,440,582	1.6637	16.64	17.07	166

(1)	Ownership percentages reflect shares outstanding at July 30, 2010.

(2)	Represents the value of shares of Northfield-Delaware common stock to be received in the conversion by a holder of one share of Northfield-Federal, pursuant to the exchange ratio, based upon the $10.00 per share purchase price.

(3)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
     If you own shares of Northfield-Federal common stock in a brokerage account in “street name,” your shares will be exchanged automatically, and you do not need to take any action to exchange your shares of common stock. If your shares are represented by physical Northfield-Federal stock certificates, after the completion of the conversion and stock offering, our exchange agent will mail to you a transmittal form with instructions to surrender your stock certificates. New certificates of Northfield-Delaware common stock will be mailed to you within five business days after the exchange agent receives properly executed transmittal forms and your Northfield-Federal stock certificates. You should not submit a stock certificate until you receive a transmittal form.
     No fractional shares of Northfield-Delaware common stock will be issued to any public stockholder of Northfield-Federal. For each fractional share that otherwise would be issued, Northfield-Delaware will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.
     Outstanding options to purchase shares of Northfield-Federal common stock also will convert into and become options to purchase shares of Northfield-Delaware common stock based upon the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion. At March 31, 2010, there were 2,072,540 outstanding options to purchase shares of Northfield-Federal common stock, 402,060 of which have vested. Such outstanding options will be converted into options to purchase 2,216,167 shares of common stock at the minimum of the offering range and 2,998,344 shares of common stock at the maximum of the offering range. Because Office of Thrift Supervision regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised for authorized but unissued shares of common stock following the conversion, stockholders would experience dilution of approximately 4.54% at both the minimum and the maximum of the offering range.
How We Intend to Use the Proceeds From the Offering
     We intend to invest at least 50% of the net proceeds from the stock offering in Northfield Bank, loan funds to our employee stock ownership plan to fund its purchase of shares of common stock in the stock offering and retain the remainder of the net proceeds from the offering. Therefore, assuming we sell 31,000,000 shares of common stock in the stock offering, and we have net proceeds of $299.2 million, we intend to invest $149.6 million in Northfield Bank, loan $12.4 million to our employee stock ownership plan to fund its purchase of shares of common stock and retain the remaining $137.2 million of the net proceeds.
     We may use the funds we retain to acquire other financial institutions, for investments, to pay cash dividends, to repurchase shares of common stock and for other general corporate purposes. Northfield Bank may use the proceeds it receives from us to acquire other financial institutions, to expand its branch network and to support increased lending (with an emphasis on multifamily and commercial real estate lending) and other products and services. Northfield Bank currently intends to open nine new branch offices by December 31, 2013, and has currently committed to establishing three new branch offices in Brooklyn, New York and one branch office in Staten Island, New York.
     Please see the section of this prospectus entitled “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.
Persons Who May Order Shares of Common Stock in the Offering
     We are offering the shares of common stock in a subscription offering in the following descending order of priority:
(i)	First, to depositors with accounts at Northfield Bank with aggregate balances of at least $50 at the close of business on March 31, 2009.

(ii)	Second, to our tax-qualified employee benefit plans (including Northfield Bank’s employee stock ownership plan and 401(k) plan), which will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering. We expect our employee stock ownership plan to purchase 4% of the shares of common stock sold in the stock offering, although we reserve the right to have the employee stock ownership plan purchase more than 4% of the shares sold in the offering to the extent necessary to complete the offering at the minimum of the offering range.

(iii)	Third, to depositors with accounts at Northfield Bank with aggregate balances of at least $50 at the close of business on June 30, 2010.

(iv)	Fourth, to depositors of Northfield Bank at the close of business on July 30, 2010.
     Shares of common stock not purchased in the subscription offering will be offered for sale to the general public in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania. To the extent shares of common stock remain available, we are also offering the shares to Northfield-Federal’s public stockholders as of July 30, 2010. The community offering is expected to begin concurrently with the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated community offering. Sandler O’Neill & Partners, L.P. will act as sole book-running manager and Keefe, Bruyette & Woods, Inc. will act as co-manager for the syndicated community offering, which is also being conducted on a best efforts basis. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering. Any determination to accept or reject stock orders in the community offering and the syndicated community offering will be based on the facts and circumstances available to management at the time of the determination.
     If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. Shares will be allocated first to categories in the subscription offering. A detailed description of the subscription offering, the community offering and the syndicated community offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Offering.”
Limits on How Much Common Stock You May Purchase
     The minimum number of shares of common stock that may be purchased is 25.

     Generally, no individual may purchase more than 300,000 shares ($3.0 million) of common stock. If any of the following persons purchase shares of common stock, their purchases, in all categories of the offering, when combined with your purchases, cannot exceed 300,000 shares ($3.0 million) of common stock:
•	your spouse or relatives of you or your spouse living in your house;

•	most companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior position; or

•	other persons who may be your associates or persons acting in concert with you.
     Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to the overall purchase limitation of 300,000 shares ($3.0 million).
     In addition to the above purchase limitations, there is an ownership limitation for current stockholders of Northfield-Federal other than our employee stock ownership plan. Shares of common stock that you purchase in the offering individually and together with persons described above, plus any shares you and they receive in exchange for existing shares of Northfield-Federal common stock, may not exceed 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion. However, if, based on your current ownership level, you will own more than 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion, you will not need to divest any of your shares.
     Subject to Office of Thrift Supervision approval, we may increase or decrease the purchase and ownership limitations at any time. See the detailed description of the purchase limitations in the section of this prospectus headed “The Conversion and Offering—Additional Limitations on Common Stock Purchases.”
How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering
     In the subscription offering and community offering, you may pay for your shares only by:
(i)	personal check, bank check or money order made payable directly to Northfield Bancorp, Inc.; or

(ii)	authorizing us to withdraw available funds from the types of Northfield Bank deposit accounts designated on the stock order form.
     Northfield Bank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering. Additionally, you may not use a Northfield Bank line of credit check or any type of third party check to pay for shares of common stock. Please do not submit cash or wire transfers. You may not designate withdrawal from Northfield Bank’s accounts with check-writing privileges; instead, please submit a check. You may not authorize direct withdrawal from a Northfield Bank retirement account. See “—Using Individual Retirement Account Funds to Purchase Shares of Common Stock.”
     You may subscribe for shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment payable to Northfield Bancorp, Inc. or authorization to withdraw funds from one or more of your Northfield Bank deposit accounts, provided that the stock order form is received before 4:00 p.m., Eastern Time, on September 13, 2010, which is the end of the subscription offering period. You may submit your stock order form and payment by mail using the stock order reply envelope provided, or by overnight delivery to our Stock Information Center at the address noted on the Stock Order Form. You may hand-deliver stock order forms to the Stock Information Center, which will be located at Northfield Bank’s Avenel office, 1410 St. Georges Avenue, Second floor, Avenel, New Jersey. Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at our other branch offices. Please do not mail stock order forms to Northfield Bank’s offices.

     Please see “The Conversion and Offering— Procedure for Purchasing Shares—Payment for Shares” for a complete description of how to purchase shares in the stock offering.
Using Individual Retirement Account Funds to Purchase Shares of Common Stock
     You may be able to subscribe for shares of common stock using funds in your individual retirement account, or IRA. If you wish to use some or all of the funds in your Northfield Bank individual retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the September 13, 2010 offering deadline, for assistance with purchases using your individual retirement account or other retirement account that you may have at Northfield Bank or elsewhere. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.
     See “The Conversion and Offering—Procedure for Purchasing Shares—Payment for Shares” and “—Using Individual Retirement Account Funds” for a complete description of how to use IRA funds to purchase shares in the stock offering.
Purchases by Officers and Directors
     We expect our directors and executive officers, together with their associates, to subscribe for 89,000 shares of common stock in the offering, representing 0.34% of shares to be sold at the minimum of the offering range. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. Following the conversion, our directors and executive officers, together with their associates, are expected to beneficially own 1,603,032 shares of common stock, or 3.4% of our total outstanding shares of common stock at the minimum of the offering range, which includes shares they currently own that will be exchanged for new shares of Northfield-Delaware.
     See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.
Deadline for Orders of Shares of Common Stock in the Subscription and Community Offering
     The deadline for purchasing shares of common stock in the subscription and community offering is 4:00 p.m., Eastern Time, on September 13, 2010, unless we extend this deadline. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.
     Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 4:00 p.m., Eastern Time, on September 13, 2010, whether or not we have been able to locate each person entitled to subscription rights.
     See “The Conversion and Offering— Procedure for Purchasing Shares—Expiration Date” for a complete description of the deadline for purchasing shares in the stock offering.
You May Not Sell or Transfer Your Subscription Rights
     Office of Thrift Supervision regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights. On the order form, you may not add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.
Delivery of Stock Certificates
     Certificates representing shares of common stock sold in the subscription offering and community offering will be mailed to the certificate registration address noted by purchasers on the stock order form. Stock certificates will be sent to purchasers by first-class mail as soon as practicable after the completion of the conversion and stock offering. We expect trading in the stock to begin on the business day of or on the business day following the completion of the conversion and stock offering. The conversion and stock offering are expected to be completed as soon as practicable following satisfaction of the conditions described below in “—Conditions to Completion of the Conversion.” It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm. If you are currently a stockholder of Northfield-Federal, see “The Conversion and Offering—Exchange of Existing Stockholders’ Stock Certificates.”
Conditions to Completion of the Conversion
     We cannot complete the conversion and offering unless:
•	The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by members of Northfield Bancorp, MHC (depositors of Northfield Bank) as of July 30, 2010;

•	The plan of conversion and reorganization is approved by at least two-thirds of the outstanding shares of common stock of Northfield-Federal as of July 30, 2010, including shares held by Northfield Bancorp, MHC;

•	The plan of conversion and reorganization is approved by at least a majority of the outstanding shares of common stock of Northfield-Federal as of July 30, 2010, excluding those shares held by Northfield Bancorp, MHC;

•	We sell at least the minimum number of shares of common stock offered; and

•	We receive the final approval of the Office of Thrift Supervision to complete the conversion and offering.
     Northfield Bancorp, MHC intends to vote its shares in favor of the plan of conversion and reorganization. At July 30, 2010, Northfield Bancorp, MHC owned 56.6% of the outstanding shares of common stock of Northfield-Federal. The directors and executive officers of Northfield-Federal and their affiliates owned 1,118,296 shares of Northfield-Federal (excluding exercisable options), or 2.6% of the outstanding shares of common stock and 5.9% of the outstanding shares of common stock excluding shares owned by Northfield Bancorp, MHC. They intend to vote those shares in favor of the plan of conversion and reorganization.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares
     If we do not receive orders for at least 26,350,000 shares of common stock, we may take several steps in order to issue the minimum number of shares of common stock in the offering range. Specifically, we may:
(i)	increase the purchase and ownership limitations; and/or

(ii)	seek regulatory approval to extend the offering beyond October 28, 2010, so long as we resolicit subscriptions that we have previously received in the offering; and/or

(iii)	increase the shares purchased by the employee stock ownership plan.
     If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount will be, and, in our sole discretion, some other large purchasers may be, given the opportunity to increase their subscriptions up to the then-applicable limit.
Possible Change in the Offering Range
     RP Financial, LC. will update its appraisal before we complete the offering. If, as a result of demand for the shares or changes in market conditions, RP Financial, LC. determines that our pro forma market value has increased, we may sell up to 40,997,500 shares in the offering without further notice to you. If our pro forma market value at that time is either below $465.6 million or above $724.4 million, then, after consulting with the Office of Thrift Supervision, we may:
•	terminate the stock offering and promptly return all funds (with interest paid on funds received in the subscription and community offerings);

•	set a new offering range; or

•	take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.
     If we set a new offering range, we will promptly return funds, with interest at 0.25% per annum for funds received for purchases in the subscription and community offerings, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. We will resolicit subscribers, allowing them to place a new stock order for a period of time.
Possible Termination of the Offering
     We may terminate the offering at any time prior to the special meeting of members of Northfield Bancorp, MHC that is being called to vote on the conversion, and at any time after member approval with the approval of the Office of Thrift Supervision. If we terminate the offering, we will promptly return your funds with interest at 0.25% per annum and we will cancel deposit account withdrawal authorizations.
Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion
     We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of all of our employees, to purchase up to 4% of the shares of common stock we sell in the offering. These shares, when combined with shares owned by our existing employee stock ownership plan, will be less than 8% of the shares outstanding following the conversion. If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to a total of 4% of the shares of common stock sold in the offering. This would reduce the number of shares available for allocation to eligible account holders. For further information, see “Management—Executive Compensation—Employee Stock Ownership Plan and Trust.”

     Office of Thrift Supervision regulations permit us to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion. Our current intention is to implement one or more new stock-based incentive plans, but we have not determined whether we would adopt the plans within 12 months following the completion of the conversion or more than 12 months following the completion of the conversion. Stockholder approval of these plans would be required. If we implement stock-based benefit plans within 12 months following the completion of the conversion, the stock-based benefit plans would reserve a number of shares (i) up to 4% of the shares of common stock sold in the offering (reduced by amounts purchased in the stock offering by our 401(k) plan using its purchase priority in the stock offering) for awards of restricted stock to key employees and directors, at no cost to the recipients and (ii) up to 10% of the shares of common stock sold in the offering for issuance pursuant to the exercise of stock options by key employees and directors. The total number of shares available under the stock-based benefit plans is subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect shares of common stock or stock options previously granted by Northfield-Federal or Northfield Bank. For stock-based benefit plans adopted within 12 months following the completion of the conversion, current Office of Thrift Supervision policy would require that the total number of shares of restricted stock and the total number of shares available for the exercise of stock options not exceed 4% and 10%, respectively, of our total outstanding shares following the conversion. If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion, it would not be subject to the percentage limitations set forth above. We have not yet determined the number of shares that would be reserved for issuance under these plans. For a description of our current stock-based benefit plan, see “Management—Compensation Discussion and Analysis—Equity Awards.”
     The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to not more than 4% and 10% of the shares sold in the stock offering for restricted stock awards and stock options, respectively. The table shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees or consultants. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased			Dilution	Value of Grants (In
			As a	Resulting	Thousands (1)
		At	Percentage	From		At
	At	Adjusted	of Common	Issuance of	At	Adjusted
	Minimum of	Maximum	Stock to be	Shares for	Minimum	Maximum
	Offering	of Offering	Sold in the	Stock-Based	of Offering	of Offering
	Range	Range	Offering	Benefit Plans	Range	Range
Employee stock ownership plan	1,054,000	1,639,900	4.0%	N/A (2)	$10,540	$16,399
Restricted stock awards	1,054,000	1,639,900	4.0	2.21%	10,540	16,399
Stock options	2,635,000	4,099,750	10.0	5.36%	9,829	15,292

Total	4,743,000	7,379,550	18.0%	7.34%	$30,909	$48,090

(1)	The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.73 per option using the Black-Scholes option pricing model, adjusted for the exchange ratio, with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option life of 6.5 years; a dividend yield of 1.4%; a risk-free rate of return of 3.10%; and a volatility rate of 38.29%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the stock offering.
     We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2008 Equity Incentive Plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares as Office of Thrift Supervision regulations do not permit us to repurchase our shares during the first year following the completion of the offering except to fund the grants of restricted stock under our stock-based benefit plan or under extraordinary circumstances. We have been advised by the staff of the Office of Thrift Supervision that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance for purposes of this test.
     The following table presents information as of March 31, 2010 regarding our employee stock ownership plan, our 2008 Equity Incentive Plan and our proposed stock-based benefit plan. The table below assumes that 62,991,810 shares are outstanding after the offering, which includes the sale of 35,650,000 shares in the offering at the maximum of the offering range and the issuance of shares in exchange for shares of Northfield-Federal using an exchange ratio of 1.4467. It also assumes that the value of the stock is $10.00 per share.

						Percentage of
						Shares Outstanding
		Shares at Maximum		Estimated Value of		After the
Existing and New Stock Benefit Plans	Participants	of Offering Range		Shares		Conversion
Employee Stock Ownership Plan:	Employees
Shares purchased in 2007 offering (1)		2,540,809	(2)	$25,408,090		4.03%
Shares to be purchased in this offering		1,426,000		14,260,000		2.26

Total employee stock ownership plan shares		3,966,809		$39,668,090		6.30%

Restricted Stock Awards:	Directors, Officers and Employees
2008 Equity Incentive Plan (1)		1,270,404	(3)	$12,704,040	(4)	2.02%
New shares of restricted stock		1,426,000		14,260,000	(4)	2.26

Total shares of restricted stock		2,696,404		$26,964,040		4.28	%(5)

Stock Options:	Directors, Officers and Employees
2008 Equity Incentive Plan (1)		3,176,011	(6)	$11,846,521		5.04%
New stock options		3,565,000		13,297,450	(7)	5.66

Total stock options		6,741,011		$25,143,971		10.70	%(5)

Total of stock benefit plans		13,404,224		$91,776,101		21.28%

(1)	The number of shares indicated has been adjusted for the 1.4467 exchange ratio at the maximum of the offering range.

(2)	As of March 31, 2010, 256,951 of these shares, or 177,612 shares prior to adjustment for the exchange, have been allocated.

(3)	As of March 31, 2010, 1,200,110 of these shares, or 829,550 shares prior to adjustment for the exchange, have been awarded, and 252,927 of these shares, or 174,830 shares prior to adjustment for the exchange, have vested.

(4)	The value of restricted stock awards is determined based on their fair value as of the date grants are made. For purposes of this table, the fair value of awards under the new stock-based benefit plan is assumed to be the same as the offering price of $10.00 per share.

(5)	The number of shares of restricted stock and shares reserved for stock options set forth in the table would exceed regulatory limits if a stock-based incentive plan were adopted within one year of the completion of the conversion. Accordingly, the number of new shares of restricted stock and shares reserved for stock options set forth in the table would have to be reduced such that the aggregate amount of stock awards and shares reserved for stock options would be 4% or less and 10% or less, respectively, of our outstanding shares, unless we obtain a waiver from the Office of Thrift Supervision, or we implement the incentive plan more than 12 months after completion of the conversion. We have not determined whether we will implement a new stock-based incentive plan earlier than 12 months after completion of the conversion or more than 12 months after the completion of the conversion.

(6)	As of March 31, 2010, options to purchase 3,018,395 of these shares, or 2,086,400 shares prior to adjustment for the exchange, have been awarded, and options to purchase 581,660 of these shares, or 402,060 shares prior to adjustment for the exchange, have vested.

(7)	The weighted-average fair value of stock options to be granted has been estimated at $3.73 per option, adjusted for the exchange ratio, using the Black-Scholes option pricing model. The fair value of stock options uses the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 1.4%; expected life, 6.5 years; expected volatility, 38.29%; and risk-free rate of return, 3.10%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.
Market for Common Stock
     Existing publicly held shares of Northfield-Federal’s common stock are quoted on the Nasdaq Global Select Market under the symbol “NFBK.” Upon completion of the conversion, the shares of common stock of Northfield-Delaware will replace the existing shares. For a period of 20 trading days after the completion of the conversion and offering, we expect our shares of common stock will trade on the Nasdaq Global Select Market under the symbol “NFBKD,” and, thereafter, our trading symbol will revert to “NFBK.” In order to list our stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of March 31, 2010, Northfield-Federal had 22 registered market makers in its common stock, including Sandler O’Neill & Partners, L.P. Sandler O’Neill & Partners, L.P. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so.
Our Dividend Policy
     Northfield-Federal currently pays a quarterly cash dividend of $0.05 per share, which equals $0.20 per share on an annualized basis. After the conversion, we intend to continue to pay cash dividends on a quarterly basis. We expect the quarterly dividends per share to be between $0.03 and $0.04 per share, depending on how many shares of common stock are sold in the offering. This would approximately preserve the dividend amount that Northfield-Federal stockholders currently receive, as adjusted to reflect the exchange ratio. The dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future.
     For information regarding our historical dividend payments, see “Selected Consolidated Financial and Other Data of Northfield Bancorp, Inc.” and “Market for the Common Stock.” For information regarding our current and proposed dividend policy, see “Our Dividend Policy.”
Tax Consequences
     Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank and Northfield-Delaware have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding the material federal income tax consequences of the conversion, and have received opinions of Crowe Horwath LLP regarding the material New York and New Jersey state tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Northfield Bancorp, MHC, Northfield-Federal (except for cash paid for fractional shares), Northfield Bank, Northfield-Delaware, persons eligible to subscribe in the subscription offering, or existing stockholders of Northfield-Federal. Existing stockholders of Northfield-Federal who receive cash in lieu of fractional share interests in shares of Northfield-Delaware will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.
How You Can Obtain Additional Information—Stock Information Center
     Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The toll-free telephone number is (877) 651-9234. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

RISK FACTORS
     You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.
Risks Related to Our Business
We have been negatively affected by current market and economic conditions. A continuation or worsening of these conditions could adversely affect our operations, financial condition and earnings.
     The severe economic recession of 2008 and 2009 and the weak economic recovery since then have resulted in continued uncertainty in the financial markets and the expectation of weak general economic conditions, including high levels of unemployment, continuing through 2010. The resulting economic pressure on consumers and businesses has adversely affected our business, financial condition and results of operations. The credit quality of loan and investment securities portfolios has deteriorated at many financial institutions and the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Our commercial and multifamily real estate loan customers have experienced increases in vacancy rates and declines in rental rates for both multifamily and commercial properties. Financial companies’ stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. A continuation or worsening of these conditions could result in reduced loan demand and further increases in loan delinquencies, loan losses, loan loss provisions, costs associated with monitoring delinquent loans and disposing of foreclosed property, and otherwise negatively affect our operations, financial condition and earnings.
Our concentration in multifamily loans, commercial real estate loans, and construction and land loans, as well as our commercial business loans, could expose us to increased lending risks and related loan losses.
     Our current business strategy is to continue to emphasize multifamily loans and to a lesser extent commercial real estate loans. At March 31, 2010, $559.3 million, or 75.9% of our total loan portfolio, consisted of multifamily, commercial real estate, and construction and land loans. In addition, at March 31, 2010, our largest industry concentration of commercial real estate loans was hotels and motels, which totaled $29.4 million, or 8.8% of commercial real estate loans at that date.
     These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Also, many of our borrowers have more than one of these types of loans outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential real estate loan.
     In addition, if loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition. Also, the collateral underlying commercial business loans may fluctuate in value. Some of our commercial business loans are collateralized by equipment, inventory, accounts receivable or other business assets, and the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use.
     Construction and land lending involves additional risks because of the inherent difficulty in estimating a property’s value both before and at completion of the project. Construction costs may exceed original estimates as a result of increased materials, labor or other costs. In addition, because of current uncertainties in the residential and commercial real estate markets, property values have become more difficult to determine than they have been historically. The repayment of construction and land acquisition and development loans often depends on the ability of the borrower to sell or lease the property. These loans also require ongoing monitoring.
A significant portion of our loan portfolio is unseasoned.
     Our loan portfolio has grown to $736.6 million at March 31, 2010, from $387.8 million at December 31, 2005. It is difficult to assess the future performance of these recently originated loans because of our relatively limited history in commercial real estate and multifamily lending. In addition, we purchased $35.4 million of insurance premium finance loans during the quarter ended December 31, 2009, and grew this portfolio to $40.0 million at March 31, 2010. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance.
If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.
     We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, as well as the experience of other similarly situated institutions, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance. Material additions to our allowance would materially decrease our net income.
     In addition, bank regulators periodically review our allowance for loan losses and, based on information available to them at the time of their review, may require us to increase our allowance for loan losses or recognize further loan charge-offs. An increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our financial condition and results of operations.
Declines in real estate values could decrease our loan originations and increase delinquencies and defaults.
     Declines in real estate values in our market area could adversely affect our results of operations. Like all financial institutions, we are subject to the effects of any economic downturn. In particular, a significant decline in real estate values would likely lead to a decrease in new multifamily, commercial real estate, and home equity lending and increased delinquencies and defaults in our real estate loan portfolio. Declines in the average sale prices of real estate in our primary market area could lead to higher loan losses.
Government responses to economic conditions may adversely affect our operations, financial condition and earnings.
     Newly enacted financial reform legislation will change the bank regulatory framework, create an independent consumer protection bureau that will assume the consumer protection responsibilities of the various federal banking agencies, and establish more stringent capital standards for banks and bank holding companies. The legislation will also result in new regulations affecting the lending, funding, trading and investment activities of banks and bank holding companies. Bank regulatory agencies also have been responding aggressively to concerns and adverse trends identified in examinations. Ongoing uncertainty and adverse developments in the financial services industry and the domestic and international credit markets, and the effect of new legislation and regulatory actions in response to these conditions, may adversely affect our operations by restricting our business activities, including our ability to originate or sell loans, modify loan terms, or foreclose on property securing loans. These measures are likely to increase our costs of doing business and may have a significant adverse effect on our lending activities, financial performance and operating flexibility. In addition, these risks could affect the performance and value of our loan and investment securities portfolios, which also would negatively affect our financial performance.
     Furthermore, the Board of Governors of the Federal Reserve System, in an attempt to help the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate and the purchase of mortgage-backed securities. If the Federal Reserve Board increases the federal funds rate, overall interest rates will likely rise, which may negatively impact the housing markets and the U.S. economic recovery. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.
Financial reform legislation recently enacted by Congress will, among other things, eliminate the Office of Thrift Supervision, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our costs of operations.
     The President recently signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which will significantly change the current bank regulatory structure and affect the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act will eliminate our current primary federal regulator, the Office of Thrift Supervision, and require Northfield Bank to be regulated by the Office of the Comptroller of the Currency (the primary federal regulator for national banks). The Dodd-Frank Act also authorizes the Board of Governors of the Federal Reserve System to supervise and regulate all savings and loan holding companies like Northfield-Delaware, in addition to bank holding companies which it currently regulates. As a result, the Federal Reserve Board’s current regulations applicable to bank holding companies, including holding company capital requirements, will apply to savings and loan holding companies like Northfield-Delaware. These capital requirements are substantially similar to the capital requirements currently applicable to Northfield Bank, as described in “Supervision and Regulation—Federal Banking Regulation—Capital Requirements.” The Dodd-Frank Act also requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. Bank holding companies with assets of less than $500 million are exempt from these capital requirements. Under the Dodd-Frank Act, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.
     The Dodd-Frank Act also creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Northfield Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets will be examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives state attorneys general the ability to enforce applicable federal consumer protection laws.
     Also effective one year after the date of enactment is a provision of the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse effect on our interest expense.
     The legislation also broadens the base for Federal Deposit Insurance Corporation insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2013. Lastly, the Dodd-Frank Act will increase stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.
     It is difficult to predict at this time what effect the new legislation and implementing regulations will have on community banks, including the lending and credit practices of such banks. Moreover, many of the provisions of the Dodd-Frank Act will not take effect for at least a year, and the legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations, particularly those relating to the new Consumer Financial Protection Bureau, will increase our operating and compliance costs.
We are subject to extensive regulatory oversight.
     We and our subsidiaries are subject to extensive regulation and supervision. Regulators have intensified their focus on bank lending criteria and controls, and on the USA PATRIOT Act’s anti-money laundering and Bank Secrecy Act compliance requirements. There also is increased scrutiny of our compliance practices generally and particularly with the rules enforced by the Office of Foreign Assets Control. Our failure to comply with these and other regulatory requirements could lead to, among other remedies, administrative enforcement actions and legal proceedings. In addition, the Dodd-Frank Act and implementing regulations are likely to have a significant effect on the financial services industry, which are likely to increase operating costs and reduce profitability. Regulatory or legislative changes could make regulatory compliance more difficult or expensive for us, and could cause us to change or limit some of our products and services, or the way we operate our business.
Legislative or regulatory responses to perceived financial and market problems could impair our rights against borrowers.
     Current and future proposals made by members of Congress would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans, and may limit the ability of lenders to foreclose on mortgage collateral. If proposals such as these, or other proposals limiting Northfield Bank’s rights as a creditor, were to be implemented, we could experience increased credit losses on our loans and mortgage-backed securities, or increased expense in pursuing our remedies as a creditor.
Recent health care legislation could increase our expenses or require us to pass further costs on to our employees, which could adversely affect our operations, financial condition and earnings.
     Legislation enacted in 2010 requires companies to provide expanded health care coverage to their employees, such as affordable coverage to part-time employees and coverage to dependent adult children of employees. Companies will also be required to enroll new employees automatically into one of their health plans. Compliance with these and other new requirements of the health care legislation will increase our employee benefits expense, and may require us to pass these costs on to our employees, which could give us a competitive disadvantage in hiring and retaining qualified employees.
Changes in market interest rates could adversely affect our financial condition and results of operations.
     Our financial condition and results of operations are significantly affected by changes in market interest rates. Our results of operations substantially depend on our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities. Our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets. If rates increase rapidly, we may have to increase the rates we are willing to pay on our deposits and borrowed funds more quickly than any changes in interest rates on our loans and investments, resulting in a negative effect on interest spreads and net interest income. In addition, the effect of rising rates could be compounded if deposit customers move funds from savings accounts to higher rate certificate of deposit accounts. Conversely, should market interest rates fall below current levels, our net interest margin could also be negatively affected if competitive pressures keep us from further reducing rates on our deposits, while the yields on our assets decrease more rapidly through loan prepayments and interest rate adjustments.
     We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates often result in increased prepayments of loans and mortgage-related securities, as borrowers refinance their loans to reduce borrowings costs. Under these circumstances, we are subject to reinvestment risk to the extent we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and/or may make it more difficult for borrowers to repay adjustable rate loans.
     Changes in interest rates also affect the value of our interest earning assets and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At March 31, 2010, the fair value of our securities portfolio (excluding Federal Home Loan Bank of New York stock) totaled $1.2 billion.
     At March 31, 2010, our simulation model indicated that our net portfolio value (the net present value of our interest-earning assets and interest-bearing liabilities) would decrease by 9.6% if there was an instantaneous parallel 200 basis point increase in market interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”
Strong competition within our market areas may limit our growth and profitability.
     Competition in the banking and financial services industry is intense. In our market areas, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, money market funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence than we do and offer certain services that we do not or cannot provide. This can give them an advantage in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do.
     In addition, the recent crisis in the financial services industry has resulted in a number of financial services companies, such as investment banks and automobile and real estate finance companies, electing to become bank holding companies. These financial services companies traditionally have generated funds from sources other than insured bank deposits. Many of the alternative funding sources traditionally utilized by these companies are no longer available. This has resulted in these companies relying more on insured bank deposits to fund their operations, which has increased competition for deposits and may increase the related costs of such deposits.
     Our profitability depends on our continued ability to compete successfully in our market areas. For additional information see “Business of Northfield Bancorp, Inc. and Northfield Bank—Market Area and Competition.”
The requirement to account for certain assets at estimated fair value, and a proposal to account for additional financial assets and liabilities at estimated fair value, may adversely affect our results of operations.
     We report certain assets, including securities, at fair value, and a recent proposal would require us to report most of our financial assets and liabilities at fair value. Generally, for securities that are reported at fair value, we use quoted market prices or valuation models that utilize observable market inputs to estimate fair value. Because we carry these assets on our books at their estimated fair value, we may record losses even if the asset in question presents minimal credit risk. Under current accounting requirements, elevated delinquencies, defaults, and estimated losses from the disposition of collateral in our private-label mortgage-backed securities portfolio may require us to recognize additional other-than-temporary impairments in future periods with respect to our securities portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in the estimated fair value of the asset and our estimate of the anticipated recovery period. Under proposed accounting requirements, we may be required to record reductions in the fair value of nearly all of our financial assets and liabilities (including loans) either through a charge to net income or through a reduction to accumulated other comprehensive income. Accordingly, we could be required to record losses on assets such as loans where we have no intention to sell the loan and expect the loan to be repaid in full. This could result in a decrease in net income, a decrease in our stockholders’ equity, or both.
We could record future losses on our securities portfolio.
     During the year ended December 31, 2009, we recognized total other-than-temporary impairment on our securities portfolio of $1.4 million, of which $176,000 was considered to be credit-related and, therefore, in accordance with applicable accounting standards, recorded as a loss through a reduction of non-interest income. A number of factors or combinations of factors could require us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to our securities portfolio constitutes additional impairment that is other than temporary, which could result in material losses to us. These factors include, but are not limited to, a continued failure by an issuer to make scheduled interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value. In addition, the fair values of securities could decline if the overall economy and the financial condition of some of the issuers continues to deteriorate and there remains limited liquidity for these securities.
If our investment in the common stock of the Federal Home Loan Bank of New York is classified as other-than-temporarily impaired or as permanently impaired, our earnings and stockholders’ equity could decrease.
     We own stock of the Federal Home Loan Bank of New York, which is part of the Federal Home Loan Bank system. The Federal Home Loan Bank of New York common stock is held to qualify for membership in the Federal Home Loan Bank of New York and to be eligible to borrow funds under the Federal Home Loan Bank of New York’s advance programs. The aggregate cost of our Federal Home Loan Bank of New York common stock as of March 31, 2010, was $5.0 million based on its par value. There is no market for Federal Home Loan Bank of New York common stock.
     Although the Federal Home Loan Bank of New York is not reporting current operating difficulties, recent published reports indicate that certain member banks of the Federal Home Loan Bank System may be subject to accounting rules and asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capital of the Federal Home Loan Bank System, including the Federal Home Loan Bank of New York, could be substantially diminished. Consequently, there is a risk that our investment in Federal Home Loan Bank of New York common stock could be deemed other-than-temporarily impaired at some time in the future, and if this occurs, it would cause earnings and stockholders’ equity to decrease by the impairment charge.
We hold intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.
     We are required to test our goodwill and core deposit intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of our common shares. It is possible that future impairment testing could result in a partial or full impairment of the value of our goodwill or core deposit intangible assets, or both. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no effect on the tangible book value of our shares of common stock or our regulatory capital levels.

Northfield Bank is required to maintain a significant percentage of its total assets in residential mortgage loans and investments secured by residential mortgage loans, which restricts our ability to diversify our loan portfolio.
     A federal savings bank or thrift differs from a commercial bank in that it is required to maintain at least 65% of its total assets in “qualified thrift investments,” which generally include loans and investments for the purchase, refinance, construction, improvement, or repair of residential real estate, as well as home equity loans, education loans and small business loans. To maintain our federal savings bank charter we have to be a “qualified thrift lender” or “QTL” in nine out of each 12 immediately preceding months. Because of the QTL requirement, we are limited in our ability to change our asset mix and increase the yield on our earning assets by growing our commercial loan portfolio. However, a loan that does not exceed $2 million (including a group of loans to one borrower) that is for commercial, corporate, business, or agricultural purposes is included in our qualified thrift investments.
     In addition, if we continue to grow our commercial loan portfolio and our single-family residential mortgage loan portfolio decreases, it is possible that in order to maintain our QTL status, we could be forced to buy mortgage-backed securities or other qualifying assets at times when the terms of such investments may not be attractive. Alternatively, we may find it necessary to pursue different structures, including converting Northfield Bank’s savings bank charter to a commercial bank charter.
Any future Federal Deposit Insurance Corporation insurance premiums or special assessments will adversely affect our earnings.
     As part of its plan to restore the Federal Deposit Insurance Corporation’s insurance reserve ratio to 1.15% of estimated insured deposits, the Federal Deposit Insurance Corporation imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, which was payable on September 30, 2009. In addition, the Federal Deposit Insurance Corporation increased its quarterly deposit insurance assessment rates and amended the method by which rates are calculated. The Dodd-Frank Act also requires the reserve ratio of the Deposit Insurance Fund to increase from 1.15% to 1.35% of insured deposits by September 30, 2020, although banks with assets of less than $10 billion are exempt from any additional assessments to achieve the higher reserve ratio.
     On November 12, 2009, the Federal Deposit Insurance Corporation also approved a final rule requiring insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. Estimated assessments for the fourth quarter of 2009 and for all 2010 are based upon the assessment rate in effect on September 30, 2009, with three basis points added for the 2011 and 2012 assessment rates. In addition, a 5% annual growth rate in the assessment base is assumed. Prepaid assessments are to be applied against the actual quarterly assessments until exhausted, and may not be applied to any special assessments that may occur in the future. Any unused prepayments will be returned to the institution on June 30, 2013. On December 30, 2009, we prepaid $5.7 million in estimated assessment fees for the fourth quarter of 2009 through 2012. Actions the Federal Deposit Insurance Corporation takes in the future could result in significantly higher deposit insurance premiums, special assessments, or prepaid assessments, which could have a significant affect on our earnings.
The Office of Thrift Supervision is currently conducting an examination to determine our compliance with the Community Reinvestment Act. If we do not receive a rating of “Satisfactory” or better with respect to compliance with the Community Reinvestment Act, our ability to implement our business strategy could be hindered significantly.
     The Office of Thrift Supervision is currently conducting a regularly scheduled examination to determine our compliance with the Community Reinvestment Act. The Community Reinvestment Act and related regulations of the Office of Thrift Supervision require savings banks, such as Northfield Bank, to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. We have not received the results of the examination, and there is a possibility that we may not receive a rating of “Satisfactory” or better. The Office of Thrift Supervision considers, among other factors, a savings bank’s compliance with the Community Reinvestment

Act in reviewing corporate applications, such as applications to establish branches or conduct mergers and acquisitions, and a rating below “Satisfactory” can result in the denial of such applications. The failure to receive a rating of “Satisfactory” or better can also result in other restrictions on a savings bank’s activities. This would last until such time as Northfield Bank received a rating of “Satisfactory” or better with respect to the Community Reinvestment Act, and a new review of our compliance may not occur for another two years. This could limit our ability to implement our business strategy, particularly with respect to acquisitions and branching, and could limit our ability to deploy the proceeds from the offering in our originally anticipated timeframe, either of which could have an adverse effect on our earnings and our return on equity.
We may face risks with respect to future expansion.
     We intend to increase the size of our operations through de novo branching, and may continue to seek whole bank or branch acquisitions in the future. Growth strategies involve a number of risks, including:
•	the potential inability to generate deposits or originate loans in amounts that offset the costs of establishing new branch offices;

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	time and costs associated with the integration and operation of acquired institutions, and the inability to successfully integrate the operations of an acquired institution, or to achieve financial results comparable to or better than our historical experience;

•	the incurrence of goodwill and possible impairment thereof associated with an acquisition and the possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.
Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.
     Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. Although we have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, such events may still occur, or may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.
     In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.
     The occurrence of any system failures, interruption or breach of security could damage our reputation and result in a loss of customers and business thereby subjecting us to additional regulatory scrutiny, or could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering
The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.
     If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering. In several cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Northfield-Delaware and the outlook for the financial services industry in general. Price fluctuations may be unrelated to the operating performance of particular companies.
Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance and the value of our common stock.
     We intend to invest between $127.0 million and $172.1 million of the net proceeds of the offering (or $198.1 million at the adjusted maximum of the offering range) in Northfield Bank. We may use the remaining net proceeds to invest in short-term investments, repurchase shares of common stock, pay dividends or for other general corporate purposes. We also expect to use a portion of the net proceeds we retain to fund a loan for the purchase of shares of common stock in the offering by the employee stock ownership plan. Northfield Bank may use the net proceeds it receives to fund new loans, expand its retail banking franchise by acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, with the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, may require the approval of the Office of Thrift Supervision. We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long we will require to reinvest the net proceeds.
Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.
     Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Following the stock offering, we expect our consolidated equity to be between $629.6 million at the minimum of the offering range and $760.0 million at the adjusted maximum of the offering range. Based upon our annualized income for the quarter ended March 31, 2010, and these pro forma equity levels, our return on equity would be 2.21% and 1.85% at the minimum and adjusted maximum of the offering range, respectively. We expect our return on equity to remain low until we are able to leverage the additional capital we receive from the stock offering. Although we will be able to increase net interest income using proceeds of the stock offering, our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plan we intend to adopt. Until we can increase our net interest income and non-interest income and leverage the capital raised in the stock offering, we expect our return on equity to remain low, which may reduce the market price of our shares of common stock.
Our stock-based benefit plans would increase our expenses and reduce our income.
     We intend to adopt one or more new stock-based benefit plans after the conversion, subject to stockholder approval, which would increase our annual compensation and benefit expenses related to the stock options and shares granted to participants under our stock-based benefit plan. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted under the plan, the fair market value of our stock or options on the date of grant, the vesting period and other factors which we cannot predict at this time. In the event we adopt the plan within 12 months following the conversion, under current Office of Thrift Supervision policy the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our existing and proposed stock-based benefit plans would be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding. If we award restricted shares of common stock or grant options in excess of these amounts under stock-based benefit plans adopted more than 12 months after the completion of the conversion, our costs would increase further.
     In addition, we would recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we would recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the offering for shares purchased in the offering has been estimated to be approximately $547,000 ($328,000 after tax) at the adjusted maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management—Benefits to be Considered Following Completion of the Conversion.”
The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.
     We intend to adopt one or more new stock-based benefit plans following the stock offering. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including, but not limited to, applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plan through open market purchases, stockholders would experience a 7.34% reduction in ownership interest at the adjusted maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in an amount equal to up to 10% and 4%, respectively, of the shares sold in the offering. In the event we adopt the plan within 12 months following the conversion, under current Office of Thrift Supervision policy the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our existing and proposed stock-based benefit plans would be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding. In the event we adopt the plan more than 12 months following the conversion, the plan would not be subject to these limitations.
     Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.
We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the conversion may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.
     If we adopt stock-based benefit plans more than 12 months following the completion of the conversion, then grants of shares of common stock or stock options under our existing and proposed stock-based benefit plans may exceed 4% and 10%, respectively, of our total outstanding shares. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Our stock-based benefit plans would increase our expenses and reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the determination as to the timing of the implementation of such plans will be at the discretion of our board of directors.
Various factors may make takeover attempts more difficult to achieve.
     Our board of directors has no current intention to sell control of Northfield-Delaware. Provisions of our certificate of incorporation and bylaws, federal regulations, Northfield Bank’s charter, Delaware law, shares of restricted stock and stock options that we have granted or may grant to employees and directors, stock ownership by our management and directors and employment agreements that we have entered into with our executive officers, and various other factors may make it more difficult for companies or persons to acquire control of Northfield-Delaware without the consent of our board of directors. You may want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock. For additional information, see “Restrictions on Acquisition of Northfield-Delaware,” “Management—Employment Agreements,” “—Potential Payments to Named Executive Officers” and “—Benefits to be Considered Following Completion of the Conversion.”
There may be a decrease in stockholders’ rights for existing stockholders of Northfield-Federal.
     As a result of the conversion, existing stockholders of Northfield-Federal will become stockholders of Northfield-Delaware. In addition to the provisions discussed above that may discourage takeover attempts that are favored by stockholders, some rights of stockholders of Northfield-Delaware will be reduced compared to the rights stockholders currently have in Northfield-Federal. The reduction in stockholder rights results from differences between the federal and Delaware chartering documents and bylaws, and from distinctions between federal and Delaware law. Many of the differences in stockholder rights under the certificate of incorporation and bylaws of Northfield-Delaware are not mandated by Delaware law but have been chosen by management as being in the best interests of Northfield-Delaware and its stockholders. The certificate of incorporation and bylaws of Northfield-Delaware include the following provisions: (i) greater lead time required for stockholders to submit proposals for new business or to nominate directors; and (ii) approval by at least 80% of the outstanding shares of capital stock entitled to vote generally is required to amend the bylaws and certain provisions of the certificate of incorporation. See “Comparison of Stockholders’ Rights For Existing Stockholders of Northfield Bancorp, Inc.” for a discussion of these differences.
You may not revoke your decision to purchase Northfield-Delaware common stock in the subscription or community offerings after you send us your order.
     Funds submitted or automatic withdrawals authorized in connection with a purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in the completion of the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond October 28, 2010, or the number of shares to be sold in the offering is increased to more than 40,997,500 shares or decreased to fewer than 26,350,000 shares.
An active trading market for our common stock may not develop.
     Northfield-Federal’s common stock is currently quoted on the Nasdaq Global Select Market. Upon completion of the conversion, the common stock of Northfield-Delaware will replace the existing shares. An active public trading market for Northfield-Delaware’s common stock may not develop or be sustained after this stock offering. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could depress the market price.

The distribution of subscription rights could have adverse income tax consequences.
     If the subscription rights granted to certain depositors of Northfield Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
     The following tables set forth selected consolidated historical financial and other data of Northfield-Federal and its subsidiaries for the years and at the dates indicated. The following is only a summary and you should read it in conjunction with the consolidated financial statements of Northfield-Federal and notes beginning on page F-1 of this prospectus. The information at December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008, and 2007 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005, is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at March 31, 2010 and for the three months ended March 31, 2010 and 2009, is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2010, are not necessarily indicative of the results to be achieved for all of 2010.

	At
	March 31,	At December 31,
	2010	2009	2008	2007	2006	2005
	(In thousands)
Selected Financial Condition Data:

Total assets	$2,097,803	$2,002,274	$1,757,761	$1,386,918	$1,294,747	$1,408,562
Cash and cash equivalents	50,811	42,544	50,128	25,088	60,624	38,368
Trading securities	3,706	3,403	2,498	3,605	2,667	2,360
Securities available-for-sale, at estimated market value	1,216,195	1,131,803	957,585	802,417	713,098	863,064
Securities held-to-maturity	6,220	6,740	14,479	19,686	26,169	34,841
Loans held-for-investment, net	737,225	729,269	589,984	424,329	409,189	387,467
Allowance for loan losses	(17,146)	(15,414)	(8,778)	(5,636)	(5,030)	(4,795)
Net loans held-for-investment	720,079	713,855	581,206	418,693	404,159	382,672
Bank owned life insurance	44,174	43,751	42,001	41,560	32,866	31,635
Federal Home Loan Bank of New York stock, at cost	5,026	6,421	9,410	6,702	7,186	11,529
Other real estate owned	1,533	1,938	1,071	—	—	—
Deposits	1,392,905	1,316,885	1,024,439	877,225	989,789	1,010,146
Borrowed funds	293,060	279,424	332,084	124,420	128,534	233,629
Total liabilities	1,701,517	1,610,734	1,371,183	1,019,578	1,130,753	1,256,803
Total stockholders’ equity	396,286	391,540	386,578	367,340	163,994	151,759

	For the Three Months
	Ended March 31,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands except per share amounts)
Selected Operating Data:

Interest income	$21,007	$20,482	$85,568	$75,049	$65,702	$64,867	$66,302
Interest expense	6,458	7,721	28,977	28,256	28,836	28,406	24,234

Net interest income before provision for loan losses	14,549	12,761	56,591	46,793	36,866	36,461	42,068
Provision for loan losses	1,930	1,644	9,038	5,082	1,442	235	1,629

Net interest income after provision for loan losses	12,619	11,117	47,553	41,711	35,424	36,226	40,439
Non-interest income	1,723	969	5,393	6,153	9,478	4,600	4,354
Non-interest expense	9,121	7,782	34,254	24,852	35,950	23,818	21,258

Income before income taxes	5,221	4,304	18,692	23,012	8,952	17,008	23,535
Income tax expense (benefit)	1,840	1,569	6,618	7,181	(1,555)	6,166	10,376

Net income	$3,381	$2,735	$12,074	$15,831	$10,507	$10,842	$13,159

Net income (loss) per common share, basic and diluted (1)	$0.08	$0.06	$0.28	$0.37	$(0.03)	NA	NA
Weighted average basic shares outstanding (1)	41,509,173	43,089,331	42,405,774	43,133,856	43,076,586	NA	NA
Weighted average diluted shares outstanding	41,823,794	43,104,409	42,532,568	—	—	NA	NA
(footnotes on following page)

	At or For the Three
	Months Ended
	March 31,		At or For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data: (2)

Performance Ratios:
Return on average assets (3)	0.67%	0.63%	0.64%	1.01%	0.78%	0.80%	0.88%
Return on average equity (3)	3.48%	2.87%	3.09%	4.22%	5.27%	7.01%	8.63%
Interest rate spread (3)(4)	2.68%	2.48%	2.66%	2.37%	2.34%	2.40%	2.67%
Net interest margin (3)(5)	3.03%	3.07%	3.16%	3.13%	2.87%	2.81%	2.94%
Dividend payout ratio (8)	22.83%	28.30%	24.54%	4.66%	—%	—%	—%
Efficiency ratio (3)(6)	56.05%	56.68%	55.26%	46.94%	77.57%	58.01%	45.79%
Non-interest expense to average total assets (3)	1.80%	1.78%	1.82%	1.58%	2.66%	1.77%	1.42%
Average interest-earning assets to average interest-bearing liabilities	126.45%	131.30%	130.44%	136.94%	123.33%	118.89%	115.69%
Average equity to average total assets	19.21%	21.86%	20.82%	23.84%	14.73%	11.47%	10.21%

Asset Quality Ratios:
Non-performing assets to total assets	2.46%	1.39%	2.19%	0.61%	0.71%	0.55%	0.15%
Non-performing loans to total loans	6.79%	3.86%	5.73%	1.63%	2.32%	1.74%	0.53%
Allowance for loan losses to non-performing loans	34.26%	40.78%	36.86%	91.07%	57.31%	70.70%	232.88%
Allowance for loan losses to total loans	2.33%	1.57%	2.11%	1.49%	1.33%	1.23%	1.24%
Net charge-offs to average loans outstanding	0.11%	0.40%	0.37%	0.38%	0.20%	—%	—%

Capital Ratios:
Total capital to risk-weighted assets (7)	28.59%	33.82%	28.52%	34.81%	38.07%	25.03%	23.72%
Tier I capital to risk-weighted assets (7)	27.31%	32.61%	27.24%	33.68%	37.23%	24.25%	22.97%
Tier I capital to adjusted assets (for 2005 and 2006) and to average assets (for 2007 and forward) (7)	13.91%	15.85%	14.35%	15.98%	18.84%	12.38%	10.62%

Other Data:
Number of full service offices	18	18	18	18	18	19	19
Full time equivalent employees	221	193	223	203	192	208	201

(1)	Net loss per share in 2007 is calculated for the period that the shares of common stock were outstanding (November 8, 2007 through December 31, 2007). The net loss for this period was $1.5 million.

(2)	Annualized where appropriate.

(3)	2008 performance ratios include a $2.5 million tax-exempt gain from the death of an officer and $463,000 ($292,000, net of tax) in costs associated with our conversion to a new core processing system that was completed in January 2009. 2007 performance ratios include the after-tax effect of: a charge of $7.8 million due to the contribution to the Northfield Bank Foundation; a gain of $2.4 million as a result of the sale of two branch locations, and associated deposit relationships; net interest income of $810,000 (after tax) related to short-term investment returns earned on subscription proceeds (net of interest paid during the stock offering); and the reversal of state and local tax liabilities of approximately $4.5 million, net of federal taxes. 2006 performance ratios include the effect of a $931,000 (after tax) charge related to a supplemental retirement agreement entered into with our former president.

(4)	The interest rate spread represents the difference between the weighted-average yield on interest earning assets and the weighted-average cost of interest-bearing liabilities.

(5)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(6)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(7)	Ratios for 2005 and 2006 were determined pursuant to Federal Deposit Insurance Corporation regulations. Beginning November 6, 2007, Northfield Bank became subject to the capital requirements under Office of Thrift Supervision regulations. While the capital regulations of these two agencies are substantially similar, they are not identical.

(8)	Dividend payout ratio is calculated as total dividends declared for the period (excluding dividends waived by Northfield Bancorp, MHC) divided by net income for the period. The following table sets forth total cash dividends paid per period, which is calculated by multiplying the dividends declared per share by the number of shares outstanding as of the applicable record date.

	For the Three Months Ended		For the Year Ended
	March 31,		December 31,
	2010	2009	2009	2008
	(In thousands)
Dividends paid to public stockholders	$772	$774	$2,963	$738
Dividends paid to Northfield Bancorp, MHC	—	—	—	—

Total dividends paid	$772	$774	$2,963	$738

Total dividends waived by Northfield Bancorp, MHC	$986	$986	$3,943	$986

Total dividends paid and total dividends waived	$1,758	$1,760	$6,906	$1,724

RECENT DEVELOPMENTS
     The following tables set forth selected consolidated historical financial and other data of Northfield-Federal and its subsidiaries for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the consolidated financial statements of Northfield-Federal and notes beginning on page F-1 of this prospectus. The information at December 31, 2009 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at June 30, 2010 and for the three and six months ended June 30, 2010 and 2009, is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2010 are not necessarily indicative of the results to be achieved for the year ending December 31, 2010.

	At June 30,	At December 31,
	2010	2009
	(In thousands)
Selected Financial Condition Data:

Total assets	$2,208,165	$2,002,274
Cash and cash equivalents	28,862	42,544
Trading securities	3,515	3,403
Securities available-for-sale, at estimated market value	1,301,727	1,131,803
Securities held-to-maturity	5,830	6,740
Loans held-for-investment, net	772,909	729,269
Allowance for loan losses	(19,122)	(15,414)
Net loans held-for-investment	753,787	713,855
Bank owned life insurance	54,688	43,751
Federal Home Loan Bank of New York stock, at cost	8,119	6,421
Other real estate owned	1,362	1,938
Deposits	1,380,695	1,316,885
Borrowed funds	356,333	279,424
Total liabilities	1,808,426	1,610,734
Total stockholders’ equity	399,739	391,540

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
	(Dollars in thousands except per share amounts)
Selected Operating Data:

Interest income	$22,032	$21,013	$43,039	$41,495
Interest expense	6,115	7,176	12,573	14,897

Net interest income before provision for loan losses	15,917	13,837	30,466	26,598
Provision for loan losses	2,798	3,099	4,728	4,743

Net interest income after provision for loan losses	13,119	10,738	25,738	21,855
Non-interest income	1,866	1,524	3,589	2,493
Non-interest expense	8,457	9,061	17,578	16,843

Income before income taxes	6,528	3,201	11,749	7,505
Income tax expense	2,342	1,079	4,182	2,648

Net income	$4,186	$2,122	$7,567	$4,857

Net income per share, basic and diluted	$0.10	$0.05	$0.18	$0.11
Weighted average basic shares outstanding	41,417,662	42,625,593	41,462,961	42,856,503
Weighted average diluted shares outstanding	41,783,730	42,719,665	41,803,306	42,911,078
(footnotes on following page)

	At or For the Three		At or For the Six
	Months Ended		Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Selected Financial Ratios and Other Data: (1)

Performance Ratios:
Return on average assets	0.80%	0.47%	0.74%	0.55%
Return on average equity	4.23%	2.18%	3.86%	2.52%
Interest rate spread (2)	2.91%	2.70%	2.80%	2.59%
Net interest margin (3)	3.23%	3.23%	3.14%	3.15%
Dividend payout ratio (4)	19.25%	35.53%	20.89%	31.46%
Efficiency ratio (5)	47.56%	58.99%	51.62%	57.90%
Non-interest expense to average total assets	1.62%	2.00%	1.71%	1.89%
Average interest-earning assets to average interest-bearing liabilities	125.70%	131.74%	125.97%	131.77%
Average equity to average total assets	19.01%	21.55%	19.11%	21.70%

Asset Quality Ratios:
Non-performing assets to total assets	2.39%	1.70%	2.39%	1.70%
Non-performing loans to total loans	6.66%	4.71%	6.66%	4.71%
Allowance for loan losses to non-performing loans	37.13%	38.95%	37.13%	38.95%
Allowance for loan losses to total loans	2.47%	1.84%	2.47%	1.84%
Net charge-offs to average loans outstanding	0.44%	0.54%	0.28%	0.47%

Capital Ratios:
Total capital to risk-weighted assets	27.70%	31.41%	27.70%	31.41%
Tier I capital to risk-weighted assets	26.42%	30.10%	26.42%	30.10%
Tier I capital to adjusted assets	13.48%	15.53%	13.48%	15.53%

Other Data:
Number of full service offices	18	18	18	18
Full time equivalent employees	231	212	231	212

(1)	Annualized where appropriate.

(2)	The interest rate spread represents the difference between the weighted-average yield on interest earning assets and the weighted-average cost of interest-bearing liabilities.

(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(4)	Dividend payout ratio is calculated as total dividends declared for the period (excluding dividends waived by Northfield Bancorp, MHC) divided by net income for the period. The following table sets forth total cash dividends paid per period, which is calculated by multiplying the dividends declared per share by the number of shares outstanding as of the applicable record date.

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(In thousands)
Dividends paid to public stockholders	$806	$754	$1,581	$1,528
Dividends paid to Northfield Bancorp, MHC	—	—	—	—

Total dividends paid	$806	$754	$1,581	$1,528

Total dividends waived by Northfield Bancorp, MHC	$1,232	$986	$2,218	$1,971

Total dividends paid and total dividends waived	$2,038	$1,740	$3,799	$3,499

(5)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
Comparison of Financial Condition at June 30, 2010 and December 31, 2009
     Total assets increased $205.9 million, or 10.3%, to $2.2 billion at June 30, 2010, from $2.0 billion at December 31, 2009. The increase was primarily attributable to increases in securities of $169.1 million and loans held for investment, net, of $43.6 million. In addition, bank owned life insurance increased $10.9 million, primarily resulting from the purchase of $10.0 million of insurance policies during the quarter ended June 30, 2010, coupled with $937,000 of income earned on bank owned life insurance for the six months ended June 30, 2010.

     Cash and cash equivalents decreased $13.7 million, or 32.2%, to $28.9 million at June 30, 2010, from $42.5 million at December 31, 2009. We have been deploying funds into higher yielding investments such as loans and securities with risk and return characteristics that we deem acceptable.
     Securities available-for-sale increased $169.9 million, or 15.0%, to $1.3 billion at June 30, 2010, from $1.1 billion at December 31, 2009. The increase was primarily attributable to purchases of $491.8 million and an increase of $8.6 million in net unrealized gains, partially offset by maturities and paydowns of $235.5 million and sales of $95.0 million.
     Securities held-to-maturity decreased $910,000, or 13.5%, to $5.8 million at June 30, 2010, from $6.7 million at December 31, 2009. The decrease was attributable to maturities and paydowns during the six months ended June 30, 2010.
     Our securities portfolio totaled $1.3 billion at June 30, 2010, as compared to $1.1 billion at December 31, 2009, which represented an increase of $169.1 million, or 14.8%. At June 30, 2010, $905.4 million of the portfolio consisted of residential mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. We also held residential mortgage-backed securities not guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, referred to as “private label securities.” These private label securities had an amortized cost of $128.4 million and an estimated fair value of $132.6 million at June 30, 2010. These private label securities portfolios were in a net unrealized gain position of $4.1 million at June 30, 2010, consisting of gross unrealized gains of $5.9 million and gross unrealized losses of $1.8 million.
     Of the $132.6 million of private label securities, three securities with an estimated fair value of $13.3 million (amortized cost of $14.9 million) are rated less than AAA at June 30, 2010. Of the three securities, one had an estimated fair value of $2.5 million (amortized cost of $2.5 million) and was rated A+, another had an estimated fair value of $6.1 million (amortized cost of $7.2 million) and was rated Caa2, and the remaining security had an estimated fair value of $4.8 million (amortized cost of $5.2 million) and was rated CCC (downgraded to a rating of CC subsequent to June 30, 2010). The ratings of the securities detailed above represent the lowest rating for each security received from the rating agencies of Moody’s, Standard & Poor’s, and Fitch. We continue to receive principal and interest payments in accordance with the contractual terms of each of these securities. Management has evaluated, among other things, delinquency status, location of collateral, estimated prepayment speeds, and the estimated default rates and loss severity in liquidating the underlying collateral for each of these three securities. Since management does not have the intent to sell the securities, and it is more likely than not that we will not be required to sell the securities before their anticipated recovery, we believe that the unrealized losses at June 30, 2010, were temporary, and as such, were recorded as a component of accumulated other comprehensive income, net of tax.
     Loans held for investment, net, totaled $772.9 million at June 30, 2010, as compared to $729.3 million at December 31, 2009. The increase was primarily in multifamily real estate loans, which increased $33.0 million, or 18.5%, to $211.4 million at June 30, 2010, from $178.4 million at December 31, 2009. Commercial real estate loans increased $11.5 million, or 3.5%, to $339.3 million, insurance premium loans increased $9.3 million, or 23.0%, to $49.7 million, and home equity loans increased $4.5 million, or 17.2%, from $26.1 million at December 31, 2009. These increases were partially offset by decreases in residential loans, land and construction loans, and commercial and industrial loans.
     Bank owned life insurance increased $10.9 million, or 25.0%, from December 31, 2009 to June 30, 2010. The increase resulted from the purchase of $10.0 million of insurance policies during the quarter ended June 30, 2010, coupled with $937,000 of income earned on bank owned life insurance for the six months ended June 30, 2010.
     Federal Home Loan Bank of New York stock, at cost, increased $1.7 million, or 26.4%, from $6.4 million at December 31, 2009 to $8.1 million at June 30, 2010. This increase was attributable to an increase in borrowings outstanding with the Federal Home Loan Bank of New York over the same time period.

     Other real estate owned decreased $576,000, or 29.7%, from $1.9 million at December 31, 2009, to $1.4 million at June 30, 2010. This decrease was attributable to downward valuation adjustments of $146,000 recorded against the carrying balances of the properties in the first quarter of 2010, reflecting deterioration in estimated fair values, coupled with the sale of other real estate owned properties. No valuation adjustments were recorded in the three months ended June 30, 2010.
     Other assets decreased $2.7 million, or 17.7%, to $12.3 million at June 30, 2010, from $14.9 million at December 31, 2009. The decrease in other assets was attributable to a decrease in net deferred tax assets, which resulted primarily from an increase in net unrealized gains on the available for sale securities portfolio from December 31, 2009, to June 30, 2010.
     Deposits increased $63.8 million, or 4.8%, to $1.4 billion at June 30, 2010, from $1.3 billion at December 31, 2009. The increase in deposits for the six months ended June 30, 2010, was due in part to an increase of $31.9 million in short-term certificates of deposit originated through the CDARS® Network. We utilize this funding source as a cost effective alternative to other short-term funding sources. In addition, savings and money market accounts and transaction accounts, increased $41.2 million and $16.6 million, respectively, from December 31, 2009 to June 30, 2010. These increases were partially offset by a decrease of $25.9 million in certificates of deposit (that we originated) over the same time period. We continue to focus on our marketing and pricing of our products, which we believe promotes longer-term customer relationships.
     Borrowings increased $76.9 million, or 27.5%, to $356.3 million at June 30, 2010, from $279.4 million at December 31, 2009. The increase in borrowings resulted primarily from our increasing longer-term borrowings, taking advantage of, and locking in, low interest rates, which was partially offset by maturities during the six months ended June 30, 2010.
     Accrued expenses and other liabilities increased $56.2 million, to $69.8 million at June 30, 2010 from $13.7 million at December 31, 2009. The increase was primarily a result of $55.9 million in due to securities brokers, which resulted from securities purchases occurring prior to June 30, 2010, and settling after the quarter end.
     Total stockholders’ equity increased to $399.7 million at June 30, 2010, from $391.5 million at December 31, 2009. The increase was primarily attributable to net income of $7.6 million for the six months ended June 30, 2010, and an increase in accumulated other comprehensive income of $5.3 million. A decrease in market interest rates increased the estimated fair value of our securities available for sale. The increase in stockholders’ equity also was due to a $1.9 million increase in additional paid-in capital primarily related to the recognition of compensation expense associated with equity awards. These increases were partially offset by an increase of $5.2 million in treasury stock, and the payment of approximately $1.6 million in cash dividends for the six months ended June 30, 2010. On June 4, 2010, in connection with our announcement that we intend to convert to a fully public company, the Board of Directors terminated its previously announced stock repurchase program. Since inception of the program, we have repurchased 2,083,934 shares of common stock at an average cost of $11.99 per share.
Comparison of Operating Results for the Quarters Ended June 30, 2010 and 2009
     Net Income. Net income increased $2.1 million, or 97.3%, for the quarter ended June 30, 2010, compared to the quarter ended June 30, 2009. Net interest income increased $2.1 million, or 15.0%, non-interest income increased $342,000, or 22.4%, non-interest expense decreased $604,000, or 6.7%, and the provision for loan losses decreased $301,000, or 9.7%, which was partially offset by an increase of $1.3 million in income tax expense over the same time periods.
     Interest Income. Interest income increased $1.0 million, or 4.9%, to $22.0 million for the three months ended June 30, 2010, from $21.0 million for the three months ended June 30, 2009. The increase in interest income was primarily the result of an increase in average interest-earning assets of $255.4 million, or 14.8%. The increase in average interest-earning assets was primarily attributable to an increase in average loans of $117.4 million, or 18.3%, an increase in securities (other than mortgage-backed securities) of $188.1 million, partially offset by a decrease in average mortgage-backed securities of $25.1 million, or 2.8%, and a decrease in average interest-earning deposits of $23.4 million, or 25.6%. The effect of the increase in average interest-earning assets was partially offset by a decrease in the yield earned to 4.47% for the three months ended June 30, 2010, from 4.90% for the three months ended June 30, 2009. The rates earned on all asset categories, other than loans, decreased due to the general decline in market interest rates for these asset types. The rate earned on loans increased from 5.80% for the three months ended June 30, 2009, to 6.41% for the three months ended June 30, 2010. The yield earned on loans was positively affected by interest income recorded on non-accrual loans on a cash basis. The loan portfolio had a weighted average coupon rate of approximately 6.16% at June 30, 2010.
     Interest Expense. Interest expense decreased $1.1 million, or 14.8%, to $6.1 million for the three months ended June 30, 2010, from $7.2 million for the three months ended June 30, 2009. The decrease was attributable to a decrease in interest expense on deposits of $1.2 million, or 26.3%, partially offset by an increase in interest expense on borrowings of $143,000, or 5.5%. The decrease in interest expense on deposits was attributable to a decrease in the cost of deposits of 74 basis points, or 40.7%, to 1.08% for the quarter ended June 30, 2010, from 1.82% for the quarter ended June 30, 2009, reflecting lower market interest rates for short-term deposits. The decrease in the cost of deposits was partially offset by an increase of $237.6 million, or 23.5%, in average interest-bearing deposits outstanding between the two quarters. The increase in interest expense on borrowings was primarily attributable to an increase of $28.3 million, or 9.7%, in average borrowings outstanding for the three months ended June 30, 2010, compared to the three months ended June 30, 2009, partially offset by a decrease in the cost of borrowings of 13 basis points, to 3.42%, from 3.55% for the three months ended June 30, 2009, reflecting lower market interest rates for borrowed funds.
     Net Interest Income. Net interest income increased $2.1 million, or 15.0%, due primarily to average interest earning assets increasing $255.4 million, or 14.8%, as the net interest margin remained flat at 3.23% for the quarter ended June 30, 2010 compared to the quarter ended June 30, 2009. The average yield earned on interest earning assets decreased 43 basis points, or 8.8%, to 4.47% for the quarter ended June 30, 2010, from 4.90% for the quarter ended June 30, 2009. This change was offset by a 64 basis point decrease in the average rate paid on interest-bearing liabilities over the comparable periods. The average yield earned on interest earning assets and net interest margin were positively affected by interest income recorded on non-accrual loans on a cash basis. The loan portfolio had a weighted average coupon rate of approximately 6.16% at June 30, 2010. The general decline in yields was due to the overall low interest rate environment. The increase in average interest earning assets was due primarily to an increase in average loans outstanding of $117.4 million, and other securities of $188.1 million, partially offset by decreases in mortgage-backed securities and interest-earning assets in other financial institutions. Other securities consist primarily of investment-grade corporate bonds and government-sponsored enterprise bonds.
     Provision for Loan Losses. The provision for loan losses was $2.8 million for the quarter ended June 30, 2010, a decrease of $301,000, or 9.7%, from the $3.1 million provision recorded in the quarter ended June 30, 2009. The decrease in the provision for loan losses in the current quarter was due primarily to the change in the composition of our loan portfolio, partially offset by increases in general loss factors. These increases in the general loss factors utilized in management’s estimate of credit losses inherent in the loan portfolio were a result of declines in collateral values supporting our loans and further deterioration of our local economy. During the quarter ended June 30, 2010, we continued our emphasis on originating multifamily real estate loans which resulted in less growth in commercial real estate loans as compared to the quarter ended June 30, 2009. We believe that our commercial real estate loans generally have greater credit risk than our multifamily real estate loans. Net charge-offs for the quarter ended June 30, 2010, were $822,000, as compared to $853,000 for the quarter ended June 30, 2009. We charged off $469,000 of commercial real estate loans and $333,000 of construction and land loans during the quarter ended June 30, 2010.
     Non-interest Income. Non-interest income increased $342,000, or 22.4%, to $1.9 million for the quarter ended June 30, 2010, compared to $1.5 million for the quarter ended June 30, 2009, primarily as a result of an increase of $236,000 in gain on securities transactions, net. We recognized $530,000 in gains on securities transactions during the quarter ended June 30, 2010, compared to $294,000 in gains on securities transactions during the quarter ended June 30, 2009. Securities gains in the second quarter of 2010 included gross realized gains of $785,000 on the sale of available-for-sale securities, partially offset by securities losses of $255,000 related to our trading portfolio. We recognized $294,000 of securities gains related to our trading portfolio during the quarter ended June 30, 2009. The trading portfolio is used to fund our deferred compensation obligation to certain of our employees and directors. The participants in this plan, at their election, defer a portion of their compensation. Gains and losses on trading securities have no effect on net income since participants benefit from, and bear the full risk of, changes in the market values of trading securities. Therefore, we record an equal and offsetting amount in non-interest expense, reflecting the change in our obligations under the plan. We do not expect to continue to recognize the level of gains on the sale of available for sale securities that we recognized this quarter. We also recognized approximately $197,000 of income on the sale of fixed assets during the quarter ended June 30, 2010.
     Non-interest Expense. Non-interest expense decreased $604,000, or 6.7%, to $8.5 million for the quarter ended June 30, 2010, from $9.1 million for the quarter ended June 30, 2009. This decrease was primarily attributable to a decrease of $608,000 in Federal Deposit Insurance Corporation insurance expense. Federal Deposit Insurance Corporation insurance expense for the quarter ended June 30, 2009 included $770,000 for a Federal Deposit Insurance Corporation special assessment.
     Income Tax Expense. We recorded income tax expense of $2.3 million and $1.1 million for the quarters ended June 30, 2010 and 2009, respectively. The effective tax rate for the quarter ended June 30, 2010, was 35.9%, as compared to 33.7% for the quarter ended June 30, 2009. The increase in the effective tax rate was the result of a higher level of taxable income in 2010 as compared to 2009.
Comparison of Operating Results for the Six Months Ended June 30, 2010 and 2009
     Net Income. Net income increased $2.7 million, or 55.8%, for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, due primarily to an increase of $3.9 million in net interest income, and an increase of $1.1 million in non-interest income, partially offset by an increase of $735,000 in non-interest expense and an increase of $1.5 million in income tax expense over the same time period.
     Interest Income. Interest income increased $1.5 million, or 3.7%, to $43.0 million for the six months ended June 30, 2010, from $41.5 million for the six months ended June 30, 2009. The increase in interest income was primarily the result of an increase in average interest-earning assets of $256.9 million, or 15.1%. The increase in average interest-earning assets was primarily attributable to an increase in average loans of $125.2 million, or 20.2%, an increase in securities (other than mortgage-backed securities) of $191.3 million, partially offset by a decrease in average mortgage-backed securities of $29.9 million, or 3.2%, and a decrease in average interest-earning deposits of $28.0 million, or 29.5%. The effect of the increase in average interest-earning assets was partially offset by a decrease in the yield earned to 4.43% for the six months ended June 30, 2010, from 4.92% for the six months ended June 30, 2009. The rates earned on all asset categories, other than loans and Federal Home Loan Bank of New York stock, decreased due to the general decline in market interest rates for these asset types. The rate earned on loans increased from 5.79% for the six months ended June 30, 2009, to 6.05% for the six months ended June 30, 2010, and the yield earned on Federal Home Loan Bank of New York stock increased to 5.08% from 4.72% over the comparable period.
     Interest Expense. Interest expense decreased $2.3 million, or 15.6%, to $12.6 million for the six months ended June 30, 2010, from $14.9 million for the six months ended June 30, 2009. The decrease was attributable to a decrease in interest expense on deposits of $2.2 million, or 23.2%, coupled with a decrease in interest expense on borrowings of $115,000, or 2.2%. The decrease in interest expense on deposits was attributable to a decrease in the cost of deposits of 75 basis points, or 38.7%, to 1.19% for the six months ended June 30, 2010, from 1.94% for the six months ended June 30, 2009, reflecting lower market interest rates for short-term deposits. The decrease in the cost of deposits was partially offset by an increase of $245.5 million, or 24.7%, in average interest-bearing deposits outstanding over the comparable period. The decrease in interest expense on borrowings was primarily attributable to a decrease of 28 basis points, or 7.7%, in the cost of borrowings, partially offset by an increase of $17.9 million, or 6.0%, in average borrowings outstanding for the six months ended June 30, 2010, compared to the six months ended June 30, 2009, reflecting lower market interest rates for borrowed funds.
     Net Interest Income. Net interest income increased $3.9 million, or 14.5% for the six months ended June 30, 2010, due primarily to interest earning assets increasing $256.9 million, or 15.1%, partially offset by a decrease in the net interest margin of one basis point, or 0.3%, over the prior year comparable period. The net interest margin decreased for the six months ended June 30, 2010, as the average yield earned on interest earning assets decreased, and average interest-earning assets to average interest-bearing liabilities decreased, which was only partially offset by a decrease in the average rate paid on interest-bearing liabilities. The general decline in yields reflected the overall low interest rate environment. The increase in average interest earning assets was due primarily to increases in average loans outstanding of $125.2 million and other securities of $191.3 million, which were partially offset by decreases in mortgage-backed securities, and interest-earning assets in other financial institutions. Other securities consist primarily of investment-grade corporate bonds and government-sponsored enterprise bonds.
     Provision for Loan Losses. The provision for loan losses remained unchanged at $4.7 million for the six months ended June 30, 2010 and 2009. The primary reason for the provision for loan losses remaining unchanged was an increase in the general loss factors used in management’s estimate of credit losses inherent in the loan portfolio which resulted from declines in collateral values supporting our loans and further deterioration of our local economy, which was offset by the effect of lower levels of growth in non-performing loans and a decline in loan growth for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. Furthermore, during the six months ended June 30, 2010, we continued our emphasis on originating multifamily real estate loans, which resulted in less growth in commercial real estate loans as compared to the six months ended June 30, 2009. We believe our commercial real estate loans generally have greater credit risk than our multifamily real estate loans. Net charge-offs for the six months ended June 30, 2010, were $1.0 million, as compared to $1.4 million for the six months ended June 30, 2009. We charged off $469,000 of commercial real estate loans and $443,000 of construction and land loans during the six months ended June 30, 2010.
     Non-interest Income. Non-interest income increased $1.1 million, or 44.0%, primarily as a result of a $1.0 million increase in gain on securities transactions, net for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. We recognized $1.1 million in gains on securities transactions during the six months ended June 30, 2010, as compared to $140,000 in gains on securities transactions during the six months ended June 30, 2009. Securities gains during the six months ended June 30, 2010 included gross realized gains of $1.0 million on the sale of available-for-sale securities, coupled with securities gains of $90,000 related to our trading portfolio. During the six months ended June 30, 2009, securities gains included gross realized gains of $7,000 on the sale of available-for-sale securities, coupled with securities gains of $133,000 related to our trading portfolio. We also recognized approximately $197,000 of income on the sale of fixed assets during the six months ended June 30, 2010.
     Non-interest Expense. Non-interest expense increased $735,000, or 4.4%, to $17.6 million for the six months ended June 30, 2010, from $16.8 million for the six months ended June 30, 2009. The increase in non-interest expense during the six months ended June 30, 2010 was primarily attributable to a $910,000 increase in compensation and employee benefits expense, which resulted primarily from increases in full time equivalent employees primarily related to our insurance premium finance division that was formed in October 2009, higher health care costs, and to a lesser extent, salary adjustments effective January 1, 2010. In addition, other non-interest expense increased $589,000, or 28.2%. This increase was primarily attributable to an insurance premium finance division license agreement. These increases in non-interest expense were partially offset by a decrease of $592,000 in Federal Deposit Insurance Corporation insurance expense over the same time period. Federal Deposit Insurance Corporation insurance expense for the six months ended June 30, 2009 included $770,000 for the Federal Deposit Insurance Corporation’s special assessment.
     Income Tax Expense. We recorded income tax expense of $4.2 million and $2.6 million for the six months ended June 30, 2010 and 2009, respectively. The effective tax rate for the six months ended June 30, 2010, was 35.6%, as compared to 35.3% for the six months ended June 30, 2009. The increase in the effective tax rate was the result of a higher percentage of pre-tax income being subject to taxation in 2010 as compared to 2009.

Asset Quality
     Nonperforming loans totaled $51.5 million (6.7% of total loans) at June 30, 2010, as compared to $50.0 million (6.8% of total loans) at March 31, 2010, and $41.8 million (5.7% of total loans) at December 31, 2009. The following table also shows, for the same dates, non-accrual loans, troubled debt restructurings (accruing and non-accruing), loans 90 days or more past due and still accruing, non-performing assets, accruing loans delinquent 30 to 89 days, and the ratio of nonperforming loans to total loans.

	At June 30, 2010	At March 31, 2010	At December 31, 2009
	(Dollars in thousands)
Non-accruing loans	$34,007	$31,248	$30,914
Non-accruing loans subject to restructuring agreements	17,417	13,090	10,717

Total non-accruing loans	51,424	44,338	41,631
Loans 90 days or more past due and still accruing	77	5,710	191

Total non-performing loans	51,501	50,048	41,822
Other real estate owned	1,362	1,533	1,938

Total non-performing assets	$52,863	$51,581	$43,760

Loans subject to restructuring agreements and still accruing	$10,708	$8,817	$7,250

Accruing loans 30 to 89 days delinquent	$30,619	$38,371	$28,283

Non-performing loans to total loans held for investment, net	6.66%	6.79%	5.73%
     Total non-accruing loans increased $7.1 million to $51.4 million at June 30, 2010, from $44.3 million at March 31, 2010. This increase was attributable to the following loans being placed on non-accrual status during the quarter ended June 30, 2010: $7.9 million of commercial real estate loans, $550,000 of construction and land loans, $381,000 of commercial and industrial loans, $202,000 of one- to four-family residential loans, and $119,000 of home equity loans. The above increases in non-accruing loans during the quarter ended June 30, 2010 are net of chargeoffs of $348,000, and have $181,000 in specific allowances at June 30, 2010. These increases were partially offset by payoffs of a $557,000 multifamily loan and a $262,000 one- to four-family residential mortgage loan, coupled with principal paydowns of approximately $1.2 million. At June 30, 2010, $22.4 million, or 79.7%, of loans subject to restructuring agreements (accruing and non-accruing) were performing in accordance with their restructured terms.
     Loans 90 days or more past due and still accruing interest decreased to $77,000 from $5.7 million at March 31, 2010. The majority of the decrease was due to loans being refinanced by us to permanent real estate mortgage loans in accordance with our current underwriting standards.
     Generally, loans are placed on non-accrual status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent, and still be on a non-accruing status.

     The following tables detail the delinquency status of non-accruing loans at June 30, 2010 and December 31, 2009.

	At June 30, 2010
	Days Past Due
	0 to 29	30 to 89	90 or more	Total
	(In thousands)
Real estate loans:
Commercial	$7,592	$10,344	$22,468	$40,404
One- to four-family residential	1,362	255	501	2,118
Construction and land	4,579	—	873	5,632
Multifamily	—	516	1,426	1,942
Home equity and lines of credit	—	—	181	181
Commercial and industrial loans	—	281	789	1,070
Insurance premium loans	—	—	77	77

Total non-accruing loans	$13,713	$11,396	$26,315	$51,424

	At December 31, 2009
	Days Past Due
	0 to 29	30 to 89	90 or more	Total
	(In thousands)
Real estate loans:
Commercial	$2,585	$10,480	$15,737	$28,802
One- to four-family residential	—	392	1,674	2,066
Construction and land	5,864	—	979	6,843
Multifamily	—	530	1,589	2,119
Home equity and lines of credit	62	—	—	62
Commercial and industrial loans	1,470	—	269	1,739

Total non-accruing loans	$9,981	$11,402	$20,248	$41,631

     A discussion of the most significant nonaccrual loans at June 30, 2010 is as follows. These loans comprise $28.2 million, or 55.0%, of total nonaccrual loans of $51.4 million at June 30, 2010.
•	An owner occupied commercial real estate relationship with a carrying value of $8.4 million at June 30, 2010. The business and collateral are located in New Jersey. The collateral consists of a first mortgage on a commercial manufacturing facility, and a second mortgage on the primary residence of the owner of the borrower. At June 30, 2010, the relationship is in the process of being restructured to reduce the borrower’s current debt service.

•	An owner occupied commercial real estate loan with a carrying value of $5.0 million at June 30, 2010. The business and collateral are located in New Jersey. The collateral consists of a first mortgage on a manufacturing facility. The operating company filed for bankruptcy protection in the first quarter of 2010.

•	A commercial real estate loan with a carrying value of $3.4 million at June 30, 2010 secured by a first mortgage on an office building located in New York. At June 30, 2010, the relationship was in the process of being restructured to reduce the borrower’s current debt service.

•	A commercial real estate loan with a carrying value of $3.1 million at June 30, 2010 secured by a first mortgage on a retail property in New Jersey, the primary tenant being a recreational facility. During the quarter ended March 31, 2010, we restructured the loan to reduce the borrower’s debt service. The borrower was performing in accordance with the restructured terms as of June 30, 2010.

•	A relationship with a carrying value of $3.0 million at June 30, 2010, consisting of three loans secured by first mortgages on three individual properties. The largest loan has a carrying balance of $1.9 million and is secured by a mixed-use commercial property located in New York. The borrower filed for bankruptcy protection in January 2010. The borrower has made payments and at June 30, 2010 the three loans were each 30 days past due.

•	A commercial real estate loan with a carrying value of $2.9 million at June 30, 2010 secured by a first mortgage on a commercial property in New Jersey. We are currently working with the borrower on a forbearance agreement.

•	A commercial real estate loan with a carrying value of $2.4 million at June 30, 2010 secured by a first mortgage on an owner occupied office building located in New Jersey. During the quarter ended June 30, 2010, the borrower began making sporadic payments.
     Loans 30 to 89 days delinquent and on accrual status at June 30, 2010 totaled $30.6 million, a decrease of $7.8 million from the March 31, 2010 balance of $38.4 million. The following table sets forth our total amounts of delinquencies for accruing loans by type and by amount at June 30, 2010.

	Delinquent Accruing Loans
	30 to 89 Days	90 Days and Over	Total
	(In thousands)
Real estate loans:
Commercial	$10,931	$—	$10,931
One- to four-family residential	4,715	—	4,715
Construction and land	4,244	—	4,244
Multifamily	8,100	—	8,100
Home equity and lines of credit	1,138	—	1,138
Commercial and industrial loans	841	77	918
Insurance premium loans	538	—	538
Other loans	112	—	112

Total	$30,619	$77	$30,696

     Non-accruing loans subject to restructuring agreements totaled $17.4 million and $10.7 million at June 30, 2010 and December 31, 2009, respectively. During the six months ended June 30, 2010, we entered into seven troubled debt restructuring agreements totaling $11.9 million, of which $3.5 million and $8.4 million were classified as accruing and non-accruing, respectively, at June 30, 2010. The following table sets forth the amounts and categories of the troubled debt restructurings as of June 30, 2010 and December 31, 2009.

	At June 30, 2010		At December 31, 2009
	Non-Accruing	Accruing	Non-Accruing	Accruing
	(In thousands)
Troubled debt restructurings:
Real estate loans:
Commercial	$12,295	$7,381	$3,960	$5,499
One- to four-family residential	—	1,750	—	—
Construction and land	4,105	—	5,726	1,751
Multifamily	516	1,577	530	—
Commercial and industrial	501	—	501	—

Total	$17,417	$10,708	$10,717	$7,250

FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and words of similar meaning. These forward-looking statements include, but are not limited to:
•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.
     These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	our ability to successfully integrate acquired entities, if any;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission and the Public Company Accounting Oversight Board;

•	changes in our organization, compensation and benefit plans; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

     Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 16.
HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING
     Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $254.0 million and $344.3 million, or $396.2 million if the offering range is increased by 15%.
     We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	26,350,000 Shares		31,000,000 Shares		35,650,000 Shares		40,997,500 Shares (1)
		Percent		Percent		Percent		Percent
		of Net		of Net		of Net		of Net
	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds
	(Dollars in thousands)
Offering proceeds	$263,500		$310,000		$356,500		$409,975
Less offering expenses	9,472		10,849		12,225		13,808

Net offering proceeds	$254,028	100.0%	$299,151	100.0%	$344,275	100.0%	$396,167	100.0%

Distribution of net proceeds:
To Northfield Bank	$127,014	50.0%	$149,576	50.0%	$172,138	50.0%	$198,084	50.0%
To fund loan to employee stock ownership plan	$10,540	4.1%	$12,400	4.1%	$14,260	4.1%	$16,399	4.1%
Retained by Northfield-Delaware (2)	$116,474	45.9%	$137,175	45.9%	$157,877	45.9%	$181,684	45.9%

(1)	As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)	In the event the stock-based benefit plan providing for stock awards and stock options is approved by stockholders, and assuming shares are purchased for the stock awards at $10.00 per share, an additional $10.5 million, $12.4 million, $14.3 million and $16.4 million of net proceeds will be used by Northfield-Delaware. In this case, the net proceeds retained by Northfield-Delaware would be $105.9 million, $124.8 million, $143.6 million and $165.3 million, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range.
     Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Northfield Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription and community offerings. In addition, amounts shown for the distribution of the net proceeds at the minimum of the offering range to fund the loan to the employee stock ownership plan and to be proceeds retained by Northfield-Delaware may change if we exercise our right to have the employee stock ownership plan purchase more than 4% of the shares of common stock offered if necessary to complete the offering at the minimum of the offering range.
     Northfield-Delaware may use the proceeds it retains from the offering:
•	to invest in securities;

•	to finance the acquisition of financial institutions, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•	to pay cash dividends to stockholders;

•	to repurchase shares of our common stock; and

•	for other general corporate purposes.
     Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.
     See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund management recognition plans (which would require notification to the Office of Thrift Supervision) or tax qualified employee stock benefit plans.
     Northfield Bank may use the net proceeds it receives from the offering:
•	to fund new loans, with an emphasis on commercial real estate and multifamily real estate loans, as well as commercial business loans, one- to four-family residential mortgage loans, insurance premium finance loans, real estate construction loans, home equity loans and lines of credit and consumer loans;

•	to expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity. We currently intend to open nine new branch offices by December 31, 2013, and we have currently committed to establishing three new branch offices in Brooklyn, New York and one branch office in Staten Island, New York. We also intend to establish an internet banking platform during that same time period;

•	to enhance existing products and services and to support the development of new products and services;

•	to invest in mortgage-backed securities and collateralized mortgage obligations, and debt securities issued by the U.S. Government, U.S. Government agencies or U.S. Government sponsored enterprises; and

•	for other general corporate purposes.
     Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions. We estimate the costs of constructing a new branch office to be between approximately $1.0 million and $3.0 million, depending on the size and location of the branch office, excluding the costs to acquire land, which we generally lease.
     We expect our return on equity to decrease as compared to our performance in recent years, until we are able to reinvest effectively the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors—Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance and the value of our common stock.”

OUR DIVIDEND POLICY
     Northfield-Federal currently pays a quarterly cash dividend of $0.05 per share, which equals $0.20 per share on an annualized basis. After the conversion, we intend to continue to pay cash dividends on a quarterly basis. We expect the quarterly dividends per share to be between $0.03 and $0.04 per share, depending on how many shares of common stock are sold in the offering. This would approximately preserve the dividend amount that Northfield-Federal stockholders currently receive, as adjusted to reflect the exchange ratio. The dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will not reduce or eliminate dividends in the future.
     Northfield-Federal began declaring dividends during the quarter ended December 31, 2008, and dividends have been declared in each subsequent quarterly period. Northfield Bancorp, MHC owns 24,641,684 shares of Northfield-Federal common stock. Northfield-Federal has received non-objection from the Office of Thrift Supervision to waive receipt of all prior dividend payments on the Northfield-Federal shares owned by Northfield Bancorp, MHC. Cash dividends paid by Northfield-Federal during the three months ended March 31, 2010 were $772,000. Dividends waived by Northfield Bancorp, MHC during the three months ended March 31, 2010 were $986,000.
     Under the rules of the Office of Thrift Supervision, after the completion of the conversion, Northfield Bank will not be permitted to pay dividends on its capital stock to Northfield-Delaware, its sole stockholder, if Northfield Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Northfield Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized. Northfield Bank must generally file an application with the Office of Thrift Supervision for approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of Northfield Bank’s net income for that year to date plus its retained net income for the preceding two years or Northfield Bank would not be at least adequately capitalized following the distribution. In addition, any payment of dividends by Northfield Bank to us that would be deemed to be drawn out of Northfield Bank’s bad debt reserves, if any, would require a payment of taxes at the then-current tax rate by Northfield Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Northfield Bank does not intend to make any distribution to us that would create such a federal tax liability. See “The Conversion and Offering—Liquidation Rights.” For further information concerning additional federal and state law and regulations regarding the ability of Northfield Bank to make capital distributions, including the payment of dividends to Northfield-Federal, see “Taxation—Federal Taxation” and “Supervision and Regulation—Federal Banking Regulation.”
     Unlike Northfield Bank, Northfield-Delaware is not restricted by Office of Thrift Supervision regulations on the payment of dividends to its stockholders, except that it will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by Northfield-Delaware in connection with the conversion. However, the source of dividends will depend on the net proceeds retained by Northfield-Delaware and earnings thereon, and dividends from Northfield Bank. In addition, Northfield-Delaware will be subject to state law limitations on the payment of dividends. Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
     We will file a consolidated federal tax return with Northfield Bank. Accordingly, it is anticipated that any cash distributions made by us to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, pursuant to Office of Thrift Supervision regulations, during the three-year period following the conversion, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK
     Northfield-Federal’s common stock is currently quoted on the Nasdaq Global Select Market under the symbol “NFBK.” Upon completion of the conversion, the new shares of common stock of Northfield-Delaware will replace the existing shares. For a period of 20 trading days after the completion of the conversion and offering, we expect our shares of common stock will trade on the Nasdaq Global Select Market under the symbol “NFBKD,” and, thereafter, our trading symbol will revert to “NFBK.” In order to list our stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of March 31, 2010, Northfield-Federal had 22 registered market makers in its common stock, including Sandler O’Neill & Partners, L.P. Sandler O’Neill & Partners, L.P. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so.
     The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in our common stock.
     The following table sets forth the high and low trading prices for shares of Northfield-Federal common stock for the periods indicated, and the dividends paid during those periods. As of the close of business on July 30, 2010, there were 43,540,653 shares of common stock outstanding, including 18,898,969 publicly held shares (shares held by stockholders other than Northfield Bancorp, MHC), and approximately 4,683 stockholders of record.
     The high and low closing prices for the quarterly periods noted below were obtained from the Nasdaq Stock Market.

	Price Per Share
	High	Low	Dividends Paid
2010
Third quarter (through August 6, 2010)	$13.81	$12.09	$—
Second quarter	$15.30	$12.80	$0.05
First quarter	$15.00	$12.29	$0.04

2009
Fourth quarter	$13.94	$12.09	$0.04
Third quarter	$13.10	$11.01	$0.04
Second quarter	$12.19	$10.25	$0.04
First quarter	$11.25	$8.18	$0.04

2008
Fourth quarter	$12.50	$9.22	$0.04
Third quarter	$13.15	$10.25	$—
Second quarter	$11.75	$10.02	$—
First quarter	$10.77	$9.78	$—
     On June 3, 2010, the business day immediately preceding the public announcement of the conversion, and on August 6, 2010, the closing prices of Northfield-Federal common stock as reported on the Nasdaq Global Select Market were $14.58 per share and $12.50 per share, respectively. On the effective date of the conversion, all publicly held shares of Northfield-Federal common stock, including shares of common stock held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of Northfield-Delaware common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share

Exchange Ratio for Current Stockholders.” Options to purchase shares of Northfield-Federal common stock will be converted into options to purchase a number of shares of Northfield-Delaware common stock determined pursuant to the exchange ratio, for the same aggregate exercise price. See “Beneficial Ownership of Common Stock.”
HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE
     At March 31, 2010, Northfield Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Northfield Bank at March 31, 2010, and the pro forma equity capital and regulatory capital of Northfield Bank, after giving effect to the sale of shares of common stock at $10.00 per share. The table assumes the receipt by Northfield Bank of 50% of the net offering proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Northfield Bank
	Historical at		Pro Forma at March 31, 2010, Based Upon the Sale in the Offering of (1)
	March 31, 2010		26,350,000 Shares		31,000,000 Shares		35,650,000 Shares		40,997,500 Shares (2)
		Percent of		Percent of		Percent of		Percent of		Percent of
	Amount	Assets (3)	Amount	Assets (3)	Amount	Assets (3)	Amount	Assets (3)	Amount	Assets (3)
	(Dollars in thousands)
Equity	$310,204	15.17%	$416,138	19.16%	$434,980	19.82%	$453,822	20.47%	$475,490	21.20%

Core capital	$278,658	13.91%	$384,592	18.06%	$403,434	18.74%	$422,276	19.41%	$443,944	20.17%
Core requirement (4)	100,152	5.00	106,503	5.00	107,631	5.00	108,759	5.00	110,056	5.00

Excess	$178,506	8.91%	$278,089	13.06%	$295,803	13.74%	$313,517	14.41%	$333,888	15.17%

Tier 1 risk-based capital (5)	$278,658	27.31%	$384,592	36.77%	$403,434	38.41%	$422,276	40.03%	$443,944	41.88%
Risk-based requirement	61,226	6.00	62,750	6.00	63,021	6.00	63,291	6.00	63,603	6.00

Excess	$217,432	21.31%	$321,842	30.77%	$340,413	32.41%	$358,985	34.03%	$380,341	35.88%

Total risk-based capital (5)	$291,780	28.59%	$397,714	38.03%	$416,556	39.66%	$435,398	41.28%	$457,066	43.12%
Risk-based requirement	102,043	10.00	104,583	10.00	105,034	10.00	105,485	10.00	106,004	10.00

Excess	$189,737	18.59%	$293,131	28.03%	$311,522	29.66%	$329,913	31.28%	$351,062	33.12%

Reconciliation of capital infused into Northfield Bank:
Net proceeds			$127,014		$149,576		$172,138		$198,084
Less: Common stock acquired by stock-based benefit plan			(10,540)		(12,400)		(14,260)		(16,399)
Less: Common stock acquired by employee stock ownership plan			(10,540)		(12,400)		(14,260)		(16,399)

Pro forma increase			$105,934		$124,776		$143,618		$165,286

(1)	Pro forma capital levels assume that the employee stock ownership plan purchases 4% of the shares of common stock sold in the stock offering with funds we lend. Pro forma generally accepted accounting principles (“GAAP”) and regulatory capital have been reduced by the amount required to fund this plan. See “Management” for a discussion of the employee stock ownership plan.

(2)	As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3)	Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4)	The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(5)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION
     The following table presents the historical consolidated capitalization of Northfield-Federal at March 31, 2010 and the pro forma consolidated capitalization of Northfield-Delaware after giving effect to the conversion and offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Northfield-	Pro Forma at March 31, 2010
	Federal	Based upon the Sale in the Offering at $10.00 per Share of
	Historical at	26,350,000	31,000,000	35,650,000	40,997,500
	March 31, 2010	Shares	Shares	Shares	Shares (1)
	(Dollars in thousands)
Deposits (2)	$1,392,905	$1,392,445	$1,392,445	$1,392,445	$1,392,445
Borrowed funds	293,060	293,060	293,060	293,060	293,060

Total deposits and borrowed funds	$1,685,965	$1,685,505	$1,685,505	$1,685,505	$1,685,505

Stockholders’ equity:
Preferred stock, $0.01 par value, 25,000,000 shares authorized (post-conversion) (3)	—	—	—	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized (post-conversion); shares to be issued as reflected (3) (4)	456	466	548	630	724
Additional paid-in capital (3)	203,541	457,559	502,601	547,642	599,440
MHC capital contribution	—	362	362	362	362
Retained earnings (5)	214,779	214,779	214,779	214,779	214,779
Accumulated other comprehensive income	15,690	15,690	15,690	15,690	15,690
Less:
Treasury stock	(22,520)	(22,520)	(22,520)	(22,520)	(22,520)
Common stock held by employee stock ownership plan (6)	(15,660)	(26,200)	(28,060)	(29,920)	(32,059)
Common stock to be acquired by stock-based benefit plan (7)	—	(10,540)	(12,400)	(14,260)	(16,399)

Total stockholders’ equity	$396,286	$629,596	$670,999	$712,403	$760,017

Pro Forma Shares Outstanding
Shares offered for sale	—	26,350,000	31,000,000	35,650,000	40,997,500
Exchange shares issued	—	20,209,164	23,775,487	27,341,810	31,443,082
Total shares outstanding	43,722,522	46,559,164	54,775,487	62,991,810	72,440,582

Total stockholders’ equity as a percentage of total assets (2)	18.89%	27.01%	28.29%	29.52%	30.88%
Tangible equity as a percentage of total assets	18.11%	26.31%	27.60%	28.84%	30.22%

(1)	As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for shares or changes in market conditions following the commencement of the subscription and community offerings.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)	Northfield-Federal currently has 10,000,000 authorized shares of preferred stock and 90,000,000 authorized shares of common stock, par value $0.01 per share. On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of Northfield-Delaware common stock to be outstanding.

(4)	No effect has been given to the issuance of additional shares of Northfield-Delaware common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the offering, an amount up to 10% of the shares of Northfield-Delaware common stock sold in the offering will be reserved for issuance upon the exercise of options under the plans, subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect stock options previously granted by Northfield-Federal or Northfield Bank so that the total shares available for issuance upon the exercise of stock options does not exceed 10% of Northfield-Delaware’s outstanding shares immediately after the conversion and offering. No effect has been given to the exercise of options currently outstanding. See “Management.”
(Footnotes continue on following page)

(continued from previous page)

(5)	The retained earnings of Northfield Bank will be substantially restricted after the conversion. See “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation.”

(6)	Assumes that 4% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Northfield-Delaware. The loan will be repaid principally from Northfield Bank’s contributions to the employee stock ownership plan. Since Northfield-Delaware will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Northfield-Delaware’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(7)	Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased for grant by one or more stock-based benefit plans. If the stock-based benefit plans are adopted within 12 months following the conversion, the amount reserved for restricted stock awards would be subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect restricted stock previously granted by Northfield-Federal or Northfield Bank so that the total shares reserved for restricted stock awards does not exceed 4% of Northfield-Delaware’s outstanding shares immediately after the conversion and offering. The funds to be used by the plan to purchase the shares will be provided by Northfield-Delaware. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As Northfield-Delaware accrues compensation expense to reflect the vesting of shares pursuant to the plan, the credit to capital will be offset by a charge to operations. Implementation of the plan will require stockholder approval.

PRO FORMA DATA
     The following table summarizes historical data of Northfield-Federal and pro forma data of Northfield-Delaware at and for the three months ended March 31, 2010, and the year ended December 31, 2009. This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.
     The net proceeds in the tables are based upon the following assumptions:
(i)	50% of all shares of common stock will be sold in the subscription and community offerings;

(ii)	our executive officers and directors, and their associates, will purchase 89,000 shares of common stock;

(iii)	our employee stock ownership plan will purchase 4% of the shares of common stock sold in the offering, with a loan from Northfield-Delaware. The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, calculated as of the date of the origination of the loan) over a period of 30 years. Interest income that we earn on the loan will offset the interest paid by Northfield Bank;

(iv)	Sandler O’Neill & Partners, L.P. will receive a fee equal to 1.0% of the aggregate gross proceeds received on all shares of common stock sold in the subscription and community offerings and we will pay (a) a management fee of 1.0% of the aggregate dollar amount of the common stock sold in the syndicated community offering, 80% of which will be paid to Sandler O’Neill & Partners, L.P. and 20% of which will be paid to Keefe, Bruyette & Woods, Inc., and (b) a selling concession of 4.0% of the actual purchase price of each share of common stock sold in the syndicated community offering, which will be allocated to dealers (including Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc.) in accordance with the actual number of shares of common stock sold by such dealers. No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families, and no fee will be paid with respect to exchange shares; and

(v)	total expenses of the offering, other than the fees to be paid to Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. and other broker-dealers in the syndicated community offering, will be $1.7 million.
     We calculated pro forma consolidated net income for the three months ended March 31, 2010, and the year ended December 31, 2009, as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 2.55% (1.53% on an after-tax basis). This represents the yield on the five-year U.S. Treasury Note as of March 31, 2010, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by Office of Thrift Supervision regulations.
     We further believe that the reinvestment rate is factually supportable because:
•	the yield on the U.S Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

     We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for each period as if the shares of common stock were outstanding at the beginning of each period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.
     The pro forma table gives effect to the implementation of one or more stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering. We assume that awards of common stock granted under the plans vest over a five-year period.
     We have also assumed that the stock-based benefit plans will grant options to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering. In preparing the table below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.73 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 38.29% for the shares of common stock, a dividend yield of 1.4%, an expected option life of 6.5 years and a risk-free rate of return of 3.10%.
     We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering.
     As discussed under “How We Intend to Use the Proceeds from the Stock Offering,” we intend to contribute 50% of the net proceeds from the stock offering to Northfield Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.
     The pro forma table does not give effect to:
•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.
     The following pro forma information may not be representative of the financial effects of the offering at the dates on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Northfield Bank, to the tax effect of the recapture of the bad debt reserve. See “The Conversion and Offering—Liquidation Rights.”

At or for the Three Months Ended March 31, 2010
Based upon the Sale at $10.00 Per Share of
26,350,000	31,000,000	35,650,000	40,997,500
Shares	Shares	Shares	Shares (1)
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$263,500	$310,000	$356,500	$409,975
Market value of shares issued in the exchange	202,092	237,755	273,418	314,431

Pro forma market capitalization	$465,592	$547,755	$629,918	$724,406

Gross proceeds of offering	$263,500	$310,000	$356,500	$409,975
Expenses	9,472	10,849	12,225	13,808

Estimated net proceeds	254,028	299,151	344,275	396,167
Common stock purchased by employee stock ownership plan	(10,540)	(12,400)	(14,260)	(16,399)
Common stock purchased by stock-based benefit plan	(10,540)	(12,400)	(14,260)	(16,399)

Estimated net proceeds, as adjusted	$232,948	$274,351	$315,755	$363,369

For the Three Months Ended March 31, 2010
Consolidated net earnings:
Historical	$3,381	$3,381	$3,381	$3,381
Pro forma adjustments:
Income on adjusted net proceeds	891	1,049	1,208	1,390
Employee stock ownership plan (2)	(53)	(62)	(71)	(82)
Stock awards (3)	(316)	(372)	(428)	(492)
Stock options (4)	(442)	(520)	(598)	(688)

Pro forma net income	$3,461	$3,476	$3,492	$3,509

Earnings per share (5):
Historical	$0.08	$0.07	$0.06	$0.05
Pro form adjustments:
Income on adjusted net proceeds	0.02	0.02	0.02	0.02
Employee stock ownership plan (2)	—	—	—	—
Stock awards (3)	(0.01)	(0.01)	(0.01)	(0.01)
Stock options (4)	(0.01)	(0.01)	(0.01)	(0.01)

Pro forma earnings per share (5)	$0.08	$0.07	$0.06	$0.05

Offering price to pro forma net earnings per share	31.25	x	35.71	x	41.67	x	50.00	x
Number of shares used in earnings per share calculations	43,341,632	50,990,156	58,638,679	67,434,481

At March 31, 2010
Stockholders’ equity:
Historical	$396,286	$396,286	$396,286	$396,286
Estimated net proceeds	254,028	299,151	344,275	396,167
Equity increase from the mutual holding company	362	362	362	362
Common stock acquired by employee stock ownership plan (2)	(10,540)	(12,400)	(14,260)	(16,399)
Common stock acquired by stock-based benefit plan (3)	(10,540)	(12,400)	(14,260)	(16,399)

Pro forma stockholders’ equity	$629,596	$670,999	$712,403	$760,017

Intangible assets	$(16,318)	$(16,318)	$(16,318)	$(16,318)

Pro forma tangible stockholders’ equity (6)	$613,278	$654,681	$696,085	$743,699

Stockholders’ equity per share:(7)
Historical	$8.51	$7.24	$6.29	$5.48
Estimated net proceeds	5.46	5.46	5.47	5.47
Plus: Assets received from the mutual holding company	0.01	0.01	0.01	—
Common stock acquired by employee stock ownership plan (2)	(0.23)	(0.23)	(0.23)	(0.23)
Common stock acquired by stock-based benefit plan (3)	(0.23)	(0.23)	(0.23)	(0.23)

Pro forma stockholders’ equity per share (6) (7)	$13.52	$12.25	$11.31	$10.49

Intangible assets	$(0.35)	$(0.30)	$(0.26)	$(0.23)

Pro forma tangible stockholders’ equity per share (6) (7)	$13.17	$11.95	$11.05	$10.26

Offering price as percentage of pro forma stockholders’ equity per share	73.96%	81.63%	88.42%	95.33%
Offering price as percentage of pro forma tangible stockholders’ equity per share	75.93%	83.68%	90.50%	97.47%
Number of shares outstanding for pro forma book value per share calculations	46,559,164	54,775,487	62,991,810	72,440,582
(Footnotes begin on following page)

(1)	As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)	Assumes that 4% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Northfield-Delaware. Northfield Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Northfield Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employer Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Northfield Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 8,783, 10,333, 11,883 and 13,666 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(3)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering. Such amount is subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect restricted stock previously granted by Northfield-Federal or Northfield Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Northfield-Delaware or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by Northfield-Delaware. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 5% of the amount contributed to the plan is amortized as an expense during the three months ended March 31, 2010, and (iii) the plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.21% at the maximum of the offering range.

(4)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering. Such amount is subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect stock options previously granted by Northfield-Federal or Northfield Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.73 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year
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vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 40.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.36% at the maximum of the offering range.

(5)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the period. See note 2. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts. Pro forma net income per share has been annualized for purposes of calculating the offering price to pro forma net earnings per share.

(6)	The retained earnings of Northfield Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation—Capital Distributions.”

(7)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.0693, 1.2580, 1.4467 and 1.6637 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

At or for the Year Ended December 31, 2009
Based upon the Sale at $10.00 Per Share of
26,350,000	31,000,000	35,650,000	40,997,500
Shares	Shares	Shares	Shares (1)
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$263,500	$310,000	$356,500	$409,975
Market value of shares issued in the exchange	202,092	237,755	273,418	314,431

Pro forma market capitalization	$465,592	$547,755	$629,918	$724,406

Gross proceeds of offering	$263,500	$310,000	$356,500	$409,975
Expenses	9,472	10,849	12,225	13,808

Estimated net proceeds	254,028	299,151	344,275	396,167
Common stock purchased by employee stock ownership plan	(10,540)	(12,400)	(14,260)	(16,399)
Common stock purchased by stock-based benefit plan	(10,540)	(12,400)	(14,260)	(16,399)

Estimated net proceeds, as adjusted	$232,948	$274,351	$315,755	$363,369

For the Year Ended December 31, 2009
Consolidated net earnings:
Historical	$12,074	$12,074	$12,074	$12,074
Pro forma adjustments:
Income on adjusted net proceeds	3,564	4,198	4,831	5,560
Employee stock ownership plan (2)	(211)	(248)	(285)	(328)
Stock awards (3)	(1,265)	(1,488)	(1,711)	(1,968)
Stock options (4)	(1,769)	(2,081)	(2,394)	(2,753)

Pro forma net income	$12,393	$12,455	$12,515	$12,585

Earnings per share (5):
Historical	$0.27	$0.23	$0.20	$0.17
Pro form adjustments:
Income on adjusted net proceeds	0.08	0.08	0.08	0.08
Employee stock ownership plan (2)	—	—	—	—
Stock awards (3)	(0.03)	(0.03)	(0.03)	(0.03)
Stock options (4)	(0.04)	(0.04)	(0.04)	(0.04)

Pro forma earnings per share (5)	$0.28	$0.24	$0.21	$0.18

Offering price to pro forma net earnings per share	35.71	x	41.67	x	47.62	x	55.56	x
Number of shares used in earnings per share calculations	44,326,741	52,149,108	59,971,474	68,967,195

At December 31, 2009
Stockholders’ equity:
Historical	$391,540	$391,540	$391,540	$391,540
Estimated net proceeds	254,028	299,151	344,275	396,167
Equity increase from the mutual holding company	362	362	362	362
Common stock acquired by employee stock ownership plan (2)	(10,540)	(12,400)	(14,260)	(16,399)
Common stock acquired by stock-based benefit plan (3)	(10,540)	(12,400)	(14,260)	(16,399)

Pro forma stockholders’ equity	$624,850	$666,253	$707,657	$755,271

Intangible assets	$(16,361)	$(16,361)	$(16,361)	$(16,361)

Pro forma tangible stockholders’ equity (6)	$608,489	$649,892	$691,296	$738,910

Stockholders’ equity per share:(7)
Historical	$8.41	$7.15	$6.21	$5.42
Estimated net proceeds	5.46	5.46	5.47	5.47
Plus: Assets received from the mutual holding company	0.01	0.01	0.01	—
Common stock acquired by employee stock ownership plan (2)	(0.23)	(0.23)	(0.23)	(0.23)
Common stock acquired by stock-based benefit plan (3)	(0.23)	(0.23)	(0.23)	(0.23)

Pro forma stockholders’ equity per share (6) (7)	$13.42	$12.16	$11.23	$10.43

Intangible assets	$(0.35)	$(0.30)	$(0.26)	$(0.23)

Pro forma tangible stockholders’ equity per share (6) (7)	$13.07	$11.86	$10.97	$10.20

Offering price as percentage of pro forma stockholders’ equity per share	74.52%	82.24%	89.05%	95.88%
Offering price as percentage of pro forma tangible stockholders’ equity per share	76.51%	84.32%	91.16%	98.04%
Number of shares outstanding for pro forma book value per share calculations	46,559,164	54,775,487	62,991,810	72,440,582
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(1)	As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)	Assumes that 4% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Northfield-Delaware. Northfield Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Northfield Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employer Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Northfield Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 35,133, 41,333, 47,533 and 54,633 shares were committed to be released during the year at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(3)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering, subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect restricted stock previously granted by Northfield-Federal or Northfield Bank (and may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Northfield-Delaware or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by Northfield-Delaware. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2009, and (iii) the plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.21% at the maximum of the offering range.

(4)	Assumes that, if approved by Northfield-Delaware’s stockholders, one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering, subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect stock options previously granted by Northfield-Federal or Northfield Bank (and may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.73 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year
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vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 40.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.36% at the maximum of the offering range.

(5)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release during the year. See note 2. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts. Pro forma net income per share has been annualized for purposes of calculating the offering price to pro forma net earnings per share.

(6)	The retained earnings of Northfield Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation—Capital Distributions.”

(7)	Per share figures include publicly held shares of Northfield-Federal common stock that will be exchanged for shares of Northfield-Delaware common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.0693, 1.2580, 1.4467 and 1.6637 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited and unaudited consolidated financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Northfield-Federal provided in this prospectus.
Overview
     Our principal business consists of accepting deposits and investing such funds in mortgage loans, secured commercial business loans and in investment securities, consisting primarily of mortgage-backed securities. Our business is affected by prevailing economic conditions, particularly market interest rates. Additionally, we are subject to government policies concerning, among other things, monetary and fiscal affairs, housing and financial institutions and regulations regarding lending and other operations, privacy and consumer disclosure. We rely on our convenient locations, customer service, and competitive products and pricing to attract and retain deposits. Lending activities are affected by market interest rates, loan demand and local economic conditions. Sources of funds for lending and investing activities include deposits, borrowings, loan and investment repayments, and income from our operations.
     Our lending focus has been originating commercial real estate and multifamily loans in the markets we serve. At March 31, 2010, total loans held for investment were $736.6 million, or 35.1% of total assets, with $519.8 million, or 70.5% of the total portfolio, consisting of commercial real estate loans ($332.4 million, or 45.1%) and multifamily loans ($187.4 million, or 25.4%). Our loan portfolio has continued to grow in 2010 but at slower rates than we experienced in 2008 and 2009. We do not originate for retention in our portfolio “interest only” residential mortgage loans on one- to four-family residential properties, where the borrower pays interest for an initial period and thereafter the loan converts to a fully amortizing loan. We do not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, thereby resulting in an increased principal balance during the life of the loan. We also do not offer, and have not offered, “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios). We do not underwrite loans with limited or no documentation.
     Our investing focus has been purchasing mortgage-backed securities. At March 31, 2010, securities available-for-sale had an estimated fair value of $1.2 billion, or 58.0% of total assets, with $943.6 million, or 77.6%, consisting of mortgage-backed securities. At March 31, 2010, 74.9% of our securities portfolio consisted of securities issued by the U.S. government, U.S. government agencies or U.S. government sponsored enterprises. We do not own any common or preferred stock issued by Fannie Mae or Freddie Mac.
     Our net income has decreased over the past year, and totaled $12.1 million for the year ended December 31, 2009, compared to $15.8 million for the year ended December 31, 2008. Much of the reduction in our net income has resulted from increased provisions for loan losses relating to deteriorating asset quality, which also has recently affected much of the financial institution industry, and from increases in employee compensation and benefits and Federal Deposit Insurance Corporation insurance premiums, which were partially offset by an increase in net interest income. Our net income was $3.4 million for the three months ended March 31, 2010, compared to $2.7 million for the three months ended March 31, 2009. The increase was a result of an increase in net interest income and an increase in non-interest income (primarily gains on sales of securities, net), partially offset by an increase in non-interest expense (primarily employee compensation and benefits).
     Following the completion of the conversion, our non-interest expense is expected to increase because of the increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the possible implementation of one or more stock-based benefit plans, if approved by our stockholders no earlier than six months after the completion of the conversion, and because of our anticipated growth. For further information, see “Summary— Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion;” “Risk Factors— Our stock-based benefit plans would increase our expenses and reduce our income;” “Management—Benefits to be Considered Following Completion of the Conversion;” and “Risk Factors—We may face risks with respect to future expansion.”
     Our balance sheet is comprised primarily of financial instruments consisting of securities, loans, deposits, and borrowings. Purchases of securities are recorded at cost. Subsequent to purchase, securities designated as available for sale are carried at estimated fair value, with the difference between the amortized cost and the estimated fair value of securities available for sale being recorded as an adjustment to stockholders’ equity, net of tax. Estimated fair values of securities available for sale above amortized cost increase total stockholders’ equity through increased other comprehensive income. Estimated fair value of securities available for sale below amortized cost will reduce total stockholders’ equity. If the estimated fair value of securities available for sale are below amortized cost and are deemed to be temporary, the reduction in total stockholders’ equity will be affected through a charge to other comprehensive income, net of tax. If the estimated fair value of securities available for sale are below amortized cost and are deemed to be other than temporary, the reduction in total stockholders’ equity will be effected through a charge to current operations for that portion of the decline in estimated fair value that is attributable to a credit loss. Declines in estimated fair values that are associated with factors that are other than credit related, such as adjustments for liquidity and interest rates, are recorded as a reduction to total stockholders’ equity through a charge to other comprehensive income provided that it is more likely than not that we will not be required to sell the securities before their anticipated recovery. Loans are primarily recorded at amortized cost. Estimated fair values below amortized cost attributable to credit losses are recorded in current operations through a charge to the provision for loan losses, with a resulting decrease to total stockholders’ equity. Estimated fair values that are associated with factors that are other than credit related, such as adjustments for liquidity and interest rates, do not affect current operations or total stockholders’ equity as such loans are held for investment and the estimated fair values are expected to return to a value that approximates amortized cost as the loans are repaid. Deposits and borrowings are recorded at amortized cost. Changes in estimated fair values are related primarily to changes in market interest rates and have no affect on current operations or total stockholders’ equity, and are expected to return to a value that approximates amortized cost as deposits and borrowings become due and payable.
Business Strategy
     Our principal objective is to build long-term value for our stockholders by operating a profitable community-oriented financial institution dedicated to meeting the banking needs of our customers. Our board of directors has sought to accomplish this objective with a strategy designed to increase profitability, while maintaining a strong capital position and high asset quality. We cannot assure you that we will successfully implement our business strategy.
     Highlights of our business strategy are as follows:
     Remaining a community-oriented institution. We have been in business for over 123 years, growing through internal expansion and acquisitions. We offer a variety of financial products and services to meet the needs of small businesses and individuals in our market area, and we are dedicated to providing quality personal service to our customers. We consider our competitive products and pricing, branch network, reputation for superior customer service and financial strength as our major strengths in attracting and retaining customers. Over the last several years, we have significantly upgraded our technology capabilities, and currently offer mobile banking, remote deposit capture, electronic check clearing, and online business customer cash management. We intend to further capitalize on our technology capabilities to improve operating efficiencies and enhance customer service.
     Continuing to increase our lending. We have grown our loan portfolio to $736.6 million at March 31, 2010 from $424.2 million at December 31, 2007. To achieve this growth, we have continued to emphasize the origination of loans other than residential mortgage loans, primarily multifamily and commercial real estate loans. These loans have higher yields than residential mortgage loans and generally have periodic adjustable interest rates and/or shorter terms, which assists us in managing our interest rate risk. Despite a difficult economic environment, we have continued to lend to qualified borrowers as other lenders have ceased or curtailed their lending, and we were able to increase our loan portfolio in 2009 and the first quarter of 2010. In October 2009, we also began to offer loans to finance premiums on commercial insurance policies, and such loans totaled $40.0 million at March 31, 2010.
     Over the past several years, we have particularly emphasized the origination of multifamily loans. At March 31, 2010, our multifamily portfolio totaled $187.4 million, or 25.4% of total loans, compared to $14.2 million, or 3.3% of total loans, at December 31, 2007. At March 31, 2010, our commercial real estate loan portfolio totaled $332.4 million, or 45.1% of total loans, compared to $243.9 million, or 57.5% of total loans, at December 31, 2007. We intend to continue to emphasize multifamily lending, and, as economic conditions improve, we will seek to increase the origination of commercial real estate, commercial and home equity loans as well. However, a continuation or worsening of economic conditions could make it more difficult to execute our strategy, at least until economic conditions improve. Also, the additional capital raised in the stock offering will increase our lending capacity by enabling us to originate more loans and loans with larger balances; however, this increased lending can also expose us to increased risks, as discussed in the Risk Factors section of this prospectus.
     Improving asset quality. Maintaining loan quality historically has been, and will continue to be, a key element of our business strategy. We employ conservative underwriting standards for new loan originations and maintain sound credit administration practices while the loans are outstanding. In addition, substantially all of our loans are secured, predominantly by real estate. However, during the current economic recession, we have experienced increases in delinquent and non-performing loans. At March 31, 2010, our non-performing loans totaled $50.0 million or 6.79% of total loans. At the same time, charge-offs have remained relatively low at 0.38% of average loans outstanding for the year ended December 31, 2008, 0.37% for the year ended December 31, 2009, and were 0.11% for the three months ended March 31, 2010.
     To mitigate our exposure to potential loss during this weak economic period, we have de-emphasized the origination of commercial real estate loans and construction and land loans. We have also increased our allowance for loan losses from $5.6 million, or 1.33% of loans held for investment, net, at December 31, 2007, to $17.1 million, or 2.33% of loans held for investment, net, at March 31, 2010. We will also work with willing and able borrowers experiencing financial difficulties in order to maximize the recovery of the loan balance, and, when circumstances warrant, we may grant modifications to existing loan terms and conditions that we would not otherwise consider, commonly referred to as troubled debt restructurings (“TDRs”). At March 31, 2010, we had $21.9 million of loans classified as TDRs, of which $8.8 million were accruing interest and $13.1 million were on non-accrual status. At March 31, 2010, $16.2 million, or 74.1% of loans subject to restructuring agreements (accruing and non-accruing) were performing in accordance with their restructured terms.
     Expanding through branching and acquisitions. We intend to continue de novo branching to expand our presence within and outside our primary market area. We currently expect to establish nine de novo branch offices by December 31, 2013, and also expect to establish an internet platform to gather deposits during that same time period. In conjunction with this expansion strategy, we may dispose of underperforming or overlapping branches, if appropriate. We also believe that acquisition opportunities exist both within and beyond our current market area. We will consider pursuing whole-bank and branch acquisition opportunities on a selective basis in areas that will afford us the opportunity to add complementary products to our existing business or expand our franchise geographically. Currently, we do not have any plans or arrangements to acquire other financial institutions or dispose of existing branch offices.
     Employing securities investment strategies to increase income. We determine whether to invest in securities or loans depending on the relative risks and returns available for each type of investment. If opportunities exist, we may purchase additional investment securities and fund those purchases with additional borrowings at an initial positive interest rate spread, commonly referred to as leverage transactions, in an effort to increase our net income and return on equity. Leveraging can expose a company to greater interest rate risk in a rising interest rate environment, and there can be no assurance that a leveraging strategy would be successful.

Critical Accounting Policies
     Critical accounting policies are defined as those that involve significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that the most critical accounting policies upon which our financial condition and results of operation depend, and which involve the most complex subjective decisions or assessments, are the following:
     Allowance for Loan Losses, Impaired Loans, Troubled Debt Restructurings and Other Real Estate Owned. The allowance for loan losses is the estimated amount considered necessary to cover probable and reasonably estimatable credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. In determining the allowance for loan losses, we make significant estimates and judgments. The determination of the allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.
     The allowance for loan losses has been determined in accordance with GAAP. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.
     Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has a component for impaired loan losses and a component for general loan losses. Management has defined an impaired loan to be a loan for which it is probable, based on current information, that we will not collect all amounts due in accordance with the contractual terms of the loan agreement. We have defined the population of impaired loans to be all non-accrual loans with an outstanding balance of $500,000 or greater, and all loans subject to a troubled debt restructuring. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the estimated fair value of the collateral (less cost to sell), if the loan is collateral dependent, or the present value of the expected future cash flows, if the loan is not collateral dependent. Management performs a detailed evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third party expert in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings is inherently subjective and requires, among other things, an evaluation of the borrower’s current and projected financial condition. Actual results may be significantly different than our projections, and our established allowance for loan losses on these loans, and could have a material effect on our financial results.
     The second component of the allowance for loan losses is the general loss allocation. This assessment is performed on a portfolio basis, excluding loans analyzed for impairment and TDRs, with loans being grouped by collateral type and delinquency status. We apply an estimated loss rate to each loan group. The loss rates applied are based on our loss experience as adjusted for our qualitative assessment of relevant changes related to: underwriting standards; delinquency trends; collection, charge-off and recovery practices; the nature or volume of the loan group; lending staff; concentration of loan type; current economic conditions; and other relevant factors considered appropriate by management. In evaluating the estimated loss factors to be utilized for each loan group, management also reviews our actual loss history over the prior eight quarters and loss history as reported by the Office of Thrift Supervision and Federal Deposit Insurance Corporation for institutions both nationally and in our market area, for periods that are believed to have been under similar economic conditions. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based on changes in economic and real estate market conditions. Actual loan losses may be significantly different than the allowance for loan losses we have established, and could have a material effect on our financial results.

     This quarterly process is performed by the accounting department, with the assistance of the credit administration department and our Chief Lending Officer, and approved by the Chief Financial Officer. All supporting documentation with regard to the evaluation process is maintained by the accounting department. Each quarter a summary of the allowance for loan losses is presented by the Controller to the Audit Committee of the board of directors.
     We have a concentration of loans secured by real property located in New York and New Jersey. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the collateral. Based on the composition of our loan portfolio, we believe the primary risks are increases in vacancy rates and declines in rental rates for both multifamily and commercial properties, a decline in the economy generally, increases in interest rates and a decline in real estate market values in New York or New Jersey. Any one or a combination of these events may adversely affect our loan portfolio resulting in delinquencies, increased loan losses, and future loan loss provisions.
     Although we believe we have established and maintained the allowance for loan losses at adequate levels, changes may be necessary if future economic or other conditions differ substantially from our estimation of the current operating environment. Although management uses the information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment. In addition, the Office of Thrift Supervision, as an integral part of their examination process, will periodically review our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.
     We also maintain an allowance for estimated losses on off-balance sheet credit risks related to loan commitments and standby letters of credit. Management utilizes a methodology similar to its allowance for loan loss methodology to estimate losses on these items. The allowance for estimated credit losses on these items is included in other liabilities and any changes to the allowance are recorded as a component of other non-interest expense.
     Real estate we acquire as a result of foreclosure is classified as real estate owned. When we acquire other real estate owned, we generally obtain a current appraisal to substantiate the net carrying value of the asset. The asset is recorded at the lower of cost or estimated fair value, establishing a new cost basis. Holding costs and declines in estimated fair value result in charges to expense after acquisition.
     Goodwill. Business combinations accounted for under the acquisition method requires us to record goodwill as an asset on our financial statements, which is an unidentifiable intangible asset equal to the excess of the purchase price that we pay for another company over the estimated fair value of the net assets acquired. Net assets acquired include identifiable intangible assets such as core deposit intangibles and non-compete agreements. We evaluate goodwill for impairment annually on December 31, and more often if circumstances warrant, and we will reduce its carrying value through a charge to earnings if impairment exists. Future events or changes in the estimates that we use to determine the carrying value of our goodwill or which otherwise adversely affect its value could have a material adverse effect on our results of operations. As of March 31, 2010, goodwill had a carrying value of $16.2 million.
     Securities Valuation and Impairment. Our securities portfolio is comprised of mortgage-backed securities and to a lesser extent corporate bonds, agency bonds, and mutual funds. Our available-for-sale securities portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders’ equity. Our trading securities portfolio is reported at estimated fair value. Our held-to-maturity securities portfolio, consisting of debt securities for which we have a positive intent and ability to hold to maturity, is carried at amortized cost. We conduct a quarterly review and evaluation of the available-for-sale and held-to-maturity securities portfolios to determine if the estimated fair value of any security has declined below its amortized cost, and whether such decline is other-than-temporary. If the amortized cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, the probability of a near-term recovery in value and our intent to sell the security and whether it is more likely than not that we will be required to sell the security before full recovery of our investment or maturity. If such a decline is deemed other-than-temporary for equity securities, an impairment charge is recorded through current earnings based upon the estimated fair value of the security at the time of impairment and a new cost basis in the investment is established. For debt investment securities deemed to be other-than-temporarily impaired, and we believe it is more likely than not that we will be required to sell the security before full recovery of our investment or maturity, the investment is written down through current earnings by the impairment related to the estimated credit loss and the noncredit-related impairment is recognized through other comprehensive income. The estimated fair values of our securities are primarily affected by changes in interest rates, credit quality, and market liquidity.
     Management is responsible for determining the estimated fair value of our securities. In determining estimated fair values, management utilizes the services of an independent third party recognized as a specialist in pricing securities. The independent pricing service utilizes market prices of same or similar securities whenever such prices are available. Prices involving distressed sellers are not utilized in determining fair value. Where necessary, the independent third party pricing service estimates fair value using models employing techniques such as discounted cash flow analyses. The assumptions used in these models typically include assumptions for interest rates, credit losses, and prepayments, utilizing observable market data, where available. Where the market price of the same or similar securities is not available, the valuation becomes more subjective and involves a high degree of judgment. On a quarterly basis, we review the pricing methodologies utilized by the independent third party pricing service for each security type. In addition, we compare securities prices to a second independent pricing service that is utilized as part of our asset liability risk management process. At March 31, 2010, and for each quarter end in 2009, all securities were priced by the independent third party pricing service, and management made no adjustment to the prices received.
     Determining that a security’s decline in estimated fair value is other-than-temporary is inherently subjective, and becomes increasing difficult as it relates to mortgage-backed securities that are not guaranteed by the U.S. Government, or a U.S. Government Sponsored Enterprise (e.g., Fannie Mae and Freddie Mac). In performing our evaluation of securities in an unrealized loss position, we consider among other things, the severity, and duration of time that the security has been in an unrealized loss position and the credit quality of the issuer. As it relates to mortgage-backed securities not guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac, we perform a review of the key underlying loan collateral risk characteristics including, among other things, origination dates, interest rate levels, composition of variable and fixed rates, reset dates (including related pricing indices), current loan to original collateral values, locations of collateral, delinquency status of loans, and current credit support. In addition, for securities experiencing declines in estimated fair values of over 10%, as compared to its amortized cost, management also reviews published historical and expected prepayment speeds, underlying loan collateral default rates, and related historical and expected losses on the disposal of the underlying collateral on defaulted loans. This evaluation is inherently subjective as it requires estimates of future events, many of which are difficult to predict. Actual results could be significantly different than our estimates and could have a material effect on our financial results.
     Federal Home Loan Bank Stock Impairment Assessment. Northfield Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. As a member of the Federal Home Loan Bank of New York, Northfield Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of New York in an amount determined by a “membership” investment component and an “activity-based” investment component. As of March 31, 2010, Northfield Bank was in compliance with its ownership requirement. At March 31, 2010, Northfield Bank held $5.0 million of Federal Home Loan Bank of New York common stock. In performing our evaluation of our investment in Federal Home Loan Bank of New York stock, on a quarterly basis, management reviews the most recent financial statements of the Federal Home Loan Bank of New York and determines whether there have been any adverse changes to its capital position as compared to the trailing period. In addition, management reviews the Federal Home Loan Bank of New York’s most recent President’s Report in order to determine whether or not a dividend has been declared for the current reporting period. Furthermore, management obtains the credit rating of the Federal Home Loan Bank of New York from an accredited credit rating company to ensure that no changes have occurred that would negatively affect our investment in the Federal Home Loan Bank of New York. At March 31, 2010, it was determined by management that our investment in Federal Home Loan Bank stock was not impaired.
     Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it is determined that it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed quarterly as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amounts of taxes recoverable through loss carrybacks decline, or if we project lower levels of future taxable income. Such a valuation allowance would be established and any subsequent changes to such allowance would require an adjustment to income tax expense that could adversely affect our operating results.
     Stock Based Compensation. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value for all awards granted.
     We estimate the per share fair value of option grants on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are based on our judgments regarding future option exercise experience and market conditions. These assumptions are subjective in nature, involve uncertainties, and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains certain inherent limitations when applied to options that are not traded on public markets.
     The per share fair value of options is highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction of changes in the expected dividend yield. For example, the per share fair value of options will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.
     As our common stock does not have a significant amount of historical price volatility, we utilized the historical stock price volatility of a peer group when valuing stock options.
Comparison of Financial Condition at March 31, 2010 and December 31, 2009
     Total assets increased $95.5 million, or 4.8%, to $2.1 billion at March 31, 2010, from $2.0 billion at December 31, 2009. The increase in total assets reflected increases in securities of $84.2 million, cash and cash equivalents of $8.3 million, and loans held for investment, net, of $8.0 million.
     Cash and cash equivalents increased $8.3 million, or 19.4%, to $50.8 million at March 31, 2010, from $42.5 million at December 31, 2009. We have been maintaining increased balances in other financial institutions while we evaluate opportunities to deploy funds into higher yielding investments such as loans and securities with acceptable risk and return characteristics.
     Securities available-for-sale increased $84.4 million, or 7.5%, to $1.2 billion at March 31, 2010, from $1.1 billion at December 31, 2009. The increase was primarily attributable to purchases of $217.2 million and an increase of $5.7 million in net unrealized gains, partially offset by maturities and principal paydowns of $123.6 million and sales of $15.2 million.
     Securities held-to-maturity decreased $520,000, or 7.7%, to $6.2 million at March 31, 2010, from $6.7 million at December 31, 2009. The decrease was attributable to maturities and principal paydowns during the quarter ended March 31, 2010.
     At March 31, 2010, $788.2 million of our securities were residential mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. We also held residential mortgage-backed securities not issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae, which are referred to as “private label securities.” These private label securities had an amortized cost of $158.5 million and an estimated fair value of $161.6 million at March 31, 2010. The private label securities portfolio was in a net unrealized gain position of $3.1 million, consisting of gross unrealized gains of $5.5 million and gross unrealized losses of $2.4 million.
     Of the $161.6 million in private label securities, three securities with an estimated fair value of $13.8 million (amortized cost of $15.8 million) were rated less than AAA at March 31, 2010. Of the three securities, one had an estimated fair value of $2.6 million (amortized cost of $2.7 million) and was rated A+, another had an estimated fair value of $6.1 million (amortized cost of $7.4 million) and was rated Baa2 (subsequently downgraded to Caa2), and the remaining security had an estimated fair value of $5.1 million (amortized cost of $5.7 million) and was rated CCC. As of March 31, 2010, we continued to receive principal and interest payments in accordance with the contractual terms of each of these securities. Management has evaluated, among other things, delinquency status, location of collateral, estimated prepayment speeds, and the estimated default rates and loss severity in liquidating the underlying collateral for each of these three securities. Since management does not have the intent to sell the securities, and it is more likely than not that we will not be required to sell the securities before their anticipated recovery (which may be at maturity), we believe that the unrealized losses of $2.0 million at March 31, 2010, are temporary, and as such, are recorded as a component of accumulated other comprehensive income, net of tax.
     Loans held for investment, net totaled $737.2 million at March 31, 2010, compared to $729.3 million at December 31, 2009. The increase was primarily in multifamily real estate loans, which increased $9.0 million, or 5.0%, to $187.4 million, from $178.4 million at December 31, 2009, reflecting our continued emphasis on this type of loan. Commercial real estate loans increased $4.6 million, or 1.4%, to $332.4 million, and home equity loans increased $2.0 million, or 7.8%, from $26.1 million at December 31, 2009. These increases were partially offset by decreases in residential loans, land and construction loans, commercial and industrial loans, and insurance premium loans.
     Federal Home Loan Bank of New York stock, at cost, decreased $1.4 million, or 21.7%, from $6.4 million at December 31, 2009 to $5.0 million at March 31, 2010. This decrease was attributable to a decrease in borrowings outstanding with the Federal Home Loan Bank of New York over the same time period.
     Other real estate owned decreased $405,000, or 21.0%, from $1.9 million at December 31, 2009, to $1.5 million at March 31, 2010. This decrease was primarily attributable to downward valuation adjustments recorded against the carrying balances of the properties which resulted from the continued deterioration in estimated fair values, coupled with the sale of real estate owned properties.
     We invest in bank-owned life insurance to provide a funding source for benefit plan obligations. Bank-owned life insurance also generally provides non-interest income that is nontaxable. Federal regulations generally limit the investment in bank-owned life insurance to 25% of the sum of a savings bank’s tier 1 capital and its allowance for loan losses. At March 31, 2010, this limit was $74.0 million, and our investment in bank-owned life insurance at that date totaled $44.2 million.
     Other assets decreased $2.2 million, or 14.6%, to $12.7 million at March 31, 2010, from $14.9 million at December 31, 2009. The decrease in other assets was attributable to a decrease in deferred tax assets, which resulted primarily from an increase in net unrealized gains on our securities portfolio from December 31, 2009, to March 31, 2010.
     Deposits increased $76.0 million, or 5.8%, to $1.4 billion at March 31, 2010, from $1.3 billion at December 31, 2009. The increase in deposits during the first quarter of 2010 was primarily due to an increase of short-term certificates of deposit originated through the CDARS® Network in the amount of $82.0 million. We utilize this funding source as a cost effective alternative to other short-term funding sources. In addition, savings and money market accounts, and transaction accounts increased $27.2 million and $1.9 million, respectively, from December 31, 2009 to March 31, 2010. These increases were partially offset by a decrease of $35.1 million in certificates of deposit (originated by Northfield Bank) over the same time period.
     Borrowings increased $13.6 million, or 4.8%, to $293.1 million at March 31, 2010, from $279.4 million at December 31, 2009. The increase in borrowings was primarily the result of our increasing longer-term borrowings to lock in lower interest rates in the historically low interest rate environment, partially offset by maturities during the quarter.
     Total stockholders’ equity increased to $396.3 million at March 31, 2010, from $391.5 million at December 31, 2009. The increase was primarily attributable to net income of $3.4 million for the quarter ended March 31, 2010, and an increase in accumulated other comprehensive income of $3.5 million resulting primarily from a decrease in market interest rates that resulted in an increase in the estimated fair value of our securities available for sale. The increase in stockholders’ equity also was attributable to a $1.1 million increase in additional paid-in capital primarily related to the recognition of compensation expense associated with equity awards. These increases were partially offset by $2.8 million in stock repurchases, and the payment of approximately $772,000 in dividends for the quarter ended March 31, 2010. Through March 31, 2010, we had repurchased 1,910,089 shares of common stock at an average cost of $11.79 per share.
Comparison of Financial Condition at December 31, 2009 and 2008
     Total assets increased $244.5 million, or 13.9%, to $2.0 billion at December 31, 2009, from $1.8 billion at December 31, 2008. The increase in total assets reflected increases in securities of $167.4 million and loans held for investment, net of $139.3 million, partially offset by a decrease of $53.7 million in certificates of deposit in other financial institutions.
     Certificates of deposit in other financial institutions decreased $53.7 million, or 100.0%, from December 31, 2008, to $0 at December 31, 2009. The decrease was primarily a result of our utilizing the excess cash to fund loans and purchase higher yielding investment securities during the year.
     Loans held-for-investment, net of deferred loan fees, increased $139.3 million, or 23.6%, to $729.3 million at December 31, 2009, from $590.0 million at December 31, 2008. We continue to focus on originating multifamily and commercial real estate loans to the extent such loan demand exists while meeting our underwriting standards. Multifamily real estate loans increased $69.9 million, or 64.4%, to $178.4 million, from $108.5 million at December 31, 2008. Commercial real estate loans increased $38.7 million, or 13.4%, to $327.8 million, commercial and industrial loans increased $8.2 million, or 74.6%, to $19.3 million, and home equity loans and lines of credit increased $1.9 million, or 8.0%, from $24.2 million at December 31, 2008. In addition, we purchased approximately $35.4 million of insurance premium loans during the quarter ended December 31, 2009, and grew this portfolio to $40.4 million at year end. These increases were partially offset by decreases in residential loans, and land and construction loans.
     Our securities portfolio totaled $1.1 billion at December 31, 2009, as compared to $974.6 million at year end 2008, an increase of $167.4 million, or 17.2%. Securities available-for-sale increased $174.2 million, or 18.2%, to $1.1 billion at December 31, 2009, from $957.6 million at December 31, 2008. The increase was primarily due to the purchase of approximately $655.8 million of securities partially offset by pay-downs and maturities of $500.5 million and sales of $3.3 million. The purchases were funded primarily by increased deposits, pay-downs, and maturities. Securities held-to-maturity decreased $7.7 million, or 53.4%, to $6.7 million at December 31, 2009, from $14.5 million at December 31, 2008. The decrease was primarily attributable to sales of approximately $3.4 million, coupled with pay-downs and maturities of $4.6 million. We routinely sell securities after a substantial portion (85% of the principal) has been recovered through repayments as the cost of servicing such investments becomes too high compared to the potential earnings.
     At December 31, 2009, $773.9 million of our securities portfolio consisted of residential mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac, and Ginnie Mae. At December 31, 2009, we also held residential mortgage-backed securities that were not guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, which are referred to as “private label securities.”
     Our available-for-sale securities portfolio at December 31, 2009, consisted of securities with the following amortized cost: $469.5 million of pass-through mortgage-backed securities, of which $404.1 million were issued or guaranteed by U.S. Government-sponsored enterprises (“GSEs”) and $65.4 million were issued by non-GSEs; $455.9 million of real estate mortgage conduits (“REMICs”), of which $344.2 million were issued or guaranteed by GSEs and $111.8 million were issued by non-GSEs; and $185.4 million of other securities, consisting of corporate obligations, GSE bonds, and equity securities which primarily consisted of a money market mutual fund.
     Included in the above available-for-sale security amounts at December 31, 2009, were 23 residential mortgage-backed senior class securities issued by non-GSEs with an amortized cost of $177.1 million and an estimated fair value of $176.7 million. Eight of these securities were in an unrealized loss position with an amortized cost of $40.1 million and estimated fair value of $36.3 million.
     Of the eight non-GSE securities in an unrealized loss position all but three were rated AAA at December 31, 2009. These three securities had a total amortized cost of $20.1 million and an estimated fair value of $16.6 million at December 31, 2009. The first of these three securities had an estimated fair value of $5.5 million, was rated AA (downgraded to a rating of A subsequent to December 31, 2009), and had the following underlying collateral characteristics: 84% originated in 2004 and 16% originated in 2005. The second security had an estimated fair value of $5.9 million, was rated Baa2, and had the following underlying collateral characteristics: 83% originated in 2004 and 17% originated in 2005. The remaining security had an estimated fair value of $5.2 million, was rated CCC, and was supported by collateral entirely originated in 2006.
     During the quarter ended September 30, 2009, we recognized an other-than-temporary impairment charge of $1.4 million on the $5.2 million security that was rated CCC. Since management does not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before the anticipated recovery of the estimated fair value, the credit component of $176,000 was recognized in earnings during the quarter ended September 30, 2009, and the non-credit component of $1.2 million was recorded as a component of accumulated other comprehensive income, net of tax. We continue to receive principal and interest payments in accordance with the contractual terms of these securities. Management has evaluated, among other things, delinquency status, estimated prepayment speeds and the estimated default rates and loss severity in liquidating the underlying collateral for each of these three securities. As a result of management’s evaluation of these securities, we believe that unrealized losses at December 31, 2009, are temporary, and as such, are recorded as a component of accumulated other comprehensive income, net of tax. All other losses within our investment portfolio were deemed to be temporary at December 31, 2009.
     Management evaluated the remaining five non-GSE securities that experienced unrealized losses of less than 5% at December 31, 2009. These five securities, with an amortized cost of $20.1 million, and estimated fair value of $19.7 million, were reviewed for key underlying loan risk characteristics including origination dates, interest rate levels, composition of variable and fixed rates, reset dates (including related pricing indices), current loan to original collateral values, locations of collateral, delinquency status of loans, and current credit support. Management believes that it is not probable that we will not receive all amounts due under the contractual terms of the securities.
     Deposits increased $292.4 million, or 28.5%, to $1.3 billion at December 31, 2009, from $1.0 billion at December 31, 2008. Certificates of deposit increased $161.8 million, or 38.7%, to $579.4 million at December 31,

2009, from $417.6 million at December 31, 2008. Savings and money market accounts increased $115.3 million, or 25.7%, to $564.6 million at December 31, 2009, from $449.3 million at December 31, 2008. Transaction accounts increased $15.4 million, or 9.8%, to $172.9 million at December 31, 2009, from $157.6 million at December 31, 2008. The increase in deposits was attributable primarily to our continued focus on growing the deposit franchise by offering competitive pricing and products, as well as an increase in consumer demand for Federal Deposit Insurance Corporation insured deposit products resulting from the financial market turmoil experienced in late 2008 and continuing into 2009.
     Total borrowings decreased $52.7 million, or 15.9%, to $279.4 million at December 31, 2009, from $332.1 million at December 31, 2008. The decrease in borrowings was attributable primarily to maturities during the year with such funding being replaced with deposits.
     Total stockholders’ equity increased to $391.5 million at December 31, 2009, from $386.6 million at December 31, 2008. The increase was primarily attributable to net income of $12.1 million for the year ended December 31, 2009, and other comprehensive income of $12.2 million resulting primarily from a decrease in market interest rates that resulted in an increase in the estimated fair value of our securities available for sale. The increase in stockholders’ equity also was attributable to a $3.0 million increase in additional paid-in capital primarily related to the recognition of compensation expense associated with equity awards. These increases were partially offset by $19.9 million in stock repurchases and the declaration and payment of approximately $3.0 million in dividends for the year ended December 31, 2009. In February 2009, our Board of Directors authorized a stock repurchase program pursuant to which we may repurchase up to 2,240,153 of our outstanding shares. We are conducting the repurchases in accordance with a Rule 10b5-1 trading plan, and through December 31, 2009, we had purchased 1,716,063 shares of common stock at an average cost of $11.61 per share.
Comparison of Operating Results for the Three Months Ended March 31, 2010 and 2009
     Net income. Net income increased $646,000, or 23.6%, for the quarter ended March 31, 2010, compared to the quarter ended March 31, 2009. Net interest income increased $1.8 million, or 14.0%, and non-interest income increased $754,000, or 77.8%, which was partially offset by an increase of $286,000, or 17.4%, in the provision for loan losses, an increase of non-interest expense of $1.3 million, or 17.2%, and an increase in income tax expense of $271,000, or 17.3%, over the same time periods.
     Interest income. Interest income increased $525,000, or 2.6%, to $21.0 million for the three months ended March 31, 2010, from $20.5 million for the three months ended March 31, 2009. The increase in interest income was primarily the result of an increase in average interest-earning assets of $261.4 million, or 15.5%. The increase in average interest-earning assets was primarily attributable to an increase in average loans of $133.2 million, or 22.1%, and an increase in securities (other than mortgage-backed securities) of $197.4 million, partially offset by a decrease in average mortgage-backed securities of $34.6 million, or 3.7%. The effect of the increase in average interest-earning assets was partially offset by a decrease in the yield on interest-earning assets to 4.38% for the three months ended March 31, 2010, from 4.93% for the three months ended March 31, 2009. The rates earned on all asset categories, other than Federal Home Loan Bank of New York stock, decreased due to the general decline in market interest rates for these asset types. The yield earned on Federal Home Loan Bank of New York stock, increased from 4.10% for the quarter ended March 31, 2009, to 6.35% for the quarter ended March 31, 2010.
     Interest expense. Interest expense decreased $1.3 million, or 16.4%, to $6.5 million for the three months ended March 31, 2010, from $7.7 million for the three months ended March 31, 2009. The decrease was attributable to decreases in interest expense on deposits of $1.0 million, or 20.3%, and in interest expense on borrowings of $258,000, or 9.3%. The decrease in interest expense on deposits was attributable to a decrease in the cost of deposits of 76 basis points, or 36.7%, to 1.31% for the quarter ended March 31, 2010, from 2.07% for the quarter ended March 31, 2009, reflecting lower market interest rates for short-term deposits. The decrease in the cost of deposits was partially offset by an increase of $253.5 million, or 26.1%, in average interest-bearing deposits outstanding between the two quarters. The decrease in interest expense on borrowings was primarily attributable to a decrease in the average cost of borrowings of 42 basis points, to 3.26%, from 3.68% for the quarter ended March 31, 2009, reflecting lower market interest rates for borrowed funds.

     Net Interest Income. Net interest income increased $1.8 million, or 14.0%, due primarily to interest earning assets increasing $261.4 million, or 15.5%, partially offset by a decrease in the net interest margin of four basis points, or 1.3%, over the prior year comparable quarter. The net interest margin decreased slightly for the quarter as the average yield earned on interest earning assets decreased more than the decrease in the average cost of interest-bearing liabilities. The general decline in interest rates was due to the overall low interest rate environment. The increase in average interest earning assets was due primarily to an increase in average loans outstanding of $133.2 million, and other securities of $197.4 million, which was partially offset by decreases in mortgage-backed securities, and interest-earning assets in other financial institutions. Other securities consist primarily of investment-grade corporate bonds, and government-sponsored enterprise bonds.
     Provision for Loan Losses. The provision for loan losses was $1.9 million for the quarter ended March 31, 2010, an increase of $286,000, or 17.4%, from the $1.6 million provision recorded in the quarter ended March 31, 2009. The increase in the provision for loan losses in the current quarter was due primarily to an increase in general loss factors utilized in management’s estimate of credit losses inherent in the loan portfolio in recognition of our elevated level of delinquent loans, as well as the current weak economic environment and real estate market. Although loan growth in the first quarter of 2009 exceeded that of the current quarter, we experienced greater growth in our loans past due and non-performing loans during the current quarter as compared to the first quarter of 2009, resulting in a larger increase in general loss factors. Net charge-offs for the quarter ended March 31, 2010, were $198,000, as compared to $595,000 for the quarter ended March 31, 2009. The allowance for loan losses was $17.1 million, or 2.33% of loans held for investment, net at March 31, 2010, compared to $15.4 million, or 2.11% of loans held for investment, net at December 31, 2009.
     Non-interest Income. Non-interest income increased $754,000, or 77.8%, to $1.7 million for the quarter ended March 31, 2010, compared to $969,000 the quarter ended March 31, 2009, primarily as a result of $615,000 in gains on securities transactions during the quarter ended March 31, 2010, as compared to $154,000 in losses on securities transactions during the quarter ended March 31, 2009. Securities gains in the first quarter of 2010 included gross realized gains of $270,000 on the sale of available-for-sale mortgage-backed securities. Securities gains in the first quarter of 2010 included $345,000 related to our trading portfolio, while the first quarter of 2009 included securities losses of $161,000 related to our trading portfolio. We use the trading portfolio to fund our deferred compensation plan obligation to certain employees and directors of the plan. The participants of this plan, at their election, defer a portion of their compensation. Gains and losses on trading securities have no effect on net income since participants benefit from, and bear the full risk of, changes in the trading securities market values. Therefore, we record an equal and offsetting amount in non-interest expense, reflecting the change in our obligations under the plan.
     Non-interest Expense. Total non-interest expense increased $1.3 million, or 17.2%, to $9.1 million for the quarter ended March 31, 2010, from $7.8 million for the quarter ended March 31, 2009. This increase was attributable, in part, to a $1.0 million increase in employee compensation and benefits expense, $506,000 of which related to our deferred compensation plan, which is described above, and had no effect on net income. The remaining increase in employee compensation and benefits expense related to additional costs associated with equity award grants which occurred on January 30, 2009, coupled with increases in full-time equivalent employees, primarily related to our insurance premium finance division formed in October 2009, higher health care costs, and to a lesser extent salary adjustments effective January 1, 2010.
     Income Tax Expense. We recorded income tax expense of $1.8 million and $1.6 million for the quarters ended March 31, 2010 and 2009, respectively. The effective tax rate for the quarter ended March 31, 2010, was 35.2%, as compared to 36.5% for the quarter ended March 31, 2009.
Comparison of Operating Results for the Years Ended December 31, 2009 and 2008
     General. Net income decreased $3.8 million or 23.7%, to $12.1 million for the year ended December 31, 2009, from $15.8 million for the year ended December 31, 2008. Included in 2008 net income was a $2.5 million tax-exempt gain from the death of an officer and $463,000 ($292,000, net of tax) in costs associated with our conversion to a new core processing system that was completed in January 2009.

     Interest Income. Interest income increased by $10.5 million, or 14.0%, to $85.6 million for the year ended December 31, 2009, as compared to $75.0 million for the year ended December 31, 2008. The increase was primarily the result of an increase in average interest-earning assets of $298.9 million, or 20.0%, partially offset by a decrease in the average rate earned of 26 basis points, or 5.2%, to 4.77% for the year ended December 31, 2009, from 5.03% for the year ended December 31, 2008.
     Interest income on loans increased $7.3 million, or 23.0%, to $38.9 million for the year ended December 31, 2009, from $31.6 million for the year ended December 31, 2008. The average balance of loans increased $149.9 million, or 29.7%, to $653.7 million for the year ended December 31, 2009, from $503.9 million for the year ended December 31, 2008, reflecting our current efforts to grow our multifamily and commercial real estate loan portfolios, and the purchase of an insurance premium loan portfolio during the fourth quarter of 2009. The yield on our loan portfolio decreased 32 basis points, or 5.1%, to 5.95% for the year ended December 31, 2009, from 6.27% for the year ended December 31, 2008, primarily as a result of decreases in interest rates on new originations and on our adjustable-rate loans, due to the lower interest rate environment in 2009, and the effect of non-accrual loans.
     Interest income on mortgage-backed securities increased $4.2 million, or 11.0%, to $42.3 million for the year ended December 31, 2009, from $38.1 million for the year ended December 31, 2008. The increase resulted from an increase in the average balance of mortgage-backed securities of $76.4 million, or 9.0%, to $920.8 million for the year ended December 31, 2009, from $844.4 million for the year ended December 31, 2008. The increase is due primarily to the implementation of ongoing leveraging strategies within board approved risk parameters. The yield we earned on mortgage-backed securities increased eight basis points, or 1.8%, to 4.59% for the year ended December 31, 2009, from 4.51% for the year ended December 31, 2008. The increase in yield was due primarily to paydowns on lower yielding securities and the purchase of higher yielding private-label mortgage-backed securities.
     Interest income on other securities increased $1.9 million, or 139.1%, to $3.2 million for the year ended December 31, 2009, from $1.3 million for the year ended December 31, 2008. The increase resulted from an increase in the average balance of other securities, primarily corporate bonds, of $91.0 million, or 252.9%, to $127.0 million for the year ended December 31, 2009, from $36.0 million for the year ended December 31, 2008, partially offset by a 121 basis point decrease in the yield on this portfolio, to 2.54% for the year ended December 31, 2009. The increase in other securities related primarily to the purchase of shorter-term bonds, which had relatively low interest rates due to the current interest rate environment.
     Interest income on deposits in other financial institutions decreased $2.6 million, or 76.2%, to $801,000 for the year ended December 31, 2009, from $3.4 million for the year ended December 31, 2008. The average balance of deposits in other financial institutions decreased $14.1 million, or 14.5%, to $83.2 million for the year ended December 31, 2009, from $97.2 million for the year ended December 31, 2008. The yield on deposits in other financial institutions decreased 250 basis points for the year ended December 31, 2009, from 3.46% for the year ended December 31, 2008, primarily due to the continued general decline in the interest rate environment in 2009.
     Interest Expense. Interest expense increased $721,000, or 2.6%, to $29.0 million for the year ended December 31, 2009, from $28.3 million for the year ended December 31, 2008. The increase resulted from an increase of $283.5 million, or 26.0%, in the average balance of interest-bearing liabilities being partially offset by a decrease in the rate paid on interest-bearing liabilities of 48 basis points, or 18.5%, to 2.11% for the year ended December 31, 2009, from 2.59% for the year ended December 31, 2008.
     Interest expense on interest-bearing deposits decreased $308,000, or 1.7%, to $18.2 million for the year ended December 31, 2009, as compared to $18.5 million, for the year ended December 31, 2008. This decrease was a result of a 59 basis point, or 25.9%, decline in the average rate paid on interest-bearing deposits, to 1.69% for the year ended December 31, 2009, as compared to 2.28% for the year ended December 31, 2008. The rate paid on certificates of deposit decreased 105 basis points, or 30.5%, to 2.39% for the year ended December 31, 2009, as compared to 3.44%, for the year ended December 31, 2008. The rate paid on savings, NOW, and money market accounts also decreased 25 basis points, or 18.9%, to 1.07% for the year ended December 31, 2009, as compared to 1.32%, for the year ended December 31, 2008. The decrease in the cost of deposits was partially offset by an increase of $263.3 million, or 32.4%, in the average balance of deposits outstanding, to $1.077 billion at December 31, 2009.
     Interest expense on borrowings (repurchase agreements and other borrowings) increased $1.0 million, or 10.6%, to $10.8 million for the year ended December 31, 2009, from $9.7 million for the year ended December 31, 2008. The average balance of borrowings increased $20.1 million, or 7.3%, to $297.4 million for the year ended December 31, 2009, from $277.2 million for the year ended December 31, 2008. The average balance of borrowings increased due to our implementing shorter-term securities leverage strategies within board approved risk parameters in 2009. The average rate paid on borrowings also increased 11 basis points to 3.62%, or 3.1%, for the year ended December 31, 2009, from 3.51% for the year ended December 31, 2008.
     Net Interest Income. Net interest income increased $9.8 million, or 20.9%, for the year ended December 31, 2009, primarily due to an increase in average interest-earning assets of $298.9 million, or 20.0%, and an increase in the net interest margin of three basis points for the reasons detailed above.
     Provision for Loan Losses. We recorded a provision for loan losses of $9.0 million for the year ended December 31, 2009, and $5.1 million for the year ended December 31, 2008. We had charge-offs of $2.4 million and $1.9 million for the years ended December 31, 2009 and 2008, respectively. The increase in charge-offs in 2009 was primarily attributable to an increase of $346,000 in charge-offs related to commercial real estate loans and an increase of $164,000 in charge-offs related to multifamily real estate loans. The increased provisioning and charge-offs during the year ended December 31, 2009, compared to the year ended December 31, 2008, resulted in an allowance for loans losses of $15.4 million, or 2.11% of total loans receivable at December 31, 2009, compared to $8.8 million, or 1.49% of total loans receivable at December 31, 2008. The increase in the provision for loan losses in 2009 was due to a number of factors including an increase in total loans outstanding, changes in composition of the loan portfolio, increases in non-accrual loans and delinquencies, impairment losses on specific loans, and increases in general loss factors utilized in management’s estimate of credit losses inherent in the loan portfolio in recognition of the current economic environment and real estate market.
     Non-interest Income. Non-interest income decreased $760,000, or 12.4%, to $5.4 million for the year ended December 31, 2009, from $6.2 million for the year ended December 31, 2008. The decrease was due primarily to the absence of a previously recognized $2.5 million, nontaxable, death benefit realized on bank owned life insurance during the year ended December 31, 2008. This was partially offset by an increase of $2.2 million, or 167.6%, in gains on securities transactions, net, from a loss of $1.3 million during the year ended December 31, 2008, to a gain of $891,000 recognized during the year ended December 31, 2009. We recorded net securities gains during 2009 of $299,000, which primarily resulted from the sale of smaller balance mortgage-backed securities. We routinely sell these smaller balance securities as the cost of servicing becomes prohibitive. Securities gains during 2009 also included $592,000 related to our trading portfolio, which is utilized to fund our deferred compensation obligation to certain employees and directors who contribute to the plan. We recorded securities losses of $1.3 million in 2008 in our trading portfolio. The participants of this plan, at their election, defer a portion of their compensation. Gains and losses on trading securities have no effect on net income since participants benefit from, and bear the full risk of, changes in the trading securities’ market values. Therefore, we record an equal and offsetting amount in non-interest expense, reflecting the change in our obligations under the plan.
     Non-interest Expense. Non-interest expense increased $9.4 million, or 37.8%, to $34.3 million for the year ended December 31, 2009, from $24.9 million for the year ended December 31, 2008. This includes a $2.1 million increase in Federal Deposit Insurance Corporation deposit insurance expense for the year ended December 31, 2009, of which approximately $770,000 related to the Federal Deposit Insurance Corporation’s special assessment recognized in the second quarter of 2009. Non-interest expense also increased in 2009 due to an increase of $5.2 million in compensation and employee benefits expense, which included $2.1 million for equity awards. The remaining increase in employee compensation and benefits costs pertained to an increase of approximately $1.9 million related to the deferred compensation plan (explained in the prior paragraph), coupled with increases in personnel, higher health care costs, and merit and market salary adjustments effective January 1, 2009. Non-interest expense also increased in 2009 due to higher levels of professional fees associated with loan restructurings and collection efforts, increases in personnel, and higher premises and equipment costs associated with additional operations center leasehold improvements, branch improvements, and lease payments on future branch locations.
     Income Tax Expense. We recorded a provision for income taxes of $6.6 million for the year ended December 31, 2009, compared to $7.2 million for the year ended December 31, 2008. The effective tax rate for the year ended December 31, 2009, was 35.4%, compared to 31.2% for the year ended December 31, 2008. The increase in the effective tax rate was the result of a higher percentage of pre-tax income being subject to taxation in 2009, compared to 2008. Income on bank owned life insurance in 2008 included a $2.5 million, nontaxable, death benefit.
Comparison of Operating Results for the Years Ended December 31, 2008 and 2007
     General. Net income increased $5.3 million or 50.7%, to $15.8 million for the year ended December 31, 2008, from $10.5 million for the year ended December 31, 2007. Included in 2008 net income is a $2.5 million tax-exempt life insurance gain due to the death of an officer and $463,000 ($292,000, net of tax) in costs associated with our conversion to a new core processing system that was completed in January 2009. Included in 2007 net income is a $12.0 million ($7.8 million, net of tax) charge related to our contribution to the Northfield Bank Foundation, which was substantially offset by net interest income of approximately $1.4 million ($795,000 net of tax) related to short-term investment returns earned on subscription proceeds (net of interest paid during the stock offering), the reversal of state and local tax liabilities of $4.5 million, net of federal taxes, as a result of our concluding an audit by the State of New York with respect to our combined state tax returns for years 2000 through 2006, and a gain of $4.3 million ($2.4 million, net of tax) related to the sale of two branch locations and associated deposit relationships.
     Interest Income. Interest income increased by $9.3 million, or 14.2%, to $75.0 million for the year ended December 31, 2008, as compared to $65.7 million for the year ended December 31, 2007. The increase was primarily the result of an increase in average interest-earning assets of $207.2 million, or 16.1%, partially offset by a decrease in the average rate earned of eight basis points, or 1.6%, to 5.03% for the year ended December 31, 2008, from 5.11% for the year ended December 31, 2007.
     Interest income on loans increased $3.2 million, or 11.3%, to $31.6 million for the year ended December 31, 2008, from $28.4 million for the year ended December 31, 2007. The average balance of loans increased $80.0 million, or 18.9%, to $503.9 million for the year ended December 31, 2008, from $423.9 million for the year ended December 31, 2007, reflecting our current efforts to grow our multifamily and commercial real estate loan portfolios. The yield on our loan portfolio decreased 43 basis points, or 6.4%, to 6.27% for the year ended December 31, 2008, from 6.70% for the year ended December 31, 2007, primarily as a result of decreases in interest rates on our adjustable-rate loans, and the generally lower interest rate environment in 2008. The Federal Reserve lowered its discount rate 400 basis points during 2008.
     Interest income on mortgage-backed securities increased $7.5 million, or 24.5%, to $38.1 million for the year ended December 31, 2008, from $30.6 million for the year ended December 31, 2007. The increase resulted from an increase in the average balance of mortgage-backed securities of $126.2 million, or 17.6%, to $844.4 million for the year ended December 31, 2008, from $718.3 million for the year ended December 31, 2007. The increase is due primarily to the implementation of ongoing leveraging strategies within board approved risk parameters. The yield earned on mortgage-backed securities increased 25 basis points to 4.51% for the year ended December 31, 2008, from 4.26% for the year ended December 31, 2007.
     Interest income on deposits in other financial institutions decreased $749,000, or 18.2%, to $3.3 million for the year ended December 31, 2008, from $4.1 million for the year ended December 31, 2007. The average balance of deposits in other financial institutions increased $5.0 million, or 5.4%, to $97.2 million for the year ended December 31, 2008, from $92.2 million for the year ended December 31, 2007. The yield on deposits in other financial institutions decreased 100 basis points, or 22.4%, for the year ended December 31, 2008, from 4.46% for the year ended December 31, 2007, primarily due to the generally lower interest rate environment in 2008.

     Interest Expense. Interest expense decreased $580,000, or 2.01%, to $28.2 million for the year ended December 31, 2008, from $28.8 million for the year ended December 31, 2007. The decrease resulted from an increase of $47.7 million, or 4.6% in the average balance of interest-bearing liabilities being more than offset by a decrease in the rate paid on interest-bearing liabilities of 18 basis points, or 6.5%, to 2.59% for the year ended December 31, 2008, from 2.77% for the year ended December 31, 2007.
     Interest expense on interest-bearing deposits decreased $5.2 million, or 22.1%, to $18.5 million for the year ended December 31, 2008, as compared to $23.8 million, for the year ended December 31, 2007. This decrease was due to a decrease in average interest bearing deposits of $101.6 million, or 11.1%, to $813.2 million for the year ended December 31, 2008, from $914.8 for the year ended December 31, 2007. The decrease in average interest-bearing deposits was the result of our maintaining deposit pricing discipline in 2008, and choosing not to compete on interest rates, in certain circumstances. In the latter part of 2008, pricing competition somewhat subsided, depositor awareness of a financial institution’s financial strength increased, and our introduction of a competitively priced money market account, and statement savings account, were the primary reasons that our year end deposit balances increasing to over $1 billion. The average rate paid on interest-bearing deposits decreased 32 basis points, or 12.3%, to 2.28% for the year ended December 31, 2008, as compared to 2.60% for the year ended December 31, 2007. The rate paid on certificates of deposit decreased 91 basis points, or 20.9%, to 3.44% for the year ended December 31, 2008, as compared to 4.35%, for the year ended December 31, 2007. The rate paid on savings, NOW, and money market accounts increased 53 basis points, or 67.1%, to 1.32% for the year ended December 31, 2008, as compared to 0.79%, for the year ended December 31, 2007 due to the introduction of competitively priced money market and statement savings accounts in the latter part of 2008.
     Interest expense on borrowings (repurchase agreements and other borrowings) increased $4.6 million, or 91.9%, to $9.7 million for the year ended December 31, 2008, from $5.1 million for the year ended December 31, 2007. The average balance of borrowings increased $149.3 million, or 116.7%, to $277.3 million for the year ended December 31, 2008, from $127.9 million for the year ended December 31, 2007. The average balance of borrowings increased due to our implementing securities leverage strategies within board approved risk parameters in 2008. The average rate paid on borrowings decreased 46 basis points to 3.51%, or 11.6%, for the year ended December 31, 2008, from 3.97% for the year ended December 31, 2007.
     Net Interest Income. Net interest income increased $9.9 million, or 26.9%, for the year ended December 31, 2008, primarily as the result of an increase in average interest-earning assets of $207.2 million, or 16.1%, coupled with an increase in the net interest margin of 26 basis points, or 9.1%, from 2.87% to 3.13%. The change in average interest-earning assets and the net interest margin for 2008 was due partially to our completion of our stock issuance in November 2007, resulting in gross proceeds of $192.7 million, which included $82.4 million in transfers from deposit accounts. We deployed the net proceeds from the stock offering into loans, short-term investments, and securities.
     Provision for Loan Losses. We recorded a provision for loan losses of $5.1 million for the year ended December 31, 2008, and $1.4 million for the year ended December 31, 2007. We had charge-offs of $1.9 million and $836,000 for the years ended December 31, 2008 and 2007, respectively. The allowance for loans losses was $8.8 million, or 1.49% of total loans receivable at December 31, 2008, compared to $5.6 million, or 1.33% of total loans receivable at December 31, 2007. The increase in the provision for loan losses was due primarily to loan growth, provisions for impaired loans, and increases in certain general loss factors utilized in management’s calculation of the allowance for loan losses in response to continued deterioration in general real estate collateral values and weakness in the overall economy.
     Non-interest Income. Non-interest income decreased $3.3 million or 35.1%, to $6.2 million for the year ended December 31, 2008, from $9.4 million for the year ended December 31, 2007. The decrease was primarily attributable to a $4.3 million gain on the sale of two branch offices and associated deposit relationships recognized in March 2007. Non-interest income for the year ended December 31, 2008, also included market losses of $1.3 million on trading securities as compared to $71,000 in market gains for the year ended December 31, 2007. These decreases were partially offset by the recognition of a $2.5 million nontaxable death benefit realized on bank owned life insurance for the year ended December 31, 2008.

     Non-interest Expense. Non-interest expense decreased $11.1 million, or 30.9%, to $24.9 million for the year ended December 31, 2008, from $36.0 million for the year ended December 31, 2007. This decrease was primarily attributable to the contribution of shares of our common stock and cash with a value of $12.0 million to the Northfield Bank Foundation during the fourth quarter of 2007. In addition, compensation and employee benefits decreased by $962,000, to $11.7 million for the year ended December 31, 2008, from $12.7 million for the year ended December 31, 2007. The decrease was primarily related to $1.3 million in market losses on trading securities utilized to fund our deferred compensation plan for certain officers and directors who chose to defer all or a portion of their compensation received from us. The market losses recorded as a reduction to non-interest income have the direct result of reducing amounts owed to the deferred compensation plan participants. Excluding this adjustment, compensation and employee benefits expense increased approximately $338,000, or 2.6%, and was primarily the result of annual cost of living, merit, and competitive market adjustments to salaries.
     Occupancy and furniture and equipment expense increased $946,000, or 24.2%, to $4.8 million for the year ended December 31, 2008 as compared to $3.9 million for the year ended December 31, 2007. The increases were due to the occupancy of our new operations center and depreciation on capital improvements. Professional fees increased $366,000, or 30.0%, to $1.6 million, for the year ended December 31, 2008, as compared to $1.2 million, for the year ended December 31, 2007. The increase in professional fees was due primarily to additional costs of being a public company, third party consultants utilized to assist us in complying with internal control reporting requirements under the Sarbanes-Oxley Act of 2002, and third-party consultation related to the implementation of our equity incentive plan.
     Income Tax Expense. We recorded a provision for income taxes of $7.2 million for the year ended December 31, 2008, as compared to a benefit of $1.6 million for the year ended December 31, 2007. The increase in income tax expense of $8.7 million was due primarily to the reversal of $4.5 million in state and local income tax liabilities, net of federal taxes, for the year ended December 31, 2007. In 2007, we concluded an audit by the State of New York with respect to our combined state tax returns for years 2000 through 2006. In addition, the increase in income tax expense for the year ended December 31, 2008, was due to an increased level of taxable income for the year ended December 31, 2008, as compared to year ended December 31, 2007.

     Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information at and for the periods indicated. No tax-equivalent yield adjustments have been made, as we had no tax-free interest-earning assets during the periods. All average balances are daily average balances based upon amortized costs. Non-accrual loans are included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

		For the Three Months Ended March 31,
	At	2010			2009
	March 31,	Average		Average	Average		Average
	2010	Outstanding		Yield/	Outstanding		Yield/
	Yield/ Rate	Balance	Interest	Rate (1)	Balance	Interest	Rate (1)
	(Dollars in thousands)
Interest-earning assets:
Loans	6.17%	$734,417	$10,293	5.68%	$601,245	$8,571	5.78%
Mortgage-backed securities	3.65	909,351	9,181	4.09	943,951	11,114	4.77
Other securities	2.62	229,298	1,384	2.45	31,943	282	3.58
Federal Home Loan Bank of New York stock	4.25	6,068	95	6.35	7,917	80	4.10
Interest-earning deposits	0.24	65,561	54	0.33	98,229	435	1.80

Total interest-earning assets	4.38	1,944,695	21,007	4.38	1,683,285	20,482	4.93
Non-interest-earning assets		107,191			86,820

Total assets		$2,051,886			$1,770,105

Interest-bearing liabilities:
Savings, NOW, and money market accounts	0.76	$637,500	1,420	0.90	$523,886	1,636	1.27
Certificates of deposit	1.42	588,675	2,532	1.74	448,761	3,321	3.00

Total interest-bearing deposits	1.08	1,226,175	3,952	1.31	972,647	4,957	2.07
Borrowings	3.45	311,798	2,506	3.26	304,513	2,764	3.68

Total interest-bearing liabilities	1.52	1,537,973	6,458	1.70	1,277,160	7,721	2.45
Non-interest-bearing deposits		109,640			94,185
Accrued expenses and other liabilities		10,124			11,816

Total liabilities		1,657,737			1,383,161
Stockholders’ equity		394,149			386,944

Total liabilities and stockholders’ equity		$2,051,886			$1,770,105

Net interest income			$14,549			$12,761

Net interest rate spread (1)				2.68%			2.48%
Net interest-earning assets (2)		$406,722			$406,125

Net interest margin (3)				3.03%			3.07%
Average interest-earning assets to interest-bearing liabilities		126.45%			131.80%
(footnotes on following page)

	For the Years Ended December 31,
	2009			2008			2007
	Average		Average	Average		Average	Average		Average
	Outstanding		Yield/	Outstanding		Yield/	Outstanding		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$653,748	$38,889	5.95%	$503,897	$31,617	6.27%	$423,947	$28,398	6.70%
Mortgage-backed securities	920,785	42,256	4.59	844,435	38,072	4.51	718,279	30,576	4.26
Other securities	126,954	3,223	2.54	35,977	1,348	3.75	45,077	2,100	4.66
Federal Home Loan Bank of New York stock	7,428	399	5.37	11,653	652	5.60	6,486	519	8.00
Interest-earning deposits	83,159	801	0.96	97,223	3,360	3.46	92,202	4,109	4.46

Total interest-earning assets	1,792,074	85,568	4.77	1,493,185	75,049	5.03	1,285,991	65,702	5.11
Non-interest-earning assets	87,014			80,649			66,614

Total assets	$1,879,088			$1,573,834			$1,352,605

Interest-bearing liabilities:
Savings, NOW, and money market accounts	$566,894	6,046	1.07	$445,382	5,866	1.32	$450,212	3,551	0.79
Certificates of deposit	509,610	12,168	2.39	367,806	12,656	3.44	464,552	20,212	4.35

Total interest-bearing deposits	1,076,504	18,214	1.69	813,188	18,522	2.28	914,764	23,763	2.60
Borrowings	297,365	10,763	3.62	277,227	9,734	3.51	127,926	5,073	3.97

Total interest-bearing liabilities	1,373,869	28,977	2.11	1,090,415	28,256	2.59	1,042,690	28,836	2.77
Non-interest-bearing deposits	99,950			94,499			96,796
Accrued expenses and other liabilities	14,075			13,703			13,905

Total liabilities	1,487,894			1,198,617			1,153,391
Stockholders’ equity	391,194			375,217			199,214

Total liabilities and stockholders’ equity	$1,879,088			$1,573,834			$1,352,605

Net interest income		$56,591			$46,793			$36,866

Net interest rate spread (2)			2.66			2.44			2.34
Net interest-earning assets (3)	$418,205			$402,770			$243,301

Net interest margin (4)			3.16%			3.13%			2.87%
Average interest-earning assets to interest-bearing liabilities	130.44%			136.94%			123.33%

(1)	Annualized.

(2)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis
     The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Three Months Ended March 31,			Year Ended December 31,			Year Ended December 31,
	2010 vs. 2009			2009 vs. 2008			2008 vs. 2007
	Increase (Decrease)		Total	Increase (Decrease)		Total	Increase (Decrease)		Total
	Due to		Increase	Due to		Increase	Due to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(In thousands)
Interest-earning assets:
Loans	$1,864	$(142)	$1,722	$8,811	$(1,539)	$7,272	$4,845	$(1,626)	$3,219
Mortgage-backed securities	(396)	(1,537)	(1,933)	3,494	690	4,184	5,608	1,888	7,496
Other securities	1,161	(59)	1,102	2,149	(274)	1,875	(382)	(370)	(752)
Federal Home Loan Bank of New York stock	(11)	26	15	(228)	(25)	(253)	214	(81)	133
Interest-earning deposits	(111)	(270)	(381)	(427)	(2,132)	(2,559)	240	(989)	(749)

Total interest-earning assets	2,507	(1,982)	525	13,799	(3,280)	10,519	10,525	(1,178)	9,347

Interest-bearing liabilities:
Savings, NOW and money market accounts	671	(887)	(216)	595	(415)	180	(38)	2,353	2,315
Certificates of deposit	2,299	(3,088)	(789)	4,043	(4,531)	(488)	(3,770)	(3,786)	(7,556)

Total deposits	2,970	(3,975)	(1,005)	4,638	(4,946)	(308)	(3,808)	(1,433)	(5,241)
Borrowings	68	(326)	(258)	722	307	1,029	5,168	(507)	4,661

Total interest-bearing liabilities	3,038	(4,301)	(1,263)	5,360	(4,639)	721	1,360	(1,940)	(580)

Change in net interest income	$(531)	$2,319	$1,788	$8,439	$1,359	$9,798	$9,165	$762	$9,927

Loan Quality
     One of our key objectives has been and continues to be to maintain a high level of loan quality. In addition to maintaining sound credit standards for new loan originations, we use proactive collection and workout processes associated with delinquent or problem loans. We actively market properties that we acquire through foreclosure or otherwise in the loan collection process.
     When a loan is over 15 days delinquent, we generally send the borrower a late charge notice. When the loan is 30 days past due, we generally mail the borrower a letter reminding the borrower of the delinquency and, except for loans secured by one- to four-family residential real estate, we attempt personal, direct contact with the borrower to determine the reason for the delinquency, to ensure that the borrower correctly understands the terms of the loan, and to emphasize the importance of making payments on or before the due date. If necessary, additional late charges and delinquency notices are issued and the account will be monitored periodically. After the 90th day of delinquency, we will send the borrower a final demand for payment and generally refer the loan to legal counsel to commence foreclosure and related legal proceedings. Our loan officers can shorten these time frames in consultation with the Chief Lending Officer.

     Generally, loans are placed on non-accrual status when payment of principal or interest is 90 days or more delinquent unless the loan is considered well-secured and in the process of collection. Loans also are placed on non-accrual status at any time if the ultimate collection of principal or interest in full is in doubt. When loans are placed on non-accrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received, and only if the principal balance is deemed fully collectible. The loan may be returned to accrual status if both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a six-month period. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent, and still be on non-accrual status. Our Chief Lending Officer reports monitored loans, including all loans rated watch, special mention, substandard, doubtful or loss, to the board of directors on a monthly basis.
     For economic reasons and to maximize the recovery of loans, we work with borrowers experiencing financial difficulties, and will consider modifications to a borrower’s existing loan terms and conditions that we would not otherwise consider, commonly referred to as TDRs. We record an impairment loss associated with TDRs, if any, based on the present value of expected future cash flows discounted at the original loan’s effective interest rate. We will report the loan as a TDR through the end of the calendar year that the restructuring takes place and until such time that the loan yields a market rate of interest (a rate equal to or greater than the rate we were willing to accept at the time of the restructuring for a new loan with comparable risk).

     Non-Performing and Restructured Loans. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. At March 31, 2010 and December 31, 2009, 2008, 2007, 2006, and 2005, we had troubled debt restructurings of $13.1 million, $10.7 million, $1.0 million, $1.3 million, $1.7 million, and $885,000, respectively, which are included in the appropriate categories which appear within non-accrual loans. Additionally, we had $8.8 million and $7.3 million of troubled debt restructurings on accrual status at March 31, 2010 and December 31, 2009, respectively, that do not appear in the table below. We had no troubled debt restructurings on accrual status at December 31, 2008, 2007, 2006, and 2005.

	At March 31,	At December 31,
	2010	2009	2008	2007	2006	2005
	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
Commercial	$32,755	$28,802	$4,416	$4,792	$5,167	$124
One- to four-family residential	2,195	2,066	1,093	231	234	290
Construction and land	6,007	6,843	2,675	3,436	—	—
Multifamily	2,507	2,118	1,131	—	—	—
Home equity and lines of credit	63	62	100	104	36	62
Commercial and industrial loans	690	1,740	86	43	905	885
Insurance premium loans	121	—	—	—	—	—
Other loans	—	—	1	—	—	—

Total non-accrual loans	44,338	41,631	9,502	8,606	6,342	1,361

Loans delinquent 90 days or more and still accruing:
Real estate loans:
Commercial	3,976	—	—	—	—	—
One- to four-family residential	—	—	—	—	—	698
Construction and land	1,236	—	137	753	275	—
Multifamily	—	—	—	—	—	—
Home equity and lines of credit	—	—	—	—	—	—
Commercial and industrial loans	496	191	—	475	498	—
Insurance premium loans	—	—	—	—	—	—
Other loans	2	—	—	—	—	—

Total loans delinquent 90 days or more and still accruing	5,710	191	137	1,228	773	698

Total non-performing loans	50,048	41,822	9,639	9,834	7,115	2,059

Other real estate owned	1,533	1,938	1,071	—	—	—

Total non-performing assets	$51,581	$43,760	$10,710	$9,834	$7,115	$2,059

Ratios:
Non-performing loans to total loans held-for-investment, net	6.79%	5.73%	1.63%	2.32%	1.74%	0.53%
Non-performing assets to total assets	2.46%	2.19%	0.61%	0.71%	0.55%	0.15%
Total assets	$2,097,803	$2,002,274	$1,757,761	$1,386,918	$1,294,747	$1,408,562
Loans held-for-investment, net	$737,225	$729,269	$589,984	$424,329	$409,189	$387,467

     The table below sets forth the property types collateralizing non-accrual commercial real estate loans as of March 31, 2010.

	At March 31, 2010
	Amount	Percent
	(Dollars in thousands)
Manufacturing	$13,032	39.8%
Office building	8,277	25.3
Restaurant	3,580	10.9
Services	3,130	9.6
Retail	923	2.8
Recreational	792	2.4
Warehouse	638	1.9
Other	2,383	7.3

Total	$32,755	100.0%

     Total non-accruing loans increased $2.7 million to $44.3 million at March 31, 2010, from $41.6 million at December 31, 2009. This increase was primarily attributable to $6.3 million of commercial real estate loans and $429,000 of multifamily real estate loans being placed on non-accrual status, and being designated as impaired during the first quarter of 2010. These loans did not require material increases to the allowance for loan losses at March 31, 2010, as the estimated collateral values, including costs to sell, were considered adequate in relation to the outstanding loan balances. These increases were partially offset by a payoff of $504,000 on one commercial real estate loan and principal paydowns of approximately $757,000. In addition, a $2.8 million commercial real estate loan relationship was returned to accrual status. The loans under this relationship were current as to principal and interest at March 31, 2010, and factors indicating doubtful collection no longer existed, including the borrower’s performance under the original loans’ terms for greater than six months. At March 31, 2010, $16.2 million, or 74.1% of loans subject to restructuring agreements (accruing and non-accruing) were performing in accordance with their restructured terms.
     Loans 90 days or more past due and still accruing interest increased to $5.7 million from $191,000 at December 31, 2009. The majority of the increase was due to one loan relationship for $3.7 million that at March 31, 2010, was current on interest payments in accordance with the original contractual terms of the loans, but was past maturity. These loans were considered well secured and in the process of collection. We are refinancing the loans to permanent real estate mortgages in accordance with our current underwriting standards.
     The increase in non-performing loans during 2009 was primarily attributable to an increase of $24.4 million in non-performing commercial real estate loans. During 2009, 15 commercial real estate loans totaling $26.3 million were placed on non-accrual status, while one loan that was previously classified as non-accrual at December 31, 2008 was reclassified to other real estate owned. The increase in non-performing loans also was attributable to an increase of $4.0 million in construction and land loans over the same time period. During 2009, six construction and land loans totaling $6.8 million were placed on non-accrual status, while one loan that was previously classified as non-accrual at December 31, 2008, was sold.

     The following tables detail the delinquency status of non-accrual loans at March 31, 2010 and December 31, 2009.

	At March 31, 2010
	Days Past Due of Non-Accrual Loans
	0 to 29	30 to 89	90 or Greater	Total
	(In thousands)
Real estate loans:
Commercial	$4,105	$4,142	$24,508	$32,755
One- to four-family residential	137	546	1,512	2,195
Construction and land	3,382	1,637	988	6,007
Multifamily	—	523	1,984	2,507
Home equity and lines of credit	63	—	—	63
Commercial and industrial	—	501	189	690
Premium finance	—	—	121	121

Total non-accrual loans	$7,687	$7,349	$29,302	$44,338

	At December 31, 2009
	Days Past Due of Non-Accrual Loans
	0 to 29	30 to 89	90 or Greater	Total
	(In thousands)
Real estate loans:
Commercial	$2,585	$10,480	$15,737	$28,802
One- to four-family residential	—	392	1,674	2,066
Construction and land	5,864	—	979	6,843
Multifamily	—	530	1,589	2,119
Home equity and lines of credit	62	—	—	62
Commercial and industrial	1,470	—	269	1,739

Total non-accrual loans	$9,981	$11,402	$20,248	$41,631

     A discussion of the most significant nonaccrual loans at March 31, 2010 is as follows. These loans comprise $26.0 million, or 58.7%, of total nonaccrual loans of $44.3 million at March 31, 2010.
•	An owner occupied commercial real estate relationship with a carrying value of $8.5 million at March 31, 2010. The business and collateral are located in New Jersey. The collateral consists of a first mortgage on a commercial manufacturing facility, and a second mortgage on the primary residence of the owner of the borrower. At March 31, 2010, the relationship is in the process of being restructured to reduce the borrower’s current debt service.

•	An owner occupied commercial real estate loan with a carrying value of $5.1 million at March 31, 2010. The business and collateral are located in New Jersey. The collateral consists of a first mortgage on a manufacturing facility. The operating company filed for bankruptcy protection in the first quarter of 2010.

•	A commercial real estate loan with a carrying value of $3.5 million at March 31, 2010 secured by a first mortgage on an office building located in New York. At March 31, 2010, the relationship is in the process of being restructured to reduce the borrower’s current debt service.

•	A commercial real estate loan with a carrying value of $3.1 million at March 31, 2010 secured by a first mortgage on a retail property in New Jersey, the primary tenant being a recreational facility. During the quarter ended March 31, 2010, we restructured the loan to reduce the borrower’s debt service.

•	A relationship with a carrying value of $3.1 million, consisting of three loans, at March 31, 2010 secured by first mortgages on three individual properties. The largest loan has a carrying balance of $1.9 million and is secured by a mixed-use commercial property located in New York. The borrower filed for bankruptcy protection in January 2010. The borrower has made payments and at March 31, 2010 the three loans were each 31 days past due.

•	One relationship consisting of two construction loans with a carrying value of $2.7 million at March 31, 2010. These loans are secured by first mortgages on ten one- to four-family residential real estate properties in various stages of construction in New York. These loans were restructured in 2009. At March 31, 2010, the borrower has two signed contracts for the sale of houses and expects to deliver these units in the third quarter of 2010. At March 31, 2010, one loan in the amount of $1.7 million was 31 days past due to interest, and the other loan was current.
     The next four largest non-accrual loans at March 31, 2010 had a total carrying value of $7.4 million, and consisted of three commercial real estate loans with a total carrying value of $5.1 million and one construction loan with a carrying balance of $2.3 million.

     Delinquent Loans. The following table sets forth our total amounts of delinquencies for accruing loans by type and by amount at the dates indicated.

	Delinquent Accruing Loans
		90 Days and
	30 to 89 Days	Over	Total
	(In thousands)
At March 31, 2010
Real estate loans:
Commercial	$22,085	$3,976	$26,061
One- to four-family residential mortgage	5,346	—	5,346
Construction and land	997	1,236	2,233
Multifamily	8,536	—	8,536
Home equity and line of credit	213	—	213
Commercial and industrial loans	698	496	1,194
Insurance premium loans	282	—	282
Other loans	214	2	216

Total	$38,371	$5,710	$44,081

At December 31, 2009
Real estate loans:
Commercial	$11,573	$—	$11,573
One- to four-family residential mortgage	4,716	—	4,716
Construction and land	1,976	—	1,976
Multifamily	7,086	—	7,086
Home equity and line of credit	1,555	—	1,555
Commercial and industrial loans	427	191	618
Insurance premium loans	917	—	917
Other loans	33	—	33

Total	$28,283	$191	$28,474

At December 31, 2008
Real estate loans:
Commercial	$4,075	$—	$4,075
One- to four-family residential mortgage	1,505	—	1,505
Construction and land	—	137	137
Home equity and line of credit	496	—	496
Commercial and industrial loans	74	—	74

Total	$6,150	$137	$6,287

At December 31, 2007
Real estate loans:
Commercial	$1,997	$—	$1,997
One- to four-family residential mortgage	804	—	804
Construction and land	490	753	1,243
Commercial and industrial loans	—	475	475
Other loans	96	—	96

Total	$3,387	$1,228	$4,685

At December 31, 2006
Real estate loans:
Commercial	$1,989	$—	$1,989
One- to four-family residential mortgage	1,678	—	1,678
Construction and land	3,109	275	3,384
Home equity and line of credit	937	—	937
Commercial and industrial loans	—	498	498
Other loans	68	—	68

Total	$7,781	$773	$8,554

At December 31, 2005
Real estate loans:
One- to four-family residential mortgage	$71	$698	$769
Home equity and line of credit	6	—	6
Other loans	63	—	63

Total	$140	$698	$838

     At March 31, 2010, we had $38.4 million of accruing loans that were 30 to 89 days delinquent, compared to $28.3 million and $6.2 million of such loans at December 31, 2009 and 2008, respectively.
     Non-accruing loans subject to restructuring agreements totaled $13.1 million, $10.7 million and $1.0 million at March 31, 2010, December 31, 2009 and December 31, 2008, respectively. During the three months ended March 31, 2010, we entered into one troubled debt restructuring totaling $3.1 million that was classified as non-accrual at March 31, 2010. During the year ended December 31, 2009, we entered into eight troubled debt restructurings totaling $9.8 million that were classified as non-accrual at December 31, 2009.
     In addition, during the three months ended March 31, 2010, we entered into one troubled debt restructuring agreement totaling $1.6 million for which interest was still accruing at March 31, 2010, and, for the year ended December 31, 2009, we entered into six troubled debt restructuring agreements totaling $7.3 million for which interest was still accruing at December 31, 2009. The table below sets forth the amounts and categories of the troubled debt restructurings as of March 31, 2010, December 31, 2009 and December 31, 2008.

	At March 31,		At December 31
	2010		2009		2008
	Non-		Non-		Non-
	Accruing	Accruing	Accruing	Accruing	Accruing	Accruing
	(In thousands)
Troubled Debt Restructurings:
Real estate loans:
Commercial	$7,047	$5,492	$3,960	$5,499	$950	$—
Construction and land	5,019	1,750	5,726	1,751	—	—
Multifamily	523	1,575	530	—	—	—
Commercial and industrial	501	—	501	—	—	—

Total	$13,090	$8,817	$10,717	$7,250	$950	$—

     The recent increases in delinquencies and non-performing loans have been directly related to the current economic downturn. As a result of increased unemployment rates, and decreasing real estate values, delinquencies and non-accrual loans have risen from December 31, 2008 to March 31, 2010. These factors have attributed to the growth in our allowance for loan losses as detailed below.
     Other Real Estate Owned. Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned. On the date property is acquired it is recorded at the lower of cost or estimated fair value, establishing a new cost basis. Estimated fair value generally represents the sale price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions, less the estimated costs to sell the property. Holding costs and declines in estimated fair value result in charges to expense after acquisition. At March 31, 2010, we owned 11 properties with a combined carrying value of $1.5 million. The properties consisted of 10 single family and mixed use properties located in Trenton, New Jersey, and one commercial real estate property located in South Orange, New Jersey. We are currently renting certain of the properties and have contracted with third parties to assist in disposing of all properties.
     Potential Problem Loans and Classification of Assets. The current economic environment is negatively affecting certain borrowers. Our loan officers continue to monitor their loan portfolios, including evaluation of borrowers’ business operations, current financial condition, underlying values of any collateral, and assessment of their financial prospects in the current and deteriorating economic environment. Based on this evaluation, we determine an appropriate strategy to assist borrowers, with the objective of maximizing the recovery of the related loan balances.
     Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve our close attention, are designated as special mention. On the basis of our review of our assets at March 31, 2010, classified assets consisted of substandard assets of $50.4 million ($41.1 million of which are reported as non-performing assets or delinquent loans in the preceding tables) and no doubtful or loss assets. At that date, we also had $24.7 million of assets designated as special mention ($24.5 million of which are reported as non-performing assets or delinquent loans in the preceding tables).
     The classification of our assets (and the amount of our loss allowances) is subject to review by our principal federal regulator, the Office of Thrift Supervision, which can require that we adjust our classification and related loss allowances. We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations.
Allowance for Loan Losses
     We provide for loan losses based on the consistent application of our documented allowance for loan loss methodology. Loan losses are charged to the allowance for loans losses and recoveries are credited to it. Additions to the allowance for loan losses are provided by charges against income based on various factors which, in our judgment, deserve current recognition in estimating probable losses. We regularly review the loan portfolio and make adjustments for loan losses in order to maintain the allowance for loan losses in accordance with U.S. generally accepted accounting principles (“GAAP”). The allowance for loan losses consists primarily of the following two components:
(1)	Allowances established for impaired loans (which we generally define as non-accrual loans with an outstanding balance of $500,000 or greater). The amount of impairment provided for as an allowance is represented by the deficiency, if any, between the present value of expected future cash flows discounted at the original loan’s effective interest rate or the underlying collateral value (less estimated costs to sell,) if the loan is collateral dependent, and the carrying value of the loan. Impaired loans that have no impairment losses are not considered for general valuation allowances described below.

(2)	General allowances established for loan losses on a portfolio basis for loans that do not meet the definition of impaired. The portfolio is grouped into similar risk characteristics, primarily loan type, loan-to-value, if collateral dependent, and delinquency status. We apply an estimated loss rate to each loan group. The loss rates applied are based on our cumulative prior two-year loss experience adjusted, as appropriate, for the environmental factors discussed below. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established, which could have a material negative effect on our financial results.
     The adjustments to our loss experience are based on our evaluation of several environmental factors, including:
•	changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments;

•	changes in the nature and volume of our portfolio and in the terms of our loans;

•	changes in the experience, ability, and depth of lending management and other relevant staff;

•	changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans;

•	changes in the quality of our loan review system;

•	changes in the value of underlying collateral for collateral-dependent loans;

•	the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and

•	the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.
     In evaluating the estimated loss factors to be utilized for each loan group, management also reviews actual loss history over an extended period of time as reported by the Office of Thrift Supervision and Federal Deposit Insurance Corporation for institutions both nationally and in our market area for periods that are believed to have been under similar economic conditions.
     We evaluate the allowance for loan losses based on the combined total of the impaired and general components. Generally when the loan portfolio increases, absent other factors, our allowance for loan loss methodology results in a higher dollar amount of estimated probable losses than would be the case without the increase. Generally when the loan portfolio decreases, absent other factors, our allowance for loan loss methodology results in a lower dollar amount of estimated probable losses than would be the case without the decrease.
     Each quarter we evaluate the allowance for loan losses and adjust the allowance as appropriate through a provision or recovery for loan losses. While we use the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of their examination process, the Office of Thrift Supervision will periodically review the allowance for loan losses. The Office of Thrift Supervision may require us to adjust the allowance based on their analysis of information available to them at the time of their examination. Our last examination was as of June 30, 2009.

     The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or For the Three Months
	Ended March 31,		At or For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands)
Balance at beginning of year	$15,414	$8,778	$8,778	$5,636	$5,030	$4,795	$3,166

Charge-offs:
Real estate loans:
Commercial	—	—	(1,348)	(1,002)	—	—	—
One- to four-family residential	—	—	(63)	—	—	—	—
Construction and land	(110)	(595)	(686)	(761)	—	—	—
Multifamily	(32)	—	(164)	—	—	—	—
Home equity	—	—	—	—	—	—	—
Commercial and industrial loans	(5)	—	(141)	(165)	(814)	—	—
Insurance premium loans	(51)	—	—	—	—	—	—
Other loans	—	—	—	(12)	(22)	—	—

Total charge-offs	(198)	(595)	(2,402)	(1,940)	(836)	—	—

Recoveries:
Other	—	—	—	—	—	—	—

Total recoveries	—	—	—	—	—	—	—

Net (charge-offs) recoveries	(198)	(595)	(2,402)	(1,940)	(836)	—	—

Provisions (benefits) for loan losses:
Real estate loans:
Commercial	2,178	222	4,575	2,722	1,035	797	(57)
One- to four-family residential	63	6	95	71	(129)	(130)	(7)
Construction and land	(16)	738	1,113	1,282	158	(545)	1,354
Multifamily	491	164	1,242	689	(14)	42	(72)
Home equity	32	(1)	64	108	(8)	(35)	(347)
Commercial and industrial loans	(807)	333	1,495	204	407	42	784
Insurance premium loans	(50)	—	101	—	—	—	—
Other	(4)	28	2	6	35	22	(1)
Unallocated	(65)	154	351	—	(42)	42	(25)

Total provisions for loan losses	1,930	1,644	9,038	5,082	1,442	235	1,629

Balance at end of year	$17,146	$9,827	$15,414	$8,778	$5,636	$5,030	$4,795

Ratios:
Net charge-offs to average loans outstanding (1)	0.11%	0.40%	0.37%	0.38%	0.20%	—%	—%
Allowance for loan losses to non-performing loans at end of period	34.26	40.78	36.86	91.07	57.31	70.70	232.88
Allowance for loan losses to loans held-for-investment, net at end of period	2.33	1.57	2.11	1.49	1.33	1.23	1.24

(1)	Annualized where applicable.
     The allowance for loan losses to non-performing loans decreased to 34.3% at March 31, 2010 from 36.9% at December 31, 2009. This decrease was primarily attributable to an increase in non-performing loans of $8.2 million, to $50.0 million at March 31, 2010 from $41.8 million at December 31, 2009, partially offset by an increase of $1.7 million, or 11.2%, in the allowance for loan losses for the three months ended March 31, 2010. The increase in non-performing loans was primarily attributable to increases in non-performing commercial real estate loans, and to a lesser extent, multifamily real estate loans during the three months ended March 31, 2010.
     The allowance for loan losses to non-performing loans decreased to 36.9% at December 31, 2009 from 91.1% at December 31, 2008. This decrease was primarily attributable to an increase in non-performing loans of

$32.2 million, to $41.8 million at December 31, 2009 from $9.6 million at December 31, 2008, partially offset by an increase of $6.6 million, or 75.6%, in the allowance for loan losses over the same time period. The increase in non-performing loans was primarily attributable to increases in non-performing commercial real estate loans, and to a lesser extent, construction and land loans during the same time period.
     The non-performing loans noted above were secured by real estate with either current appraisals, or appraisals that are relatively current (within 18 months) and have been adjusted downward when appropriate by management for perceived declines in real estate values. Generally loans are charged down to the appraised values less costs to sell, which reduces the coverage ratio of the allowance for loan losses to non-performing loans. We do not adjust appraised values upwards.
     The allowance for loan losses was $17.1 million, or 2.3% of loans held for investment, net at March 31, 2010, compared to $15.4 million, or 2.1% of loans held for investment, net at December 31, 2009. The increase in the allowance for loan losses was due primarily to an increase in general loss factors utilized in management’s estimate of credit losses inherent in the loan portfolio in recognition of our elevated level of delinquent loans, as well as the current weak economic environment and real estate market.
     The allowance for loan losses to loans held-for-investment, net, increased to 2.11% at December 31, 2009, from 1.49% at December 31, 2008. This increase was attributable to an increase of $6.6 million, or 75.6%, in the allowance for loan losses between December 31, 2008 and December 31, 2009, partially offset by an increase in the loan portfolio over the same time period. The increase in our allowance for loan losses during the year was primarily attributable to specific allowances on impaired loans, and in general loss factors related to increases in non-accrual loans, loans 30 to 89 days delinquent, and declines in general economic conditions and real estate values.
     Impairment losses on specific loans increased $2.1 million, or 674.3%, from $310,000 for the year ended December 31, 2008, to $2.4 million for the year ended December 31, 2009. At December 31, 2008, we had four loans classified as impaired and recorded impairment losses totaling $310,000 on two of the four impaired loans. At December 31, 2009, we had 30 loans classified as impaired and recorded a total of $2.4 million of specific allowances on 11 of the 30 impaired loans. The increase in specific allowances recorded on impaired loans was attributable to an increase in impaired loans coupled with decreasing values of the underlying loan collateral.
     During the year ended December 31, 2009, we recorded charge-offs of $2.4 million, an increase of $462,000, or 23.8%, as compared to the year ended December 31, 2008. The increase in charge-offs was primarily attributable to a $346,000 increase in charge-offs related to commercial real estate loans. As a result of higher charge-offs, an increase in non-accrual commercial real estate loans and commercial real estate loans past due 30 to 89 days, coupled with the general decline in real estate values and the current economic downturn, our historical and general loss factors have increased, thus increasing the allowance for loan losses allocated to commercial real estate loans by $3.2 million, or 62.3%, from $5.2 million December 31, 2008, to $8.4 million at December 31, 2009. In addition, we experienced increased charge-offs of approximately $164,000 in multifamily real estate loans, an increase of 100% from the year ended December 31, 2008. As a result of the charge-offs incurred, as well as increased levels of multifamily real estate loans on non-accrual status and 30 to 89 days past due, coupled with the general decline in real estate values and the current economic downturn, our historical and general loss factors have increased, thus increasing the allowance for loan losses allocated to multifamily real estate loans by $1.1 million, or 136.8%, from $788,000 at December 31, 2008, to $1.9 million at December 31, 2009. The allowance for loan losses allocated to commercial and industrial loans and construction and land loans also increased $1.4 million and $427,000, respectively, from December 31, 2008, to December 31, 2009. These increases were attributable to increased historical and general loss factors which resulted from additional charge-offs taken during the year ended December 31, 2009, coupled with increased levels of non-accrual loans, and loans that are 30 to 89 days past due, and the current economic downturn. Our allowance for loan losses could increase in future periods if charge-offs and non-performing loans continue to increase.

     Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories. All changes to the allowance during the periods indicated were the result of provisions or benefits for loan losses, as well as charge-offs, as set forth in the previous table, as we had no recoveries between the dates indicated in this table.

	At March 31,		At December 31,
	2010		2009		2008
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
	Allowance for	Category to	Allowance for	Category to	Allowance for	Category to
	Loan Losses	Total Loans	Loan Losses	Total Loans	Loan Losses	Total Loans
	(Dollars in thousands)
Real estate loans:
Commercial	$10,581	45.13%	$8,403	44.99%	$5,176	49.05%
One- to four-family residential	226	12.22	163	12.48	131	17.49
Construction and land	2,283	5.36	2,409	6.11	1,982	8.85
Multifamily	2,325	25.44	1,866	24.48	788	18.41
Home equity and lines of credit	242	3.82	210	3.58	146	4.10
Commercial and industrial	1,065	2.42	1,877	2.64	523	1.87
Insurance premium finance loans	100	5.43	101	5.54	—	—
Other	38	0.18	34	0.18	32	0.23

Total allocated allowance	16,860	100.00%	15,063	100.00%	8,778	100.00%

Unallocated	286		351		—

Total	$17,146		$15,414		$8,778

	At December 31,
	2007		2006		2005
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
	Allowance for	Category to	Allowance for	Category to	Allowance for	Category to
	Loan Losses	Total Loans	Loan Losses	Total Loans	Loan Losses	Total Loans
	(Dollars in thousands)
Real estate loans:
Commercial	$3,456	57.50%	$2,421	50.75%	$1,624	42.72%
One- to four-family residential	60	22.45	189	26.29	319	32.87
Construction and land	1,461	10.57	1,303	12.74	1,848	13.64
Multifamily	99	3.34	113	3.24	71	3.64
Home equity and lines of credit	38	3.02	46	3.40	81	4.15
Commercial and industrial	484	2.69	891	2.70	849	2.08
Insurance premium finance loans	—	—	—	—	—	—
Other	38	0.43	25	0.88	3	0.90

Total allocated allowance	5,636	100.00%	4,988	100.00%	4,795	100.00%

Unallocated	—		42		—

Total	$5,636		$5,030		$4,795

Management of Market Risk
     General. A majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage-related assets and loans, generally have longer maturities than our liabilities, which consist primarily of deposits and wholesale funding. As a result, a principal part of our business strategy involves managing interest rate risk and limiting the exposure of our net interest income to changes in market interest rates. Accordingly, our board of directors has established a risk committee, comprised of our Treasurer, who chairs this Committee, our Chief Executive Officer, our Chief Financial Officer, our Chief Lending Officer, and our Executive Vice President of Operations. This committee is responsible for, among other things, evaluating the interest rate risk inherent in our assets and liabilities, recommending to the risk committee of our board of directors the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and managing this risk consistent with the guidelines approved by the board of directors.

     We seek to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we currently use the following strategies to manage our interest rate risk:
•	originate commercial real estate loans and multifamily real estate loans that generally have interest rates that reset every five years;

•	invest in shorter maturity investment grade corporate securities and mortgage-related securities; and

•	obtain general financing through lower cost deposits and wholesale funding and repurchase agreements.
     Net Portfolio Value Analysis. We compute the net present value of our interest-earning assets and interest-bearing liabilities (net portfolio value or “NPV”) over a range of assumed market interest rates. Our simulation model uses a discounted cash flow analysis to measure the net portfolio value. We estimate the economic value of these assets and liabilities under the assumption that interest rates experience an instantaneous, parallel, and sustained increase of 100, 200, or 300 basis points, or a decrease of 100 and 200 basis points, which is based on the current interest rate environment. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.
     Net Interest Income Analysis. We also analyze our sensitivity to changes in interest rates through our net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a twelve-month period. We then calculate what the net interest income would be for the same period under the assumption that interest rates experience an instantaneous and sustained increase of 100, 200, or 300 basis points or a decrease of 100 and 200 basis points, which is based on the current interest rate environment.

     The tables below set forth, as of March 31, 2010 and December 31, 2009, our calculation of the estimated changes in our net portfolio value, net portfolio value ratio, and percent change in net interest income that would result from the designated instantaneous and sustained changes in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied on as indicative of actual results.

At March 31, 2010
					Estimated
Change in	Estimated	Estimated			NPV/Present	Net Interest
Interest Rates	Present Value of	Present Value of		Estimated	Value of Assets	Income Percent
(basis points)	Assets	Liabilities	Estimated NPV	Change In NPV	Ratio	Change
(Dollars in thousands)
+300	$1,971,406	$1,587,388	$384,018	$(66,863)	19.48%	(11.66)%
+200	2,018,509	1,611,132	407,377	(43,504)	20.18%	(7.26)%
+100	2,065,712	1,635,684	430,028	(20,853)	20.82%	(3.01)%
0	2,111,964	1,661,083	450,881	—	21.35%	—
-100	2,148,563	1,687,185	461,378	10,497	21.47%	0.25%
-200	2,174,609	1,710,078	464,531	13,650	21.36%	(3.13)%

At December 31, 2009
					Estimated
Change in	Estimated	Estimated			NPV/Present	Net Interest
Interest Rates	Present Value of	Present Value of		Estimated	Value of Assets	Income Percent
(basis points)	Assets	Liabilities	Estimated NPV	Change In NPV	Ratio	Change
(Dollars in thousands)
+300	$1,884,900	$1,502,093	$382,807	$(62,473)	20.31%	(5.24)%
+200	1,931,727	1,524,764	406,963	(38,317)	21.07%	(3.36)%
+100	1,977,999	1,548,205	429,794	(15,486)	21.73%	(1.36)%
0	2,017,733	1,572,453	445,280	—	22.07%	—
-100	2,054,930	1,596,234	458,696	13,416	22.32%	2.48%
-200	2,072,124	1,618,733	453,391	8,111	21.88%	(2.39)%

(1)	Assumes an instantaneous and sustained uniform change in interest rates at all maturities.

(2)	NPV includes non-interest earning assets and liabilities.
     The tables above indicate that at March 31, 2010, in the event of a 200 basis point decrease in interest rates, we would experience a 3.0% increase in estimated net portfolio value and a 3.1% decrease in net interest income. In the event of a 300 basis point increase in interest rates, we would experience a 14.8% decrease in net portfolio value and an 11.7% decrease in net interest income. In addition, the tables above indicate that at December 31, 2009, in the event of a 200 basis point decrease in interest rates, we would experience a 1.8% increase in estimated net portfolio value and a 2.4% decrease in net interest income. In the event of a 300 basis point increase in interest rates, we would experience a 14.0% decrease in net portfolio value and a 5.2% decrease in net interest income. Our policies provide that, in the event of a 300 basis point increase/decrease or less in interest rates, our net portfolio value ratio should decrease by no more than 400 basis points and in the event of a 200 basis point increase/decrease, our projected net interest income should decrease by no more than 20.0%. Additionally, our policy states that our net portfolio value should be at least 8.5% of total assets before and after such shock. At March 31, 2010 and December 31, 2009, we were in compliance with all board approved policies with respect to interest rate risk management.
     Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value and net interest income. Our model requires us to make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value and net interest income information presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although interest rate risk calculations provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.
Liquidity and Capital Resources
     Liquidity is the ability to fund assets and meet obligations as they come due. Our primary sources of funds consist of deposit inflows, loan repayments, borrowings through repurchase agreements and advances from money center banks and the Federal Home Loan Bank of New York, and repayments, maturities and sales of securities. While maturities and scheduled amortization of loans and securities are reasonably predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our board asset and liability management committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a ratio of liquid assets (not subject to pledge) as a percentage of deposits and borrowings of 35% or greater. At March 31, 2010, this ratio was 72.9%. We believe that we had sufficient sources of liquidity to satisfy our short- and long-term liquidity needs.
     We regularly adjust our investments in liquid assets based upon our assessment of:
•	expected loan demand;

•	expected deposit flows;

•	yields available on interest-earning deposits and securities; and

•	the objectives of our asset/liability management program.
     Our most liquid assets are cash and cash equivalents, and mortgage-related securities issued or guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac, that we can either borrow against or sell. We also have the ability to surrender bank owned life insurance contracts. The surrender of these contracts would subject us to income taxes and penalties for increases in the cash surrender values over the original premium payments. We also have the ability to generate brokered deposits through our participation in the CDARS program.
     The following table sets forth our primary sources of liquidity at March 31, 2010.

At March 31, 2010
(In thousands)
Cash and cash equivalents	$50,811
Unpledged securities (issued or guaranteed by the U.S. Government, Fannie Mae, Freddie Mac or Federal Home Loan Bank of New York)	$589,476
     At March 31, 2010, we had $23.9 million in outstanding loan commitments. In addition, we had $38.3 million in unused lines of credit to borrowers. Certificates of deposit due within one year of March 31, 2010, totaled $525.5 million, or 37.7% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including loan sales, other deposit products, including replacement certificates of deposit, securities sold under agreements to repurchase (repurchase agreements), and advances from the Federal Home Loan Bank of New York and other borrowing sources. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2010. We believe, based on past experience, that a significant portion of such deposits will remain with us, and we have the ability to attract and retain deposits by adjusting the interest rates offered.
     Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

     Our primary investing activities are purchasing mortgage-backed securities and originating loans. During the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, we purchased securities classified as available for sale totaling $217.2 million, $655.8 million and $421.7 million, respectively. During the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, we originated $43.8 million, $183.3 million and $202.6 million of loans, respectively. Additionally, during the fourth quarter of 2009 we purchased $35.4 million of premium finance loans.
     Financing activities consist primarily of activity in deposit accounts and borrowings (repurchase agreements and Federal Home Loan Bank of New York advances). We experienced a net increase in total deposits of $76.0 million for the three months ended March 31, 2010, a net increase of $292.4 million for the year ended December 31, 2009 and a net increase of $147.2 million for the year ended December 31, 2008. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our competitors, and by other factors.
     Borrowings increased by $13.6 million for the three months ended March 31, 2010, decreased by $52.7 million for the year ended December 31, 2009 and increased by $207.7 million for the year ended December 31, 2008. At March 31, 2010, we had the ability to borrow an additional $200.0 million from the Federal Home Loan Bank of New York.
     During the three months ended March 31, 2010, we repurchased 186,281 shares of our common stock at an average price of $13.25 per share. We repurchase shares of common stock to fund stock benefit plans, and stock repurchases can serve as an effective capital management tool. On June 4, 2010, in connection with our announcement that we intend to convert to a fully public company, our Board of Directors terminated its previously announced stock repurchase program. At March 31, 2010, we had repurchased 1,910,089 shares of common stock at an average cost of $11.79 per share. All shares of treasury stock (including shares of common stock that we have repurchased) will be cancelled at the completion of the conversion.
     We have a detailed contingency funding plan that is reviewed and reported to the board risk committee on at least a quarterly basis. This plan includes monitoring cash on a daily basis to determine our liquidity needs. Additionally, management performs a stress test on our retail deposits and wholesale funding sources in several scenarios on a quarterly basis. The stress scenarios include deposit attrition of up to 50%, and selling our securities available-for-sale portfolio at a discount of 10% to its current estimated fair value. As of March 31, 2010, we maintained significant liquidity under all stress scenarios.
     Northfield Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. At March 31, 2010, Northfield Bank exceeded all regulatory capital requirements and is considered “well capitalized” under regulatory guidelines. See “Supervision and Regulation—Federal Banking Regulation—Capital Requirements” and Note 12 of the Notes to the Consolidated Financial Statements.
     The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds from the stock offering, our return on equity will be adversely affected following the stock offering.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
     Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, and unused lines of credit. While these contractual obligations represent our potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process applicable to loans we originate. In addition, we routinely enter into commitments to sell mortgage loans. However, such amounts are not significant to our operations. For additional information, see Note 11 of the Notes to the Consolidated Financial Statements.
     Contractual Obligations. In the ordinary course of our operations we enter into certain contractual obligations. Such obligations include leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities, and agreements with respect to investments.
     The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2009. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
	Less than	One to Three	Three to Five	More than
Contractual Obligations	One Year	Years	Years	Five Years	Total
	(In thousands)
Long-term debt (1)	$61,382	$90,000	$118,800	$2,500	$272,682
Operating leases	2,177	4,110	4,026	22,686	32,999
Capitalized leases	365	763	810	1,075	3,013
Certificates of deposit	517,986	33,104	28,283	—	579,373

Total	$581,910	$127,977	$151,919	$26,261	$888,067

Commitments to extend credit (2)	$43,472	$—	$—	$—	$43,472

(1)	Includes repurchase agreements, Federal Home Loan Bank of New York advances, and accrued interest payable at December 31, 2009.

(2)	Includes unused lines of credit which are assumed to be funded within the year.
Recent Accounting Pronouncements
     Effective July 1, 2009, the FASB established the Accounting Standards Codification (“ASC”) as the source of authoritative U. S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. Rules and interpretative releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative guidance for Securities and Exchange Commission registrants. The ASC did not have a material affect on our consolidated financial statements.
     ASC 810, “Consolidation,” replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. The pronouncement was effective January 1, 2010, and did not have a material effect on our consolidated financial statements.
     ASC 860, “Transfers and Servicing,” improves the information a reporting entity provides in its financial statements about a transfer of financial assets, including the effect of a transfer on an entity’s financial position, financial performance and cash flows and the transferor’s continuing involvement in the transferred assets. ASC 860 eliminates the concept of a qualifying special-purpose entity and changes the guidance for evaluation for consolidation. This pronouncement was effective January 1, 2010. The adoption of ASC 860 did not have a material effect on our consolidated financial statements.
     ASC 855, “Subsequent Events,” establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855 sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for the period ended June 30, 2009. The adoption of ASC 855 did not have a material effect on our consolidated financial statements.
     Accounting Standards Update No. 2010-09 under ASC 855 removes the requirement for a Securities and Exchange Commission filer to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between subtopic 855-10 and the Securities and Exchange Commission’s requirements. The new guidance did not have a significant effect on our consolidated financial statements.
     ASC 260, “Earnings Per Share,” addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. This ASC was effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of ASC 260 did not have a material effect on our consolidated financial statements.
     These following three ASCs (ASC 820, ASC 825, and ASC 320) were effective for the period ended June 30, 2009:
•	ASC 820, “Fair Value Measurements and Disclosures,” provides guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. ASC 820 also provides guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820 did not have a material effect on our consolidated financial statements other than disclosures.

•	ASC 825, “Financial Instruments,” requires disclosures about fair value of financial instruments in interim reporting periods of publicly traded companies that previously were only required to be disclosed in annual financial statements. The adoption of ASC 825 did not have a material effect on our consolidated financial statements other than disclosures.

•	ASC 320, “Investments — Debt and Equity Securities,” amends previous other-than-temporary impairment guidance in generally accepted accounting principles (GAAP) for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This ASC does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 resulted in $1.2 million of impairment charges being recorded in other comprehensive income for the quarter ended September 30, 2009.
     Accounting Standards Update No. 2009-05 under ASC 820 provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances, a reporting entity is required to measure fair value using one or more of the following techniques: (i) a valuation technique that uses: (a) the quoted price of the identical liability when traded as an asset; or (b) quoted prices for similar liabilities or similar liabilities when traded as assets; or (ii) another valuation technique that is consistent with the principles of ASC 820, such as an income approach or a market approach. The update clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate adjustment relating to the existence of a restriction that prevents the transfer of the liability. The new authoritative accounting guidance also clarifies that the quoted price for an identical liability traded as an asset in an active market would also be a Level 1 measurement, provided that the quoted price does not need to be adjusted to reflect factors specific to the asset that do no apply to the fair value measurement of the liability. The new guidance did not have a material effect on our consolidated financial statements.

     Accounting Standards Update No. 2010-06 under ASC 820 requires new disclosures and clarifies certain existing disclosure requirements about fair value measurement. Specifically, the update requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers. A reporting entity is required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using Level 3 inputs. In addition, the update clarifies the following requirements of the existing disclosure: (i) for the purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets; and (ii) a reporting entity is required to include disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The amendments are effective for interim and annual reporting periods beginning after December 15, 2009, except for the separate disclosures of purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The new guidance is not expected to have a material effect on our consolidated financial statements.
     Accounting Standards Update No. 2009-12 under ASC 820 amends Subtopic 820-10 to permit a reporting entity to measure the fair value of certain investments on the basis of net asset value per share of the investment (or its equivalent). This update also requires new disclosure, by major category of investments, about the attributes of investments within the scope of this amendment to the Codification. The new guidance under ASC 820 became effective for financial statements issued for periods ending after December 15, 2009. Our adoption of this new authoritative guidance did not have a material effect on our financial statements or its disclosures at December 31, 2009.
     ASC 805, “Business Combinations,” applies to all transactions and other events in which one entity obtains control over one or more other businesses. The new guidance requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process previously required whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. The new guidance requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case. Specific requirements must be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting, and, instead, that contingency would be subject to the probable and estimable recognition criteria of contingencies. The new guidance is effective for all business combinations closing after January 1, 2009, and will affect our accounting for business combinations after such date.
     Additional new authoritative accounting guidance under ASC 805, requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC 450, “Contingencies.” This new guidance removes subsequent accounting guidance for assets and liabilities arising from contingencies and requires entities to develop a systematic and rational basis for subsequently measuring and accounting for assets and liabilities arising from contingencies. The new guidance eliminates the requirement to disclose an estimate of the range of outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, entities are required to include only the disclosures required under ASC 450. The new guidance also requires that contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be treated as contingent consideration of the acquirer and should be initially and subsequently measured at fair value. ASC 805 is effective for assets or liabilities arising from contingencies in business combinations after January 1, 2009, and will affect our accounting for business combinations after such date.

Effect of Inflation and Changing Prices
     Our consolidated financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The effect of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater effect on our performance than inflation.
BUSINESS OF NORTHFIELD-DELAWARE
     Northfield-Delaware is a Delaware corporation, organized in June 2010. Upon completion of the conversion, Northfield-Delaware will become the holding company of Northfield Bank and will succeed to all of the business and operations of Northfield-Federal and each of Northfield-Federal and Northfield Bancorp, MHC will cease to exist.
     Initially following the completion of the conversion, Northfield-Delaware will have approximately $87.4 million in cash and other assets held by Northfield-Federal and Northfield Bancorp, MHC as of March 31, 2010, and the net proceeds it retains from the offering, part of which will be used to make a loan to the Northfield Bank Employee Stock Ownership Plan, and will have no significant liabilities. See “How We Intend to Use the Proceeds From the Offering.” Northfield-Delaware intends to use the support staff and offices of Northfield Bank and will pay Northfield Bank for these services. If Northfield-Delaware expands or changes its business in the future, it may hire its own employees.
     Northfield-Delaware intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.” In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.
BUSINESS OF NORTHFIELD BANCORP, INC.
AND NORTHFIELD BANK
Northfield-Federal
     Northfield-Federal is a federally chartered corporation that owns all of the outstanding shares of common stock of Northfield Bank. At March 31, 2010, Northfield-Federal had consolidated assets of $2.1 billion, deposits of $1.4 billion and stockholders’ equity of $396.3 million.
     Northfield Bank became the wholly-owned subsidiary of Northfield-Federal’s New York predecessor in 1995, when Northfield Bank reorganized into the two-tier mutual holding company structure. In November 2007, Northfield-Federal converted from a New York corporation to a federally chartered corporation and concurrently sold 19,265,316 shares of its common stock to the public, representing 43% of its then-outstanding shares, at $10.00 per share. An additional 24,641,684 shares, or 55% of the outstanding shares, were issued to Northfield Bancorp, MHC, and 896,061 shares, or 2% of the outstanding shares, plus $3.0 million of cash were issued to the Northfield Bank Foundation. As part of this stock offering, we established an employee stock ownership plan, which acquired 1,756,279 shares of common stock in the stock offering, financed by a loan from Northfield-Federal.
     Northfield-Federal’s home office is located at 1410 St. Georges Avenue, Avenel, New Jersey 07001 and the telephone number is (732) 499-7200. Its website address is www.eNorthfield.com. Information on this website is not and should not be considered a part of this prospectus.

Northfield Bank
     Northfield Bank was organized in 1887 and is currently a federally chartered savings bank. Northfield Bank conducts business primarily from its home office located in Staten Island, New York, its operations center located in Woodbridge, New Jersey, its 17 additional branch offices located in New York and New Jersey and its lending offices located in Brooklyn, New York and Gwinnett County, Georgia. The branch offices are located in Staten Island and Brooklyn and the New Jersey counties of Union and Middlesex.
     Northfield Bank’s principal business consists of originating multifamily and commercial real estate loans, purchasing investment securities, including mortgage-backed securities and corporate bonds, and investing funds in other financial institutions. Northfield Bank also offers construction and land loans, commercial and industrial loans, one- to four-family residential mortgage loans, and home equity loans and lines of credit. In addition, Northfield Bank offers loans to finance premiums on insurance policies, including commercial property and casualty, and professional liability insurance. Northfield Bank offers a variety of deposit accounts, including certificates of deposit, passbook, statement, and money market savings accounts, transaction deposit accounts (negotiable orders of withdrawal (NOW) accounts and non-interest bearing demand accounts), individual retirement accounts, and to a lesser extent when it is deemed cost effective, brokered deposits. Deposits are Northfield Bank’s primary source of funds for its lending and investing activities. Northfield Bank also uses borrowed funds as a source of funds, principally repurchase agreements with brokers and Federal Home Loan Bank of New York advances. In addition to traditional banking services, Northfield Bank offers insurance products through NSB Insurance Agency, Inc. Northfield Bank owns 100% of NSB Services Corp., which, in turn, owns 100% of the voting common stock of a real estate investment trust, NSB Realty Trust, which holds primarily mortgage loans and other real estate related investments.
     Northfield Bank is subject to comprehensive regulation and examination by the Office of Thrift Supervision.
     Northfield Bank’s main office is located at 1731 Victory Boulevard, Staten Island, New York 10314, and its telephone number at this address is (718) 448-1000. Its website address is www.eNorthfield.com. Information on this website is not and should not be considered to be a part of this prospectus.
Market Area and Competition
     We have been in business for over 123 years, offering a variety of financial products and services to meet the needs of the communities we serve. Our retail banking network consists of multiple delivery channels including full-service banking offices, automated teller machines, and telephone and internet banking capabilities. We consider our competitive products and pricing, branch network, reputation for superior customer service, and financial strength, as our major strengths in attracting and retaining customers in our market areas.
     We face intense competition in our market area both in making loans and attracting deposits. Our market areas have a high concentration of financial institutions, including large money center and regional banks, community banks, and credit unions. We face additional competition for deposits from money market funds, brokerage firms, mutual funds, and insurance companies. Some of our competitors offer products and services that we do not offer, such as trust services and private banking.
     In addition, turmoil in the United States and world economies, and more specifically in the financial services industry, has resulted in financial services companies such as investment banks, and automobile and real estate finance companies, electing to become bank holding companies. These financial services companies have traditionally received their funding from sources other than insured bank deposits. Many of the alternative funding sources traditionally used by these companies are no longer available, which has resulted in their relying more on insured bank deposits to fund their operations, thereby increasing competition for deposits and related costs of such deposits.

     Our deposit sources are primarily concentrated in the communities surrounding our banking offices in the New York Counties of Richmond (Staten Island) and Kings (Brooklyn), and Union and Middlesex Counties in New Jersey. As of June 30, 2009 (the latest date for which information is publicly available), we ranked fifth in deposit market share in Staten Island with an 8.85% market share. We had a 0.09% market share in Brooklyn, New York. In Middlesex and Union Counties in New Jersey, as of June 30, 2009, we had a combined market share of 0.69%.
     The following table sets forth the unemployment rates for the communities we serve and the national average for the last five years, as provided by the Bureau of Labor Statistics.

	Unemployment Rate At December 31,
	2009	2008	2007	2006	2005
Union County, NJ	9.5%	5.7%	4.5%	4.8%	4.8%
Middlesex County, NJ	8.7%	5.0%	3.9%	4.3%	4.2%
Richmond County, NY	8.4%	4.9%	4.4%	4.5%	5.2%
Kings County, NY	10.1%	5.8%	5.3%	5.4%	6.2%
National Average	10.0%	7.4%	5.0%	4.4%	4.9%
     The following table sets forth median household income at December 31, 2008 for the communities we serve, as provided by the U.S. Census Bureau.

Median Household Income
At December 31, 2008
Union County, NJ	$67,127
Middlesex County, NJ	$77,015
Richmond County, NY	$72,557
Kings County, NY	$43,172
     While the disruption in the financial markets has generally affected the banking industry negatively, it has created opportunities for Northfield Bank. With many lenders reducing their loan originations, we have continued to lend to qualified borrowers and we were able to increase our loan portfolio in 2009 and in the first quarter of 2010. While our lending has increased in this difficult environment, we are committed to maintaining our loan underwriting standards. We do not originate or purchase sub-prime loans, negative amortization loans or option ARM loans. A continuation or worsening of current economic conditions could make it more difficult in the future to maintain the loan growth we experienced during 2009, as reflected in lower loan growth during the first quarter of 2010.
Lending Activities
     Our principal lending activity is the origination of multifamily real estate loans and commercial real estate loans. We also originate one- to four-family residential real estate loans, construction and land loans, commercial and industrial loans, home equity loans and lines of credit and loans to finance premiums on insurance policies, including commercial property and casualty, and professional liability insurance.

     Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated, excluding loans held for sale of $0, $0, $0, $270,000, $125,000, and $0 at March 31, 2010 and December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

	At March 31,
	2010		At December 31,
			2009		2008		2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
Commercial	$332,427	45.13%	$327,802	44.99%	$289,123	49.05%	$243,902	57.50%	$207,680	50.75%	$165,657	42.72%
One- to four-family residential	90,014	12.22	90,898	12.48	103,128	17.49	95,246	22.45	107,572	26.29	127,477	32.87
Construction and land	39,523	5.36	44,548	6.11	52,158	8.85	44,850	10.57	52,124	12.74	52,890	13.64
Multifamily	187,372	25.44	178,401	24.48	108,534	18.41	14,164	3.34	13,276	3.24	14,105	3.64
Home equity and lines of credit	28,143	3.82	26,118	3.58	24,182	4.10	12,797	3.02	13,922	3.40	16,105	4.15
Commercial and industrial loans	17,833	2.42	19,252	2.64	11,025	1.87	11,397	2.69	11,022	2.70	8,068	2.08
Insurance premium loans	39,977	5.43	40,382	5.54	—	—	—	—	—	—	—	—
Other loans	1,328	0.18	1,299	0.18	1,339	0.23	1,842	0.43	3,597	0.88	3,510	0.90

Total loans	736,617	100.00%	728,700	100.00%	589,489	100.00%	424,198	100.00%	409,193	100.00%	387,812	100.00%

Other items:
Deferred loan costs (fees), net	608		569		495		131		(4)		(345)
Allowance for loan losses	(17,146)		(15,414)		(8,778)		(5,636)		(5,030)		(4,795)

Net loans held-for-investment	$720,079		$713,855		$581,206		$418,693		$404,159		$382,672

     Loan Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2009. Demand loans (loans having no stated repayment schedule or maturity) and overdraft loans are reported as being due in the year ending December 31, 2010. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

			One- to Four-Family
	Commercial Real Estate		Residential		Construction and Land		Multifamily
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Due during the years ending December 31,
2010	$5,806	4.03%	$24	6.61%	$22,322	5.96%	$5,496	6.00%
2011	6,219	6.52	123	6.19	12,084	6.45	304	6.93
2012	1,377	7.02	1,068	5.72	—	—	—	—
2013 to 2014	2,032	6.56	2,788	5.57	284	5.50	549	6.39
2015 to 2019	8,129	6.55	21,032	5.25	157	7.75	716	6.29
2020 to 2024	27,460	6.29	10,687	5.48	137	7.75	13,952	6.64
2025 and beyond	276,779	6.48	55,176	5.66	9,564	5.57	157,384	5.96

Total	$327,802	6.43%	$90,898	5.54%	$44,548	6.02%	$178,401	6.02%

	Home Equity and Lines		Commercial and
	of Credit		Industrial		Insurance Premium		Other		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Due during the years ending December 31,
2010	$616	6.67%	$7,457	6.23%	$40,349	6.84%	$1,229	2.89%	$83,299	6.24%
2011	16	5.48	1,033	5.63	13	7.50	70	7.00	19,862	6.44
2012	1,227	6.74	391	7.43	20	9.20	—	—	4,083	6.65
2013 to 2014	1,627	5.25	1,347	5.99	—	—	—	—	8,627	5.86
2015 to 2019	4,376	5.70	3,207	7.41	—	—	—	—	37,617	5.80
2020 to 2024	6,527	5.58	5,078	6.90	—	—	—	—	63,841	6.21
2025 and beyond	11,729	4.89	739	6.25	—	—	—	—	511,371	6.18

Total	$26,118	5.35%	$19,252	6.58%	$40,382	6.84%	$1,299	3.11%	$728,700	6.17%

     As of December 31, 2010, we had a total of $511.4 million in loans due to mature in 2025 and beyond, of which $33.5 million, or 6.6%, were fixed-rate loans.
     The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at December 31, 2009, that are contractually due after December 31, 2010.

	Due After December 31, 2010
	Fixed Rate	Adjustable Rate	Total
	(In thousands)
Real estate loans:
Commercial	$21,538	$300,458	$321,996
One- to four-family residential	49,528	41,346	90,874
Construction and land	8,403	13,823	22,226
Multifamily	9,089	163,816	172,905
Home equity and lines of credit	15,487	10,015	25,502
Commercial and industrial loans	3,343	8,452	11,795
Insurance premium loans	33	—	33
Other loans	70	—	70

Total loans	$107,491	$537,910	$645,401

     Commercial Real Estate Loans. Commercial real estate loans totaled $332.4 million, or 45.13% of our loan portfolio as of March 31, 2010. Commercial real estate loans at March 31, 2010 included $29.4 million secured primarily by hotels and motels, $57.2 million secured by office buildings, and $65.3 million secured by manufacturing buildings. Approximately $155.1 million of our commercial real estate loans are owner-occupied businesses. At March 31, 2010, our commercial real estate loan portfolio consisted of 333 loans with an average loan balance of approximately $1.0 million, although there are a large number of loans with balances substantially greater than this average. At March 31, 2010, our largest commercial real estate loan had a principal balance of $9.7 million, and was secured by a hotel. At March 31, 2010, this loan was performing in accordance with its original contractual terms. In recent years, we have originated limited amounts of commercial real estate loans due to economic conditions. We expect that we would increase our originations of commercial real estate loans if economic conditions improve.
     Substantially all of our commercial real estate loans are secured by properties located in our primary market areas.
     The table below sets forth the property types collateralizing our commercial real estate loans as of March 31, 2010.

	At March 31, 2010
	Amount	Percent
	(Dollars in thousands)
Manufacturing	$65,189	19.6%
Office building	57,231	17.2
Warehouse	29,640	8.9
Accommodations	29,361	8.8
Mixed use	26,508	8.0
Retail	22,139	6.7
Services	18,358	5.5
Restaurant	11,915	3.6
Schools/day care	10,654	3.2
Recreational	4,533	1.4
Other	56,900	17.1

Total	$332,427	100.0%

     Our commercial real estate loans typically amortize over 20- to 25-years with interest rates that generally adjust after an initial five-year period, and every five years thereafter. Margins generally range from 275 basis points to 350 basis points above the average yield on United States Treasury securities, adjusted to a constant maturity of similar term, as published by the Federal Reserve Board. Adjustable rate loans originated during 2009 and the first quarter of 2010, generally have been indexed to the five year London Interbank Offered Rate (LIBOR) swaps rate as published in the Federal Reserve Statistical Release adjusted for a negotiated margin. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, our commercial real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and have prepayment penalties should the loan be repaid in the first three to five years.
     In the underwriting of commercial real estate loans, we generally lend up to the lesser of 75% of the property’s appraised value or purchase price. Certain single use property types have lower loan to appraised value ratios. We base our decision to lend primarily on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we emphasize the ratio of the property’s projected net cash flow to the loan’s debt service requirement (generally requiring a minimum ratio of 120%), computed after deduction for a vacancy factor, where applicable, and property expenses we deem appropriate. Personal guarantees are usually obtained from commercial real estate borrowers. We require title insurance, fire and extended coverage casualty insurance, and, if appropriate, flood insurance, in order to protect our security interest in the underlying property. Although a significant portion of our commercial real estate loans are referred by brokers, we underwrite all commercial real estate loans in accordance with our underwriting standards.
     Commercial real estate loans generally carry higher interest rates and have shorter terms than one- to four-family residential real estate loans. Commercial real estate loans generally have greater credit risks compared to one- to four-family residential real estate loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not within a borrower’s or lender’s control could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than for residential properties.
     Multifamily Real Estate Loans. In recent years, we have focused on originating multifamily real estate loans. Loans secured by multifamily and mixed use properties totaled $187.4 million, or 25.44% of our total loan portfolio, at March 31, 2010. We classify mixed use properties as multifamily when they have more than four residential family units and a business or businesses. At March 31, 2010, we had 234 multifamily real estate loans with an average loan balance of $801,000. At March 31, 2010, our largest multifamily real estate loan had a principal balance of $7.8 million and was performing in accordance with its original contractual terms. Substantially all of our multifamily real estate loans are secured by properties located in our market areas.
     Our multifamily real estate loans typically amortize over 20 to 30 years with interest rates that adjust after an initial five- or 10-year period, and every five years thereafter. Margins generally range from 275 basis points to 350 basis points above the average yield on United States Treasury securities, adjusted to a constant maturity of similar term, as published by the Federal Reserve Board. Variable rate loans originated during 2009 and the first quarter of 2010 generally have been indexed to the five-year LIBOR swaps rate as published in the Federal Reserve Statistical Release adjusted for a negotiated margin. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, our multifamily real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and have prepayment penalties should the loan be prepaid in the first three to five years.
     In underwriting multifamily real estate loans, we consider a number of factors, including the projected net cash flow to the loan’s debt service requirement (generally requiring a minimum ratio of 115%), the age and condition of the collateral, the financial resources and income level of the borrower, and the borrower’s experience in owning or managing similar properties. Multifamily real estate loans generally are originated in amounts up to 75% of the appraised value of the property securing the loan. Due to competitive considerations, we typically do not obtain personal guarantees from multifamily real estate borrowers.
     Loans secured by multifamily real estate properties generally have greater credit risk than one- to four-family residential real estate loans. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multifamily real estate properties typically depends on the successful operation of the property. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.
     In a ruling that was contrary to a 1996 advisory opinion from the New York State Division of Housing and Community Renewal that owners of housing units who benefited from the receipt of “J-51” tax incentives under the Rent Stabilization Law are eligible to decontrol apartments, the New York State Court of Appeals ruled, on October 22, 2009, that residential housing units located in two major housing complexes in New York City had been illegally decontrolled by the current and previous property owners. This ruling may subject to litigation other property owners that have previously or are currently benefiting from a J-51 tax incentive, possibly resulting in a significant reduction to property cash flows. Based on management’s assessment of its multifamily loan portfolio, it believes that only one loan may be affected by the recent ruling regarding J-51. The loan, which is our largest multifamily residential real estate loan, noted above, has a principal balance of $7.8 million at March 31, 2010, and is performing in accordance with its original contractual terms.
     Construction and Land Loans. At March 31, 2010, construction and land loans totaled $39.5 million, or 5.36% of total loans receivable. At March 31, 2010, the additional unadvanced portion of these construction loans totaled $9.8 million. At March 31, 2010, we had 41 construction and land loans with an average loan balance of $964,000. At March 31, 2010, our largest construction and land loan had a principal balance of $4.8 million and was for the purpose of purchasing commercial land. This loan is performing in accordance with its original contractual terms. In recent years, we have originated limited amounts of construction and land loans due to economic conditions. We expect that we would increase our originations of these types of loans if economic conditions improve.
     Our construction and land loans typically are interest only loans with interest rates that are tied to the prime rate as published by The Wall Street Journal. Margins generally range from zero basis points to 200 basis points above the prime rate. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing land loans. In general, our construction and land loans have interest rate floors equal to the interest rate on the date the loan is originated, and we do not typically charge prepayment penalties for these types of loans.
     We grant construction and land loans to experienced developers for the construction of single-family residences, including condominiums, and commercial properties. Construction and land loans also are made to individuals for the construction of their personal residences. Advances on construction loans are made in accordance with a schedule reflecting the cost of construction, but are generally limited to a loan-to-completed-appraised-value ratio of 70%. Repayment of construction loans on residential properties normally is expected from the sale of units to individual purchasers, or in the case of individuals building their own property, with a permanent mortgage. In the case of income-producing property, repayment usually is expected from permanent financing upon completion of construction. We typically offer the permanent mortgage financing on our construction loans on income-producing properties.
     Land loans also help finance the purchase of land intended for future development, including single-family housing, multifamily housing, and commercial property. In some cases, we may make an acquisition loan before the borrower has received approval to develop the land. In general, the maximum loan-to-value ratio for a land acquisition loan is 50% of the appraised value of the property, and the maximum term of these loans is two years. If the maturity of the loan exceeds two years, the loan must be an amortizing loan.
     Construction and land loans generally carry higher interest rates and have shorter terms than one- to four- family residential real estate loans. Construction and land loans have greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the real estate at completion of construction as compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction costs is inaccurate, we may decide to advance additional funds beyond the amount originally committed in order to protect the value of the real estate. However, if the estimated value of the completed project is inaccurate, the borrower may hold the real estate with a value that is insufficient to assure full repayment of the construction loan upon its sale. In the event we make a land acquisition loan on real estate that is not yet approved for the planned development, there is a risk that approvals will not be granted or will be delayed. Construction loans also expose us to a risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the real estate may not occur as anticipated and the market value of collateral, when completed, may be less than the outstanding loans against the real estate. Substantially all of our construction and land loans are secured by real estate located in our primary market areas.
     Commercial and Industrial Loans. At March 31, 2010, commercial and industrial loans totaled $17.8 million, or 2.42% of the total loan portfolio. As of March 31, 2010, we had 95 commercial and industrial loans with an average loan balance of $188,000, although we originate these types of loans in amounts substantially greater and smaller than this average. At March 31, 2010, our largest commercial and industrial loan had a principal balance of $3.0 million and was performing in accordance with its original contractual terms. At March 31, 2010, $14.7 million, or 82.6% of our commercial and industrial loans, were secured loans, and the remaining $3.1 million, or 17.4%, were unsecured. The security generally consists of (i) second mortgages on commercial real estate and (ii) business assets.
     Our commercial and industrial loans typically amortize over 10 years with interest rates that are tied to the prime rate as published in The Wall Street Journal. Margins generally range from zero basis points to 300 basis points above the prime rate. We also originate, to a lesser extent, 10 year fixed-rate, fully amortizing loans. In general, our commercial and industrial loans have interest rate floors equal to the interest rate on the date the loan is originated and have prepayment penalties.
     We make various types of secured and unsecured commercial and industrial loans to customers in our market area for the purpose of working capital and other general business purposes. The terms of these loans generally range from less than one year to a maximum of 15 years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to a market rate index.
     Commercial credit decisions are based on our credit assessment of the applicant. We evaluate the applicant’s ability to repay in accordance with the proposed terms of the loan and assess the risks involved. Personal guarantees of the principals are typically obtained. In addition to evaluating the loan applicant’s financial statements, we consider the adequacy of the primary and secondary sources of repayment for the loan. Credit agency reports of the guarantors’ personal credit history supplement our analysis of the applicant’s creditworthiness. We also attempt to confirm with other banks and conduct trade investigations as part of our credit assessment of the borrower. Collateral supporting a secured transaction also is analyzed to determine its marketability.
     Commercial and industrial loans generally carry higher interest rates than one- to four- family residential real estate loans of like maturity because they have a higher risk of default since their repayment generally depends on the successful operation of the borrowers’ business. Commercial and industrial loans have greater credit risk than one- to four- family residential real estate loans.
     Insurance Premium Loans. At March 31, 2010, insurance premium loans totaled $40.0 million, or 5.43% of the total loan portfolio. As of March 31, 2010, we had 4,517 insurance premium loans with an average loan balance of $9,000, although we originate these types of loans in amounts substantially greater and smaller than this average. At March 31, 2010, our largest insurance premium loan had a principal balance of $961,000 and was performing in accordance with its original contractual terms.
     Our insurance premium loans typically amortize over nine to 12 months at fixed rates and typically require a down payment of 15% to 20%. These loans are structured (down payment and repayment term) such that the unpaid loan balance is generally fully secured by the unearned premiums refundable by insurance carriers. Insurance premium loan credit decisions generally are based on our credit assessment of the insurance carrier, and in some instances, the credit assessment of the borrower.
     One- to Four-Family Residential Real Estate Loans. At March 31, 2010, we had 554 one- to four-family residential real estate loans outstanding with an aggregate balance of $90.0 million, or 12.22% of our total loan portfolio. As of March 31, 2010, the average balance of one- to four-family residential mortgage real estate loans was $162,000, although we originate this type of loan in amounts substantially greater and smaller than this average. At March 31, 2010, our largest loan of this type had a principal balance of $2.4 million and was performing in accordance with its original contractual terms. We expect the balance of these loans to decrease in the future, as we are currently selling our originations of one- to four-family residential real estate loans.
     One- to four-family residential real estate loans generally are underwritten according to Freddie Mac guidelines using their proprietary automated underwriting software, and we refer to loans that conform to such guidelines as “conforming loans.” We generally originate both fixed- and adjustable-rate loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which as of December 31, 2009, is generally $417,000 for single-family homes. We also originate loans above the lending limit for conforming loans, which are referred to as “jumbo loans.” We originate a limited number of fixed-rate jumbo loans with terms generally up to 15 years and adjustable-rate jumbo loans with an initial fixed-rate period of 10 years. We generally underwrite jumbo loans in a manner similar to conforming loans. These loans generally are eligible for sale to various firms that specialize in purchasing non-conforming loans. Jumbo loans are common in our market area although we have never sold jumbo loans to any third parties.
     We will originate loans with loan-to-value ratios in excess of 80%, up to and including a loan-to-value ratio of 95%. We require private mortgage insurance for all loans with loan-to-value ratios exceeding 80%. Generally, we will retain in our portfolio loans with loan-to-value ratios up to and including 90%, and sell loans with loan-to-value ratios that exceed 90%. We currently retain the servicing rights on loans sold which generates fee income, or, in the case of loans serviced for the State of New York Mortgage Agency, income tax credits.
     We do not originate for retention in our portfolio “interest only” mortgage loans on one- to four-family residential properties, where the borrower pays interest for an initial period and thereafter the loan converts to a fully amortizing loan. We also do not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, thereby resulting in an increased principal balance during the life of the loan. We do not offer, and have not offered, “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios).
     Home Equity Loans and Lines of Credit. At March 31, 2010, we had 480 home equity loans and lines of credit with an aggregate outstanding balance of $28.1 million, or 3.82% of our total loan portfolio. Of this total, there were outstanding home equity lines of credit of $12.8 million, or 1.74% of our total loan portfolio. At March 31, 2010, the average home equity loans and lines of credit balance was $59,000 although we originate these types of loans in amounts substantially greater and lower than this average. At March 31, 2010, our largest home equity line of credit was $1.5 million and our largest home equity loan was $331,000, and both were performing in accordance with their original contractual terms.
     We offer home equity loans and home equity lines of credit that are secured by the borrower’s primary residence or second home. Home equity lines of credit are variable rate loans tied to the prime rate as published in The Wall Street Journal, adjusted for a margin, and have a maximum term of 20 years during which time the borrower is required to make principal payments based on a 20-year amortization schedule. Home equity lines generally have interest rate floors and ceilings. The borrower is permitted to draw against the line during the entire term. Our home equity lines of credit have a ceiling rate and a floor rate. Our home equity loans typically are fully amortizing with fixed terms to 20 years. Home equity loans and lines of credit generally are underwritten with the same criteria we use to underwrite fixed-rate, one- to four-family residential real estate loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of 80% when combined with the principal balance of the existing mortgage loan. We appraise the property securing the loan at the time of the loan application to determine the value of the property. At the time we close a home equity loan or line of credit, we record a mortgage to perfect our security interest in the underlying collateral.
     Loan Originations, Purchases, Sales, Participations, and Servicing. Lending activities are conducted in all branch locations. All loans we originate for our portfolio are underwritten pursuant to our policies and procedures. Freddie Mac underwriting standards are utilized for loans we originate to sell in the secondary market. We may, based on proper approvals, make exceptions to our policies and procedures. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed- or adjustable-rate loans is dependent on the relative customer demand for such loans, which is affected by various factors including current market interest rates as well as anticipated future market interest rates. Our loan origination and sales activity may be adversely affected by a rising interest rate environment that typically results in decreased loan demand. A significant portion of our commercial real estate loans and multifamily real estate loans are generated by referrals from loan brokers, accountants, and other professional contacts. Most of our one- to four-family residential real estate loans are generated through referrals from branch personnel. Our home equity loans and lines of credit typically are generated through direct mail advertisements, newspaper advertisements, and referrals from branch personnel.

     We generally retain in our portfolio all adjustable-rate loans we originate, as well as shorter-term, fixed-rate residential loans (terms of 10 years or less). Loans we sell consist primarily of conforming, longer-term, fixed-rate residential loans. We sold no one- to four-family residential real estate loans during the three months ended March 31, 2010 and we sold $7.4 million of one- to four-family residential real estate loans (generally fixed-rate loans, with terms of 15 years or longer) during the year ended December 31, 2009. We had no loans held-for-sale at March 31, 2010.
     We sell our loans without recourse, except for standard representations and warranties provided in secondary market transactions. Currently, we retain the servicing rights on all one- to four-family residential real estate loans we sell. At March 31, 2010, we were servicing loans for others of $71.7 million of one- to four-family residential mortgage loans. Historically, the origination of loans held for sale and related servicing activity has not been material to our operations. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. We retain a portion of the interest paid by the borrower on the loans we service as consideration for our servicing activities, or, in the case of loans serviced for the State of New York Mortgage Agency, we receive an income tax credit.
     During the fourth quarter of 2009, we purchased approximately $35.4 million in insurance premium loans.
     Loan Approval Procedures and Authority. Northfield Bank’s lending activities follow written, non-discriminatory underwriting standards established by our board of directors. The loan approval process is intended to assess the borrower’s ability to repay the loan and the value of any collateral that will secure the loan. To assess the borrower’s ability to repay, we review the borrower’s employment and credit history, and information on the historical and projected income and expenses of the borrower.
     In underwriting a loan secured by real property, we require an appraisal of the property by an independent licensed appraiser approved by our board of directors. The appraisal is subject to review by an independent third party we hire. We review and inspect properties before disbursement of funds during the term of a construction loan. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan. In addition, when we acquire other real estate owned, we generally obtain a current appraisal to substantiate the net carrying value of the asset.
     The board of directors of Northfield Bank has established a loan committee to: periodically review and recommend for approval our policies related to lending (collectively, the “loan policies”) as prepared by management; approve or reject loans meeting certain criteria; and monitor loan quality, including concentrations, and certain other aspects of our lending functions, as applicable. Northfield Bank’s lending officers have individual lending authority that is approved by the board of directors. Aggregate lending relationships in amounts up to $1.0 million that are secured by real estate can be approved by a senior vice president, while aggregate amounts up to $1.5 million that are secured by real estate can be approved by a senior vice president with the concurrence of our Chief Lending Officer, and aggregate amounts up to $2.5 million that are secured by real estate can be approved by a senior vice president with the concurrence of our Chief Lending Officer and our Chief Executive Officer. Approval of the loan committee is required for all commercial real estate loans in excess of $2.5 million and for all multifamily real estate loans in excess of $4.0 million.
Investments
     We conduct investment transactions in accordance with our board approved investment policy which is reviewed at least annually by the asset liability committee, and any changes to the policy are subject to ratification by the full board of directors. This policy dictates that investment decisions give consideration to the safety of the investment, liquidity requirements, potential returns, the ability to provide collateral for pledging requirements, and consistency with our interest rate risk management strategy. Any two of our Treasurer, Chief Executive Officer, Chief Financial Officer and our other two executive vice presidents may approve securities portfolio transactions, within policy requirements. NSB Services Corp.’s and NSB Realty Trust’s investment officers execute security portfolio transactions in accordance with investment policies that substantially mirror our investment policy. All purchase and sale transactions are reviewed by the asset liability committee at least quarterly.
     Our current investment policy permits investments in mortgage-backed securities, including pass-through securities and real estate mortgage investment conduits (“REMICs”). The investment policy also permits, with certain limitations, investments in debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises (GSEs), asset-backed securities, money market mutual funds, federal funds, investment grade corporate bonds, reverse repurchase agreements, and certificates of deposit.
     Northfield Bank’s investment policy does not permit investment in municipal bonds, preferred and common stock of other entities including U.S. Government sponsored enterprises or equity securities other than our required investment in the common stock of the Federal Home Loan Bank of New York, or as permitted for community reinvestment purposes or for the purposes of funding our deferred compensation plan. Northfield-Federal may invest in equity securities of other financial institutions up to certain limitations. As of March 31, 2010, we held no asset-backed securities other than mortgage-backed securities. Our board of directors may change these limitations in the future.
     Our current investment policy does not permit hedging through the use of such instruments as financial futures, interest rate options, and swaps.
     At the time of purchase, we must designate a security as either held-to-maturity, available-for-sale, or trading, based upon our ability and intent to hold such securities. Trading securities and securities available-for-sale are reported at estimated fair value, and securities held-to-maturity are reported at amortized cost. A periodic review and evaluation of the available-for-sale and held-to-maturity securities portfolios is conducted to determine if the estimated fair value of any security has declined below its carrying value and whether such impairment is other-than-temporary. If such impairment is deemed to be other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged against earnings. The estimated fair values of our securities are obtained from an independent nationally recognized pricing service (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for further discussion). At March 31, 2010, our investment portfolio consisted primarily of mortgage-backed securities guaranteed by GSEs and to a lesser extent private label mortgage-backed securities, mutual funds, corporate securities, and agency bonds. The market for these securities consists primarily of other financial institutions, insurance companies, real estate investment trusts, and mutual funds.
     We purchase mortgage-backed securities insured or guaranteed primarily by Fannie Mae, Freddie Mac, or Ginnie Mae, and to a lesser extent, we acquire securities issued by private companies (private label). We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Fannie Mae, Freddie Mac, or Ginnie Mae. In September 2008, the Federal Housing Finance Agency placed Freddie Mac and Fannie Mae into conservatorship. The U.S. Treasury Department has established financing agreements to ensure that Freddie Mac and Fannie Mae meet their obligations to holders of mortgage-backed securities that they have issued or guaranteed.
     Mortgage-backed securities are securities sold in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as “pass-through” certificates because the principal and interest of the underlying loans is “passed through” pro rata to investors, net of certain costs, including servicing and guarantee fees, in proportion to an investor’s ownership in the entire pool. The issuers of such securities pool mortgages and resell the participation interests in the form of securities to investors. The interest rate of the security is lower than the interest rates of the underlying loans to allow for payment of servicing and guaranty fees. Ginnie Mae, a United States Government agency, and GSEs, such as Fannie Mae and Freddie Mac, may guarantee the payments or guarantee the timely payment of principal and interest to investors.
     Mortgage-backed securities are more liquid than individual mortgage loans since there is a more active market for such securities. In addition, mortgage-backed securities may be used to collateralize our specific liabilities and obligations. Investments in mortgage-backed securities issued or guaranteed by GSEs involve a risk that actual payments will be greater or less than estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause adjustment of amortization or accretion.
     We invest in certain mortgage-backed securities (which we refer to as REMICs) that are issued by special-purpose entities that aggregate pools of mortgages and mortgage-backed securities and create different classes of securities with varying maturities and amortization schedules, as well as a residual interest, with each class possessing different risk characteristics. The cash flows from the underlying collateral are generally divided into “tranches” or classes that have descending priorities with respect to the distribution of principal and interest cash flows, while cash flows on pass-through mortgage-backed securities are distributed pro rata to all security holders.
     The timely payment of principal and interest on these REMICs is generally supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit, over collateralization, or subordination techniques. Substantially all of these securities are rated “AAA” by Standard & Poors or Moodys at the time of purchase. Privately issued REMICs and pass-throughs can be subject to certain credit-related risks normally not associated with U.S. Government agency and U.S. Government-sponsored enterprise mortgage-backed securities. The loss protection generally provided by the various forms of credit enhancements is limited, and losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself may be subject to the creditworthiness of the credit enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect us from material losses on our privately issued mortgage-backed securities.
     At March 31, 2010, our corporate bond portfolio consisted of $136.7 million of short-term investment grade securities. Our investment policy provides that we may invest up to 15% of our tier-one risk-based capital in corporate bonds from individual issuers which, at the time of purchase, are within the three highest investment-grade ratings from Standard & Poors or Moodys. The maturity of these bonds may not exceed 10 years, and there is no aggregate limit for this security type. Corporate bonds from individual issuers with investment-grade ratings, at the time of purchase, below the top three ratings are limited to the lesser of 1% of our total assets or 15% of our tier-one risk-based capital and must have a maturity of less than one year. Aggregate holdings of this security type cannot exceed 5% of our total assets. Bonds that subsequently experience a decline in credit rating below investment grade are monitored at least monthly.

     The following tables set forth the amortized cost and estimated fair value of our available-for-sale and held-to-maturity securities portfolios (excluding Federal Home Loan Bank of New York common stock) at the dates indicated. As of March 31, 2010 and December 31, 2009, 2008, and 2007, we also had a trading portfolio with a market value of $3.7 million, $3.4 million, $2.5 million and $3.6 million, respectively, consisting of mutual funds quoted in actively traded markets. These securities are utilized to fund non-qualified deferred compensation obligations.

	At March 31,		At December 31,
	2010		2009		2008		2007
	Amortized	Estimated	Amortized	Estimated	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
	(In thousands)
Securities available-for-sale:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$366,089	$381,723	$404,128	$418,060	$532,870	$546,244	$491,758	$486,562
Non-GSEs	56,696	55,969	65,363	62,466	65,040	55,778	29,200	28,867
REMICs:
GSEs	395,438	400,238	344,150	349,088	242,557	245,492	171,709	171,207
Non-GSEs	101,799	105,627	111,756	114,194	90,446	83,695	36,141	36,522
Equity investments (1)	5,560	5,623	21,820	21,872	9,025	9,025	14,027	14,012
GSE bonds bonds	129,937	130,291	28,994	28,983	—	—	—	—
Corporate bonds	134,026	136,724	134,595	137,140	17,319	17,351	65,146	65,247

Total securities available-for-sale	$1,189,545	$1,216,195	$1,110,806	$1,131,803	$957,257	$957,585	$807,981	$802,417

(1)	Consists of mutual funds.

	At March 31,		At December 31,
	2010		2009		2008		2007
	Amortized	Estimated	Amortized	Estimated	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
	(In thousands)
Securities held-to-maturity:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$869	$903	$874	$901	$6,132	$6,273	$9,206	$9,320
REMICs:
GSEs	5,351	5,529	5,866	6,029	8,347	8,315	10,480	10,120

Total securities held-to-maturity	$6,220	$6,432	$6,740	$6,930	$14,479	$14,588	$19,686	$19,440

     The following table sets forth the amortized cost and estimated fair value of securities investments as of March 31, 2010 that exceeded 10% of our stockholders’ equity as of that date.

	At March 31, 2010
	Amortized Cost	Estimated Fair Value
	(In thousands)
Mortgage-backed securities:
Fannie Mae	$290,048	$301,421
Freddie Mac	$449,858	$458,537
JP Morgan Chase	$60,309	$61,882

Direct obligations:
Fannie Mae	$59,947	$60,137
Federal Home Loan Bank of New York	$41,619	$41,449

     Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at March 31, 2010, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. All of our securities at March 31, 2010, were taxable securities.

			More than One Year		More than Five Years
	One Year or Less		through Five Years		through Ten Years		More than Ten Years		Total
		Weighted		Weighted		Weighted		Weighted			Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized		Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Fair Value	Yield
	(Dollars in thousands)
Securities available-for-sale:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$—	—%	$126,043	4.21%	$179,621	4.47%	$60,425	4.92%	$366,089	$381,723	4.45%
Non-GSEs	—	—%	—	—%	23,543	5.04%	33,153	5.21%	56,696	55,969	5.14%
REMICs:
GSEs	—	—%	200,155	1.47%	73,291	2.86%	121,992	3.81%	395,438	400,238	2.45%
Non-GSEs	—	—%	—	—%	84,093	4.96%	17,706	2.52%	101,799	105,627	4.54%
Equity investments	5,560	4.37%	—	—%	—	—%	—	—%	5,560	5,623	4.37%
GSE bonds	—	—%	129,937	2.35%	—	—%	—	—%	129,937	130,291	2.35%
Corporate bonds	27,127	2.85%	106,899	2.80%	—	—%	—	—%	134,026	136,724	2.81%

Total securities available-for-sale	$32,687	3.11%	$563,034	2.02%	$360,548	3.71%	$233,276	2.21%	$1,189,545	$1,216,195	2.60%

Securities held-to-maturity:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$—	—%	$—	—%	$—	—%	$869	5.36%	$869	$903	5.36%
REMICs:	—	—%	—	—%	—	—%	5,351	3.78%	5,351	5,529	3.78%

Total securities held-to-maturity	$—	—%	$—	—%	$—	—%	$6,220	4.00%	$6,220	$6,432	4.00%

Sources of Funds
     General. Deposits traditionally have been our primary source of funds for our investment and lending activities. We also borrow from the Federal Home Loan Bank of New York and other financial institutions to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk management purposes, and to manage our cost of funds. Our additional sources of funds are the proceeds of loan sales, scheduled loan payments, maturing investments, loan prepayments, and retained income on other earning assets.
     Deposits. We accept deposits primarily from the areas in which our offices are located. We rely on our convenient locations, customer service, and competitive products and pricing to attract and retain deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposit accounts consist of transaction accounts (NOW and non-interest bearing checking accounts), savings accounts (money market, passbook, and statement savings), and certificates of deposit, including individual retirement accounts. We accept brokered deposits (through the CDARS program) on a limited basis. At March 31, 2010, we had brokered certificates of deposit totaling $136.7 million.
     Interest rates offered generally are established weekly, while maturity terms, service fees, and withdrawal penalties are reviewed on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, and our deposit growth goals.
     At March 31, 2010, we had a total of $626.2 million in certificates of deposit, of which $525.5 million had remaining maturities of one year or less. Based on our experience and current pricing strategy, we believe we will retain a significant portion of these accounts at maturity.
     The following tables set forth the distribution of our average total deposit accounts, by account type, for the periods indicated.

	For the Three Months Ended March 31,
	2010			2009
			Weighted			Weighted
	Average		Average	Average		Average
	Balance	Percent	Rate	Balance	Percent	Rate
	(Dollars in thousands)
Non-interest bearing demand	$109,640	8.21%	—%	$94,185	8.83%	—%
NOW	65,038	4.87	1.55	45,629	4.28	1.31
Money market accounts	208,181	15.58	1.26	121,778	11.41	1.41
Savings	364,281	27.27	0.58	356,479	33.41	1.21
Certificates of deposit	588,675	44.07	1.74	448,761	42.07	3.00

Total deposits	$1,335,815	100.00%	1.20%	$1,066,832	100.00%	1.88%

	For the Year Ended December 31,
	2009			2008
			Weighted			Weighted
	Average		Average	Average		Average
	Balance	Percent	Rate	Balance	Percent	Rate
	(Dollars in thousands)
Non-interest bearing demand	$99,950	8.50%	—%	$94,499	10.41%	—%
NOW	51,336	4.36	1.48	63,512	7.00	1.97
Money market accounts	157,620	13.40	1.56	64,444	7.10	2.95
Savings	357,938	30.43	0.79	317,426	34.97	0.86
Certificates of deposit	509,610	43.31	2.39	367,806	40.52	3.44

Total deposits	$1,176,454	100.00%	1.55%	$907,687	100.00%	2.04%

	For the Year Ended
	December 31, 2007
			Weighted
	Average		Average
	Balance	Percent	Rate
	(Dollars in thousands)
Non-interest bearing demand	$96,796	9.57%	—%
NOW	46,436	4.60	1.93
Money market accounts	2,773	0.27	2.38
Savings accounts	401,003	39.64	0.65
Certificates of deposit	464,552	45.92	4.35

Total deposits	$1,011,560	100.00%	2.35%

     As of March 31, 2010, the aggregate amount of our outstanding certificates of deposit in amounts equal to $100,000 or more was $339.8 million. The following table sets forth the maturity of these certificates at March 31, 2010.

At
March 31, 2010
(In thousands)
Three months or less	$189,950
Over three months through six months	92,494
Over six months through one year	27,072
Over one year to three years	8,610
Over three years	21,678

Total	$339,804

     Borrowings. Our borrowings consist primarily of securities sold under agreements to repurchase (repurchase agreements) with third party financial institutions, as well as advances from the Federal Home Loan Bank of New York, and the Federal Reserve Bank. As of March 31, 2010, our repurchase agreements totaled $244.7 million, or 14.38% of total liabilities, our capitalized lease obligations totaled $2.1 million, or 0.12% of total liabilities, and our Federal Home Loan Bank advances totaled $46.3 million, or 2.72% of total liabilities. At March 31, 2010, we had the ability to borrow an additional $200 million under our existing credit facilities with the Federal Home Loan Bank of New York. Repurchase agreements are primarily secured by mortgage-backed securities. Advances from the Federal Home Loan Bank of New York are secured by our investment in the common stock of the Federal Home Loan Bank of New York as well by pledged mortgage-backed securities.
     The following table sets forth information concerning balances and interest rates on our borrowings at and for the periods indicated:

	At or For the Three Months
	Ended March 31,		At or For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(Dollars in thousands)
Balance at end of period	$293,060	$281,017	$279,424	$332,084	$124,420
Average balance during period	$311,798	$304,513	$297,365	$277,227	$127,926
Maximum outstanding at any month end	$336,089	$323,822	$345,506	$382,107	$156,459
Weighted average interest rate at end of period	3.45%	3.67%	3.63%	3.70%	4.12%
Average interest rate during period	3.26%	3.68%	3.62%	3.51%	3.97%
Employees
     As of March 31, 2010, we had 204 full-time employees and 33 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

Subsidiary Activities
     Northfield-Federal owns 100% of Northfield Investment, Inc., an inactive New Jersey investment company, and 100% of Northfield Bank. Northfield Bank owns 100% of NSB Services Corp., a Delaware corporation, which in turn owns 100% of the voting common stock of NSB Realty Trust. NSB Realty Trust is a Maryland real estate investment trust that holds mortgage loans, mortgage-backed securities and other investments. These entities enable us to segregate certain assets for management purposes, and promote our ability to raise regulatory capital in the future through the sale of preferred stock or other capital-enhancing securities or borrow against assets or stock of these entities for liquidity purposes. At March 31, 2010, Northfield Bank’s investment in NSB Services Corp. was $580.6 million, and NSB Services Corp. had assets of $580.8 million and liabilities of $141,000 at that date. At March 31, 2010, NSB Services Corp.’s investment in NSB Realty Trust was $584.9 million, and NSB Realty Trust had $584.9 million in assets, and liabilities of $24,000 at that date. NSB Insurance Agency, Inc. is a New York corporation that receives nominal commissions from the sale of life insurance by employees of Northfield Bank.
Legal Proceedings
     In the normal course of business, we may be party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims as of March 31, 2010.
Expense and Tax Allocation Agreements
     Northfield Bank will enter into an agreement with Northfield-Delaware to provide it with certain administrative support services, whereby Northfield Bank will be compensated at not less than the fair market value of the services provided. In addition, Northfield Bank and Northfield-Delaware will enter into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.
Properties
     We operate from our home office in Staten Island, New York, our operations center located at 581 Main Street, Woodbridge, New Jersey, and our additional 17 branch offices located in New York and New Jersey. Our branch offices are located in the New York Counties of Richmond, and Kings and the New Jersey Counties of Middlesex and Union. We also have a customer service center in Lawrenceville, Georgia related to insurance premium financing. The net book value of our premises, land, and equipment was $13.1 million at March 31, 2010.

     The following table sets forth information with respect to our full-service banking offices and our loan centers, including the expiration date of leases with respect to leased facilities.

Avenel	Bay Ridge	Bay Street
1410 St. Georges Ave.	8512 Third Ave.	385 Bay St.
Avenel, New Jersey 07001	Brooklyn, New York 11209	Staten Island, New York 10301
3/31/2035	10/31/2025	1/31/2027

Bulls Head	Castleton Corners	East Brunswick
1497 Richmond Ave.	(Northfield Bank main office)	755 State Highway 18
Staten Island, New York 10314	1731 Victory Blvd.	East Brunswick, New Jersey 08816
3/31/2037	Staten Island, New York 10314	6/30/2013

Eltingville	Forest Avenue Shoppers Town	Grasmere
4355 Amboy Rd.	1481 Forest Ave.	1158 Hylan Boulevard
Staten Island, New York 10312	Staten Island, New York 10302	Staten Island, New York 10305
7/5/2018	11/1/2016	1/31/28

Greenridge	Linden	Milltown
3227 Richmond Ave.	501 N. Wood Ave.	336 Ryders Lane
Staten Island, New York 10312	Linden, New Jersey 07036	Milltown, New Jersey 08850
12/31/2015	3/1/2029	9/30/2040

Monroe Township	New Dorp Shopping Center	Pathmark Shopping Mall
1600 Perrineville Rd.	2706 Hylan Blvd.	1351 Forest Ave.
Monroe, New Jersey 08831	Staten Island, New York 10306	Staten Island, New York 10302
3/1/2024	9/30/2021	10/21/2016

Pleasant Plains	Prince’s Bay	Rahway
6420 Amboy Rd.	5775 Amboy Rd.	1515 Irving St.
Staten Island, New York 10309 5/31/2032	Staten Island, New York 10309	Rahway, New Jersey 07065

West Brighton	Woodbridge	Commercial Loan Center
519 Forest Ave.	(corporate headquarters)	8517 Fourth Ave., 2nd Floor
Staten Island, New York 10310	581 Main St.	Brooklyn, New York 11209
6/30/2055	Woodbridge, New Jersey 07095	9/30/2013
6/30/2018

Premium Finance Loan Center
3169 Holcomb Bridge Road
Norcross, Georgia 30071
4/30/2012
SUPERVISION AND REGULATION
General
     Northfield Bank is examined and supervised by the Office of Thrift Supervision and is subject to examination by the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance fund and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution’s operations and assigns its rating (known as an institution’s CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public. Northfield Bank also is a member of and owns stock in the Federal Home Loan Bank of New York, which is one of the twelve regional banks in the Federal Home Loan Bank System. Northfield Bank is also regulated to a lesser extent by the Board of Governors of the Federal Reserve System, governing reserves to be maintained against deposits and other matters. The Office of Thrift Supervision examines Northfield Bank and prepares reports for the consideration of its board of directors on any operating deficiencies. Northfield Bank’s relationship with its depositors and borrowers is also regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of Northfield Bank’s mortgage documents.
     Any change in these laws or regulations, whether by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or Congress, could have a material adverse impact on Northfield-Delaware and Northfield Bank and their operations.
     Under the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Office of Thrift Supervision’s functions relating to federal savings associations, including rulemaking authority, are transferred to the Comptroller of the Currency within one year of the July 21, 2010 date of enactment of the new legislation, unless extended by up to six months by the Secretary of the Treasury. The thrift charter has been preserved and a new Deputy Comptroller of the Currency will supervise and examine federal savings associations and savings banks.
     As a savings and loan holding company following the conversion, Northfield-Delaware will be required to comply with the rules and regulations of the Office of Thrift Supervision, and will be required to file certain reports with and will be subject to examination by the Office of Thrift Supervision. Northfield-Delaware will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws. Moreover, under the Dodd-Frank Act, the functions of the Office of Thrift Supervision relating to savings and loan holding companies and their subsidiaries, as well as rulemaking and supervision authority over thrift holding companies, will be transferred to the Federal Reserve Board.
     Set forth below is a brief description of certain regulatory requirements that are or will be applicable to Northfield-Delaware and Northfield Bank. The description below is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Northfield-Delaware and Northfield Bank.
New Federal Legislation
     The recently enacted Dodd-Frank Act will significantly change the current bank regulatory structure and affect the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act will eliminate our current primary federal regulator, the Office of Thrift Supervision, and will require Northfield Bank to be regulated by the Office of the Comptroller of the Currency (the primary federal regulator for national banks). The Dodd-Frank Act also authorizes the Board of Governors of the Federal Reserve System to supervise and regulate all savings and loan holding companies like Northfield-Delaware, in addition to bank holding companies which it currently regulates. As a result, the Federal Reserve Board’s current regulations applicable to bank holding companies, including holding company capital requirements, will apply to savings and loan holding companies like Northfield-Delaware. These capital requirements are substantially similar to the capital requirements currently applicable to Northfield Bank, as described in “—Federal Banking Regulation—Capital Requirements.” The Dodd-Frank Act also requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. Bank holding companies with assets of less than $500 million are exempt from these capital requirements. Under the Dodd-Frank Act, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.
     The Dodd-Frank Act also creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Northfield Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets will be examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives state attorneys general the ability to enforce applicable federal consumer protection laws.
     The legislation also broadens the base for Federal Deposit Insurance Corporation insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2013. Lastly, the Dodd-Frank Act will increase stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments, and authorizing the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate and solicit votes for their own candidates using a company’s proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.
Federal Banking Regulation
     Business Activities. A federal savings bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the Office of Thrift Supervision. Under these laws and regulations, Northfield Bank may invest in mortgage loans secured by residential and nonresidential real estate, commercial business loans and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. Northfield Bank also may establish subsidiaries that may engage in activities not otherwise permissible for Northfield Bank, including real estate investment and securities and insurance brokerage.
     Capital Requirements. Office of Thrift Supervision regulations require savings banks to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for savings banks receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio.
     The risk-based capital standard for savings banks requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision, based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, a savings bank that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the purchaser’s recourse to the savings bank. Northfield Bank does not typically engage in asset sales.

     At March 31, 2010, Northfield Bank’s capital exceeded all applicable requirements.
     Loans-to-One Borrower. Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of March 31, 2010, Northfield Bank was in compliance with the loans-to-one borrower limitations.
     Qualified Thrift Lender Test. As a federal savings bank, Northfield Bank must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, Northfield Bank must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” in at least nine months of the most recent 12 months. “Portfolio assets” generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings bank’s business.
     “Qualified thrift investments” include various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of portfolio assets. “Qualified thrift investments” also include 100% of an institution’s credit card loans, education loans and small business loans. Northfield Bank also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.
     A savings bank that fails the qualified thrift lender test must either convert to a bank charter or operate under specified restrictions. At March 31, 2010, Northfield Bank held 75.1% of its “portfolio assets” in “qualified thrift investments,” and satisfied this test.
     Capital Distributions. Office of Thrift Supervision regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings bank must file an application for approval of a capital distribution if:
•	the total capital distributions for the applicable calendar year exceed the sum of the savings bank’s net income for that year to date plus the savings bank’s retained net income for the preceding two years;

•	the savings bank would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition; or

•	the savings bank is not eligible for expedited treatment of its filings.
     Even if an application is not otherwise required, every savings bank that is a subsidiary of a holding company must still file a notice with the Office of Thrift Supervision at least 30 days before the board of directors declares a dividend or approves a capital distribution.
     The Office of Thrift Supervision may disapprove a notice or application if:
•	the savings bank would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

     In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution, if after making such distribution the institution would be undercapitalized.
     Liquidity. A federal savings bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.
     Community Reinvestment Act and Fair Lending Laws. All savings banks have a responsibility under the Community Reinvestment Act and related regulations of the Office of Thrift Supervision to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings bank, the Office of Thrift Supervision is required to assess the association’s record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of Thrift Supervision, as well as other federal regulatory agencies and the Department of Justice. Northfield Bank received a “Satisfactory” Community Reinvestment Act rating in its most recent federal examination. However, the Office of Thrift Supervision is currently conducting a regularly scheduled examination to determine our compliance with the Community Reinvestment Act. We have not received the results of the examination, and there is a possibility that we may not receive a rating of “Satisfactory” or better.
     Transactions with Related Parties. A federal savings bank’s authority to engage in transactions with its affiliates is limited by Office of Thrift Supervision regulations and by Sections 23A and 23B of the Federal Reserve Act and its implementing Regulation W. An affiliate is a company that controls, is controlled by, or is under common control with an insured depository institution such as Northfield Bank. Northfield-Delaware will be an affiliate of Northfield Bank. In general, loan transactions between an insured depository institution and its affiliate are subject to certain quantitative and collateral requirements. In this regard, transactions between an insured depository institution and its affiliate are limited to 10% of the institution’s unimpaired capital and unimpaired surplus for transactions with any one affiliate and 20% of unimpaired capital and unimpaired surplus for transactions in the aggregate with all affiliates. Collateral in specified amounts ranging from 100% to 130% of the amount of the transaction must usually be provided by affiliates in order to receive loans from the association. In addition, Office of Thrift Supervision regulations prohibit a savings bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates. The Office of Thrift Supervision requires savings banks to maintain detailed records of all transactions with affiliates.
     Northfield Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Northfield Bank’s capital. In addition, extensions of credit in excess of certain limits must be approved by Northfield Bank’s board of directors.
     Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all “institution-affiliated parties,” including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action by the Office of Thrift Supervision may range from the issuance of a capital directive or cease and desist order, to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance or to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take action under specified circumstances.
     Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.
     Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the Office of Thrift Supervision is required and authorized to take supervisory actions against undercapitalized savings banks. For this purpose, a savings bank is placed in one of the following five categories based on the savings bank’s capital:
•	well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital (3% for savings banks with a composite examination rating of 1), 4% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 4% leverage capital (3% for savings banks with a composite examination rating of 1), 4% Tier 1 risk-based capital or 3% leverage capital);

•	significantly undercapitalized (less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital); or

•	critically undercapitalized (less than 2% tangible capital).
     Generally, the Office of Thrift Supervision is required to appoint a receiver or conservator for a savings bank that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings bank receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” The criteria for an acceptable capital restoration plan include, among other things, the establishment of the methodology and assumptions for attaining adequately capitalized status on an annual basis, procedures for ensuring compliance with restrictions imposed by applicable federal regulations, the identification of the types and levels of activities in which the savings bank will engage while the capital restoration plan is in effect, and assurances that the capital restoration plan will not appreciably increase the current risk profile of the savings bank. Any holding company for the savings bank required to submit a capital restoration plan must guarantee the lesser of: an amount equal to 5% of a savings bank’s assets at the time it was notified or deemed to be undercapitalized by the Office of Thrift Supervision, or the amount necessary to restore the savings bank to adequately capitalized status. This guarantee remains in place until the Office of Thrift Supervision notifies the savings bank that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the Office of Thrift Supervision has the authority to require payment and collect payment under the guarantee. Failure by a holding company to provide the required guarantee will result in certain operating restrictions on the savings bank, such as restrictions on the ability to declare and pay dividends, pay executive compensation and management fees, and increase assets or expand operations. The Office of Thrift Supervision may also take any one of a number of discretionary supervisory actions against undercapitalized savings banks, including the issuance of a capital directive and the replacement of senior executive officers and directors.
     At March 31, 2010, Northfield Bank met the criteria for being considered “well-capitalized.”
     Insurance of Deposit Accounts. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009. Non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2013.
     Pursuant to the Federal Deposit Insurance Reform Act of 2005 (the “Reform Act”), the Federal Deposit Insurance Corporation is authorized to set the reserve ratio for the Deposit Insurance Fund annually at between 1.15% and 1.5% of estimated insured deposits. The Dodd-Frank Act mandates that the statutory minimum reserve ratio of the Deposit Insurance Fund increase from 1.15% to 1.35% of insured deposits by September 30, 2020. Banks with assets of less than $10 billion are exempt from any additional assessments necessary to increase the reserve fund above 1.15%.
     As part of a plan to restore the reserve ratio to 1.15%, the Federal Deposit Insurance Corporation imposed a special assessment on all insured institutions equal to five basis points of assets less Tier 1 capital as of June 30, 2009, which was payable on September 30, 2009. In addition, the Federal Deposit Insurance Corporation has increased its quarterly deposit insurance assessment rates and amended the method by which rates are calculated. Beginning in the second quarter of 2009, institutions are assigned an initial base assessment rate ranging from 12 to 45 basis points of deposits depending on risk category. The initial base assessment is then adjusted based upon the level of unsecured debt, secured liabilities and brokered deposits, to establish a total base assessment rate ranging from seven to 77.5 basis points.
     On November 12, 2009, the Federal Deposit Insurance Corporation approved a final rule requiring insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. Estimated assessments for the fourth quarter of 2009 and for all of 2010 are based upon the assessment rate in effect on September 30, 2009, with three basis points added for the 2011 and 2012 assessment rates. In addition, a 5% annual growth in the assessment base is assumed. Prepaid assessments are to be applied against the actual quarterly assessments until exhausted, and may not be applied to any special assessments that may occur in the future. Any unused prepayments will be returned to the institution on June 30, 2013. On December 30, 2009, we prepaid $5.7 million in estimated assessment fees for the fourth quarter of 2009 through 2012. Because the prepaid assessments represent the prepayment of future expense, they do not affect our regulatory capital (the prepaid asset will have a risk-weighting of 0%) or tax obligations.
     Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. We do not believe we are taking or are subject to any action, condition or violation that could lead to termination of our deposit insurance.
     In addition to the Federal Deposit Insurance Corporation assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended March 31, 2010, the annualized FICO assessment was equal to 1.06 basis points for each $100 in domestic deposits maintained at an institution.
     Prohibitions Against Tying Arrangements. Federal savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.
     Federal Home Loan Bank System. Northfield Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of New York, Northfield Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of March 31, 2010, Northfield Bank was in compliance with this requirement.
Federal Reserve System
     Federal Reserve Board regulations require savings banks to maintain noninterest-earning reserves against their transaction accounts, such as negotiable order of withdrawal and regular checking accounts. At March 31, 2010, Northfield Bank was in compliance with these reserve requirements.
Other Regulations
     Interest and other charges collected or contracted for by Northfield Bank are subject to state usury laws and federal laws concerning interest rates. Northfield Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:
•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.
     The operations of Northfield Bank also are subject to the:
•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•	The USA PATRIOT Act, which requires savings banks to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•	The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.
Holding Company Regulation
     Upon completion of the conversion, Northfield-Delaware will be a unitary savings and loan holding company, subject to regulation and supervision by the Office of Thrift Supervision. The Office of Thrift Supervision will have enforcement authority over Northfield-Delaware and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a risk to Northfield Bank. However, under the Dodd-Frank Act, the functions of the Office of Thrift Supervision relating to savings and loan holding companies and their subsidiaries, as well as rulemaking and supervision authority over thrift holding companies, will be transferred to the Federal Reserve Board no later than one year from the effective date of the legislation, subject to extension of up to six months if requested by the Secretary of the Treasury.
     Northfield-Delaware’s activities are limited to those activities permissible for financial holding companies or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by Office of Thrift Supervision regulations.
     Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Office of Thrift Supervision. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.
Federal Securities Laws
     Northfield-Delaware common stock will be registered with the Securities and Exchange Commission after the conversion and stock offering. Northfield-Delaware will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

     The registration under the Securities Act of 1933 of shares of common stock issued in Northfield-Delaware’s public offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Northfield-Delaware may be resold without registration. Shares purchased by an affiliate of Northfield-Delaware will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Northfield-Delaware meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Northfield-Delaware that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Northfield-Delaware, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Northfield-Delaware may permit affiliates to have their shares registered for sale under the Securities Act of 1933.
Sarbanes-Oxley Act of 2002
     The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting. We have existing policies, procedures and systems designed to comply with these regulations, and we are further enhancing and documenting such policies, procedures and systems to ensure continued compliance with these regulations.
TAXATION
Federal Taxation
     General. Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank are, and Northfield-Delaware will be, subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Northfield-Federal, Northfield-Delaware or Northfield Bank.
     Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank are not currently under audit with respect to their federal income tax returns and their federal income tax returns have not been audited for the past five years.
     Method of Accounting. For federal income tax purposes, Northfield-Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.
     Bad Debt Reserves. Historically, Northfield Bank was subject to special provisions in the tax law applicable to qualifying savings banks regarding allowable tax bad debt deductions and related reserves. Tax law changes were enacted in 1996 that eliminated the ability of savings banks to use the percentage of taxable income method for computing tax bad debt reserves for tax years after 1995, and required recapture into taxable income over a six-year period of all bad debt reserves accumulated after a savings bank’s last tax year beginning before January 1, 1988. Northfield Bank recaptured its post December 31, 1987, bad-debt reserve balance over the six-year period ended December 31, 2004.

     Northfield-Federal is required to use the specific charge off method to account for tax bad debt deductions.
     Taxable Distributions and Recapture. Prior to 1996, bad debt reserves created prior to 1988 were subject to recapture into taxable income if Northfield Bank failed to meet certain thrift asset and definitional tests or made certain distributions. Tax law changes in 1996 eliminated thrift-related recapture rules. However, under current law, pre-1988 tax bad debt reserves remain subject to recapture if Northfield Bank makes certain non-dividend distributions, repurchases any of its common stock, pays dividends in excess of earnings and profits, or fails to qualify as a “bank” for tax purposes.
     At December 31, 2009, the total federal pre-base year bad debt reserve of Northfield Bank was approximately $5.9 million.
     Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended, imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Northfield-Federal’s consolidated group has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.
     Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. However, as a result of recent legislation, subject to certain limitations, the carryback period for net operating losses incurred in 2008 or 2009 (but not both years) has been expanded to five years. At December 31, 2009, Northfield Bancorp Inc.’s consolidated group had no net operating loss carryforwards for federal income tax purposes.
     Corporate Dividends-Received Deduction. Northfield-Federal may exclude from its federal taxable income 100% of dividends received from Northfield Bank as a wholly-owned subsidiary by filing consolidated tax returns. The corporate dividends-received deduction is 80% when the corporation receiving the dividend owns at least 20% of the stock of the distributing corporation. The dividends-received deduction is 70% when the corporation receiving the dividend owns less than 20% of the distributing corporation.
State Taxation
     Northfield Bancorp, MHC and Northfield Bank report income on a calendar year basis to New York State. New York State franchise tax on corporations is imposed in an amount equal to the greater of (a) 7.1% (for 2007 and forward) of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York State, or (c) 0.01% of the average value of assets allocable to New York State plus nominal minimum tax of $250 per company. Entire net income is based on federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications.
     Northfield Bancorp, MHC and Northfield Bank report income on a calendar year basis to New York City. New York City franchise tax on corporations is imposed in an amount equal to the greater of (a) 9.0% of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York City, or (c) 0.01% of the average value of assets allocable to New York City plus nominal minimum tax of $250 per company. Entire net income is based on federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications.
     Northfield-Federal and Northfield Bank file New Jersey Corporation Business Tax returns on a calendar year basis. Generally, the income derived from New Jersey sources is subject to New Jersey tax. Northfield-Federal and Northfield Bank pay the greater of the corporate business tax at 9% of taxable income or the minimum tax of $1,200 per entity.
     At December 31, 2005, Northfield Bank did not meet the definition of a domestic building and loan association for New York State and City tax purposes. As a result, we were required to recognize a $2.2 million deferred tax liability for state and city thrift-related base-year bad debt reserves accumulated after December 31, 1987.
     Our state tax returns are not currently under audit or have not been subject to an audit during the past five years, except as follows. Our New York state tax returns for the years ended December 31, 2000, through December 31, 2006, were subject to an audit by the State of New York with respect to our operation of NSB Services Corp. as a Delaware corporation not subject to New York State taxation. In 2007, we concluded the audit by the State of New York with respect to our combined state tax returns for years 2000 through 2006.
     As a Delaware business corporation, Northfield-Delaware will be required to file an annual report with and pay franchise taxes to the state of Delaware.
MANAGEMENT
Shared Management Structure
     The directors of Northfield-Delaware are the same persons who are the directors of Northfield Bank. In addition, each executive officer of Northfield-Delaware is also an executive officer of Northfield Bank. We expect that Northfield-Delaware and Northfield Bank will continue to have common executive officers until there is a business reason to establish separate management structures.
Executive Officers of Northfield-Delaware and Northfield Bank
     The following table sets forth information regarding the executive officers of Northfield-Delaware and Northfield Bank. Age information is as of December 31, 2009. The executive officers of Northfield-Delaware and Northfield Bank are elected annually.

Name	Age	Position
John W. Alexander	60	Chairman of the Board, President and Chief Executive Officer
Kenneth J. Doherty	52	Executive Vice President, Chief Lending Officer
Madeline G. Frank	65	Senior Vice President, Corporate Secretary
Steven M. Klein	44	Executive Vice President, Chief Financial Officer
Michael J. Widmer	50	Executive Vice President, Operations
     The business experience for the past five years of each of our executive officers other than Mr. Alexander is set forth below. Unless otherwise indicated, executive officers have held their positions for at least the past five years.
     Kenneth J. Doherty joined Northfield Bank in 1988, and currently serves as Executive Vice President and Chief Lending Officer. Previously, Mr. Doherty worked with the Federal Home Loan Bank Board (the predecessor to the Office of Thrift Supervision).
     Madeline G. Frank joined Northfield Bank in 1983 and has served as Director of Human Resources of Northfield Bank since that time. Ms. Frank also serves as Corporate Secretary for Northfield-Federal and Northfield Bank.
     Steven M. Klein joined Northfield-Federal and Northfield Bank in March 2005 as Executive Vice President and Chief Financial Officer. Mr. Klein was an audit partner in the community banking practice of KPMG LLP from September 2003 to March 2005, and was employed by KPMG LLP beginning in 1986. Mr. Klein is a licensed certified public accountant in the State of New Jersey, and a member of the American Institute of Certified Public Accountants.
     Michael J. Widmer joined Northfield Bank in 2002 and currently serves as Executive Vice President, Operations. Mr. Widmer served as the Executive Vice President and Chief Financial Officer, and as a Director, of

Liberty Bancorp, Inc. and Liberty Bank, located in Avenel, New Jersey, until they were acquired by Northfield Bancorp, Inc. and Northfield Bank, respectively, in 2002.
Directors of Northfield-Delaware and Northfield Bank
     Northfield-Delaware has nine directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. Directors of Northfield Bank will be elected by Northfield-Delaware as its sole stockholder.
     The following details include for each of our directors: their age as of December 31, 2009; the year in which they first became a director; the year that their term expires; and their business experience for at least the past five years. With the exception of Ms. Catino, none of the directors listed below currently serves as a director, or served as a director during the past five years, of a publicly-held entity (other than Northfield-Federal). Ms. Catino serves on the board of directors of Middlesex Water Company, which is traded on the Nasdaq Stock Market, LLC under the symbol “MSEX.” The following also includes the particular experience, qualifications, attributes, or skills, considered by the Nominating and Corporate Governance Committee that led the Board to conclude that such person should serve as a director of Northfield-Federal. The mailing address for each person listed is 581 Main Street, Suite 810, Woodbridge, New Jersey 07095. Each of the persons listed as a director is also a trustee of Northfield Bancorp, MHC and a director of Northfield Bank.

Name, Age,
Director Since,
Term Expiration	Experience, Qualifications, Attributes, Skills
John W. Alexander, 60, director since 1997, term expires 2011	Business Experience: Mr. Alexander joined Northfield Bank in 1997, and has served as Chairman of the Board and Chief Executive Officer since 1998 and Chairman of the Board of Northfield-Federal since 2002. Mr. Alexander was also named President of Northfield Bank and Northfield-Federal in October 2006.

Reasons why this person should serve as a director: Mr. Alexander is a former tax partner with a national accounting and auditing firm, specializing in financial institution taxation and asset securitization. Mr. Alexander is a registered certified public accountant, with strong analytical and leadership skills. Mr. Alexander resides in Staten Island, New York, and is involved in local professional and community organizations including the Staten Island University Hospital, the Staten Island Economic Development Corporation, and the Northfield Bank Foundation.

John R. Bowen, 69, director since 2003, term expires 2013	Business and Other Experience: Mr. Bowen has over 35 years of experience in all aspects of community banking, and retired as the Chief Executive Officer of Liberty Bank, in 2002.

Reasons why this person should serve as a director: Mr. Bowen has extensive knowledge of banking regulation and internal control, and has strong risk assessment and leadership skills. Mr. Bowen also has extensive experience in loan origination and monitoring. Mr. Bowen is a resident of New Jersey and is involved in local professional and community organizations including the Gateway Regional Chamber of Commerce, and as director of the Northfield Bank Foundation.

Annette Catino, 53, director since 2003, term expires 2011	Business Experience: Since 1991 Ms. Catino has served as President and Chief Executive Officer of QualCare, Inc., Piscataway, New Jersey, a privately held company which is a managed care organization.

Reasons why this person should serve as a director: Ms. Catino has over 25 years of business experience in the healthcare industry. Ms. Catino has strong analytical and leadership skills and has extensive experience with healthcare, municipal, and state governmental entities. Ms. Catino also has the requisite qualifications to be designated as an audit committee financial expert under the SEC’s rules and regulations. Ms. Catino is a resident of New Jersey and is involved in local professional and community organizations including the Boards of Caucus Educational Corporation, the Val Skinner Foundation, and the Meridian Healthcare Perspective. She most recently served on Governor Christie’s transition committee on healthcare and was named by New Jersey Business as one of the top 50 most influential people in healthcare. In 2009, she received Monmouth University’s Distinguished Business Leadership Award for her civic and business leadership.

Name, Age,
Director Since,
Term Expiration	Experience, Qualifications, Attributes, Skills
Gil Chapman, 56, director since 2005, term expires 2013	Business Experience: Mr. Chapman has over 25 years of business experience, most recently owning and operating an automobile dealership in Staten Island, New York, which was sold in 2008.

Reasons why this person should serve as a director: Mr. Chapman has strong marketing, sales, and customer service assessment skills. Mr. Chapman also has significant experience in employee development and training. Mr. Chapman is a resident of New Jersey, and is involved in local professional and community organizations including the National Association of Corporate Directors and, as a former Staten Island businessman, the Staten Island Economic Development Corporation, and the Staten Island Urban League.

John P. Connors, Jr., 53, director since 2002, term expires 2011	Business Experience: Mr. Connors is the managing partner of the law firm of Connors & Connors, P.C., located in Staten Island, New York.

Reasons why this person should serve as a director: Mr. Connors has over 25 years of business experience as a practicing lawyer. Mr. Connors is admitted to practice in the state and federal courts of the States of New York and New Jersey and the District of Columbia. Mr. Connors has strong risk management skills, and in-depth knowledge of contract and professional liability law related to key areas of our operations. Mr. Connors also has knowledge of and relationships with many of the residents and businesses located in Staten Island, New York. Mr. Connors is a resident of Staten Island, and is involved in local professional and community organizations including the Richmond County Bar Association, Notre Dame Academy, The Heart Institute, and the Northfield Bank Foundation.

John J. DePierro, 69, director since 1984, term expires 2013	Business Experience: Mr. DePierro has over 45 years of business experience in the healthcare industry. Mr. DePierro is currently a consultant to the healthcare industry and is a retired Chief Executive Officer of a major Staten Island health care system.

Reasons why this person should serve as a director: Mr. DePierro has strong leadership skills, and extensive knowledge of corporate governance, as well as knowledge of and relationships with many of the residents and businesses located in Staten Island, New York. Mr. DePierro is a resident of Staten Island, New York, and is involved in local professional and community organizations including directorships at the Seton Foundation for Learning, Mount Manresa Jesuit Retreat House, and the Northfield Bank Foundation.

Name, Age,
Director Since,
Term Expiration	Experience, Qualifications, Attributes, Skills
Susan Lamberti, 67, director since 2001, term expires 2012	Business Experience: Ms. Lamberti was an educator with the New York City public schools until her retirement in 2002.

Reasons why this person should serve as a director: Ms. Lamberti has over 30 years of experience in the New York City Public School system. Ms. Lamberti has strong training and development skills, and has extensive knowledge of and relationships with many residents and businesses located in Staten Island, New York. Ms. Lamberti is a resident of Staten Island, and is involved in local professional and community organizations including the National Association of Corporate Directors, Sisters of Charity Housing Development Fund Corporation, Service Auxiliary of Staten Island University Hospital, and the Northfield Bank Foundation.

Albert J. Regen, 72, director since 1990, term expires 2012	Business Experience: Mr. Regen served as the President of Northfield Bank from 1990 until his retirement in September 2006.

Reasons why this person should serve as a director: Mr. Regen has over 30 years of experience in community banking. Mr. Regen has extensive knowledge in the treasury area as well as interest rate risk management. Mr. Regen is currently a resident of New Jersey and is a director of Northfield Bank Foundation. Mr. Regen was formerly a resident of Staten Island, New York and has extensive knowledge of and relationships with many of the residents and businesses located in Staten Island, New York.

Patrick E. Scura, Jr., 65, director since 2006, term expires 2012	Business Experience: Mr. Scura was an audit partner at KPMG LLP for 27 years, until his retirement in 2005.

Reasons why this person should serve as a director: Mr. Scura is a former audit partner with a national accounting and auditing firm, specializing in community banking. Mr. Scura has over 35 years of experience auditing public company financial institutions in New Jersey. Mr. Scura is a licensed certified public accountant, and has strong risk assessment, financial reporting, and internal control expertise. Mr. Scura also has extensive knowledge of and relationships with community banks in our market area. Mr. Scura has the requisite qualifications to be designated as an audit committee financial expert under the SEC’s rules and regulations. Mr. Scura resides in New Jersey, and is involved in local professional and community organizations including St. Peter’s College, and the American Institute of Certified Public Accountants.
Board Independence
     The Board of Directors affirmatively determines the independence of each director in accordance with Nasdaq Stock Market rules, which include all elements of independence as set forth in the listing requirements for Nasdaq securities. The Board of Directors has determined that each of the following non-employee Directors is independent of Northfield-Federal:

John R. Bowen	Susan Lamberti
Annette Catino	Albert J. Regen
Gil Chapman	Patrick E. Scura, Jr.
John J. DePierro

Codes of Conduct and Ethics
     Northfield-Federal has adopted a Code of Conduct and Ethics for Senior Financial Officers that is applicable to our chief executive officer, chief financial officer, and controller. The Code of Conduct and Ethics for Senior Financial Officers is available on our website at www.eNorthfield.com. Amendments to and waivers of the Code of Conduct and Ethics for Senior Financial Officers will be disclosed in the manner required by applicable law, rule, or listing standard.
     Northfield-Federal and Northfield Bank have also adopted a Code of Conduct and Ethics that is applicable to all employees, officers and directors, which is available on our website at www.eNorthfield.com. Employees, officers, and directors acknowledge annually that they will comply with all aspects of the Code of Conduct and Ethics for Employees, Officers, and Directors.
Transactions With Certain Related Persons
     Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits us from making loans to our executive officers and directors, but it contains a specific exemption from such prohibition for loans made by Northfield Bank to our executive officers and directors in compliance with federal banking regulations.
     The aggregate amount of our outstanding loans to our executive officers and directors and their related entities was approximately $800,000 at December 31, 2009. All of such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Northfield Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features. These loans were performing according to their original terms at December 31, 2009, and were made in compliance with federal banking regulations.
     Other Transactions. Stanley A. Applebaum, who retired from the Board May 27, 2009, and John P. Connors, Jr. are practicing attorneys who perform legal work directly for or on behalf of Northfield Bank. During the year ended December 31, 2009, Mr. Applebaum and Mr. Connors received fees, either from Northfield Bank, or directly from our customers, in connection with transactions with Northfield Bank, in the amounts of approximately $140,000 and $31,400, respectively. The Board of Directors authorizes the appointment of Mr. Applebaum and Mr. Connors each year, and the Compensation Committee of the Board of Directors reviews a summary of the services performed and the total fees paid for services on an annual basis. All transactions with Mr. Applebaum and Mr. Connors are in the ordinary course of business, and the terms and fees are considered to be consistent with those prevailing at the time for comparable transactions with other persons.
Director Compensation
     Every three years, director compensation is reviewed in detail by the Compensation Committee, in consultation with the Nominating and Corporate Governance Committee. The Compensation Committee considers, among other things, our size and complexity, as well as the responsibilities, marketplace availability of necessary skill sets, and the time commitment necessary for the Board, its committees, and its committee chairs, to adequately discharge their oversight role and responsibilities. The Compensation Committee utilizes the assistance of a third-party compensation consultant, Pearl Meyer & Partners (PM&P), and available peer and survey data, regarding director compensation at other comparable financial institutions, as part of this process. For interim years between detailed reviews, the Compensation Committee reviews current market conditions and trends in director compensation in consultation with its third-party compensation consultant. The Compensation Committee is scheduled to perform its detailed review of director (and executive) compensation in 2010.
     In December 2008, stockholders approved the Northfield-Federal 2008 Equity Incentive Plan. The objective of equity awards is to further align the interests of our employees and directors with those of other stockholders and reward sustained performance. In January 2009 the Compensation Committee granted equity awards to each director, consisting of 27,750 shares of restricted common stock, and 69,300 options to purchase shares of common stock at a price of $9.94 per share, representing the closing price of our common stock on the grant date. The equity awards vest in equal installments over a five-year period, commencing one year from the date of the grant.
     Prior to November 2007, we were a mutual organization and did not have equity compensation available to employees or directors. The Compensation Committee’s objectives in granting equity awards in January 2009 included further aligning the interests of directors with those of our other stockholders, consistent with comparable peers that recently completed initial public offerings, and with organizations that were established stock companies. The Compensation Committee consulted with PM&P during this process.
     The following table sets forth the Director and committee fee structure for the Board and its standing committees (all of which were due and payable in cash) for the year ended December 31, 2009. Directors who are also our employees receive no additional compensation for service as a director. Attendance fees, and one-fourth of any annual retainer, are paid on a quarterly basis, in arrears, unless a director elects to have such fees or a portion thereof, deferred under our non-qualified deferred compensation plan, described below.

	Board	Nominating and	Compensation	Audit
	of Directors	Corporate Governance	Committee	Committee
Annual Retainer	$30,000	—	—	—
Annual Retainer-Chair	—	$3,000	$4,000	$6,000
Per Meeting Attendance Fee	$1,250	$850	$850	$1,250
     All other committees of the Board receive, in cash, an $850 per meeting attendance fee and an annual committee chair retainer of $3,000. In addition, the Lead Independent Director receives an annual retainer of $3,000.
     We also pay directly or reimburse Directors for normal, customary, and necessary business expenses associated with relevant professional memberships, and participation in professional training seminars.

     The following table sets forth for the year ended December 31, 2009, certain information as to the total remuneration we paid our directors. Mr. Alexander does not receive separate compensation for his service as a director. The “Non-equity incentive plan compensation,” “Change in pension value and nonqualified deferred compensation earnings” and “All other compensation” columns have been omitted from the table because no director earned any compensation during the year ended December 31, 2009, of a type required to be disclosed in those columns.

	Fees earned or	Stock	Stock
	paid in cash (3)	Awards (4)(6)	Options (5)(6)	Total
Name	($)	($)	($)	($)
Stanley A. Applebaum (1) (2)	21,300	275,835	223,146	520,281
John R. Bowen	62,400	275,835	223,146	561,381
Annette Catino	66,600	275,835	223,146	565,581
Gil Chapman	66,400	275,835	223,146	565,381
John P. Connors, Jr. (1)	57,700	275,835	223,146	556,681
John J. DePierro	64,550	275,835	223,146	563,531
Susan Lamberti	60,450	275,835	223,146	559,431
Albert J. Regen	63,550	275,835	223,146	562,531
Patrick E. Scura, Jr.	74,950	275,835	223,146	573,931

(1)	During 2009, Messrs. Applebaum and Connors provided legal services to or for the benefit of Northfield Bank that are not included in the table above. See “—Transactions With Certain Related Persons” for a discussion of fees received for legal services provided in 2009.

(2)	Mr. Applebaum retired and was granted emeritus status on May 27, 2009.

(3)	Includes retainer payments, meeting fees, and committee and/or chairmanship fees earned during the calendar year, whether the director received payment of such amounts or elected to defer them.

(4)	Represents the aggregate grant date fair value of 27,750 shares of restricted stock awarded to each director on January 30, 2009, based upon a grant date stock price of $9.94 per share, which was the final reported sales price of our common stock on the date of the grant. The restricted stock awards vest in equal installments over a five-year period, commencing one year from the date of the grant.

(5)	Represents the aggregate grant date fair value of options to purchase 69,300 shares of our common stock awarded to each director on January 30, 2009. The options vest in equal installments over a five-year period, commencing one year from the date of the grant and have an exercise price of $9.94 per share, which was the final reported sales price of our common stock on the date of the grant. The grant date fair value was $3.22 per option and was determined using the Black-Scholes method assuming an option’s average life of 6.5 years; 2.17% risk free rate of return; 35.33% volatility; and 1.61% dividend yield.

(6)	At December 31, 2009, each Director held 27,750 unvested shares of restricted stock, and 69,300 unvested stock options with an exercise price of $9.94 per share.
Executive Compensation
Compensation Committee Report
     The Compensation Committee has reviewed and discussed the section entitled “Compensation Discussion and Analysis” included in this prospectus with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in this prospectus. The members of the Compensation Committee are: Annette Catino, who serves as Chairman; Gil Chapman; John J. DePierro; and Patrick E. Scura, Jr.
Compensation Discussion and Analysis
     Persons Covered. This discussion and analysis addresses compensation for 2009 for the following executive officers: John W. Alexander, Chairman, President and Chief Executive Officer; Steven M. Klein, Executive Vice President and Chief Financial Officer; Kenneth J. Doherty, Executive Vice President and Chief Lending Officer; Michael J. Widmer, Executive Vice President of Operations; and Madeline G. Frank, Senior Vice President and Corporate Secretary. These five executives are referred to in this discussion as the “Named Executive Officers.”

     Executive Summary. Prior to completing our initial public offering in November 2007, we were wholly-owned by our mutual holding company. As a mutually owned company, our compensation programs were, by nature, limited, and consisted primarily of base salary and annual cash incentive compensation.
     The key components of our compensation program continue to evolve and are being designed, augmented and modified, as appropriate, to ensure that we attract and retain superior financial services executive talent, and reward sustainable performance. We strive to create a compensation program that provides balance between shorter-term and longer-term performance, fixed and performance-based compensation, and cash and equity compensation. A primary objective of our current compensation program is to align the interests of our executives with those of our stockholders. Our 2009 compensation program included competitively benchmarked base salaries, a formal annual cash incentive compensation program directly linked to, among other things, our strategic objectives, and beginning in January 2009, an equity incentive plan. Notwithstanding unprecedented challenges in national and global economies and financial markets, our financial performance in 2009 continued to exceed that of our peers. We have remained committed to our disciplined and balanced approach to providing community banking services and utilizing the same philosophy in designing a compensation program that is consistent with effective risk management.
     Role of the Compensation Committee. The Compensation Committee of the Board of Directors is responsible for overseeing and approving, subject to ratification by the Board of Directors, the compensation of the Named Executive Officers, including the Chief Executive Officer. As part of these duties, the Committee administers our cash and equity incentive compensation plans and conducts an annual performance review of the Chief Executive Officer and, in consultation with the Chief Executive Officer, reviews the performance of the other Named Executive Officers. The Board of Directors has ultimate authority to ratify the compensation of all Named Executive Officers, including the Chief Executive Officer.
     The Compensation Committee also reviews, oversees, and approves the management and implementation of Northfield Bank’s employee benefit plans. The Committee has a formal charter that describes the Committee’s scope of authority and its duties.
     The Compensation Committee consists of four Directors, all of whom are “independent” as set forth in the listing requirements for Nasdaq securities. The Nominating and Corporate Governance Committee of the Board of Directors evaluates the independence of Committee members at least annually, using the standards contained in Nasdaq listing requirements. This evaluation, and the determination that each member of the Committee is independent, was made most recently in March 2010.
     Role of Executives in Committee Activities. The executive officers who serve as a resource to the Compensation Committee are the Chief Executive Officer, the Chief Financial Officer, and the Director of Human Resources. Executives provide the Compensation Committee with input regarding employee compensation philosophy, processes, and decisions for employees other than Named Executive Officers. This communication assists in the design and alignment of compensation programs throughout Northfield Bank. In addition to providing factual information such as company-wide performance on relevant measures, these executives articulate management’s views on current compensation programs and processes, recommend relevant performance measures to be used for future evaluations, and otherwise supply information to assist the Compensation Committee. The Chief Executive Officer also provides information about individual performance assessments for the other Named Executive Officers, and expresses to the Compensation Committee his views on the appropriate levels of compensation for the other Named Executive Officers for the ensuing year. At the request of the Compensation Committee, the Chief Financial Officer communicates directly with third-party consultants, providing third-party consultants with company-specific data and information, and assisting in the evaluation of the estimated financial effect regarding any proposed changes to the various components of compensation.
     Executives participate in Committee activities purely in an informational and advisory capacity and have no vote in the Committee’s decision-making process. The Chief Executive Officer and Chief Financial Officer do not attend those portions of Compensation Committee meetings during which their performance is evaluated or their compensation is being determined. No executive officer other than the Chief Executive Officer attends those portions of Compensation Committee meetings during which the performance of the other Named Executive Officers is evaluated or their compensation is being determined. In addition, the Compensation Committee meets in executive session as appropriate.
     Use of Consultants. The Compensation Committee periodically engages an independent compensation consultant to assist it in the compensation process for Named Executive Officers. The consultant is retained by and reports directly to the Compensation Committee. The Compensation Committee places no restrictions on the consultant within the scope of contracted services and such consultant is not engaged by management for any purpose. The consultant provides expertise and information about competitive trends in the employment marketplace, including established and emerging compensation practices at other companies. The consultant also provides proxy statement and survey data, and assists in assembling relevant comparison groups for various purposes and establishing benchmarks for base salary, equity awards, and cash incentives from the comparison group proxy statement and survey data.
     For 2009, the Compensation Committee engaged PM&P, an independent compensation consulting firm, as its advisor on executive and Board compensation matters. During 2009, PM&P assisted the Compensation Committee in making equity award recommendations for Directors, Named Executive Officers, and other employees under our 2008 Equity Incentive Plan, as well as provided support in the development of the 2009 cash incentive plan. In addition, PM&P performed a market update on executive compensation data it prepared as part of the Compensation Committee’s comprehensive review conducted in 2007 for Named Executive Officers. Although the Committee undertakes a comprehensive assessment every three years, it utilizes PM&P to provide ongoing market trends and guidance for pay structures each year.
     Compensation Objectives and Philosophy. The overall objectives of our compensation program are to retain, motivate, and reward employees and officers (including the Named Executive Officers) for sustained performance, and to provide competitive compensation to attract talent to our organization. The methods used to achieve these goals for Named Executive Officers are influenced by the compensation and employment practices of our competitors within the financial services industry, and elsewhere in the marketplace, for executive talent. Other considerations include each Named Executive Officer’s individual performance in achieving both financial and non-financial corporate goals.
     Our compensation program is designed to reward the Named Executive Officers based on their level of assigned management responsibilities, individual experience and performance levels, and knowledge of banking and our business. The creation of long-term value is highly dependent on the development and effective execution of our business strategy by our executive officers.
     Factors that influence the design of our executive compensation program include, among other things, the items listed below.
•	We operate in a highly regulated industry, and we value industry-specific experience that promotes the safe and sound operation of Northfield Bank.

•	We value executives with sufficient experience in our markets relating to the behavior of our customers, products, and investments in various phases of the economic cycle.

•	We operate in interest rate and credit markets that are often volatile. We value disciplined decision-making that respects our business plan but adapts appropriately to change.

•	We value the retention and development of performing incumbent executives. Recruitment of executives can have substantial monetary costs, unpredictable outcomes, and a disruptive effect on our operations.
     Our 2009 compensation program for our Named Executive Officers includes three key components. The first component is base salary, which is designed to provide a reasonable level of predictable income commensurate with market standards of the position held. The second component is an annual cash incentive plan, designed to reward our executives for attaining specific performance goals that support our strategic objectives, and the third component, which was added in January 2009, is the granting of equity incentive awards in the form of shares of common stock, and options to purchase shares of common stock at a specified price. We also provide benefits and perquisites to the Named Executive Officers at levels that are competitive and appropriate for their roles.
     Benchmarking. Our compensation program is periodically evaluated in relation to benchmark data derived from information reported in publicly-available proxy statements and from market survey data. The Compensation Committee will generally review and consider updated peer proxy and market survey compensation data every three years. In 2007, the Compensation Committee engaged PM&P to assist it in completing a comprehensive competitive review. The Compensation Committee selected the following companies for use in benchmarking Named Executive Officers’ 2007 compensation package. Although the Compensation Committee seeks to update the comprehensive analysis every three years, PM&P reviewed and updated the data in November 2008 to reflect appropriate market movement and provide the Compensation Committee with ongoing perspective of our pay practices. The peer group used for the 2007 analysis is listed below and was selected based upon similar asset size, geographic region, and business model to us.

Dime Community Bancshares, Inc.	State Bancorp, Inc.	Synergy Financial Group, Inc.
TrustCo BankCorp NY	Bancorp Rhode Island, Inc.	First of Long Island Corporation
Provident New York Bancorp	Suffolk Bancorp	Berkshire Bancorp, Inc.
Flushing Financial Corporation	Rockville Financial, Inc.	Benjamin Franklin Bancorp, Inc.
Oceanfirst Financial Corp.	Oritani Financial Corp.	Roma Financial Corporation
Kearny Financial Corp.	United Financial Bancorp, Inc.	Clifton Savings Bancorp, Inc.
Sterling Bancorp	Westfield Financial, Inc.
     Assembling the Components of Compensation. The Compensation Committee analyzes the level and relative mix of executive compensation by component (e.g., base salary, incentives, and benefits) and in the aggregate. The Chief Executive Officer provides recommendations to the Committee relating to compensation to be paid to the Named Executive Officers other than himself. Based on their analysis, the Compensation Committee approves each Named Executive Officer’s compensation, subject to ratification by the Board of Directors.
     When evaluating the mix of total compensation, the Compensation Committee considers among other things, general market practices, benchmarking studies conducted by the consultant, the alignment of cash and equity incentive awards with our strategic objectives and performance, and the desire to reward performance through incentive compensation within Board-approved risk parameters. The Compensation Committee seeks to create appropriate incentives without encouraging behaviors that result in undue risk. These components are periodically evaluated in relation to benchmark data derived from information reported in publicly-available proxy statements and from market survey data.
     Base Salary. Base salary is designed to provide a reasonable level of predictable income commensurate with market standards of the position held adjusted for specific job responsibilities assigned, individual experience, and demonstrated performance. Named Executive Officers are eligible for periodic adjustments to their base salary as a result of changes in the cost of living, individual performance, updated market analysis, or significant changes in their duties and responsibilities. The Compensation Committee annually reviews and approves base salaries, and changes thereto, for Named Executive Officers, including our Chief Executive Officer.
     Base salary amounts for 2009 were determined based on a review of peer proxy and survey data provided by PM&P in 2007, and updated in November 2008 by PM&P. The Compensation Committee reviewed the 50th percentile of peer proxy and survey data, and a pay range around the median to allow for recognition of each Named Executive Officer’s specific experience, responsibilities and performance, estimated value in the marketplace, and the Committee’s view of each Named Executive Officer’s role in our future success. For 2009, the Compensation Committee generally targeted base salary compensation at the 65th percentile for each of the Named Executive Officers.

     The Committee considered the responsibility, significant experience, contributions, and performance of each Named Executive Officer, their value in the marketplace, and their critical roles in our future successes, and determined in December 2008, that existing base salaries properly reflected these factors and made a determination not to change base salaries for any Named Executive Officers in 2009, with the exception of Mr. Widmer, whose annual base salary was increased by 4.5%, to $230,000.
     Cash Incentives. The Compensation Committee developed and implemented a Management Incentive Plan (the “Cash Incentive Plan,” or “CIP”) for 2009. The Cash Incentive Plan provides performance-based annual cash incentives to reward our Named Executive Officers for the execution of specific financial and non-financial elements of our strategic business plan, as well as, individual goals related to each executive’s function area. The Cash Incentive Plan requires that we achieve our designated corporate goal for an individual to earn a percentage of the total cash award available under the Cash Incentive Plan. The CIP also provides that Named Executive Officers must achieve individual goals, as determined by the Compensation Committee, to receive the remaining percentage of the total cash award available to him or her under the CIP.
     The Compensation Committee evaluates the reasonableness and likelihood of attaining designated incentive goals, including stretch goals, in an effort to ensure that such targets appropriately reward performance, but do not encourage undue risk taking. Actual performance over the applicable measurement period may exceed or fall short of the targets resulting in the Named Executive Officer receiving an annual incentive cash award that is above or below the initial targeted level. Annual incentive cash awards granted in prior years are not taken into account by the Compensation Committee in the process of setting performance targets for the current year. The Committee believes that doing so would be inconsistent with the underlying reasons for the use of incentive compensation.
     Risk Assessment and Related Considerations. During 2009, the Compensation Committee, in consultation with PM&P, and with the assistance of the Chief Executive Officer and Chief Financial Officer, performed a risk assessment of our compensation program (including cash incentive compensation) for all employee levels within our organization. The objective of the review was to determine if the compensation programs, at all employee levels, encouraged behavior that exposed us to unacceptable levels of risk in relation to its business model. The review evaluated the balance of compensation elements between cash and equity, fixed versus variable compensation, and long-term versus short-term compensation. The review considered the level of potential cash incentive compensation as compared to base salary, the focus of individual goals, and the number, weighting, and balance of goals, as well as internal controls in place to mitigate possible high risk behaviors.
     Based upon its risk assessment, the Compensation Committee concluded that the compensation programs (including cash incentive compensation) for all employee levels were based on balanced performance metrics that were reasonable in relation to base salary, and promoted disciplined progress towards longer-term strategic goals. The Compensation Committee also concluded that the compensation programs did not motivate improper risk taking, and are not reasonably likely to have a material adverse effect on us.
     2009 Cash Incentive Plan. For 2009, the Compensation Committee set a “target” total cash incentive award of 15% of base salary for each Named Executive Officer. The actual cash incentive award range was defined as 7.5% for “threshold” performance and 22.5% for “stretch” performance, of base salary. These targets were intentionally set lower than current market practice as part of our shift from its compensation philosophy as a mutually owned bank (greater focus on cash compensation weighted towards base salary) to that of a public company (which includes equity compensation and a greater weighting of compensation towards long-term incentive compensation rather than short-term incentives).
     The Compensation Committee established one shared corporate goal (the “Corporate Goal”) and individual performance goals for each Named Executive Officer. The target Corporate Goal measured the attainment of the Board-approved budgeted net income (before taxes) of approximately $18.1 million. The stretch goal was 120% or greater of budgeted net income (before taxes) and the threshold was 90% of budgeted net income (before taxes). If 80% of budgeted net income (before taxes) is not achieved, Named Executive Officers are not eligible to receive incentive payments for achievement of their individual performance goals.

     Individual performance goals were aligned with our strategic business plan and focused on the following areas:

Name	Individual Performance Goals
John W. Alexander	Effectuate a capital deployment strategy;
Develop and execute upon a customer satisfaction enhancement program; and
Enhance profitability and manage enterprise risk, while ensuring liquidity and interest rate risk remain within Board approved parameters

Steven M. Klein	Implement formal leverage strategies to meet specified pre-tax net income targets (threshold-$720,000, target-$800,000, stretch-$960,000) within Board approved interest rate risk parameters;
Maintain or reduce budgeted non-interest expense within Board approved levels (threshold-$100,000, target-$150,000, stretch-$200,000); and
Adapt reporting processes to monitor and support strategic plan

Kenneth J. Doherty	Originate loans to specified targets (threshold-$105 million, target-$117 million, stretch-$140 million), while minimizing credit risk;
Implement automated credit underwriting and monitoring systems; and Enhance credit monitoring reports to the Risk Committee of the Board

Michael J. Widmer	Increase outstanding deposits to specified targets (threshold-$58 million, target-$65.4 million, stretch-$77.4 million);
Convert core bank systems to new data processor;
Expand deposit franchise, and enhance brand;
Finalize agreements, develop construction plans on existing sites; and
Identify and evaluate potential branch sites

Madeline G. Frank	Develop automated accounting and reporting system for equity awards; Implement a formal new hire evaluation program to identify individuals with desired customer service skill sets; and
Implement an employee satisfaction survey, evaluate results and implement upon a management approved response
     Of our Chief Executive Officer’s potential cash incentive award, 85% was based on the achievement of the Corporate Goal, and 15% was based on the attainment of his individual goals. Of our other Named Executive Officers’ potential cash incentive awards, 75% was based on the achievement of their Corporate Goal, and 25% was based on the attainment of individual goals.
     In evaluating actual performance as compared to the established Corporate Goal, the Compensation Committee may, at its discretion, exclude items that are considered non-recurring in nature. In addition, the Cash Incentive Plan permitted the Compensation Committee to increase or decrease a cash incentive award based upon its consideration of a Named Executive Officer’s performance or achievements.
     2009 Award Determinations. In February 2010, the Compensation Committee evaluated achievement of the Corporate Goal. Our reported 2009 net income (before taxes) was $18.7 million, which exceeded our “target” goal of $18.1 million. In accordance with the Cash Incentive Plan, the Corporate Goal “target” award of 12.75% (15% target award times 85% weighting) for Mr. Alexander, and 11.25% (15% target award times 75% weighting) for all other Named Executive Officers increased (on a pro-rata basis) to approximately 13.6% (16% pro-rata award times 85% weighting) for Mr. Alexander, and 12.0% (16% pro-rata award times 75% weighting) for all other

Named Executive Officers. The Compensation Committee made no upward adjustments to our 2009 reported net income (before taxes) in evaluating achievement of the Corporate Goal.
     The remaining 15% of Mr. Alexander’s eligible award, and 25% of each other Named Executive Officer’s eligible award was determined based on each executive’s attainment of individual goals, which were evaluated by the Compensation Committee in its annual evaluation of each Named Executive Officer’s performance. In February 2010, the Compensation Committee concluded that Mr. Alexander and Ms. Frank had achieved each of their individual performance goals and determined that the “target” award (no “stretch” goals were assigned to Mr. Alexander or Ms. Frank) was earned by each of them for all assigned goals. The Compensation Committee also concluded that Messrs. Klein, Doherty, and Widmer had substantially met each of their assigned goals at the “target” level, except for their goals related to implementing leverage strategies, loan originations, and expanding the deposit franchise, respectively, which were achieved at the “stretch” payout level.
     Mr. Alexander’s corporate goal cash incentive payout was $92,178. Mr. Alexander’s individual goal cash incentive payout of $15,210 for 2009 reflects the Compensation Committee’s assessment of his attainment of his “target” goal related to his leadership in developing and executing a customer satisfaction program. The Committee also evaluated Mr. Alexander’s leadership in achieving our core strategic business goals, including effective capital deployment, and continual improvement in customer service. The Compensation Committee attributed our results to Mr. Alexander’s vision for our organization and discipline in adhering to our conservative business model focused on conservative credit underwriting and securities investments, franchise growth, and operating expense discipline.
     Mr. Klein’s corporate goal cash incentive payout was $36,095. Mr. Klein’s individual goal cash incentive payout of $14,062 for 2009 reflects the following: achievement of his “stretch” goal for executing securities leveraging opportunities in a volatile market that contributed to net interest income at or above the stretch level of $960,000, and the attainment of his “target” goal of reducing budgeted non-interest expense by $150,000. The Committee excluded the effect of the following items from reported non-interest expense: FDIC Deposit Insurance special assessment of approximately $1 million, $600,000 in deferred compensation plan expense associated with market adjustments in the underlying plan assets, and approximately $600,000 in loan workout professional fees and collateral valuation adjustments associated with other real estate owned.
     Mr. Doherty’s corporate goal cash incentive payout was $33,688. Mr. Doherty’s individual goal cash incentive payment of $8,750 for 2009 reflects the following: achievement of his “stretch” goal for loan originations exceeding $140 million; achievement of his “target” goal related to implementation of credit monitoring software; and achievement of his “target” award related to enhancing credit monitoring reporting to the Board. The Compensation Committee also considered Mr. Doherty’s goal related to minimizing credit risks in the loan portfolio. The Committee noted that credit deterioration occurred in the industry and not just at Northfield, and appropriate actions were taken to minimize credit risk, including formation of a credit department, and a loan operations department. However, the Committee believes that certain actions could have been implemented more timely and a reduction of Mr. Doherty’s individual incentive award in the amount of $3,500 was made.
     Mr. Widmer’s corporate goal cash incentive payout was $27,673. Mr. Widmer’s individual cash incentive payment of $9,703 for 2009 reflects the following: achievement of his “stretch” goal for deposit growth exceeding $77.4 million, achievement of his “target” goal related to the conversion to a new operating system, achievement of his “target” goal for our opening or constructing two new branches, and achievement of his “target” goal for committing to one new branch location in New Jersey.
     Ms. Frank’s corporate goal cash incentive payout was $20,454. Ms. Frank’s individual cash incentive payment of $6,375 for 2009 reflects achievement of her “target” goal related to the planning and implementation of an employee satisfaction survey, and the development and execution of a planned response to the survey results.

     For 2009, the Named Executive Officers’ total “target” award opportunities, and actual incentives awarded as a percentage of “target” are detailed below.

			Actual Award as a
			percentage of
	Target Award		Target Award
	Opportunity	Actual Award	Opportunity
Name	($)	($)	(%)
John W. Alexander	101,400	107,388	105.9
Steven M. Klein	45,000	50,157	111.5
Kenneth J. Doherty	42,000	42,438	101.0
Michael J. Widmer	34,500	37,376	108.3
Madeline G. Frank	25,500	26,829	105.2
     Equity Awards. In December 2008, stockholders approved the Northfield-Federal 2008 Equity Incentive Plan. The objective of equity awards is to further align the interests of our executives with those of stockholders and reward sustained performance. In January 2009 the Compensation Committee granted equity awards in the form of common stock, and options to purchase common stock at $9.94 per share, representing the closing price of our common stock on the grant date, to each of the Named Executive Officers. The equity awards vest in equal installments over a five-year period, commencing one year from the date of the grant. The Compensation Committee consulted with PM&P during this process.
     Prior to November 2007, we were a mutual organization and did not have equity compensation available to employees. The Compensation Committee’s objective in granting equity awards in January 2009 was to provide employees with a substantial equity interest in us, consistent with comparable peers that recently completed initial public offerings.
     Broad-based benefits. We also provide to our Named Executive Officers certain broad-based benefits available to all of our qualifying employees, as well as fringe benefits and perquisites, and restoration and other termination benefits, not generally available to all qualifying employees.
     The following summarizes the significant broad-based benefits in which the Named Executive Officers were eligible to participate in 2009:
•	a defined contribution 401(k) retirement plan and discretionary profit-sharing plan;

•	an employee stock ownership plan;

•	medical coverage (all employees share between 20% to 30% of the cost, depending on their elections);

•	pre-tax health and dependent care spending accounts; and

•	group life insurance coverage (death benefit capped at $750,000, with the value of the death benefit over $50,000 being reported as taxable income to all employees).
     The Northfield Bank Employee Stock Ownership Plan was established effective January 1, 2007. The employee stock ownership plan allocates a certain number of shares of our common stock on an annual basis, which are allocated among plan participants primarily on the basis of eligible compensation in the year of allocation, subject to Internal Revenue Code limitations. All eligible employees, including Named Executive Officers, participate in the plan and received an allocation of common stock for 2009.

     Executive Benefits and Perquisites. In addition to the broad-based benefits described above, the Named Executive Officers received the following fringe benefits and perquisites in 2009:
•	all Named Executive Officers may participate in a non-qualified deferred compensation plan. The plan provides restoration of benefits capped under Northfield Bank’s broad-based benefits due to Internal Revenue Code salary limitations or limitations due to participation requirements under tax-qualified plans. The plan also permits elective salary and cash incentive award deferrals;

•	Messrs. Klein, Doherty, and Widmer received a monthly automobile allowance of $800;

•	all Named Executive Officers pay for and are provided with reimbursement for long-term disability insurance coverage;

•	Messrs. Alexander, Klein, Doherty, and Widmer are reimbursed for appropriate spousal expenses for attendance at business events; and

•	Messrs. Alexander, Klein, Doherty, and Widmer are provided a cellular phone allowance of $100 per month for business usage. We also reimburse individuals for the cost of cellular phone equipment.
     We incur the expense of one country club membership and related expenses for Mr. Alexander. Mr. Alexander reimburses Northfield Bank for personal expenses pertaining to club usage. In lieu of a monthly automobile allowance, Mr. Alexander receives use of an automobile (including all operating expenses) leased by Northfield Bank for business and personal use. Personal use of the automobile is reported as taxable income to Mr. Alexander. In addition, Northfield Bank pays an annual premium on a whole-life insurance policy for the benefit of Mr. Alexander.
     The Compensation Committee reviews the other components of executive compensation (broad-based benefits and executive perquisites) on an annual basis. Changes to the level or types of broad-based benefits within these categories, including considerations relating to the addition or elimination of benefits and plan design changes, are made by the Compensation Committee on an aggregate basis with respect to the group of employees entitled to those benefits, and not necessarily with reference to a particular Named Executive Officer’s compensation. Decisions about these components of compensation are made without reference to the Named Executive Officers’ salary and annual cash incentives, as they involve issues of more general application and often include consideration of trends in the industry or in the employment marketplace.
     Employment Agreements. In addition to the components of executive compensation described above, Messrs. Alexander, Klein, Doherty, and Widmer are each parties to employment agreements with Northfield Bank. See “Employment Agreements” for a description of these agreements and “Potential Payments to Named Executive Officers” for information about potential payments to these individuals upon termination of their employment with Northfield Bank.
     The executive employment agreements are designed to allow us to retain the services of the designated executives while reducing, to the extent possible, unnecessary disruptions to our operations. In addition, the Compensation Committee believes that the employment agreements better align the interests of the executive with those of our stockholders. The Compensation Committee believes that these agreements allow executives to more objectively evaluate opportunities for stockholders without causing undue personal financial conflicts.
     The Compensation Committee reviewed prevailing market practices, consulted with PM&P on the competitiveness and reasonableness of the terms of the agreements, and negotiated the agreements with the individuals. The Compensation Committee believes such agreements are common and necessary to retain executive talent.

     The agreements are for a three-year period, are reviewed for renewal annually by the Compensation Committee of the Board of Directors, and provide for salary and incentive cash compensation payments, as well as additional post-employment benefits, primarily health benefits, under certain conditions, as defined in the employment agreements. See “—Employment Agreements” for further discussion.
     Exceptions to Usual Procedures. The Compensation Committee may recommend to the Board of Directors that they approve the payment of special cash compensation to one or more Named Executive Officers in addition to payments approved during the normal annual compensation-setting cycle. The Committee may make such a recommendation if it believes it would be appropriate to reward one or more Named Executive Officers in recognition of contributions to a particular project, or in response to competitive and other factors that were not addressed during the normal annual compensation-setting cycle. The Compensation Committee did not make any such recommendation related to our Named Executive Officers for 2009.
     The Committee will consider off-cycle compensation adjustments whenever a Named Executive Officer’s status, role or responsibilities change, or an executive officer is hired. The Committee may depart from the compensation guidelines it would normally follow for executives in the case of outside hires.
     The Compensation Committee considers, but is not bound by, the tax treatment of each component of compensation. Under Section 162(m) of the Internal Revenue Code, annual compensation paid to a Named Executive Officer is not deductible if it exceeds $1 million unless it qualifies as “performance-based compensation” as defined in the Internal Revenue Code and related tax regulations. Base salary is not a form of performance-based compensation. Fringe benefits and perquisites also do not qualify as performance-based compensation. Annual incentive cash awards may qualify as a form of performance-based compensation under the income tax regulations. In 2009, and for prior years, we were not subject to tax deduction limitations under Section 162(m).
     Committee Actions During 2009 Affecting 2010 Compensation, and Other Actions by the Committee.
     Every three years, executive compensation is reviewed in detail by the Compensation Committee. The Compensation Committee is scheduled to perform its detailed review of executive compensation in 2010. Typically, the review commences in the middle of the year after peer proxy information becomes readily available. In 2009, the Compensation Committee reviewed current compensation trends and practices, in consultation with PM&P, and made a determination that Named Executive Officers’ base salaries for 2010 would remain unchanged from 2009 until such review was complete.
     In December of 2009, the Compensation Committee approved a 2010 cash incentive compensation plan, with a similar structure to our 2009 cash incentive compensation plan. The plan contains similar terms and conditions as our prior year plan. The “threshold,” “target,” and “stretch” award payouts are 10%, 20%, and 30%, respectively, with a “Corporate Goal” that can be earned based upon our achieving at least 90% of Board-approved budgeted net income (before income taxes), and “individual awards” that are based on the achievement of goals aligned with our strategic objectives.
Compensation Tables
     Summary Compensation Table. The following table sets forth for the three years ended December 31, 2009, certain information as to the total remuneration we paid to Mr. Alexander, who serves as Chairman of the Board, President and Chief Executive Officer, Mr. Klein, who serves as Executive Vice President and Chief Financial Officer, and the three most highly compensated executive officers of Northfield-Federal or Northfield Bank other than Messrs. Alexander and Klein. The “Bonus” and “Change in Pension Value and Nonqualified Deferred Compensation Earnings” columns have been omitted from the Summary Compensation Table because no listed individual earned any compensation during the years ended December 31, 2009, 2008, or 2007 of a type required to be disclosed in those columns.

Summary Compensation Table
				Option	Non-equity
			Stock	Awards	incentive plan	All other
		Salary	Awards (2)	(3)	compensation	compensation	Total
Name and principal position	Year	($)	($)	($)	($)	(1) ($)	($)
John W. Alexander, Chairman of	2009	676,000	1,669,920	1,356,425	107,388	141,951	3,951,684
the Board, President and Chief	2008	676,000	—	—	67,600	137,761	881,361
Executive Officer	2007	750,000	—	—	75,000	165,896	990,896

Steven M. Klein, Executive Vice	2009	300,000	778,302	661,710	50,157	53,422	1,843,591
President and Chief Financial	2008	300,000	—	—	31,250	48,384	379,634
Officer	2007	300,000	—	—	30,000	54,620	384,620

Kenneth J. Doherty, Executive	2009	280,000	725,620	618,240	42,438	53,540	1,719,838
Vice President and Chief	2008	280,000	—	—	29,750	45,853	355,603
Lending Officer	2007	280,000	—	—	28,000	52,276	360,276

Michael J. Widmer, Executive	2009	230,000	596,400	507,955	37,376	46,325	1,418,056
Vice President, Operations	2008	220,000	—	—	23,375	40,141	283,516
	2007	220,000	—	—	22,000	43,642	285,642

Madeline G. Frank, Senior Vice	2009	170,000	132,202	85,330	26,829	28,896	443,257
President and Corporate	2008	170,000	—	—	17,000	23,280	210,280
Secretary	2007	170,000	—	—	17,000	27,824	214,824

(1)	The individuals listed in this table participate in certain medical and dental coverage plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation. The amount shown for each individual for the year ended December 31, 2009, includes our direct out-of-pocket costs (reduced for Mr. Alexander, in the case of the figures shown for automobiles by the amount that we would otherwise have paid in cash reimbursements during the year for business use) for the following items:

	Mr. Alexander	Mr. Klein	Mr. Doherty	Mr. Widmer	Ms. Frank
Employer contributions to qualified and non-qualified deferred compensation plans (including 401(k), ESOP and non-qualified deferred compensation plans)	$75,485	$38,346	$38,101	$32,828	$24,596
Life insurance premiums	38,900	2,592	3,240	1,987	2,203
Long-term disability	2,180	968	903	710	497
Automobile	12,768	9,600	9,600	9,600	—
Club dues	10,118	—	—	—	—
Travel expense for spouse to accompany on business travel	1,300	716	496	—	—
Other*	—	—	—	—	1,600
Reimbursement for business cell phone and data usage	1,200	1,200	1,200	1,200	—

Total	$141,951	$53,422	$53,540	$46,325	$28,896

(2)	Represents the aggregate grant date fair value of restricted stock awarded to the employee on January 30, 2009, based upon a grant date stock price of $9.94 per share, which was the final reported sales price of our common stock on the date of the grant. The restricted stock awards vest in equal installments over a five-year period, commencing one year from the date of the grant. No forfeitures were assumed in calculating the aggregate grant date fair value.

(3)	Represents the aggregate grant date fair value of options to purchase shares of common stock awarded to each employee on January 30, 2009. The options vest in equal installments over a five-year period, commencing one year from the date of the grant and have an exercise price of $9.94 per share, which was the final reported sales price of the common stock on the date of the grant. The grant date fair value was $3.22 per option and was determined using the Black-Scholes method assuming an option’s average life of 6.5 years; 2.17% risk free rate of return; 35.33% volatility, and 1.61% dividend yield. No forfeitures were assumed in calculating the aggregate grant date fair value.

*	Amount represents an annual discretionary stipend provided to employees whose work location was moved from New York to New Jersey.

     Plan-Based Awards. As further discussed in “Compensation Discussion and Analysis—Assembling the Components of Compensation,” we maintained a cash incentive award program and equity incentive award program (both based upon Board- and stockholder-approved plans) for our Named Executive Officers for the year ended December 31, 2009. The following table sets forth for the year ended December 31, 2009, certain information as to grants of plan-based cash and equity awards.

Grants of Plan-based Awards Table — 2009
					All other	All other		Grant
					stock	option	Exercise	date fair
					awards:	awards:	or base	value of
		Estimated future payouts under			number of	number of	price of	stock and
		non-equity incentive plan awards			shares of	securities	option	option
		Threshold	Target	Maximum	stock or	underlying	awards	awards (1)
Name	Grant date	($)	($)	($)	units	options	($)	($)
John W. Alexander	01/14/09	50,700	101,400	152,100	—	—	—	—
	01/30/09	—	—	—	168,000	—	—	1,669,920
	01/30/09	—	—	—	—	421,250	9.94	1,356,425

Steven M. Klein	01/14/09	22,500	45,000	67,500	—	—	—	—
	01/30/09	—	—	—	78,300	—	—	778,302
	01/30/09	—	—	—	—	205,500	9.94	661,710

Kenneth J. Doherty	01/14/09	21,000	42,000	63,000	—	—	—	—
	01/30/09	—	—	—	73,000	—	—	725,620
	01/30/09	—	—	—	—	192,000	9.94	618,240

Michael J. Widmer	01/14/09	17,250	34,500	51,750	—	—	—	—
	01/30/09	—	—	—	60,000	—	—	596,400
	01/30/09	—	—	—	—	157,750	9.94	507,955

Madeline G. Frank	01/14/09	12,750	25,500	38,250	—	—	—	—
	01/30/09	—	—	—	13,300	—	—	132,202
	01/30/09	—	—	—	—	26,500	9.94	85,330

(1)	See footnotes 2 and 3 to the Summary Compensation Table for further information regarding grant date fair value of restricted stock and option awards.
     The following table sets forth certain information regarding stock awards and stock options outstanding at December 31, 2009:

	Option Awards					Stock Awards
						Number	Market
		Number of	Number of			of shares	value of
		securities	securities			or units	shares or
		underlying	underlying			of stock	units of
		unexercised	unexercised	Option		that	stock that
		options	options	exercise	Option	have not	have not
	Grant	(exercisable)	(unexercisable)	price	expiration	vested	vested (2)
Name	date	(#)	(#)	($)	date (1)	(#)	($)
John W. Alexander	01/30/09	—	421,250	9.94	01/30/19	168,000	2,271,360
Steven M. Klein	01/30/09	—	205,500	9.94	01/30/19	78,300	1,058,616
Kenneth J. Doherty	01/30/09	—	192,000	9.94	01/30/19	73,000	986,960
Michael J. Widmer	01/30/09	—	157,750	9.94	01/30/19	60,000	811,200
Madeline G. Frank	01/30/09	—	26,500	9.94	01/30/19	13,300	179,816

(1)	Stock options expire if unexercised 10 years from the grant date.

(2)	Amount is based on a $13.52 per share closing price of our common stock on December 31, 2009.
     There were no options exercised or restricted stock vested during the year ended December 31, 2009.
     Nonqualified Deferred Compensation Plan. Northfield Bank maintains a non-qualified deferred compensation plan to provide for the elective deferral of non-employee director fees by participating members of the Board of Directors, and the elective deferral of compensation and/or performance-based compensation payable to eligible employees of Northfield Bancorp, MHC and Northfield Bank. A designated amount of director fees, compensation and/or performance based compensation may be deferred until one of the specified events in the plan occurs, which permits all or part of the monies so deferred, together with earnings, to be distributed to participants or their beneficiaries. In addition, the plan provides eligible employees of Northfield Bank with supplemental retirement income from Northfield Bank when such amounts are not payable under the contribution formula of the Northfield Bank 401(k) Savings Plan (the “401(k) Savings Plan”), due to reductions and other limitations imposed under the Internal Revenue Code.
     Members of the Board of Trustees of Northfield Bancorp, MHC and the Boards of Directors of Northfield-Federal and Northfield Bank, and certain employees are eligible to participate in the plan. Eligible trustees, directors or employees become participants upon agreeing in a written enrollment agreement to defer any portion of their trustee fees, director fees, compensation, and/or performance-based compensation. Each participant may request that his or her deferred compensation account be deemed to be invested in any one or more of the investment options available to Northfield Bancorp, MHC, or Northfield Bank, in our sole discretion. A participant may periodically request a change to his or her investment allocation deemed available under the plan. In the event any participant fails to direct the investment of his or her deferred compensation account, or to the extent the employer chooses not to honor the participant’s request, the deferred compensation account will be deemed to bear interest at the rate prevailing for 30-year United States Treasury Bonds.
     With respect to amounts of deferred trustee or director fees, deferred compensation or performance-based compensation, distributions will be made under the plan in the event of the participant’s retirement, death, termination due to disability, separation from service prior to the participant’s retirement date, upon the establishment of an unforeseeable emergency, upon a change in control, or upon the attainment of a specific date of distribution, in a single lump sum or in up to 15 annual installment payments, as designated by the participant in his or her enrollment agreement. In the case of an unforeseeable emergency, the amounts distributed will not exceed the amounts necessary to satisfy the emergency plus an amount necessary to pay any taxes owed on the distribution. In the event the participant fails to designate a payment schedule on his enrollment agreement or if the entire balance credited to the participant’s account is less than $10,000, payment will be made in a single lump sum. In the event a participant dies before receiving the full amount of his benefit, the remaining amounts will be paid to the participant’s designated beneficiary according to the participant’s form of election or, if there is no designated beneficiary at the time of the participant’s death, to the participant’s estate in a single lump sum. Distributions to certain “specified employees” on account of their separation from service may be delayed for six months, if necessary, to comply with Internal Revenue Code Section 409A.
     In addition, the non-qualified deferred compensation plan provides for benefits which supplement those paid under the 401(k) Savings Plan in the event of normal, early or postponed retirement, death or termination of service. Such benefits will be equal to the sum of: (i) the maximum amount of employer matching contributions provided to a participant each calendar year, assuming a participant’s maximum contributions, reduced by the amount of employer matching contributions made for the participant under the 401(k) Savings Plan for such year, adjusted by gains and losses; (ii) commencing January 1, 2000, the amount of employer matching contributions not credited to a participant’s 401(k) Savings Plan account as a result of an employer error, adjusted by gains and losses, if any; and (iii) the maximum amount of discretionary employer contributions that would be provided to a participant under the 401(k) Savings Plan, assuming an allocation without taking into account the limitations imposed by the Internal Revenue Code, reduced by the amount of discretionary employer contributions actually made to a participant under the 401(k) Savings Plan for each such year, adjusted by gains and losses, if any. Benefits payable under this plan that supplement matching contributions under the 401(k) Savings Plan will be aggregated with benefits payable under the Supplemental ESOP (described below). Upon the occurrence of a distribution event, such benefits will be payable in either a lump sum or installments over a period of up to 15 years, at the election of the participant made in accordance with Section 409A of the Internal Revenue Code.
     The non-qualified deferred compensation plan is considered an unfunded plan for tax and Employee Retirement Income Security Act purposes. All obligations owing under the plan are payable from the general assets of Northfield Bank and Northfield Bancorp, MHC, and are subject to the claims of Northfield Bank’s or Northfield Bancorp, MHC’s creditors.

     Supplemental Employee Stock Ownership Plan. The Northfield Bank Supplemental Employee Stock Ownership Plan (the “Supplemental ESOP”) is a benefit restoration plan that provides additional cash benefits, equal to the participant’s account balance, at retirement or other termination of employment (or upon a change in control) to participants who are key employees, who are approved by the Compensation Committee and whose benefits under the tax-qualified employee stock ownership plan, described below, are limited by tax law limitations applicable to tax-qualified plans. Messrs. Alexander, Klein, and Doherty are the current participants in this plan. The Supplemental ESOP credits each participant who also participates in the tax-qualified employee stock ownership plan with an annual amount equal to the sum of the difference (expressed in dollars) between (a) the number of shares of common stock of Northfield-Federal that would have been allocated to the participant’s account in the employee stock ownership plan, but for the tax law limitations, plus earnings thereon, and (b) the actual number of shares allocated to the participant’s account in the employee stock ownership plan plus earnings thereon. In each case, the number of shares will be multiplied by the fair market value of the shares on the allocation date to determine the annual allocation amount. Each participant is permitted to make investment recommendations for the annual amount credited to his or her account among a broadly diversified group of mutual funds selected for investment by a committee appointed by Northfield Bank’s Board of Directors to administer the Supplemental ESOP. Northfield Bank has established a rabbi trust to hold assets attributable to the Supplemental ESOP to informally fund its benefit obligation. Northfield Bank, at its discretion, may account for the Supplemental ESOP solely as bookkeeping entries. Whether or not a rabbi trust is established, the participant’s account value is based on the value of the investments in which the participant invests, or is deemed to invest, his account. Benefits distributed to participants from the Supplemental ESOP will be aggregated with benefits payable under the matching contributions portion of the Nonqualified Deferred Compensation Plan (described above). Upon the occurrence of a distribution event, such benefits will be payable in either a lump sum or installments over a period of up to 15 years, at the election of the participant made in accordance with Section 409A of Internal Revenue Code.
     The following table sets forth certain information with respect to our nonqualified deferred compensation plans at and for the year ended December 31, 2009.

Nonqualified Deferred Compensation At And For The Year Ended December 31, 2009
	Executive	Registrant	Aggregate	Aggregate	Aggregate balance
	contributions in	contributions in	earnings in last	withdrawals/	at last fiscal year
	last fiscal year	last fiscal year	fiscal year	distributions	end
Name	($)(1)	($)(1)	($)(2)	($)	($)(3)
John W. Alexander	120,388	41,084	309,235	—	1,502,019
Steven M. Klein	1,650	4,625	31,607	—	111,346
Kenneth J. Doherty	2,650	2,686	37,076	—	141,835
Michael J. Widmer	—	—	10,733	—	48,486
Madeline G. Frank	4,024	—	16,085	—	61,377

(1)	Contributions included in the “Executive contributions in last fiscal year” and the “Registrant contributions in last fiscal year” columns are included as compensation for the listed individuals in the Summary Compensation Table.

(2)	Amounts included in the “Aggregate earnings in last fiscal year” are not included as compensation for the listed individuals in the Summary Compensation Table as such earnings are not preferential or “above market.”

(3)	Amounts included in the “Aggregate balance at last fiscal year end” previously were reported as compensation for the listed individuals except to the extent that such balances reflect earnings, all of which were not preferential or “above market.”
Short- and Long-Term Disability
     Named Executive Officers and certain other members of senior management at Northfield Bank will be paid their full salary for the duration of any period of short-term disability, up to 26 weeks. Senior management receives this benefit in lieu of the ability to “bank” paid time off for future use, which is only available to employees of Northfield Bank who are not senior management. With respect to long-term disability, senior management employees are required to purchase long-term disability coverage and Northfield Bank provides such persons a bonus payment in recognition of their payment of such coverage. The amount of the bonus is in the sole discretion of Northfield Bank.

Life Insurance Coverage
     Employees of Northfield Bank receive life insurance coverage of up to three times salary, if hired before January 1, 2003, and up to two times salary, if hired on or after January 1, 2003. Such life insurance coverage is generally capped at $500,000. However, in the case of senior management, such life insurance coverage is capped at $750,000.
401(k) Savings Plan
     Northfield Bank maintains the 401(k) Savings Plan, which is a tax-qualified defined contribution plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code. Salaried employees, who have completed at least one year of eligible service, as defined in the plan, are eligible to participate in the plan. Employees who are paid on an hourly basis, employees who are paid exclusively on a commission basis, leased employees or employees covered by a collective bargaining agreement are not eligible to participate in the 401(k) Savings Plan. Eligible employees may contribute from 2% to 15% of their base salary to the 401(k) Savings Plan on a pre-tax basis each year, subject to the limitations of the Internal Revenue Code (for 2009, the limit was $16,500, exclusive of any catch-up contributions). Employees who have been making before-tax contributions for less than 36 months will receive an employer matching contribution equal to 25% of the first 6% of before-tax base salary contributions. Employees who have participated for 36 or more months will receive an employer matching contribution equal to 50% of their first 6% of before-tax base salary contributions. In addition, we may make discretionary employer contributions on behalf of eligible employees.
     The 401(k) Savings Plan permits employees to invest in common stock of Northfield-Federal.
Employee Stock Ownership Plan and Trust
     We maintain the employee stock ownership plan to promote employee ownership of our common stock. At the employee stock ownership plan’s inception, the employee stock ownership plan trust borrowed funds from Northfield-Federal and used those funds to purchase 1,756,279 shares of common stock of Northfield-Federal. The collateral for the loan is the common stock purchased by the employee stock ownership plan. The loan will be repaid principally from discretionary contributions made by Northfield Bank to the employee stock ownership plan over a period of up to 30 years. The loan documents provide that the loan may be repaid over a shorter period, without penalty for prepayments. The interest rate on the loan equals the prime interest rate as of closing of the stock offering, and adjusts annually at the beginning of each calendar year. Shares purchased by the employee stock ownership plan are held in a suspense account for allocation among participants as the loan is repaid primarily on the basis of compensation in the year of allocation, subject to Internal Revenue Code limitations. Benefits under the plan vest at the rate of 20% per year of credited service beginning in the second year of credited service so that a participant with six years of credited service will become fully vested. Credit is given for vesting purposes to participants for years of service with Northfield Bank prior to the adoption of the plan. Credit is also given to those employees who were employed at Liberty Bank at the time of its acquisition by Northfield Bank for their years of service at Liberty Bank. A participant’s interest in his account under the plan fully vests in the event of termination of service due to a participant’s normal retirement, death, disability, or upon a change in control (as defined in the plan). In the event of a change in control, the employee stock ownership plan will terminate, loan amounts outstanding will be repaid, and remaining shares will fully vest.
     In connection with the conversion, the trustee for our existing employee stock ownership plan is expected to purchase, on behalf of the employee stock ownership plan, 4% of the shares of common stock sold in the offering. We anticipate that the employee stock ownership plan will fund its stock purchase with a loan from Northfield-Delaware equal to the aggregate purchase price of the common stock. The loan will have a ten-year term and be repaid principally through Northfield Bank contribution to the employee stock ownership plan and dividends payable on common stock held by the employee stock ownership plan over the term of the loan. The interest rate for the employee stock ownership plan loan is expected to be the prime rate of interest, determined as of the date of origination of the loan. See “Pro Forma Data.”

     The trustee will hold the shares purchased by the employee stock ownership plan in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as we repay the loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of eligible plan compensation relative to all participants.
     We reserve the right, subject to approval from the Office of Thrift Supervision, to purchase shares of common stock in the open market following the offering in order to fund all or a portion of the employee stock ownership plan. We also reserve the right to have the employee stock ownership plan purchase more than 4% of the shares of common stock sold in the offering if necessary to complete the offering at the minimum of the offering range.
Pension Benefits
     None of the individuals listed in the Summary Compensation Table had accumulated pension benefits either at or during the year ended December 31, 2009.
Employment Agreements
     Northfield Bank has entered into employment agreements with each of Messrs. Alexander, Klein, Doherty, and Widmer. Northfield-Federal is a signatory to each of the agreements for the sole purpose of guaranteeing payments thereunder. Each of these agreements has an initial term of three years. Each year, on the anniversary date of these agreements, the employment agreements renew for an additional year so that the remaining term will be three years unless notice of nonrenewal is provided to the executive prior to such anniversary date. The Compensation Committee of the Board of Directors conducts an annual performance evaluation of each executive for purposes of determining whether to renew the employment agreement. The Compensation Committee also evaluates the terms and conditions of the agreements prior to renewal, in consultation with an independent third party compensation consultant, to determine that such terms and conditions are competitive with the market for the designated positions.
     Under the employment agreements, base salaries for Messrs. Alexander, Klein, Doherty, and Widmer on December 31, 2009, were $676,000, $300,000, $280,000, and $230,000, respectively. In addition to base salary, each agreement provides for, among other things, participation in cash incentive programs and other employee retirement benefit and fringe benefit plans applicable to executive employees. Northfield Bank also will pay or reimburse each executive for all reasonable business expenses incurred by the executive in the performance of his obligations. In addition, Northfield Bank will provide Mr. Alexander with a life insurance policy, pay or reimburse Mr. Alexander for the annual dues associated with his membership in a country club, and pay directly or reimburse Mr. Alexander for the expense of leasing an automobile and reasonable expenses associated with the use of such automobile. Each employment agreement may be terminated for cause at any time, in which event the executive would have no right to receive compensation or other benefits under the employment agreement for any period after termination.
     Certain events resulting in the executive’s termination or resignation entitle the executive to payments of severance benefits following termination of employment. In the event the executive’s employment is terminated for reasons other than “just cause” (as defined in the employment agreement), “disability” (as defined in the employment agreements), or death, or in the event the executive resigns during the term of the agreement following:
(i)	the failure to elect or reelect or to appoint or reappoint the executive to his executive position, and in the case of Mr. Alexander, the failure to nominate or re-nominate him as a director of Northfield Bank or Northfield-Federal;

(ii)	a material change in the nature or scope of the executive’s authority that would cause the executive’s position to become one of lesser importance;

(iii)	a relocation of the executive’s principal place of employment by more than 30 miles from designated areas;

(iv)	a material reduction in the benefits and perquisites of executive, other than a reduction in pay or benefits of all Northfield Bank employees;

(v)	the liquidation or dissolution of Northfield Bank or Northfield-Federal that would affect the status of the executive; or

(vi)	a material breach of the employment agreement by Northfield Bank, the executive would be entitled to a lump sum cash severance payment and the continuation of certain welfare benefits for a period of time after termination of employment, as more fully described under the table “Potential Payments to Named Executive Officers.”
     In the event an executive resigns in connection with or following a “change in control” (as defined in the employment agreement), the executive would also be entitled to a lump sum cash severance payment and the continuation of certain welfare benefits, including health and life insurance benefits for a period of time after termination of employment, as more fully described under the table “Potential Payments to Named Executive Officers.” Payments will be made in a lump sum within 30 days after the date of termination, or, if necessary to avoid penalties under Section 409A of the Internal Revenue Code, no later than the first day of the seventh month following the date of termination. In addition, the executive and his family would be entitled, at no expense to the executive, to the continuation of life, medical, dental and disability coverage for 36 months following the date of termination. If such benefits cannot be provided, a lump sum cash payment for the value of such benefits will be made to the executive.
     Notwithstanding the foregoing, in the event payments to the executive would result in an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, payments under the employment agreements would be reduced in order to avoid such a result.
     In the event Mr. Alexander becomes disabled, his obligation to perform services under the employment agreement will terminate and he will receive the benefits provided under any disability program sponsored by Northfield-Federal or Northfield Bank. To the extent disability benefits for Mr. Alexander are less than his base salary on the effective date of his termination of employment, and less than 66 2/3% of his base salary after the first year following termination, he will receive a supplemental disability benefit equal to the difference between the benefits provided under any disability program sponsored by Northfield-Federal or Northfield Bank and his base salary for one year following the date of termination, and 66 2/3% of his base salary after the first year following termination, until the earliest to occur of his death, recovery of disability or the date he attains age 65. If disability payments to Mr. Alexander are not taxable to him for federal income tax purposes, such amounts shall be tax adjusted assuming a combined federal, state and city tax rate of 38%, for purposes of determining the reduction in payments under the agreement, to reflect the tax-free nature of the disability payments. In addition, Mr. Alexander and his dependents will continue to be covered, at no cost to them, under all benefit plans, including retirement plans, life insurance plans and non-taxable medical and dental plans in which they participated prior to the occurrence of his disability, until the earliest of his recovery from disability or attaining age 65.
     The employment agreements for Messrs. Klein, Doherty, and Widmer provide that in the event of the executive’s disability, the executive’s obligation to perform services under the employment agreement will terminate, and the executive will continue to receive his then current base salary for one year. Such payment will be reduced by the amount of any short- or long-term disability benefits payable under any disability program sponsored by Northfield-Federal or Northfield Bank. If disability payments to Messrs. Klein, Doherty, or Widmer are not subject to federal income tax, then amounts payable to the executives under the employment agreements shall be tax adjusted in a manner similar to payments to Mr. Alexander. In addition, the executive and his dependents will continue to be provided with certain medical, dental and other health benefits on the same terms as those provided prior to the executive’s termination for a period of one year.

     In the event of the executive’s death, the executive’s estate or beneficiaries will be paid the executive’s base salary for one year and will receive continued medical, dental, and other health benefits for one year on the same terms as those provided prior to the executive’s death. Upon retirement at age 65 or such later date determined by the Board of Directors, the executive will receive only those benefits to which he is entitled under any retirement plan of Northfield Bank to which he is a party.
     Upon termination of the executive’s employment other than in connection with a change in control or for cause, the executive agrees not to compete with Northfield Bank for a period of two years in any city, town or county in which the executive’s normal business office is located and Northfield Bank has an office or has filed an application for regulatory approval to establish an office.

Potential Payments to Named Executive Officers
     The following table sets forth estimates of the amounts that would be payable to the listed individuals, under their employment agreements and stock option and restricted stock agreements in the event of their termination of employment on December 31, 2009, under designated circumstances. Ms. Frank is not subject to an employment contract, but is party to stock option and restricted stock agreements. Amounts related to the acceleration of equity awards for Ms. Frank would be $274,686 in the event of a discharge without cause or resignation with good reason — with a change in control at December 31, 2009. See note 9 to the table below for further information. The table does not include vested or accrued benefits under qualified and non-qualified benefit plans or qualified or non-qualified deferred compensation plans that are disclosed elsewhere in this proxy statement. The estimates shown are highly dependent on a variety of factors, including but not limited to the date of termination, interest rates, federal, state, and local tax rates, and compensation history. Actual payments due could vary substantially from the estimates shown. We consider each termination scenario listed below to be exclusive of all other scenarios and do not expect that any of our executive officers would be eligible to collect the benefits shown under more than one termination scenario. If an executive officer is terminated for “just cause” as defined in the employment agreement, we have no contractual payment or other obligations under the employment agreement.

	Mr.	Mr.	Mr.	Mr.
	Alexander	Klein	Doherty	Widmer
Disability
Salary continuation (1)	$1,126,799	$140,253	$129,930	$104,124
Medical, dental and other health benefits (2)	134,039	16,526	16,526	16,526
Life insurance (3)	188,707	—	—	—

Total	$1,449,545	$156,779	$146,456	$120,650

Death
Salary (lump-sum payment) (4)	$676,000	$300,000	$280,000	$230,000
Medical, dental and other health benefits (4)	16,526	16,526	16,526	16,526

Total	$692,526	$316,526	$296,526	$246,526

Discharge Without Cause or Resignation With Good Reason — no Change in Control (5)
Salary (lump sum)	$2,028,000	$900,000	$840,000	$690,000
Bonus (lump sum)	311,600	154,265	127,510	107,045
Retirement contributions (lump sum)	227,172	81,477	115,020	98,484
Medical, dental and other health benefits (6)	75,313	75,313	75,313	75,313
Life insurance contributions (7)	115,205	8,247	10,309	6,322

Total	$2,757,290	$1,219,302	$1,168,152	$977,164

Discharge Without Cause or Resignation With Good Reason — Change in Control Related (8)
Salary (lump sum)	$2,028,000	$900,000	$840,000	$690,000
Bonus (lump sum)	507,000	279,045	209,880	185,010
Acceleration of vesting of equity awards (9)	3,779,435	1,794,306	1,674,320	1,375,945
Retirement contributions (lump sum)	227,172	81,477	115,020	98,484
Medical, dental and other health benefits	75,313	75,313	75,313	75,313
Life insurance contributions	115,205	8,247	10,309	6,322

Total	$6,732,125	$3,138,388	$2,924,842	$2,431,074

(1)	In the case of disability, Mr. Alexander’s employment agreement provides for supplemental salary continuation until the earlier of: recovery from such disability, attaining age 65, or death. The reported figure assumes salary continuation until Mr. Alexander attains the age of 65. Mr. Klein, Mr. Doherty, and Mr. Widmer receive salary continuation benefits for one-year following such disability. The employment agreement provides the executive with his base salary in the first year following disability, reduced by any assumed short-term or long-term disability insurance benefits provided under separate insurance plans we maintain. Mr. Alexander’s employment agreement provides for second-year benefits and benefits for every year thereafter, equal to 66 2/3% of his base salary. Such amounts due under the employment agreements are reduced by any assumed short-term or long-term disability insurance benefits provided under separate insurance plans on a tax-

equivalent basis (assuming a 38% tax rate), if such short-term or long-term disability benefits are excludable for federal income tax purposes. Supplemental salary continuation benefits have been discounted at an annual compounding rate of 2.00% for Mr. Alexander. The figures presented for Mr. Klein, Mr. Doherty, and Mr. Widmer are presented without discount.

(2)	Mr. Alexander’s employment agreement provides for medical, dental, and other health benefits to him and his family, at no cost to him, until Mr. Alexander recovers from such disability, or Mr. Alexander attains the age of 65. Mr. Klein’s, Mr. Doherty’s, and Mr. Widmer’s employment agreements provide for one year of medical, dental, and other health benefits on the same terms, including cost sharing by the executive, as provided to the executive prior to his disability. The reported figure for Mr. Alexander reflects the estimated present value of the future premium cost of such benefits, calculated utilizing substantially the same health care cost increase assumptions we use in measuring our liability for such benefits for financial statement purposes. For purposes of this presentation, the estimated future costs were discounted at a 2.00% annual compounding rate. The figures presented for Mr. Klein, Mr. Doherty, and Mr. Widmer are presented without discount.

(3)	Mr. Alexander’s employment agreement provides for life insurance continuation benefits. Mr. Alexander receives an annual reimbursement for a whole-life policy premium through 2014 in the amount of $35,660. In addition, the employment agreement provides for the continuation of group life insurance for Mr. Alexander until the earlier of: recovering from such disability or Mr. Alexander attaining the age of 65. The reported figure in the table assumes that group term life insurance benefits will continue until Mr. Alexander attains the age of 65, with an assumed annual cost increase of 4% and a present value discount rate of 2.00% annual compounding rate. The agreement in effect for Mr. Alexander provides for salary continuation at his base salary for the first year after such disability and 66 2/3% of his base salary after the first year. Such payments continue until Mr. Alexander’s death, recovery from such disability, or the date he attains age 65. The figures shown assume any amounts owed to Mr. Alexander will be reduced by applicable short-term and long-term disability payments received from insurance carriers without discount for present value. Mr. Klein, Mr. Doherty, and Mr. Widmer are provided a salary continuation for the first year after such disability. The figures shown assume any amounts owed will be reduced by applicable short-term and long-term disability payments received from insurance carriers without discount for present value.

(4)	Each of the employment agreements provides for a lump-sum death benefit equal to one-year of base salary for each executive. The employment agreements also provide for the continuation of medical, dental, and other health benefits to the executive’s family for a period of one-year at the same terms and cost to the executive immediately prior to his death.

(5)	Each of the employment agreements provides for the lump-sum payment of: three times base salary; three times the average annual bonus/and or incentive award for three years prior to the year of termination; and the retirement contributions or payments that we would have made on the executive’s behalf, as if the executive had continued his employment for a 36-month period, based on contributions or payments made (on an annualized basis) at the date of termination.

(6)	Each of the employment agreements provides for medical, dental, and other health benefits to the executive and his family, at no cost to the executive for a period of 36 months from the date of termination. The reported figures reflect the estimated present value of the future premium cost of such benefits, calculated utilizing substantially the same health care cost increase assumptions we used in measuring our liability for such benefits for financial statement purposes. For purposes of this presentation, the estimated future costs were discounted at a 2.00% annual compounding rate.

(7)	Each of the employment agreements provides for life insurance benefits to the executive and his family, at no cost to the executive for a period of 36 months from the date of termination. Mr. Alexander receives an annual reimbursement of $35,660 for a whole-life insurance policy. Mr. Alexander, Mr. Klein, Mr. Doherty, and Mr. Widmer also participate in our group life insurance plan. The reported figures in the table assume that the reimbursement to Mr. Alexander for his whole-life insurance policy will continue for a period of three years. The reported figures also include the estimated costs of group term life insurance benefits for Mr. Alexander, Mr. Klein, Mr. Doherty, and Mr. Widmer for a three year period with an assumed annual cost increase of 4% and a present value discount rate of 2.00% compounded annually.

(8)	Under each of the employment agreements, amounts payable under a change in control are identical to those payable for “Discharge Without Cause or Resignation With Good Reason — no Change in Control” except that: (i) payments pertaining to bonus and/or incentive awards are based upon the highest annual bonus and/or incentive award earned in any of the three years preceding the year in which the termination occurs and (ii) each of the employment agreements limits the total payments to an executive to an amount that is one dollar less than three times the executive’s “base amount” as defined in Section 280G of the Internal Revenue Code. The amounts presented in the table have not been reduced to reflect any cut-back required to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

(9)	Amounts represent the value of unvested equity awards at December 31, 2009 calculated as the sum of: (a) unvested restricted stock of 168,000 shares, 78,300 shares, 73,000 shares, 60,000 shares, and 13,300 shares for Mr. Alexander, Mr. Klein, Mr. Doherty, Mr. Widmer, and Ms. Frank, respectively, multiplied by the closing price of our common stock on December 31, 2009, of $13.52 per share; and (b) unvested stock options of 421,250 options, 205,500 options, 192,000 options, 157,750 options, and 26,500 options for Mr. Alexander, Mr. Klein, Mr. Doherty, Mr. Widmer, and Ms. Frank, respectively, multiplied by $3.58 per option. The $3.58 value of each option represents the closing price of our common stock on December 31, 2009 of $13.52 per share less the option exercise price of $9.94 per share.

Benefits to be Considered Following Completion of the Conversion
     Following the stock offering, we intend to adopt a new stock-based benefit plan that will provide for grants of stock options and restricted common stock awards. If adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plan would be limited to 10% and 4%, respectively, of the shares sold in the stock offering, subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect shares of common stock or stock options previously granted by Northfield-Federal or Northfield Bank, so that the total shares reserved for stock options and restricted stock awards does not exceed 10% and 4%, respectively, of Northfield-Delaware’s outstanding shares immediately after the conversion and offering.
     The stock-based benefit plan will not be established sooner than six months after the stock offering and if adopted within one year after the stock offering would require the approval of a majority of the votes eligible to be cast by stockholders. If the stock-based benefit plan is established after one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast. The following additional restrictions would apply to our stock-based benefit plan only if the plan is adopted within one year after the stock offering:
•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

•	any tax-qualified employee stock benefit plans and management stock benefit plans, in the aggregate, may not hold more than 10% of the shares sold in the offering, unless Northfield Bank has tangible capital of 10% or more, in which case any tax-qualified employee stock benefit plans and management stock benefit plans, may hold up to 12% of the shares sold in the offering;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Northfield Bank or Northfield-Delaware; and

•	our executive officers or directors must exercise or forfeit their options in the event that Northfield Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.
     We have not determined whether we will present the stock-based benefit plan for stockholder approval prior to or more than 12 months after the completion of the conversion. In the event either federal or state regulators change their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.
     We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.
     The actual value of the shares awarded under the stock-based benefit plan will be based in part on the price of Northfield-Delaware’s common stock at the time the shares are awarded. The stock-based benefit plan is subject to stockholder approval, and cannot be implemented until at least six months after the offering. The following table presents the total value of all shares that would be available for award and issuance under the stock-based benefit plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

				1,639,000 Shares
	1,054,000 Shares	1,240,000 Shares	1,426,000 Shares	Awarded at Maximum
	Awarded at Minimum	Awarded at Midpoint of	Awarded at Maximum	of Offering Range, As
Share Price	of Offering Range	Offering Range	of Offering Range	Adjusted
(In thousands, except share price information)
$8.00	$8,432	$9,920	$11,408	$13,119
10.00	10,540	12,400	14,260	16,399
12.00	12,648	14,880	17,112	19,679
14.00	14,756	17,360	19,964	22,959
     The grant-date fair value of the options granted under the stock-based benefit plan will be based in part on the price of shares of common stock of Northfield-Delaware at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

		2,635,000 Options	3,100,000 Options	3,565,000 Options	4,099,750 Options
	Grant-Date Fair	at Minimum of	at Midpoint of	at Maximum of	at Maximum of
Exercise Price	Value Per Option	Range	Range	Range	Range, As Adjusted
(In thousands, except exercise price and fair value information)
$8.00	$2.98	$7,852	$9,238	$10,624	$12,217
10.00	3.73	9,829	11,563	13,297	15,092
12.00	4.48	11,805	13,888	15,917	18,367
14.00	5.22	13,755	16,182	18,609	21,401
     The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 16.

BENEFICIAL OWNERSHIP OF COMMON STOCK
     The following table provides the beneficial ownership of shares of common stock of Northfield-Federal held by our directors and executive officers, individually and as a group, and all individuals known to management to own more than 5% of our common stock as of July 30, 2010. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown.

			Percent of All
	Total Shares		Common
	Beneficially		Stock
Name of Beneficial Owner	Owned		Outstanding
Directors:
John W. Alexander	374,422	(1)	*
John R. Bowen	57,105	(2)	*
Annette Catino	83,481	(3)	*
Gil Chapman	61,610	(4)	*
John P. Connors, Jr.	57,145	(5)	*
John J. DePierro	50,822	(6)	*
Susan Lamberti	71,610	(7)	*
Albert J. Regen	92,100	(8)	*
Patrick E. Scura, Jr.	67,810	(9)	*

Executive Officers Other Than Directors:
Kenneth J. Doherty	160,398	(10)	*
Madeline G. Frank	50,098	(11)	*
Steven M. Klein	160,505	(12)	*
Michael J. Widmer	128,810	(13)	*

All directors and executive officers as a group (13 persons)	1,415,916		3.3%

Northfield Bancorp, MHC 1731 Victory Boulevard Staten Island, New York 10314	24,641,684		56.6%

Northfield Bancorp, MHC and all directors and executive officers as a group	26,057,600		59.8%

Wellington Management Company, LLP 75 State Street Boston, MA 02109 (14)	2,509,532		5.8%

*	Less than 1%.

(1)	Includes 9,130 shares held jointly with Mr. Alexander’s spouse, 28,538 shares held in Mr. Alexander’s individual retirement account accounts, 63,445 shares held by Mr. Alexander’s spouse, and 6,059 shares allocated to Mr. Alexander under Northfield Bank’s employee stock ownership plan. Also includes 134,400 shares of unvested stock awards over which Mr. Alexander has voting control and 84,250 shares that may be acquired within 60 days by exercising options.

(2)	Includes 5,667 shares held in Mr. Bowen’s individual retirement account, 3,673 shares held by Mr. Bowen’s spouse, and 6,155 shares held in Northfield Bancorp Inc.’s 401(k) Plan. Also includes 22,200 shares of unvested stock awards over which Mr. Bowen has voting control and 13,860 shares that may be acquired within 60 days by exercising options.

(3)	Includes 34,771 shares held jointly with Ms. Catino’s spouse, 7,000 shares held in Ms. Catino’s individual retirement account, and 100 shares held in Ms. Catino’s SEP account. Also includes 22,200 shares of unvested stock awards over which Ms. Catino has voting control and 13,860 shares that may be acquired within 60 days by exercising options.

(4)	Includes 20,000 shares held jointly with Mr. Chapman’s spouse and 5,550 shares held by Mr. Chapman’s spouse. Also includes 22,200 shares of unvested stock awards over which Mr. Chapman has voting control and 13,860 shares that may be acquired within 60 days by exercising options.

(5)	Includes 13,197 shares held in Mr. Connors’ individual retirement account accounts, 1,738 shares held jointly with Mr. Connors’ spouse, and 600 shares held by Mr. Connors’ spouse. Also includes 22,200 shares of unvested stock awards over which Mr. Connors has voting control and 13,860 shares that may be acquired within 60 days by exercising options.

(6)	Includes 5,392 shares held jointly with Mr. DePierro’s spouse. Also includes 22,200 shares of unvested stock awards over which Mr. DePierro has voting control and 13,860 shares that may be acquired within 60 days by exercising options.
(footnotes continued on following page)

(continued from prior page)

(7)	All shares held jointly with Ms. Lamberti’s spouse. Also includes 22,200 shares of unvested stock awards over which Ms. Lamberti has voting control and 13,860 shares that may be acquired within 60 days by exercising options.

(8)	Includes 13,200 shares held jointly with Mr. Regen’s spouse and 14,682 shares held by Mr. Regen’s spouse. Also includes 22,200 shares of unvested stock awards over which Mr. Regen has voting control.

(9)	Includes 22,200 shares of unvested stock awards over which Mr. Scura has voting control and 13,860 shares that may be acquired within 60 days by exercising options.

(10)	Includes 18,366 shares held jointly with Mr. Doherty’s spouse, 1,549 shares held as custodian for Mr. Doherty’s child, 3,368 shares held by Mr. Doherty’s spouse, 24,892 shares held in Northfield Bank’s 401(k) Plan, and 6,059 shares allocated to Mr. Doherty under Northfield Bank’s employee stock ownership plan. Also includes 58,400 shares of unvested stock awards over which Mr. Doherty has voting control and 38,400 shares that may be acquired within 60 days by exercising options.

(11)	Includes 2,050 shares held by Ms. Frank’s child, 14,981 shares held in Northfield Bank’s 401(k) Plan, and 4,467 shares allocated to Ms. Frank under Northfield Bank’s employee stock ownership plan. Also includes 10,640 shares of unvested stock awards over which Ms. Frank has voting control and 5,300 shares that may be acquired within 60 days by exercising options.

(12)	Includes 24,751 shares held in Northfield Bank’s 401(k) Plan and 6,059 shares allocated to Mr. Klein under Northfield Bank’s employee stock ownership plan. Also includes 62,640 shares of unvested stock awards over which Mr. Klein has voting control and 41,100 shares that may be acquired within 60 days by exercising options.

(13)	Includes 10,000 shares held jointly with Mr. Widmer’s spouse, 6,700 shares held by Mr. Widmer’s spouse, 4,203 shares held in Mr. Widmer’s individual retirement account account, 14,921 shares held in Northfield Bank’s 401(k) Plan, and 5,833 shares allocated to Mr. Widmer under Northfield Bank’s employee stock ownership plan. Also includes 48,000 shares of unvested stock awards over which Mr. Widmer has voting control and 31,550 shares that may be acquired within 60 days by exercising options.

(14)	Based on a Schedule 13-G as filed with the Securities and Exchange Commission on February 12, 2010.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS
     The table below sets forth, for each of Northfield-Delaware’s directors and executive officers, and for all of these individuals as a group, the following information:
(i)	the number of exchange shares to be held upon completion of the conversion, based upon their beneficial ownership of Northfield-Federal common stock as of July 30, 2010;

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total shares of common stock to be held upon completion of the conversion.
     In each case, it is assumed that subscription shares are sold at the minimum of the offering range. See “The Conversion and Offering—Additional Limitations on Common Stock Purchases.” Regulations of the Office of Thrift Supervision prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase. Subscriptions by management through our 401(k) plan are included in the proposed purchases set forth below and will be counted as part of the maximum number of shares such individuals may subscribe for in the stock offering and as part of the maximum number of shares directors and officers may purchase in the stock offering.

		Proposed Purchases of Stock in the		Total Common Stock to be Held at
		Offering (1)		Minimum of Offering Range (3)
	Number of				Percentage of
	Exchange Shares to	Number of		Number of	Shares
Name of Beneficial Owner	Be Held (2)	Shares	Amount	Shares	Outstanding
John W. Alexander, Chairman of the Board, President and Chief Executive Officer	400,369	25,000	$250,000	425,369	*	%
John R. Bowen, Director	61,062	2,000	20,000	63,062	*
Annette Catino, Director	89,266	5,000	50,000	94,266	*
Gil Chapman, Director	65,879	1,000	10,000	66,879	*
John P. Connors, Jr., Director	61,105	10,000	100,000	71,105	*
John J. DePierro, Director	54,343	2,000	20,000	56,343	*
Susan Lamberti, Director	76,572	5,000	50,000	81,572	*
Albert J. Regen, Director	98,482	10,000	100,000	108,482	*
Patrick E. Scura, Jr. , Director	72,509	3,000	30,000	75,509	*
Kenneth J. Doherty, Executive Vice President, Chief Lending Officer	171,513	5,000	50,000	176,513	*
Madeline G. Frank, Senior Vice President, Corporate Secretary	53,569	5,000	50,000	58,569	*
Steven M. Klein, Executive Vice President, Chief Financial Officer	171,627	6,000	60,000	177,627	*
Michael J. Widmer, Executive Vice President, Operations	137,736	10,000	100,000	147,736	*

Total for Directors and Executive Officers	1,514,032	89,000	$890,000	1,603,032	3.4%

*	Less than 1%.

(1)	Includes proposed subscriptions, if any, by associates.

(2)	Based on information presented in “Beneficial Ownership of Common Stock,” and assuming an exchange ratio of 1.0693 at the minimum of the offering range.

(3)	At the maximum of the offering range, directors and executive officers would own 2,062,866 shares, or 3.3% of our outstanding shares of common stock.

THE CONVERSION AND OFFERING
     The Board of Directors of Northfield-Federal and the Board of Trustees of Northfield Bancorp, MHC have approved the plan of conversion and reorganization. The plan of conversion and reorganization must also be approved by the members of Northfield Bancorp, MHC (depositors of Northfield Bank) and the stockholders of Northfield-Federal. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Office of Thrift Supervision has conditionally approved the plan of conversion and reorganization; however, such approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by that agency.
General
     The respective Boards of Directors of Northfield Bancorp, MHC and Northfield-Federal adopted the plan of conversion and reorganization on June 4, 2010. Pursuant to the plan of conversion and reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form. Northfield Bancorp, MHC, the mutual holding company parent of Northfield-Federal, will be merged into Northfield-Federal, and Northfield Bancorp, MHC will no longer exist. Northfield-Federal, which owns 100% of Northfield Bank, will be merged into a new Delaware corporation named Northfield Bancorp, Inc. As part of the conversion, the 56.6% ownership interest of Northfield Bancorp, MHC in Northfield-Federal will be offered for sale in the stock offering. When the conversion is completed, all of the outstanding common stock of Northfield Bank will be owned by Northfield-Delaware, and all of the outstanding common stock of Northfield-Delaware will be owned by public stockholders. Northfield Bancorp, MHC and Northfield-Federal will cease to exist. A diagram of our corporate structure before and after the conversion is set forth in the “Summary” section of this prospectus.
     Under the plan of conversion and reorganization, at the completion of the conversion and offering, each share of Northfield-Federal common stock owned by persons other than Northfield Bancorp, MHC will be converted automatically into the right to receive new shares of Northfield-Delaware common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of Northfield-Federal for new shares, the public stockholders will own the same aggregate percentage of shares of common stock of Northfield-Delaware that they owned in Northfield-Federal immediately prior to the conversion, excluding any shares they purchased in the offering and their receipt of cash paid in lieu of fractional shares.
     We intend to retain between $116.5 million and $181.7 million of the net proceeds of the offering and to invest between $127.0 million and $198.1 million of the net proceeds in Northfield Bank. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion and reorganization.
     The plan of conversion and reorganization provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, supplemental eligible account holders and other members. In addition, we will offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:
(i)	Natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania; and

(ii)	Northfield-Federal’s public stockholders as of July 30, 2010.
     We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering will begin at the same time as the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision. See “—Community Offering.”

     We also may offer for sale shares of common stock not purchased in the subscription or community offerings through a syndicated community offering to be managed by Sandler O’Neill & Partners, L.P. See “—Syndicated Community Offering” herein.
     We determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated pro forma market value of Northfield-Delaware. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.
     The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is available for inspection at each branch office of Northfield Bank and at the Northeast Regional and the Washington, D.C. offices of the Office of Thrift Supervision. The plan of conversion and reorganization is also filed as an exhibit to Northfield Bancorp, MHC’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Office of Thrift Supervision. The plan of conversion and reorganization is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website, www.sec.gov. See “Where You Can Find Additional Information.”
Reasons for the Conversion
     Our primary reasons for converting and undertaking the stock offering are to:
•	eliminate the uncertainties associated with the mutual holding company structure under recently enacted financial reform legislation. As a federal mutual holding company, we are currently regulated by the Office of Thrift Supervision. The recently enacted Dodd-Frank Act will change our primary bank and holding company regulator, which would likely result in changes in regulations applicable to us, including regulations governing mutual holding companies and conversions to stock form. Under the Dodd-Frank Act, the Federal Reserve Board will become the sole federal regulator of all holding companies, including mutual holding companies, and the Federal Reserve Board historically has not allowed mutual holding companies to waive the receipt of dividends from their mid-tier holding company subsidiaries. Although Northfield Bancorp, MHC is considered a “grandfathered” mutual holding company under the Dodd-Frank Act, it is not clear how the Federal Reserve Board will evaluate dividend waivers by grandfathered mutual holding companies and whether the Federal Reserve Board would require any future waived dividends to be taken into account in determining an appropriate exchange ratio, which would result in dilution to the ownership interests of minority stockholders in the event of a “second-step” conversion to stock form. The conversion will eliminate our mutual holding company structure and any regulatory uncertainty associated with dividend waivers by our mutual holding company, as well as the treatment of waived dividends in a conversion of our mutual holding company to stock form.

•	increase our capital. While Northfield Bank currently exceeds all regulatory capital requirements and is not subject to any directive or recommendation from any banking regulatory agency to raise capital, the proceeds from the sale of common stock will increase our capital during a period of significant economic and regulatory uncertainty, particularly for the financial services industry.

•	transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to structure mergers and acquisitions and to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any mergers and acquisitions or additional securities offerings.

•	improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market than currently exists for Northfield-Federal common stock. A more liquid and active market would make it easier for our stockholders to buy and sell our common stock and would give us greater flexibility in implementing capital management strategies.

•	support future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the additional capital raised in the offering may help support, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions, as opportunities arise.
Approvals Required
     The affirmative vote of a majority of the total votes eligible to be cast by the members of Northfield Bancorp, MHC is required to approve the plan of conversion and reorganization. By their approval of the plan of conversion and reorganization, the members of Northfield Bancorp, MHC will also be approving the merger of Northfield Bancorp, MHC into Northfield-Federal. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Northfield-Federal and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Northfield-Federal held by the public stockholders of Northfield-Federal are also required to approve the plan of conversion and reorganization. The plan of conversion and reorganization also must be approved by the Office of Thrift Supervision, which has given its conditional approval.
Share Exchange Ratio for Current Stockholders
     Office of Thrift Supervision regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. At the completion of the conversion, each publicly held share of Northfield-Federal common stock will be converted automatically into the right to receive a number of shares of Northfield-Delaware common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Northfield-Delaware after the conversion as they held in Northfield-Federal immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares. The exchange ratio will not depend on the market value of Northfield-Delaware common stock. The exchange ratio will be based on the percentage of Northfield-Federal common stock held by the public, the independent valuation of Northfield-Delaware prepared by RP Financial, LC., and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 1.0693 exchange shares for each publicly held share of Northfield-Federal at the minimum of the offering range to 1.6637 exchange shares for each publicly held share of Northfield-Federal at the adjusted maximum of the offering range.

     The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering. The table also shows how many shares of Northfield-Delaware a hypothetical owner of Northfield-Federal common stock would receive in the exchange for 100 shares of common stock owned at the completion of the conversion, depending on the number of shares issued in the offering.

							Equivalent	Equivalent
					Total Shares		Value of	Pro Forma	Shares to
			Shares of Northfield-Delaware		of Common		Shares	Tangible	be
	Shares to be Sold in		to be Issued for Shares of		Stock to be		Based	Book	Received
	This Offering		Northfield-Federal		Issued in		Upon	Value Per	for 100
		Percent		Percent	Exchange and	Exchange	Offering	Exchanged	Existing
	Amount	(1)	Amount	(1)	Offering	Ratio	Price (2)	Share (3)	Shares
Minimum	26,350,000	56.6%	20,209,164	43.4%	46,559,164	1.0693	$10.69	$14.08	106
Midpoint	31,000,000	56.6	23,775,487	43.4	54,775,487	1.2580	12.58	15.03	125
Maximum	35,650,000	56.6	27,341,810	43.4	62,991,810	1.4467	14.47	15.99	144
Adjusted Maximum	40,997,500	56.6	31,443,082	43.4	72,440,582	1.6637	16.64	17.07	166

(1)	Ownership percentages reflect shares outstanding as of July 30, 2010.

(2)	Represents the value of shares of Northfield-Delaware common stock to be received in the conversion by a holder of one share of Northfield-Federal, pursuant to the exchange ratio, based upon the $10.00 per share offering price.

(3)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
     Options to purchase shares of Northfield-Federal common stock that are outstanding immediately prior to the completion of the conversion will be converted into options to purchase shares of Northfield-Delaware common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio. The aggregate exercise price, term and vesting period of the options will remain unchanged.
Exchange of Existing Stockholders’ Stock Certificates
     The conversion of existing outstanding shares of Northfield-Federal common stock into the right to receive shares of Northfield-Delaware common stock will occur automatically at the completion of the conversion. As soon as practicable after the completion of the conversion, our exchange agent will send a transmittal form to each public stockholder of Northfield-Federal who holds physical stock certificates. The transmittal forms will contain instructions on how to exchange stock certificates of Northfield-Federal common stock for stock certificates of Northfield-Delaware common stock. We expect that stock certificates evidencing shares of Northfield-Delaware common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, Northfield-Federal stock certificates and other required documents. Shares held by public stockholders in street name (such as in a brokerage account) will be exchanged automatically upon the completion of the conversion; no transmittal forms will be mailed relating to these shares.
     No fractional shares of Northfield-Delaware common stock will be issued to any public stockholder of Northfield-Federal when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of the transmittal forms and the surrendered Northfield-Federal stock certificates. If your shares of common stock are held in street name, you will automatically receive cash in lieu of fractional shares in your account.
     You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions. After the conversion, stockholders will not receive shares of Northfield-Delaware common stock and will not be paid dividends on the shares of Northfield-Delaware common stock until existing certificates representing shares of Northfield-Federal common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Northfield-Federal common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of Northfield-Delaware common stock into which those shares have been converted by virtue of the conversion.
     If a certificate for Northfield-Federal common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.
     All shares of Northfield-Delaware common stock that we issue in exchange for existing shares of Northfield-Federal common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.
Effects of Conversion on Depositors, Borrowers and Members
     Continuity. The conversion will not affect the normal business of Northfield Bank of accepting deposits and making loans. Northfield Bank will continue to be a federally chartered savings bank and will continue to be regulated by the Office of Thrift Supervision. After the conversion, Northfield Bank will continue to offer existing services to depositors, borrowers and other customers. The directors serving Northfield-Federal at the time of the conversion will be the directors of Northfield-Delaware after the conversion.
     Effect on Deposit Accounts. Pursuant to the plan of conversion and reorganization, each depositor of Northfield Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.
     Effect on Loans. No loan outstanding from Northfield Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.
     Effect on Voting Rights of Members. At present, all depositors of Northfield Bank are members of, and have voting rights in, Northfield Bancorp, MHC as to all matters requiring membership action. Upon completion of the conversion, depositors will cease to be members of Northfield Bancorp, MHC and will no longer have voting rights. Upon completion of the conversion, all voting rights in Northfield Bank will be vested in Northfield-Delaware as the sole stockholder of Northfield Bank. The stockholders of Northfield-Delaware will possess exclusive voting rights with respect to Northfield-Delaware common stock.
     Tax Effects. We will receive an opinion of counsel or tax advisor with regard to federal and state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Northfield Bancorp, MHC, Northfield-Federal, the public stockholders of Northfield-Federal (except for cash paid for fractional shares), members of Northfield Bancorp, MHC, eligible account holders, supplemental eligible account holders, or Northfield Bank. See “—Material Income Tax Consequences.”
     Effect on Liquidation Rights. Each depositor in Northfield Bank has both a deposit account in Northfield Bank and a pro rata ownership interest in the net worth of Northfield Bancorp, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Northfield Bancorp, MHC and Northfield Bank. Any depositor who opens a deposit account obtains a pro rata ownership interest in Northfield Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Northfield Bancorp, MHC, which is lost to the extent that the balance in the account is reduced or closed.
     Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Northfield Bancorp, MHC and Northfield Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Northfield Bancorp, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.
     Under the plan of conversion, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in liquidation accounts maintained by Northfield-Delaware and Northfield Bank in an aggregate amount equal to (i) Northfield Bancorp, MHC’s ownership interest in Northfield-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Northfield Bancorp, MHC as of the date of the latest statement of financial condition of Northfield Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Northfield-Federal). Northfield-Delaware and Northfield Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Northfield Bank after the conversion. The liquidation accounts would be distributed to Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in Northfield Bank only in the event of a liquidation of (a) Northfield-Delaware and Northfield Bank or (b) Northfield Bank. The liquidation account in Northfield Bank would be used only in the event that Northfield-Delaware does not have sufficient assets to fund its obligations under its liquidation account. The total obligation of Northfield-Delaware and Northfield Bank under their respective liquidation accounts will never exceed the dollar amount of Northfield-Delaware’s liquidation account as adjusted from time to time pursuant to the plan of conversion and Office of Thrift Supervision regulations. See “—Liquidation Rights.”
Stock Pricing and Number of Shares to be Issued
     The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $135,000, as well as payment for reimbursable expenses and an additional $15,000 for each valuation update, as necessary. We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from RP Financial, LC.’s bad faith or negligence.
     The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including the consolidated financial statements of Northfield-Federal. RP Financial, LC. also considered the following factors, among others:
•	the present results and financial condition of Northfield-Federal and the projected results and financial condition of Northfield-Delaware;

•	the economic and demographic conditions in Northfield-Federal’s existing market area;

•	certain historical, financial and other information relating to Northfield-Federal;

•	a comparative evaluation of the operating and financial characteristics of Northfield-Federal with those of other similarly situated publicly traded savings institutions located in the Eastern United States;

•	the effect of the conversion and offering on Northfield-Delaware’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of Northfield-Delaware; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.
     The independent valuation appraisal considered the pro forma effect of the offering. Consistent with the Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial, LC. did not consider a pro forma price to assets approach to be meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price to assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.
     In applying each of the valuation methods, RP Financial considered adjustments to the pro forma market value based on a comparison of Northfield-Delaware with the peer group. RP Financial, LC. made a slight upward adjustment for profitability, growth and viability of earnings, a moderate upward adjustment for asset growth and a moderate downward adjustment for marketing of the issue. No adjustments were made for financial condition, primary market area, dividends, liquidity of the issue, management and effect of governmental regulations and regulatory reform. The upward adjustment for profitability, growth and viability of earnings was based primarily on Northfield-Federal’s more favorable efficiency ratio, historically more favorable interest rate risk characteristics, the greater earnings potential derived from reinvestment of the net proceeds from the offering and growth in the branch network, all as compared to the peer group. The downward adjustment for marketing of the issue was initially based primarily on the potential discounting required to complete the offering relative to the pricing of the seasoned peer group companies and recent trends in the marketing of thrift stocks. The updated appraisal further noted recent adverse trends in the pricing of the stocks of the peer group, the marketing of thrift stocks and the recent stock performance of Northfield-Federal.
     Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of Northfield-Delaware after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 1.53% for the twelve months ended March 31, 2010 on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.
     The independent valuation states that as of May 14, 2010, and updated as of July 16, 2010, the estimated pro forma market value of Northfield-Delaware was $547.8 million. Based on Office of Thrift Supervision regulations, this market value forms the midpoint of a range with a minimum of $465.6 million and a maximum of $629.9 million. The board of directors decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Northfield-Federal common stock owned by Northfield Bancorp, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Northfield-Federal common stock owned by Northfield Bancorp, MHC and the $10.00 price per share, the minimum of the offering range will be 26,350,000 shares, the midpoint of the offering range will be 31,000,000 shares and the maximum of the offering range will be 35,650,000 shares.

     The board of directors of Northfield-Delaware reviewed the independent valuation and, in particular, considered the following:
•	Northfield-Federal’s financial condition and results of operations;

•	a comparison of financial performance ratios of Northfield-Federal to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of Northfield-Federal common stock.
     All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in the financial condition of Northfield-Federal or Northfield Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of Northfield-Delaware to less than $465.6 million or more than $724.4 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to Northfield-Delaware’s registration statement.
     The following table presents a summary of selected pricing ratios for the peer group companies based on earnings and other information as of and for the twelve months ended March 31, 2010, and stock price information for the peer group companies as of July 16, 2010, as reflected in the updated appraisal report. The summary pricing ratios for Northfield-Delaware (on a pro forma basis) are based on earnings and other information as of and for the twelve months ended June 30, 2010 as reflected in the updated appraisal. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 18.3% on a price-to-book value basis, a discount of 28.7% on a price-to-tangible book value basis and a premium of 53.8% on a price-to-earnings basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. The appraisal did not consider one valuation approach to be more important than the other. The estimated appraised value and the resulting premium/discount took into consideration the potential financial effect of the conversion and offering as well as the trading price of Northfield-Federal’s common stock. The closing price of the common stock was $14.58 per share on June 3, 2010, the last trading day immediately preceding the announcement of the conversion, and $12.44 per share on July 16, 2010, the effective date of the updated appraisal.

	Price-to-earnings	Price-to-book	Price-to-tangible
	multiple (1) (2)	value ratio (2)	book value ratio (2)
Northfield-Delaware (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	51.38x	94.88%	96.99%
Maximum	44.83x	88.03%	90.01%
Midpoint	39.10x	81.23%	83.19%
Minimum	33.34x	73.53%	75.47%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	25.42x	99.38%	116.16%
Medians	24.15x	98.76%	120.36%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core,” or recurring, earnings. These ratios are different than those presented in “Pro Forma Data.”

(2)	Pro forma pricing ratios for Northfield-Delaware are based on financial information through June 30, 2010. These ratios are different than those presented in “Pro Forma Data.”

     The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Northfield Bank as a going concern and should not be considered as an indication of the liquidation value of Northfield Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.
     Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $724.4 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 40,997,500 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range of up to 40,997,500 shares.
     If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $724.4 million and a corresponding increase in the offering range to more than 40,997,500 shares, or a decrease in the minimum of the valuation range to less than $465.6 million and a corresponding decrease in the offering range to fewer than 26,350,000 shares, then we will promptly return with interest at 0.25% per annum all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings and cancel deposit account withdrawal authorizations and, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion and reorganization. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Office of Thrift Supervision in order to complete the offering. In the event that we extend the offering and conduct a resolicitation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond September 27, 2012, which is two years after the special meeting of members to vote on the conversion.
     An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Northfield-Delaware’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Northfield-Delaware’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”
     Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at the main office of Northfield Bank and as specified under “Where You Can Find Additional Information.”
Subscription Offering and Subscription Rights
     In accordance with the plan of conversion and reorganization, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase and ownership limitations set forth in the plan of conversion and reorganization and as described below under “—Additional Limitations on Common Stock Purchases.”

     Priority 1: Eligible Account Holders. Each Northfield Bank depositor with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on March 31, 2009 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $3.0 million (300,000 shares) of our common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.
     To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on March 31, 2009. In the event of an oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Northfield-Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding March 31, 2009.
     Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering, although our employee stock ownership plan intends to purchase 4% of the shares of common stock sold in the offering. We reserve the right to have our employee stock ownership plan purchase more than 4% of the stock sold in the offering to the extent necessary to complete the offering at the minimum of the offering range. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion, subject to the approval of the Office of Thrift Supervision. The amount of the subscription requests by the 401(k) plan will be determined by its participants, who will have the right to invest all or a portion of their 401(k) plan accounts in our common stock, subject to the maximum purchase limitations. However, to comply with the limitations applicable to our tax-qualified employee plans, our 401(k) plan may purchase no more than 6% of the shares of common stock sold in the offering.
     Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each Northfield Bank depositor with a Qualifying Deposit at the close of business on June 30, 2010 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $3.0 million (300,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.
     To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at June 30, 2010. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

     Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of Northfield Bank as of the close of business on July 30, 2010 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $3.0 million (300,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, available shares will be allocated in the proportion that the amount of the subscription of each Other Member bears to the total amount of the subscriptions of all Other Members whose subscriptions remain unsatisfied.
     To ensure proper allocation of common stock, each Other Member must list on the stock order form all deposit accounts in which he or she had an ownership interest at July 30, 2010. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.
     Expiration Date. The subscription offering will expire at 4:00 p.m., Eastern Time, on September 13, 2010, unless extended by us for up to 45 days or such additional periods with the approval of the Office of Thrift Supervision, if necessary. Subscription rights will expire whether or not each eligible depositor can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.
     We will not execute orders until at least the minimum number of shares of common stock have been sold in the offering. If at least 26,350,000 shares have not been sold in the offering by October 28, 2010 and the Office of Thrift Supervision has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at 0.25% per annum for funds received in the subscription and community offerings, and all deposit account withdrawal authorizations will be canceled. If an extension beyond October 28, 2010 is granted by the Office of Thrift Supervision, we will resolicit purchasers in the offering as described under “—Procedures for Purchasing Shares—Expiration Date.”
Community Offering
     To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Members, we will offer shares pursuant to the plan of conversion and reorganization to members of the general public in a community offering. Shares will be offered in the community offering with the following preferences:
(i)	Natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania;

(ii)	Northfield-Federal’s public stockholders as of July 30, 2010; and

(iii)	Other members of the general public.
     Subscribers in the community offering may purchase up to $3.0 million (300,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

     If we do not have sufficient shares of common stock available to fill the orders of natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons residing in those counties whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of public stockholders of Northfield-Federal or members of the general public, the allocation procedures described above will apply to the stock orders of such persons. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.
     The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, or Pike County, Pennsylvania, has a present intent to remain within this community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.
     Expiration Date. The community offering will begin concurrently with the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering, unless extended. Northfield-Delaware may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond October 28, 2010, in which event we will resolicit purchasers.
Syndicated Community Offering
     If feasible, our Board of Directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock. In the syndicated community offering, any person may purchase up to $3.0 million (300,000 shares) of common stock, subject to the overall purchase and ownership limitations. We retain the right to accept or reject in whole or in part any orders in the syndicated community offering. Unless the Office of Thrift Supervision permits otherwise, accepted orders for Northfield-Delaware common stock in the syndicated community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated. Unless the syndicated community offering begins during the community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.
     If a syndicated community offering is held, Sandler O’Neill & Partners, L.P. will serve as sole book-running manager and Keefe, Bruyette & Woods, Inc. will serve as co-manager, and each firm will assist us in selling our common stock on a best efforts basis. Neither Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering. In the event that shares of common stock are sold in a syndicated community offering, we will pay: (i) a management fee of 1.0% of the actual purchase price of each security sold in the syndicated community offering, it being understood that 80% of such management fee shall be allocated to Sandler O’Neill and 20% of such management fee shall be allocated to Keefe, Bruyette & Woods, Inc.; and (ii) a selling concession of 4.0% of the actual purchase price of each security sold in the syndicated community offering, which shall be allocated to dealers (including Sandler O’Neill and Keefe, Bruyette & Woods, Inc.) in accordance with the actual number of shares of common stock sold by such dealers; provided, however, that sales credit for a minimum of 20% of the securities sold in the syndicated community offering shall be reserved for Keefe, Bruyette & Woods, Inc.
     The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings. Under these rules, Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. or the other broker-dealers participating in the syndicated community offering generally will accept payment for shares of common stock to be purchased in the syndicated community offering on the settlement date through the services of the Depository Trust Company on a delivery versus payment basis. Order forms may also be used to purchase shares of common stock in the syndicated community offering. Investors in the syndicated community offering electing to use stock order forms would follow the same procedures applicable to purchasing shares in the subscription and community offering. See “—Procedures for Purchasing Shares.” If Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. or other participating broker-dealers collect funds from investors in the syndicated community offering, such funds will be deposited in a segregated account at Northfield Bank. We will pay interest at a rate of 0.25% per annum from the date funds are processed until completion of the offering, at which time an investor will be issued a check for interest earned. Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. or the other broker-dealers participating in the syndicated community offering may also, under certain circumstances, accept payment for shares of common stock to be purchased in the syndicated community offering through a sweep arrangement, provided we have received subscriptions to meet the minimum of the offering range, under which a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the purchase price for the shares of common stock that such customer wishes to purchase in the syndicated community offering on the settlement date. Participating broker-dealers will only sell to customers who have accounts at the participating broker-dealer and who authorize the broker-dealer to debit their accounts. Customers who authorize participating broker-dealers to debit their brokerage accounts are required to have the funds for the payment in their accounts on, but not before, the settlement date. The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among Northfield-Delaware, Northfield-Federal, Northfield Bancorp, MHC and Northfield Bank on the one hand and Sandler O’Neill & Partners, L.P., as representative of the several agents, on the other hand. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable, will be delivered promptly to us. Normal customer ticketing will be used for orders placed through Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. or other broker-dealers participating in the syndicated community offering.
     If for any reason we cannot affect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are a significant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Office of Thrift Supervision and the Financial Industry Regulatory Authority must approve any such arrangements.
Additional Limitations on Common Stock Purchases
     The plan of conversion and reorganization includes the following additional limitations on the number of shares of common stock that may be purchased in the offering:
(i)	No person may purchase fewer than 25 shares of common stock;

(ii)	Tax qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering, including shares issued in the event of an increase in the offering range of up to 15%;

(iii)	Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $3.0 million (300,000 shares) of common stock in all categories of the offering combined;

(iv)	Current stockholders of Northfield-Federal are subject to an ownership limitation. As previously described, current stockholders of Northfield-Federal will receive shares of Northfield-Delaware common stock in exchange for their existing shares of Northfield-Federal common stock. The number of shares of common stock that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Northfield-Federal common stock, may not exceed 5% of the shares of common stock of Northfield-Delaware to be issued and outstanding at the completion of the conversion; and

(v)	The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of Northfield Bank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 25% of the total shares issued in the conversion.
     Depending upon market or financial conditions, our board of directors, with the approval of the Office of Thrift Supervision and without further approval of members of Northfield Bancorp, MHC, may decrease or increase the purchase and ownership limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given the opportunity to increase their orders up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.
     In the event of an increase in the offering range of up to 40,997,500 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion and reorganization:
(i)	to fill the subscriptions of our tax-qualified employee benefit plans, including the employee stock ownership plan and our 401(k) plan, for up to 10% of the total number of shares of common stock issued in the offering;

(ii)	in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfilled subscriptions of these subscribers according to their respective priorities; and

(iii)	to fill unfilled subscriptions in the community offering, with preference given first to natural persons (including trusts of natural persons) residing in New Jersey Counties of Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union, the New York Counties of Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, and Pike County, Pennsylvania, then to Northfield-Federal’s public stockholders as of July 30, 2010, and then to members of the general public.
     The term “associate” of a person means:
(i)	any corporation or organization, other than Northfield-Federal, Northfield Bank or a majority-owned subsidiary of Northfield Bank, of which the person is a senior officer, partner or 10% beneficial stockholder;

(ii)	any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Northfield-Federal or Northfield Bank.
     The term “acting in concert” means:
(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.
     A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.
     We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” Persons having the same address, and persons exercising subscription rights through qualifying deposits registered at the same address will be deemed to be acting in concert unless we determine otherwise.
     Our directors are not treated as associates of each other solely because of their membership on the board of directors. Common stock purchased in the offering will be freely transferable except for shares purchased by directors and certain officers of Northfield-Delaware or Northfield Bank and except as described below. Any purchases made by any associate of Northfield-Delaware or Northfield Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of Northfield-Delaware.”
Plan of Distribution; Selling Agent Compensation
     To assist in the marketing of our shares of common stock, we have retained Sandler O’Neill & Partners, L.P., which is a broker-dealer registered with the Financial Industry Regulatory Authority. Sandler O’Neill & Partners, L.P. will assist us on a best efforts basis in the offering by:
(i)	consulting as to the financial and securities market implications of the plan of conversion;

(ii)	reviewing with our board of directors the financial effect of the offering on us, based on the independent appraiser’s appraisal of the shares of common stock;

(iii)	reviewing all offering documents, including this prospectus, stock order forms and related offering materials;

(iv)	assisting in the design and implementation of a marketing strategy for the offering;

(v)	assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the stock offering; and

(vi)	providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offering.
     For these services, Sandler O’Neill & Partners, L.P. will receive a fee of 1% of the dollar amount of all shares of common stock sold in the subscription and community offerings. No sales fee will be payable to Sandler O’Neill & Partners, L.P. with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans, and no sales fee will be payable with respect to the exchange shares.
     In the event that common stock is sold through a group of broker-dealers in a syndicated community offering, we will pay (i) a management fee of 1.0% of the aggregate dollar amount of the common stock sold in the syndicated community offering to Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. and (ii) a selling concession of 4.0% of the actual purchase price of each security sold in the syndicated community offering to these selected dealers who sell shares in the syndicated community offering (including Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc.).
     If the offering is completed, Sandler O’Neill & Partners, L.P. will not be reimbursed separately for expenses. However, we have agreed to reimburse Sandler O’Neill & Partners, L.P. up to $150,000 for reimbursable expenses (including legal fees and expenses and other out-of-pocket expenses) in the event the offering is not completed.
     We will indemnify Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.
     Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Northfield Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Sandler O’Neill & Partners, L.P. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.
     We have also engaged Sandler O’Neill & Partners, L.P. as records management agent in connection with the conversion and offering. In its role as records management agent, Sandler O’Neill & Partners, L.P., will assist us in the offering in the:
•	consolidation of deposit accounts and vote calculations;

•	design and preparation of proxy and stock order forms;

•	organization and supervision of the Stock Information Center;

•	proxy solicitation and other services for our special meeting of members; and

•	preparation and processing of other documents related to the stock offering.
     Sandler O’Neill & Partners, L.P. will not receive a separate fee or reimbursement for expenses for these services.

Lock-up Agreements
     We, and each of our directors and executive officers have agreed, subject to certain exceptions, that during the period beginning on the date of this prospectus and ending 90 days after the closing of the offering, without the prior written consent of Sandler O’Neill & Partners, L.P., directly or indirectly, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Northfield-Federal or Northfield-Delaware stock or any securities convertible into or exchangeable or exercisable for Northfield-Federal or Northfield-Delaware stock, whether owned on the date of this prospectus or acquired after the date of this prospectus or with respect to which we or any of our directors or executive officers has or after the date of this prospectus acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Northfield-Federal or Northfield-Delaware stock, whether any such swap or transaction is to be settled by delivery of stock or other securities, in cash or otherwise. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions set forth above will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or event related to us occurs.
Procedure for Purchasing Shares
     Expiration Date. The subscription and community offerings will expire at 4:00 p.m., Eastern Time, on September 13, 2010, unless we extend one or both for up to 45 days, with the approval of the Office of Thrift Supervision, if required. This extension may be approved by us, in our sole discretion, without notice to purchasers in the offering. Any extension of the subscription and/or community offering beyond October 28, 2010 would require the Office of Thrift Supervision’s approval. If the offering is so extended, or if the offering range is decreased or is increased above the adjusted maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds submitted to us will be returned promptly, with interest at 0.25% per annum for funds received in the subscription and community offerings. We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.
     We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.25% per annum from the date of receipt as described above.
     Use of Order Forms in the Subscription and Community Offerings. In order to purchase shares of common stock in the subscription and community offerings, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled order forms. All order forms must be received (not postmarked) prior to 4:00 p.m., Eastern Time, on September 13, 2010. We are not required to accept order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your order form and payment by mail using the stock order return envelope provided, or by overnight delivery to our Stock Information Center at the address noted on the Stock Order Form. You may hand-deliver stock order forms to the Stock Information Center, which will be located at Northfield Bank’s Avenel office, 1410 St. Georges Avenue, Second floor, Avenel, New Jersey. Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at our other branch offices. Please do not mail stock order forms to Northfield Bank’s offices.

     Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering. If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion and reorganization. Our interpretation of the terms and conditions of the plan of conversion and reorganization and of the acceptability of the order forms will be final.
     By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Northfield Bank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.
     Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription and community offerings may be made by:
(i)	personal check, bank check or money order, made payable to Northfield Bancorp, Inc.; or

(ii)	authorization of withdrawal of available funds from the types of Northfield Bank deposit accounts described on the stock order form.
     Appropriate means for designating withdrawals from deposit accounts at Northfield Bank are provided on the order form. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at Northfield Bank and will earn interest at 0.25% per annum from the date payment is processed until the offering is completed or terminated.
     You may not remit cash, wire transfers, Northfield Bank line of credit checks or any type of third-party checks (including those payable to you and endorsed over to Northfield-Delaware). You may not designate on your stock order form direct withdrawal from a Northfield Bank retirement account. See “—Using Individual Retirement Account Funds.” Additionally, you may not designate a direct withdrawal from Northfield Bank accounts with check-writing privileges. Please provide a check instead. If you request that we directly withdraw the funds, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account. If permitted by the Office of Thrift Supervision, in the event we resolicit large purchasers, as described above in “Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares.
     Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by October 28, 2010. In such event, funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at 0.25% per annum, for funds received in the subscription and community offerings. Additionally, all deposit account withdrawal authorizations will be canceled. We may resolicit purchasers for a specified period of time.

     Regulations prohibit Northfield Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.
     We shall have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion. This payment may be made by wire transfer.
     If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering, provided that there is a loan commitment from an unrelated financial institution or Northfield-Delaware to lend to the employee stock ownership plan the necessary amount to fund the purchase.
     Using Individual Retirement Account Funds. If you are interested in using funds in your individual retirement account or other retirement account to purchase shares of common stock, you must do so through a self-directed retirement account. By regulation, Northfield Bank’s retirement accounts are not self-directed, so they cannot be invested in our shares of common stock. Therefore, if you wish to use funds that are currently in a Northfield Bank retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, offering self-directed retirement accounts. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. An annual administrative fee may be payable to the independent trustee or custodian. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Northfield Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks prior to the September 13, 2010 offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.
     Delivery of Stock Certificates. Certificates representing shares of common stock sold in the subscription offering and community offering will be mailed to the certificate registration address noted by purchasers on the stock order form. Stock certificates will be sent to purchasers by first-class mail as soon as practicable after the completion of the conversion and stock offering. We expect trading in the stock to begin on the business day of or on the business day following the completion of the conversion and stock offering. It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm. If you are currently a stockholder of Northfield-Federal, see “—Exchange of Existing Stockholders’ Stock Certificates.”
     Other Restrictions. Notwithstanding any other provision of the plan of conversion and reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply:
(i)	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such state;

(ii)	the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.
Restrictions on Transfer of Subscription Rights and Shares
     Office of Thrift Supervision regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the order form, you should not add the name(s) of persons who do not have subscription rights or who qualify only in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.
     We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.
Stock Information Center
     Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The toll-free phone number is (877) 651-9234. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.
Liquidation Rights
     Liquidation prior to the conversion. In the unlikely event that Northfield Bancorp, MHC is liquidated prior to the conversion, all claims of creditors of Northfield Bancorp, MHC would be paid first. Thereafter, if there were any assets of Northfield Bancorp, MHC remaining, these assets would first be distributed to certain depositors of Northfield Bank under such depositors’ liquidation rights. The amount received by such depositors would be equal to their pro rata interest in the remaining value of Northfield Bancorp, MHC after claims of creditors, based on the relative size of their deposit accounts.
     Liquidation following the conversion. The plan of conversion and reorganization provides for the establishment, upon the completion of the conversion, of a liquidation account by Northfield-Delaware for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Northfield Bancorp, MHC’s ownership interest in Northfield-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Northfield Bancorp, MHC as of the date of the latest statement of financial condition of Northfield Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Northfield-Federal). The plan of conversion also provides for the establishment of a parallel liquidation account in Northfield Bank to support the Northfield-Delaware liquidation account in the event Northfield-Delaware does not have sufficient assets to fund its obligations under the Northfield-Delaware liquidation account.
     In the unlikely event that Northfield Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Northfield-Federal, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Northfield Bank or Northfield-Delaware above that amount.
     The liquidation account established by Northfield-Delaware is designed to provide qualifying depositors a liquidation interest (exchanged for the liquidation interests such persons had in Northfield Bancorp, MHC) after the conversion in the event of a complete liquidation of Northfield-Delaware and Northfield Bank or a liquidation solely of Northfield Bank. Specifically, in the unlikely event that either (i) Northfield Bank or (ii) Northfield-Delaware and Northfield Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of March 31, 2009 and June 30, 2010 of their interests in the liquidation account maintained by Northfield-Delaware. Also, in a complete liquidation of both entities, or of Northfield Bank only, when Northfield-Delaware has insufficient assets (other than the stock of Northfield Bank) to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Northfield Bank has positive net worth, Northfield Bank shall immediately make a distribution to fund Northfield-Delaware’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by Northfield-Delaware as adjusted from time to time pursuant to the plan of conversion and Office of Thrift Supervision regulations. If Northfield-Delaware is completely liquidated or sold apart from a sale or liquidation of Northfield Bank, then the Northfield-Delaware liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Northfield Bank liquidation account, subject to the same rights and terms as the Northfield-Delaware liquidation account.
     Pursuant to the plan of conversion and reorganization, after two years from the date of conversion and upon the written request of the Office of Thrift Supervision, Northfield-Delaware will eliminate or transfer the liquidation account and the depositors’ interests in such account to Northfield Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Northfield Bank.
     Under the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which Northfield-Delaware or Northfield Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.
     Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Northfield Bank on March 31, 2009 or June 30, 2010 equal to the proportion that the balance of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s deposit account on March 31, 2009 and June 30, 2010, respectively, bears to the balance of all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders in Northfield Bank on such date.
     If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on March 31, 2009 or June 30, 2010, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Material Income Tax Consequences
     Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income tax consequences of conversion to Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members of Northfield Bancorp, MHC. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Northfield-Delaware or Northfield Bank would prevail in a judicial proceeding.
     Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank and Northfield-Delaware have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which includes the following:
1.	The merger of Northfield Bancorp, MHC with and into Northfield-Federal will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.	The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Northfield Bancorp, MHC for liquidation interests in Northfield-Federal will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.	None of Northfield Bancorp, MHC, Northfield-Federal, Eligible Account Holders nor Supplemental Eligible Account Holders, will recognize any gain or loss on the transfer of the assets of Northfield Bancorp, MHC to Northfield-Federal in constructive exchange for liquidation interests in Northfield-Federal.

4.	The basis of the assets of Northfield Bancorp, MHC and the holding period of such assets to be received by Northfield-Federal will be the same as the basis and holding period of such assets in Northfield Bancorp, MHC immediately before the exchange.

5.	The merger of Northfield-Federal with and into Northfield-Delaware will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Northfield-Federal nor Northfield-Delaware will recognize gain or loss as a result of such merger.

6.	The basis of the assets of Northfield-Federal and the holding period of such assets to be received by Northfield-Delaware will be the same as the basis and holding period of such assets in Northfield-Federal immediately before the exchange.

7.	Current stockholders of Northfield-Federal will not recognize any gain or loss upon their exchange of Northfield-Federal common stock for Northfield-Delaware common stock.

8.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Northfield-Federal for interests in the liquidation account in Northfield-Delaware.

9.	The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Northfield-Federal for interests in the liquidation account established in Northfield-Delaware will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.	Each stockholder’s aggregate basis in shares of Northfield-Delaware common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Northfield-Federal common stock surrendered in the exchange.

11.	Each stockholder’s holding period in his or her Northfield-Delaware common stock received in the exchange will include the period during which the Northfield-Federal common stock surrendered was held, provided that the Northfield-Federal common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

12.	Cash received by any current stockholder of Northfield-Federal in lieu of a fractional share interest in shares of Northfield-Delaware common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Northfield-Delaware common stock, which such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

13.	It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Northfield-Delaware common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Northfield-Delaware common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

14.	It is more likely than not that the fair market value of the benefit provided by the liquidation account of Northfield Bank supporting the payment of the Northfield-Delaware liquidation account in the event Northfield-Delaware lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Northfield Bank liquidation account as of the effective date of the merger of Northfield-Federal with and into Northfield-Delaware.

15.	It is more likely than not that the basis of the shares of Northfield-Delaware common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the Northfield-Delaware common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

16.	No gain or loss will be recognized by Northfield-Delaware on the receipt of money in exchange for Northfield-Delaware common stock sold in the offering.
     We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Northfield Bancorp, MHC, Northfield-Federal, Northfield Bank, Northfield-Delaware and persons receiving subscription rights and stockholders of Northfield-Federal. With respect to items 8 and 13 above, Luse Gorman Pomerenk & Schick, P.C. noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. The firm further noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value. The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.
     The opinion as to item 14 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Northfield Bank are reduced; and (iv) the Northfield Bank liquidation account payment obligation arises only if Northfield-Delaware lacks sufficient assets to fund the liquidation account.
     In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Northfield Bank liquidation account supporting the payment of the liquidation account in the event Northfield-Delaware lacks sufficient net assets does not have any economic value at the time of the conversion. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes it is more likely than not that such rights in the Northfield Bank liquidation account have no value. If such rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.
     The opinion of Luse Gorman Pomerenk & Schick, P.C., unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed reorganization and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.
     We have also received an opinion from Crowe Horwath LLP that the New Jersey and New York state income tax consequences are consistent with the federal income tax consequences.
     The federal and state tax opinions have been filed with the Securities and Exchange Commission as an exhibit to Northfield-Delaware’s registration statement.
Certain Restrictions on Purchase or Transfer of Our Shares after Conversion
     All shares of common stock purchased in the offering by a director or certain officers of Northfield Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Northfield-Delaware also will be restricted by the insider trading rules under the Securities Exchange Act of 1934.
     Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

     Office of Thrift Supervision regulations prohibit Northfield-Delaware from repurchasing its shares of common stock during the first year following conversion unless compelling business reasons exist for such repurchases. After one year, the Office of Thrift Supervision does not impose any repurchase restrictions.
COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING STOCKHOLDERS OF NORTHFIELD
BANCORP, INC.
     General. As a result of the conversion, existing stockholders of Northfield-Federal will become stockholders of Northfield-Delaware There are differences in the rights of stockholders of Northfield-Federal and stockholders of Northfield-Delaware caused by differences between federal and Delaware law and regulations and differences in Northfield-Federal’s federal stock charter and bylaws and Northfield-Delaware’s Delaware certificate of incorporation and bylaws.
     This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Northfield-Delaware’s certificate of incorporation and bylaws.
     Authorized Capital Stock. The authorized capital stock of Northfield-Federal consists of 90,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
     The authorized capital stock of Northfield-Delaware consists of 150,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share.
     Northfield-Federal’s charter and Northfield-Delaware’s certificate of incorporation both authorize the Board of Directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rights and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.
     Issuance of Capital Stock. Pursuant to applicable laws and regulations, Northfield Bancorp, MHC is required to own not less than a majority of the outstanding shares of Northfield-Federal common stock. Northfield Bancorp, MHC will no longer exist following consummation of the conversion.
     Northfield-Delaware’s certificate of incorporation does not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Northfield-Federal’s stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by a majority of the total votes eligible to be cast at a legal stockholders’ meeting. However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by Northfield-Delaware stockholders due to requirements of the Nasdaq Stock Market and in order to qualify stock options for favorable federal income tax treatment.
     Voting Rights. Neither Northfield-Federal’s stock charter or bylaws nor Northfield-Delaware’s certificate of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.
     Payment of Dividends. Northfield-Federal has no regulatory restriction on its ability to pay dividends. Delaware law generally provides that Northfield-Delaware is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.

     Board of Directors. Northfield-Federal’s bylaws and Northfield-Delaware’s certificate of incorporation and bylaws require the Board of Directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.
     Under Northfield-Federal’s bylaws, any vacancies on the Board of Directors of Northfield-Federal may be filled by the affirmative vote of two-thirds of the remaining directors. Persons elected by the Board of Directors of Northfield-Federal to fill vacancies may only serve until the next annual meeting of stockholders. Under Northfield-Delaware’s bylaws, any vacancy occurring on the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by a majority of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.
     Limitations on Liability. The charter and bylaws of Northfield-Federal do not limit the personal liability of directors.
     Northfield-Delaware’s certificate of incorporation provides that directors will not be personally liable for monetary damages to Northfield-Delaware for certain actions as directors, except for (i) receipt of an improper personal benefit from their positions as directors, (ii) actions or omissions that are determined to have involved active and deliberate dishonesty, or (iii) to the extent allowed by Delaware law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their duties even though such an action, if successful, might benefit Northfield-Delaware.
     Indemnification of Directors, Officers, Employees and Agents. Under current Office of Thrift Supervision regulations, Northfield-Federal shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Northfield-Federal or its stockholders. Northfield-Federal also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Northfield-Federal is required to notify the Office of Thrift Supervision of its intention, and such payment cannot be made if the Office of Thrift Supervision objects to such payment.
     The certificate of incorporation of Northfield-Delaware provides that it shall indemnify its current and former directors and officers to the fullest extent required or permitted by Delaware law, including the advancement of expenses. Delaware law allows Northfield-Delaware to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Northfield-Delaware. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.
     Special Meetings of Stockholders. Northfield-Federal’s bylaws provide that special meetings of stockholders may be called by the Chairman, the Chief Executive Officer, the President, two-thirds of the members of the Board of Directors or the holders of not less than 50% of the outstanding capital stock of Northfield-Federal entitled to vote at the meeting. Northfield-Delaware’s bylaws provide that special meetings of the stockholders may be called only by a majority vote of the total authorized directors.

     Stockholder Nominations and Proposals. Northfield-Federal’s bylaws generally provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Northfield-Federal at least 30 days before the date of any such meeting.
     Northfield-Delaware’s bylaws generally provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Northfield-Delaware at least 90 days prior to the anniversary date of the proxy statement for the prior year’s annual meeting. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.
     Management believes that it is in the best interests of Northfield-Delaware and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are in their best interests.
     Limitations on Voting Rights of Greater-than-10% Stockholders. Northfield-Delaware’s certificate of incorporation provides that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. Northfield-Federal’s charter does not provide such a limit on voting common stock.
     In addition, Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of Northfield-Delaware’s equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of Northfield-Delaware’s equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.
     Mergers, Consolidations and Sales of Assets. A federal regulation applicable to Northfield-Federal generally requires the approval of two-thirds of the Board of Directors of Northfield-Federal and the holders of two-thirds of the outstanding stock of Northfield-Federal entitled to vote thereon for mergers, consolidations and sales of all or substantially all of Northfield-Federal’s assets. Such regulation permits Northfield-Federal to merge with another corporation without obtaining the approval of its stockholders if:
(i)	it does not involve an interim savings institution;

(ii)	Northfield-Federal’s federal stock charter is not changed;

(iii)	each share of Northfield-Federal’s stock outstanding immediately prior to the effective date of the transaction will be an identical outstanding share or a treasury share of Northfield-Federal after such effective date; and

(iv)	either:

(a)	no shares of voting stock of Northfield-Federal and no securities convertible into such stock are to be issued or delivered under the plan of combination; or

(b)	the authorized but unissued shares or the treasury shares of voting stock of Northfield-Federal to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of Northfield-Federal outstanding immediately prior to the effective date of the transaction.
     Under Delaware law, “business combinations” between Northfield-Delaware and an interested stockholder or an affiliate of an interested stockholder are prohibited for three years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation or, in circumstances specified in the statute, certain transfers of assets, stock issuances and other transactions involving interested stockholders and their affiliates. Delaware law defines an interested stockholder as: (i) any person who beneficially owns 15% or more of the voting power of Northfield-Delaware’s voting stock; or (ii) an affiliate or associate of Northfield-Delaware who, within the three-year period prior to the date in question, was the beneficial owner of 15% or more of the voting power of the then-outstanding voting stock of Northfield-Delaware.
     Before the end of the three-year period, any business combination between Northfield-Delaware and an interested stockholder generally must be recommended by the Board of Directors of Northfield-Delaware and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock of Northfield-Delaware other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
     Evaluation of Offers. The certificate of incorporation of Northfield-Delaware provides that its Board of Directors, when evaluating an offer to: (i) make a tender or exchange offer for any equity security of Northfield-Delaware; (ii) merge or consolidate Northfield-Delaware with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Northfield-Delaware, may, in connection with the exercise of its judgment in determining what is in the best interest of Northfield-Delaware and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of such offer on Northfield-Delaware’s present and future customers and employees and those of its subsidiaries; on the communities in which Northfield-Delaware and its subsidiaries operate or are located; on the ability of Northfield-Delaware to fulfill its corporate objectives as Northfield Bank’s holding company and on the ability of Northfield Bank to fulfill the objectives of a stock savings bank under applicable statutes and regulations.
     Northfield-Federal’s charter and bylaws do not contain a similar provision.
     Dissenters’ Rights of Appraisal. Office of Thrift Supervision regulations generally provide that a stockholder of a federally chartered corporation that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such institution payment of the fair or appraised value of his or her stock in the corporation, subject to specified procedural requirements. The regulations also provide, however, that a stockholder of a federally chartered corporation whose shares are listed on a national securities exchange or quoted on the Nasdaq stock market are not entitled to dissenters’ rights in connection with a merger if the stockholder is required to accept only “qualified consideration” for his or her stock, which is defined to include cash, shares of stock of any institution or corporation that at the effective date of the merger will be listed on a national securities exchange or quoted on the Nasdaq stock market, or any combination of such shares of stock and cash.
     Under Delaware law, stockholders of Northfield-Delaware will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which Northfield-Delaware is a party as long as the common stock of Northfield Financial Services, Inc. trades on the Nasdaq Global Market.

     Amendment of Governing Instruments. No amendment of Northfield-Federal’s stock charter may be made unless it is first proposed by the Board of Directors of Northfield-Federal, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.
     Northfield-Delaware’s certificate of incorporation may be amended, upon the submission of an amendment by the Board of Directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole Board of Directors approves such amendment; provided, however, that approval by at least 85% of the outstanding voting stock is generally required to amend the following provisions:
(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	The division of the Board of Directors into three staggered classes;

(iii)	The ability of the Board of Directors to fill vacancies on the board;

(iv)	The requirement that at least a majority of the votes eligible to be cast by stockholders must vote to remove directors, and can only remove directors for cause;

(v)	The ability of the Board of Directors to amend and repeal the bylaws;

(vi)	The number of stockholders constituting a quorum or required for stockholder consent; and

(vii)	The provision of the certificate of incorporation requiring approval of at least 85% of the outstanding voting stock to amend the provisions of the certificate of incorporation provided in (i) through (vii) of this list.
     The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of a majority of our directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.
RESTRICTIONS ON ACQUISITION OF NORTHFIELD-DELAWARE
     Although the board of directors of Northfield-Delaware is not aware of any effort that might be made to obtain control of Northfield-Delaware after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of Northfield-Delaware’s certificate of incorporation to protect the interests of Northfield-Delaware and its stockholders from takeovers which the board of directors might conclude are not in the best interests of Northfield Bank, Northfield-Delaware or Northfield-Delaware’s stockholders.
     The following discussion is a general summary of the material provisions of Delaware law, Northfield-Delaware’s certificate of incorporation and bylaws, Northfield Bank’s charter and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Northfield-Delaware’s certificate of incorporation and bylaws are included as part of Northfield Bancorp, MHC’s application for conversion filed with the Office of Thrift Supervision and Northfield-Delaware’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Delaware Law and Certificate of Incorporation and Bylaws of Northfield-Delaware
     Delaware law, as well as Northfield-Delaware’s certificate of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Northfield-Delaware more difficult.
     Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Northfield Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.
     Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by a majority of the board of directors.
     Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.
     Limitation of Voting Rights. The certificate of incorporation provides that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.
     Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).
     Authorized but Unissued Shares. After the conversion, Northfield-Delaware will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Northfield-Delaware Following the Conversion.” The certificate of incorporation authorizes 25,000,000 shares of serial preferred stock. Northfield-Delaware is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Northfield-Delaware that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Northfield-Delaware. The board of directors has no present plan or understanding to issue any preferred stock.
     Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by the board of directors and also by at least a majority of the outstanding shares of the voting stock; provided, however, that approval by at least 85% of the outstanding voting stock is generally required to amend certain provisions. A list of these provisions is provided under “Comparison of Stockholders’ Rights For Existing Stockholders of Northfield Bancorp, Inc.—Amendment of Governing Instruments” above.
     The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of a majority of Northfield-Delaware’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting shares.
     Business Combinations with Interested Stockholders. Delaware law restricts mergers, consolidations, sales of assets and other business combinations between Northfield-Delaware and an “interested stockholder”. See “Comparison of Stockholder Rights for Existing Stockholders of Northfield Bancorp, Inc.—Mergers, Consolidations and Sales of Assets” above.
     Evaluation of Offers. The certificate of incorporation of Northfield-Delaware provides that its board of directors, when evaluating a transaction that would or may involve a change in control of Northfield-Delaware (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Northfield-Delaware and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of these enumerated factors, see “Comparison of Stockholder Rights for Existing Stockholders of Northfield Bancorp, Inc.—Evaluation of Offers” above.
     Purpose and Anti-Takeover Effects of Northfield-Delaware’s Certificate of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. Our board of directors believes these provisions are in the best interests of Northfield-Delaware and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Northfield-Delaware and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Northfield-Delaware and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Northfield-Delaware and that is in the best interests of all our stockholders.
     Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Northfield-Delaware for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Northfield-Delaware’s assets.
     Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.
     Despite our belief as to the benefits to stockholders of these provisions of Northfield-Delaware’s certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Charter of Northfield Bank
     Northfield Bank’s charter will provide that for a period of five years from the closing of the conversion and offering, no person other than Northfield-Delaware may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Northfield Bank. This provision does not apply to any tax-qualified employee benefit plan of Northfield Bank or Northfield-Delaware or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Northfield-Delaware or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of Northfield Bank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.
Conversion Regulations
     Office of Thrift Supervision regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Office of Thrift Supervision, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Office of Thrift Supervision has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.
Change in Control Regulations
     Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the Office of Thrift Supervision has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a savings bank without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Office of Thrift Supervision.
     Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies that acquire beneficial ownership exceeding 10% or more of any class of a savings bank’s stock who do not intend to participate in or seek to exercise control over a savings bank’s management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”
     The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:
(i)	the acquisition would result in a monopoly or substantially lessen competition;

(ii)	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

(iii)	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.
DESCRIPTION OF CAPITAL STOCK OF NORTHFIELD-DELAWARE FOLLOWING THE
CONVERSION
General
     Northfield-Delaware is authorized to issue 150,000,000 shares of common stock, par value of $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Northfield-Delaware currently expects to issue in the offering and exchange up to 62,991,810 shares of common stock, subject to adjustment up to 72,440,582 shares. Northfield-Delaware will not issue shares of preferred stock in the conversion. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.
     The shares of common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.
Common Stock
     Dividends. Delaware law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The payment of dividends by Northfield-Delaware is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce Northfield-Delaware’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Northfield-Delaware will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Northfield-Delaware issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
     Voting Rights. Upon completion of the conversion, the holders of common stock of Northfield-Delaware will have exclusive voting rights in Northfield-Delaware. They will elect Northfield-Delaware’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Northfield-Delaware’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Northfield-Delaware issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 85% of our outstanding common stock.
     As a federal stock savings association, corporate powers and control of Northfield Bank are vested in its board of directors, who elect the officers of Northfield Bank and who fill any vacancies on the board of directors.

Voting rights of Northfield Bank are vested exclusively in the owners of the shares of capital stock of Northfield Bank, which will be Northfield-Delaware, and voted at the direction of Northfield-Delaware’s board of directors. Consequently, the holders of the common stock of Northfield-Delaware will not have direct control of Northfield Bank.
     Liquidation. In the event of any liquidation, dissolution or winding up of Northfield Bank, Northfield-Delaware, as the holder of 100% of Northfield Bank’s capital stock, would be entitled to receive all assets of Northfield Bank available for distribution, after payment or provision for payment of all debts and liabilities of Northfield Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Northfield-Delaware, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Northfield-Delaware available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
     Preemptive Rights. Holders of the common stock of Northfield-Delaware will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.
Preferred Stock
     None of the shares of Northfield-Delaware’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
TRANSFER AGENT
     The transfer agent and registrar for Northfield-Delaware’s common stock is Registrar and Transfer Company, Cranford, New Jersey.
EXPERTS
     The consolidated financial statements of Northfield-Federal and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.
     RP Financial, LC. has consented to the publication herein of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letters with respect to subscription rights and the liquidation accounts.
LEGAL MATTERS
     Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Northfield-Delaware, Northfield Bancorp, MHC, Northfield-Federal and Northfield Bank, will issue to Northfield-Delaware its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. Crowe Horwath LLP has provided opinions to us regarding the New Jersey and New York income tax consequences of the conversion. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. by Kilpatrick Stockton LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
     Northfield-Delaware has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Northfield-Delaware. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.
     Northfield Bancorp, MHC has filed with the Office of Thrift Supervision an Application on Form AC with respect to the conversion. This prospectus omits certain information contained in the application. The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311. Our Plan of Conversion and Reorganization is available, upon request, at each of our branch offices.
     In connection with the offering, Northfield-Delaware will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, Northfield-Delaware and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion and reorganization, Northfield-Delaware has undertaken that it will not terminate such registration for a period of at least three years following the offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets at March 31, 2010 (Unaudited) and December 31, 2009 and 2008	F-5

Consolidated Statements of Income for the three months ended March 31, 2010 and 2009 (Unaudited) and for the years ended December 31, 2009, 2008 and 2007	F-6

Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2010 (Unaudited) and for the years ended December 31, 2009, 2008 and 2007	F-7

Consolidated Statements of Cash Flows for the three months ended March 31, 2010 and 2009 (Unaudited) and for the years ended December 31, 2009, 2008 and 2007	F-8

Notes to Consolidated Financial Statements	F-9
***
All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Northfield Bancorp, Inc. and subsidiaries:
We have audited the accompanying consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in note 2 to the consolidated financial statements, the Company changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board, as of April 1, 2009.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Short Hills, New Jersey
March 16, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Northfield Bancorp, Inc. and subsidiaries:
We have audited Northfield Bancorp, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Northfield Bancorp, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Northfield Bancorp, Inc. and subsidiaries’ internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Northfield Bancorp, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 16, 2010 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Short Hills, New Jersey
March 16, 2010

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	At March 31,	At December 31,

(in thousands, except share data)	2010	2009	2008

	(Unaudited)
ASSETS:

Cash and due from banks	$9,646	10,183	9,014
Interest-bearing deposits in other financial institutions	41,165	32,361	41,114

Total cash and cash equivalents	50,811	42,544	50,128

Certificates of deposit	—	—	53,653
Trading securities	3,706	3,403	2,498
Securities available-for-sale, at estimated fair value (encumbered $261,004 (unaudited) in 2010, $219,446 in 2009, and $183,711 in 2008)	1,216,195	1,131,803	957,585
Securities held-to-maturity, at amortized cost (estimated fair value of $6,432 (unaudited), $6,930 and $14,588 in 2010, 2009, and 2008, respectively) (encumbered $0 (unaudited) in 2010, $0 in 2009, and $1,241 in 2008)	6,220	6,740	14,479
Loans held-for-investment, net	737,225	729,269	589,984
Allowance for loan losses	(17,146)	(15,414)	(8,778)

Net loans held-for-investment	720,079	713,855	581,206

Accrued interest receivable	8,042	8,054	8,319
Bank owned life insurance	44,174	43,751	42,001
Federal Home Loan Bank of New York stock, at cost	5,026	6,421	9,410
Premises and equipment, net	13,114	12,676	8,899
Goodwill	16,159	16,159	16,159
Other real estate owned	1,533	1,938	1,071
Other assets	12,744	14,930	12,353

Total assets	$2,097,803	2,002,274	1,757,761

LIABILITIES AND STOCKHOLDERS’ EQUITY:

LIABILITIES:
Deposits	$1,392,905	1,316,885	1,024,439
Securities sold under agreements to repurchase	244,680	200,000	170,000
Other borrowings	48,380	79,424	162,084
Advance payments by borrowers for taxes and insurance	2,038	757	3,823
Accrued expenses and other liabilities	13,514	13,668	10,837

Total liabilities	1,701,517	1,610,734	1,371,183

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:

Preferred stock, $.01 par value; 10,000,000 shares authorized, none issued or outstanding	—	—	—
Common stock, $.01 par value; 90,000,000 shares authorized, 45,632,611 (unaudited), 45,628,211, and 44,803,061 shares issued at March 31, 2010, December 31, 2009 and 2008, respectively, 43,722,522 (unaudited), 43,912,148 and 44,803,061 shares outstanding at March 31, 2010, December 31, 2009 and 2008, respectively	456	456	448
Additional paid-in capital	203,541	202,479	199,453
Unallocated common stock held by employee stock ownership plan	(15,660)	(15,807)	(16,391)
Retained earnings	214,779	212,196	203,085
Accumulated other comprehensive income (loss) (net of tax of $10,444 (unaudited), $8,336, and ($12), for 2010, 2009, and 2008, respectively)	15,690	12,145	(17)
Treasury stock at cost; 1,910,089 (unaudited), 1,716,063, and 0 shares at March 31, 2010, December 31, 2009 and 2008, respectively	(22,520)	(19,929)	—

Total stockholders’ equity	396,286	391,540	386,578

Total liabilities and stockholders’ equity	$2,097,803	2,002,274	1,757,761

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Three Months Ended March 31,		Years Ended December 31,

(in thousands, except share data)	2010	2009	2009	2008	2007

	(Unaudited)
Interest income:
Loans	$10,293	8,571	38,889	31,617	28,398
Mortgage-backed securities	9,181	11,114	42,256	38,072	30,576
Other securities	1,384	282	3,223	1,348	2,100
Federal Home Loan Bank of New York dividends	95	80	399	652	519
Deposits in other financial institutions	54	435	801	3,360	4,109

Total interest income	21,007	20,482	85,568	75,049	65,702

Interest expense:
Deposits	3,952	4,957	18,214	18,522	23,763
Borrowings	2,506	2,764	10,763	9,734	5,073

Total interest expense	6,458	7,721	28,977	28,256	28,836

Net interest income	14,549	12,761	56,591	46,793	36,866

Provision for loan losses	1,930	1,644	9,038	5,082	1,442

Net interest income after provision for loan losses	12,619	11,117	47,553	41,711	35,424

Non-interest income:
Fees and service charges for customer services	660	659	2,695	3,133	3,132
Income on bank owned life insurance	423	433	1,750	4,235	1,694
Gain (loss) on securities transactions, net	615	(154)	891	(1,318)	71
Gain on sale of premises and equipment and deposit relationships	—	—	—	—	4,308
Other-than-temporary impairment losses on securities	—	—	(1,365)	—	—
Portion recognized in other comprehensive income (before taxes)	—	—	1,189	—	—

Net impairment losses on securities recognized in earnings	—	—	(176)	—	—

Other	25	31	233	103	273

Total non-interest income	1,723	969	5,393	6,153	9,478

Non-interest expense:
Compensation and employee benefits	4,791	3,768	16,896	11,723	12,685
Director compensation	392	308	1,338	545	598
Occupancy	1,194	1,120	4,602	3,864	3,062
Furniture and equipment	272	288	1,093	996	852
Data processing	607	844	2,637	3,021	2,425
Professional fees	379	526	1,950	1,584	1,218
Contribution to Northfield Bank Foundation	—	—	—	—	11,952
FDIC insurance	430	414	2,320	251	116
Other	1,056	514	3,418	2,868	3,042

Total non-interest expense	9,121	7,782	34,254	24,852	35,950

Income before income taxes	5,221	4,304	18,692	23,012	8,952

Income tax expense (benefit)	1,840	1,569	6,618	7,181	(1,555)

Net income	$3,381	2,735	12,074	15,831	10,507

Net income (loss) per common share — basic and diluted (1)	$0.08	0.06	0.28	0.37	(0.03)

Weighted average shares outstanding — basic (1)	41,509,173	43,089,331	42,405,774	43,133,856	43,076,586

Weighted average shares outstanding — diluted	41,823,794	43,104,409	42,532,568	—	—

(1)	Net loss per share is calculated for the period that the Company’s shares of common stock were outstanding (November 8, 2007, through December 31, 2007). The net loss for this period was $1,501,000 and the weighted average common shares outstanding were 43,076,586. Per share data and shares outstanding information is not applicable prior to November 8, 2007.
See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

	For the three months ended March 31, 2010 (Unaudited) and the years ended December 31, 2009, 2008, and 2007
				Unallocated		Accumulated
				common stock		other
	Common stock		Additional	held by the		comprehensive		Total
		Par	paid-in	employee stock	Retained	income (loss),	Treasury	stockholders’
(in thousands, except share data)	Shares	Value	capital	ownership plan	earnings	net of tax	Stock	equity

Balance at December 31, 2006	100	$—	510	—	177,731	(14,247)	—	163,994

Comprehensive income:
Net income					10,507			10,507
Net unrealized holding gains on securities arising during the year (net of tax of $7,069)						10,897		10,897
Reclassification adjustment for gains included in net income (net of tax of $4)						(5)		(5)
Post retirement benefits adjustment (net of tax $158)						(163)		(163)

Total comprehensive income					10,507	10,729		21,236

Contribution from Northfield Bancorp, MHC.			500					500
Sale of 19,265,316 shares of common stock, issuance of 24,641,684 shares to the mutual holding company, and issuance of 896,061 shares to Northfield Bank Foundation	44,802,961	448	198,350		(246)			198,552
Purchase of common stock by the ESOP				(17,563)				(17,563)
ESOP shares allocated or committed to be released			35	586				621

Balance at December 31, 2007	44,803,061	$448	199,395	(16,977)	187,992	(3,518)	—	367,340

Comprehensive income:
Net income					15,831			15,831
Net unrealized holding gains on securities arising during the year (net of tax of $2,434)						3,479		3,479
Reclassification adjustment for gains included in net income (net of tax of $6)						(9)		(9)
Post retirement benefits adjustment (net of tax $28)						31		31

Total comprehensive income					15,831	3,501		19,332

Cash dividends declared ($0.04 per common share)					(738)			(738)
ESOP shares allocated or committed to be released			58	586				644

Balance at December 31, 2008	44,803,061	$448	199,453	(16,391)	203,085	(17)	—	386,578

Comprehensive income:
Net income					12,074			12,074
Net unrealized holding gains on securities arising during the year (net of tax of $8,438)						12,075		12,075
Reclassification adjustment for gains included in net income (net of tax of $35)						(54)		(54)
Post retirement benefits adjustment (net of tax $26)						35		35
Reclassification adjustment for OTTI impairment included in net income (net of tax of $70)						106		106

Total comprehensive income					12,074	12,162		24,236

ESOP shares allocated or committed to be released			92	584				676
Stock compensation expense			2,942					2,942
Cash dividends declared ($0.16 per common share)					(2,963)			(2,963)
Issuance of restricted stock	825,150	8	(8)					—
Treasury stock (average cost of $11.61 per share)							(19,929)	(19,929)

Balance at December 31, 2009	45,628,211	$456	202,479	(15,807)	212,196	12,145	(19,929)	391,540

	(Unaudited)

Comprehensive income:
Net income					3,381			3,381
Net unrealized holding gains on securities arising during the year (net of tax of $2,209)						3,714		3,714
Reclassification adjustment for gains included in net income (net of tax $101)						(169)		(169)

Total comprehensive income					3,381	3,545		6,926

ESOP shares allocated or committed to be released			55	147				202
Stock compensation expense			776					776
Additional tax benefit on stock awards			231					231
Exercise of stock options					(26)		163	137
Cash dividends declared ($0.04 per common share)					(772)			(772)
Issuance of restricted stock	4,400	—	—					—
Treasury stock (average cost of $13.25 per share)							(2,754)	(2,754)

Balance at March 31, 2010	45,632,611	456	203,541	(15,660)	214,779	15,690	(22,520)	396,286

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Three months ended March 31,		Years ended December 31,

(in thousands)	2010	2009	2009	2008	2007

	(Unaudited)
Cash flows from operating activities:
Net income	$3,381	2,735	12,074	15,831	10,507
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,930	1,644	9,038	5,082	1,442
Depreciation	432	412	1,679	1,490	1,326
(Accretion) of discounts, and deferred loan fees, net of amortization of premiums	123	(419)	(1,486)	(1,098)	(60)
Amortization of mortgage servicing rights	25	27	113	135	171
Income on bank owned life insurance	(423)	(433)	(1,750)	(4,235)	(1,694)
Contribution of common stock to Northfield Bank Foundation	—	—	—	—	8,952
Net gain on sale of loans held-for-sale	—	(14)	(138)	(29)	(60)
Proceeds from sale of loans held-for-sale	—	1,222	7,509	4,092	6,265
Origination of loans held-for-sale	—	(2,267)	(7,371)	(3,793)	(6,350)
(Gain) loss on securities transactions, net	(615)	154	(891)	1,318	(71)
Net impairment losses on securities recognized in earnings	—	—	176	—	—
Gain on sale of deposit relationships	—	—	—	—	(3,660)
Gain on sale of premises and equipment, net	—	—	—	—	(648)
Net purchases of trading securities	(42)	185	(313)	(226)	(876)
Decrease (increase) in accrued interest receivable	12	1,768	265	(2,719)	24
(Increase) decrease in other assets	(287)	(1,495)	148	(5,283)	90
Decrease (increase) in prepaid FDIC assessment	386	—	(5,736)	—	—
ESOP and stock compensation expense	978	706	3,618	644	621
Deferred taxes	400	(1,171)	(4,938)	(1)	(10,396)
(Decrease) increase in accrued expenses and other liabilities	(154)	(158)	2,831	(6,253)	5,443
Amortization of core deposit intangible	43	95	336	378	386

Net cash provided by operating activities	6,189	2,991	15,164	5,333	11,412

Cash flows from investing activities:
Net increase in loans receivable	(8,367)	(34,927)	(108,385)	(163,643)	(16,029)
Purchases of loans	—	—	(35,369)	—	—
Redemptions (purchases) of Federal Home Loan Bank of New York stock, net	1,395	2,295	2,989	(2,708)	484
Purchases of securities available-for-sale	(217,161)	(70,700)	(655,765)	(421,696)	(309,396)
Principal payments and maturities on securities available-for-sale	123,590	73,431	500,518	270,091	234,457
Principal payments and maturities on securities held-to-maturity	519	1,122	4,575	5,214	6,476
Proceeds from sale of securities available-for-sale	15,193	1,998	3,293	3,350	3,705
Proceeds from sale of securities held-to-maturity	—	—	3,371	—	—
Purchases of certificates of deposit in other financial institutions	—	—	(63)	(118,653)	(50,500)
Proceeds from maturities of certificates of deposit in other financial institutions	—	46,000	53,716	89,500	31,200
Purchase of bank owned life insurance	—	—	—	—	(7,000)
Cash received from bank owned life insurance contracts	—	—	—	3,794	—
Purchases and improvements of premises and equipment	(870)	(901)	(5,456)	(2,662)	(897)
Proceeds from sale of premises and equipment	—	—	—	—	1,473

Net cash (used in) provided by investing activities	(85,701)	18,318	(236,576)	(337,413)	(106,027)

Cash flows from financing activities:
Net increase (decrease) in deposits	76,020	90,052	292,446	147,214	(3,560)
Deposit relationship sold, net	—	—	—	—	(22,985)
Net proceeds from sale of common stock	—	—	—	—	107,241
Dividends paid	(772)	(774)	(2,963)	(738)	—
Exercise of stock options	137	—	—	—	—
Purchase of common stock for ESOP	—	—	—	—	(17,563)
Purchase of treasury stock	(2,754)	(3,801)	(19,929)	—	—
Additional tax benefit on stock awards	231	—	—	—	—
Increase (decrease) in advance payments by borrowers for taxes and insurance	1,281	(1,455)	(3,066)	2,980	60
Repayments under capital lease obligations	(44)	(67)	(160)	(136)	(114)
Proceeds from securities sold under agreements to repurchase and other borrowings	69,680	20,000	138,600	410,800	83,000
Repayments related to securities sold under agreements to repurchase and other borrowings	(56,000)	(71,000)	(191,100)	(203,000)	(87,000)

Net cash provided by financing activities	87,779	32,955	213,828	357,120	59,079

Net increase (decrease) in cash and cash equivalents	8,267	54,264	(7,584)	25,040	(35,536)

Cash and cash equivalents at beginning of year	42,544	50,128	50,128	25,088	60,624

Cash and cash equivalents at end of year	$50,811	104,392	42,544	50,128	25,088

Supplemental cash flow information:
Cash paid during the year for:
Interest	$6,645	8,251	29,334	27,322	28,657
Income taxes	1,565	183	10,351	11,316	4,298
Non-cash transactions:
Deposits utilized to purchase common stock	—	—	—	—	82,359
Loans charged-off, net	198	595	2,402	1,940	836
Transfer of loans to other real estate owned	—	—	1,348	1,071	—
Other real estate owned charged-off	146	—	—	—	—
See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(1)	Summary of Significant Accounting Policies
The following significant accounting and reporting policies of Northfield Bancorp, Inc. and subsidiaries (collectively, the “Company”), conform to U.S. generally accepted accounting principles, or (“GAAP”), and are used in preparing and presenting these consolidated financial statements.
(a)	Basis of Presentation
The consolidated financial statements are comprised of the accounts of Northfield Bancorp, Inc. and its wholly owned subsidiaries, Northfield Investment, Inc. and Northfield Bank (the “Bank”) and the Bank’s wholly-owned significant subsidiaries, NSB Services Corp. and NSB Realty Trust. All significant intercompany accounts and transactions have been eliminated in consolidation.
In 1995, the Bank completed a Plan of Mutual Holding Company Reorganization, utilizing a single-tier mutual holding company structure. In a series of steps, the Bank formed a New York-chartered mutual holding company (NSB Holding Corp.) which owned 100% of the common stock of the Bank. In 2002, NSB Holding Corp. formed Northfield Holdings Corp., a New York-chartered stock corporation, and contributed 100% of the common stock of the Bank into Northfield Holdings Corp. which owned 100% of the common stock of Northfield Holdings Corp. In 2006, Northfield Holdings Corp.’s name was changed to Northfield Bancorp, Inc. and Northfield Savings Bank’s name was changed to Northfield Bank. In 2007, NSB Holdings Corp.’s name was changed to Northfield Bancorp, MHC.
As part of the stock issuance plan announced in April 2007, Northfield Bank converted to a federally-charted savings bank from a New York-chartered savings bank effective November 6, 2007. Northfield Bank’s primary federal regulator is the Office of Thrift Supervision (the “OTS”) and was the Federal Deposit Insurance Corporation (the “FDIC”) prior to our November 2007 conversion. Simultaneously with Northfield Bank’s conversion, Northfield Bancorp, MHC and Northfield Bancorp, Inc. converted to federal-chartered holding companies from New York-chartered holding companies.
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses during the reporting periods. Actual results may differ significantly from those estimates and assumptions. A material estimate that is particularly susceptible to significant change in the near term is the allowance for loan losses. In connection with the determination of this allowance, management generally obtains independent appraisals for significant properties. Judgments related to goodwill, and securities valuation and impairment also are critical because they involve a higher degree of complexity and subjectivity and require estimates and assumptions about highly uncertain matters. Actual results may differ from the estimates and assumptions.
Certain prior year balances have been reclassified to conform to the current year presentation.

In the opinion of management, all adjustments (consisting solely of normal and recurring adjustments) necessary for the fair presentation of the consolidated financial condition and the consolidated results of operations for the unaudited periods presented have been included. The results of operations and other data presented for the three month period ended March 31, 2010, are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2010. Certain prior year amounts have been reclassified to conform to the current year presentation.
(b)	Business
The Company, through its principal subsidiary, the Bank, provides a full range of banking services primarily to individuals and corporate customers in Richmond and Kings Counties in New York, and Union and Middlesex Counties in New Jersey. The Company also finances insurance premiums for commercial customers throughout the contiguous United States. The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.
(c)	Cash Equivalents
Cash equivalents consist of cash on hand, due from banks, federal funds sold, and interest-bearing deposits in other financial institutions with an original term of three months or less. Certificates of

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
deposit with original maturities of greater than three months are excluded from cash equivalents and reported as a separate line item on the consolidated balance sheets.
(d)	Securities
Securities are classified at the time of purchase, based on management’s intention, as securities held- to-maturity, securities available-for-sale, or trading account securities. Securities held-to-maturity are those that management has the positive intent and ability to hold until maturity. Securities held-to-maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the contractual term of the securities, adjusted for actual prepayments. Trading securities are securities that are bought and may be held for the purpose of selling them in the near term. Trading securities are reported at estimated fair value, with unrealized holding gains and losses reported as a component of gain (loss) on securities transactions, net in non-interest income. Securities available-for-sale represents all securities not classified as either held-to-maturity or trading. Securities available-for-sale are carried at estimated fair value with unrealized holding gains and losses (net of related tax effects) on such securities excluded from earnings, but included as a separate component of stockholders’ equity, titled “Accumulated other comprehensive income (loss).” The cost of securities sold is determined using the specific-identification method. Security transactions are recorded on a trade-date basis. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent to sell the security and whether it is more likely than not that we will be required to sell the security before full recovery of our investment or maturity and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. If a determination is made that a debt security is other-than-temporarily impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as an other-than-temporary impairment charge in non-interest income as a component of gain (loss) on securities, net. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income (loss), net of tax. The estimated fair value of debt securities, including mortgage-backed securities and corporate debt obligations is furnished by an independent third party pricing service. The third party pricing service primarily utilizes pricing models and methodologies that incorporate observable market inputs, including among other things, benchmark yields, reported trades, and projected prepayment and default rates. Management reviews the data and assumptions used in pricing the securities by its third party provider for reasonableness.
(e)	Loans
Net loans held-for-investment are stated at unpaid principal balance, adjusted by unamortized premiums and unearned discounts, deferred origination fees and certain direct origination costs, and the allowance for loan losses. Interest income on loans is accrued and credited to income as earned. Net loan origination fees/costs are deferred and accreted/amortized to interest income over the loan’s contractual life using the level-yield method, adjusted for actual prepayments. Loans held-for-sale are designated at time of origination and generally consist of fixed rate residential loans with terms of 15 years or more and are recorded at the lower of cost or estimated fair value in the aggregate. Gains are recognized on a settlement-date basis and are determined by the difference between the net sales proceeds and the carrying value of the loans, including any net deferred fees or costs.
The Company defines an impaired loan as a loan for which it is probable, based on current information, that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. The Company has defined the population of impaired loans to be all non-accrual loans with an outstanding balance of $500,000 or greater. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the expected future cash flows, discounted at the loans original effective interest rate, or the underlying collateral (less estimated costs to sell) if the loan is collateral dependent. Impairments are recognized through a charge to the provision for loan losses for the amount that the loan’s carrying value exceeds the discounted cash flow analysis or estimated fair value of collateral (less estimated costs to sell) if the loan is collateral dependent. Homogeneous loans with balances less than $500,000 are collectively evaluated for impairment.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The allowance for loan losses is increased by the provision for loan losses charged against income and is decreased by charge-offs, net of recoveries. Loan losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, if it is determined that it is probable that recovery will come primarily from the sale of such collateral. The provision for loan losses is based on management’s evaluation of the adequacy of the allowance which considers, among other things, impaired loans, past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrower’s ability to repay, and estimated value of any underlying collateral securing loans. Additionally, management evaluates changes, if any, in underwriting standards, collection, charge-off and recovery practices, the nature or volume of the portfolio, lending staff, concentration of loans, as well as current economic conditions, and other relevant factors. Management believes the allowance for loan losses is adequate to provide for probable and reasonably estimatable losses at the date of the consolidated balance sheets. The Company also maintains an allowance for estimated losses on off-balance sheet credit risks related to loan commitments and standby letters of credit. Management utilizes a methodology similar to its allowance for loan loss adequacy methodology to estimate losses on these commitments. The allowance for estimated credit losses on off-balance sheet commitments is included in other liabilities and any changes to the allowance are recorded as a component of other non-interest expense.
While management uses available information to recognize probable and reasonably estimatable losses on loans, future additions may be necessary based on changes in conditions, including changes in economic conditions, particularly in Richmond and Kings Counties in New York, and Union and Middlesex Counties in New Jersey. Accordingly, as with most financial institutions in the market area, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in conditions in the Company’s marketplace. In addition, future changes in laws and regulations could make it more difficult for the Company to collect all contractual amounts due on its loans and mortgage-backed securities.
In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.
Troubled debt restructured loans are those loans whose terms have been modified because of deterioration in the financial condition of the borrower. Modifications could include extension of the terms of the loan, reduced interest rates, and forgiveness of accrued interest and/or principal. Once an obligation has been restructured because of such credit problems, it continues to be considered restructured until paid in full or, if the obligation yields a market rate (a rate equal to or greater than the rate the Company was willing to accept at the time of the restructuring for a new loan with comparable risk), until the year subsequent to the year in which the restructuring takes place, provided the borrower has performed under the modified terms for a six-month period. The Company records an impairment charge equal to the difference between the present value of estimated future cash flows under the restructured terms discounted at the original loans effective interest rate, and the original loans carrying value. Changes in present values attributable to the passage of time are recorded as a component of the provision for loan losses.
A loan is considered past due when it is not paid in accordance with its contractual terms. The accrual of income on loans, including impaired loans, and other loans in the process of foreclosure, is generally discontinued when a loan becomes 90 days or more delinquent, or when certain factors indicate that the ultimate collection of principal and interest is in doubt. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed against interest income, and income is recognized subsequently only in the period that cash is received, provided no principal payments are due and the remaining principal balance outstanding is deemed collectible. A non-accrual loan is not returned to accrual status until both principal and

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a six-month period.
(f)	Federal Home Loan Bank Stock
The Bank, as a member of the Federal Home Loan Bank of New York (the “FHLB”), is required to hold shares of capital stock in the FHLB as a condition to both becoming a member and engaging in certain transactions with the FHLB. The minimum investment requirement is determined by a “membership” investment component and an “activity-based” investment component. The membership investment component is the greater of 0.20% of the Bank’s mortgage-related assets, as defined by the FHLB, or $1,000. The activity-based investment component is equal to 4.5% of the Bank’s outstanding advances with the FHLB. The activity-based investment component also considers other transactions, including assets originated for or sold to the FHLB, and delivery commitments issued by the FHLB. The Company currently does not enter into these other types of transactions with the FHLB.
On a quarterly basis, we perform our other-than-temporary impairment analysis of FHLB stock, we evaluated, among other things, (i) its earnings performance, including the significance of any decline in net assets of the FHLB as compared to the regulatory capital amount of the FHLB, (ii) the commitment by the FHLB to continue dividend payments, and (iii) the liquidity position of the FHLB. We do not consider this security to be other-than-temporarily impaired at March 31, 2010 (unaudited) and December 31, 2009.
(g)	Premises and Equipment, Net
Premises and equipment, including leasehold improvements, are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment, including capital leases, are computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives of significant classes of assets are generally as follows: buildings — forty years; furniture and equipment — five to seven years; and purchased computer software — three years. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the improvements. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or sale, any gain or loss is credited or charged to operations.
(h)	Bank Owned Life Insurance
The Company has purchased bank owned life insurance contracts to help fund its obligations for certain employee benefit costs. The Company’s investment in such insurance contracts has been reported in the consolidated balance sheets at their cash surrender values. Changes in cash surrender values and death benefit proceeds received in excess of the related cash surrender values are recorded as non-interest income.
(i)	Goodwill
Goodwill is presumed to have an indefinite useful life and is not amortized, but rather is tested, at least annually, for impairment at the reporting unit level. For purposes of the Company’s goodwill impairment testing, management has identified a single reporting unit. The Company uses the quoted market price of its common stock on the impairment testing date as the basis for estimating the fair value of the Company’s reporting unit. If the fair value of the reporting unit exceeds its carrying amount, further evaluation is not necessary. However, if the fair value of the reporting unit is less than its carrying amount, further evaluation is required to compare the implied fair value of the reporting unit’s goodwill to its carrying amount to determine if a write-down of goodwill is required. As of March 31, 2010 (unaudited) and December 31, 2009, the carrying value of goodwill totaled $16.2 million. The Company performed its annual goodwill impairment test, as of December 31, 2009, and determined the fair value of the Company’s one reporting unit to be in excess of its carrying value. Accordingly, as of the annual impairment test date, there was no indication of goodwill impairment.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The Company will test goodwill for impairment between annual test dates if an event occurs or circumstances change that would indicate the fair value of the reporting unit is below its carrying amount. No events have occurred and no circumstances have changed since the annual impairment test date that would indicate the fair value of the reporting unit is below its carrying amount.
(j)	Prepaid FDIC Assessment
On November 12, 2009, the Federal Deposit Insurance Corporation approved a final rule requiring insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. Estimated assessments for the fourth quarter of 2009 and for all 2010 are based upon the assessment rate in effect on September 30, 2009, with three basis points added for the 2011 and 2012 assessment rates. In addition, a 5% annual growth rate in the assessment base is assumed. On December 30, 2009, we prepaid $5.7 million in estimated assessment fees for the fourth quarter of 2009 through 2012. The prepaid assessment is adjusted on a quarterly basis to reflect actual results (i.e. increases in deposits and changes in the assessment rate). The prepaid FDIC assessment is reported as a component of other assets in the consolidated balance sheets, and is applied against the actual quarterly assessments until exhausted, and may not be applied to any special assessments that may occur in the future. Any unused prepayments will be returned to the Company on June 30, 2013.
(k)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. When applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company accounts for income taxes as required by the income taxes topic of the FASB Accounting Standards. The topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Income taxes are allocated to the individual entities within the consolidated group based on the effective tax rate of the entity.
Northfield Bancorp, Inc. and its subsidiary Northfield Bank file a consolidated federal income tax return. Northfield Bancorp, Inc. and its subsidiary Northfield Bank have entered into a tax allocation agreement in order to allocate the consolidated tax liability between the entities. For each taxable period, each entity shall compute its separate tax liability as if it had filed a separate tax return and shall pay such amounts to the Company. These payments shall include estimated tax installments which shall be paid no later than the due date required by law. This agreement shall apply until such time that each entity shall agree to terminate the agreement.
(l)	Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted (and without interest) net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
(m)	Securities Sold Under Agreements to Repurchase and Other Borrowings
The Company enters into sales of securities under agreements to repurchase (Repurchase Agreements) and collateral pledge agreements (Pledge Agreements) with selected dealers and banks. Such agreements are accounted for as secured financing transactions since the Company maintains effective control over the transferred or pledged securities and the transfer meets the other accounting and recognition criteria as required by the transfer and servicing topic of the FASB Accounting Standards. Obligations under these agreements are reflected as a liability in the consolidated balance sheets. Securities underlying the agreements are maintained at selected dealers and banks as collateral for each transaction executed and may be sold or pledged by the counterparty. Collateral underlying Repurchase Agreements which permit the counterparty to sell or pledge the underlying collateral is disclosed on the consolidated balance sheets as “encumbered.” The Company retains the right under all Repurchase Agreements and Pledge Agreements to substitute acceptable collateral throughout the terms of the agreement.
(n)	Comprehensive Income
Comprehensive income includes net income and the change in unrealized holding gains and losses on securities available-for-sale, change in actuarial gains and losses on other post retirement benefits, and change in service cost on other postretirement benefits, net of taxes. Comprehensive income is presented in the Consolidated Statements of Changes in Stockholders’ Equity.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(o)	Employee Benefits
The Company sponsors a defined postretirement benefit plan that provides for medical and life insurance coverage to a limited number of retirees, as well as life insurance to all qualifying employees of the Company. The estimated cost of postretirement benefits earned is accrued during an individual’s estimated service period to the Company. The Company recognizes in its statement of financial position the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation at the end of our calendar year. The actuarial gains and losses and the prior service costs and credits that arise during the period are recognized as a component of other comprehensive income, net of tax.
Funds borrowed by the Employee Stock Ownership Plan (ESOP) from the Company to purchase the Company’s common stock are being repaid from the Bank’s contributions over a period of up to 30 years. The Company’s common stock not yet allocated to participants is recorded as a reduction of stockholders’ equity at cost. The Company records compensation expense related to the ESOP at an amount equal to the shares allocated by the ESOP multiplied by the average fair value of our common stock during the reporting period.
The Company recognizes the grant-date fair value of stock based awards issued to employees as compensation cost in the consolidated statements of income. The fair value of common stock awards is based on the closing price of our common stock as reported on the NASDAQ Stock Market on the grant date. The expense related to stock options is based on the estimated fair value of the options at the date of the grant using the Black-Scholes pricing model. The awards are fixed in nature and compensation cost related to stock based awards is recognized on a straight-line basis over the requisite service periods.
The Bank has a 401(k) plan covering substantially all employees. Contributions to the plan are expensed as incurred.
(p)	Segment Reporting
As a community-focused financial institution, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company’s only operating segment for financial reporting purposes.
(q)	Net Income (Loss) per Common Share
Net income per common share-basic is computed for the three months ended March 31, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008 and 2007, by dividing the net income available to common stockholders by the weighted average number of common shares outstanding, excluding unallocated ESOP shares and unearned common stock award shares. The weighted average common shares outstanding includes the average number of shares of common stock outstanding, including shares held by Northfield Bancorp, MHC and allocated or committed to be released ESOP shares.
Net loss per common share is computed for the period the common stock was outstanding in 2007 (November 8, 2007, to December 31, 2007) by dividing the net loss available to common stockholders by the weighted average number of shares outstanding for the period from November 8, 2007, to December 31, 2007, excluding unallocated ESOP shares. The weighted average common shares outstanding includes the average number of shares of common stock outstanding, including shares held by Northfield Bancorp Inc, MHC and allocated or committed to be released ESOP shares.
Net income per common share-diluted is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if stock options and unvested shares of restricted stock were exercised and converted into common stock. These potentially dilutive shares are included

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
in the weighted average number of shares outstanding for the period using the treasury stock method. When applying the treasury stock method, we add: (1) the assumed proceeds from option exercises; (2) the tax benefit, if any, that would have been credited to additional paid-in capital assuming exercise of non-qualified stock options and vesting of shares of restricted stock; and (3) the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divide this sum by our average stock price for the period to calculate assumed shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted earnings per share. At March 31, 2010 and 2009 (unaudited) there were 314,621 and 15,078 dilutive shares outstanding. At December 31, 2009, 2008, and 2007, there were 126,794, 0, and 0 dilutive shares outstanding, respectively.
(r)	Other Real Estate Owned
Assets acquired through, or deed-in-lieu of, loan foreclosure are held for sale and are initially recorded at estimated fair value less estimated selling costs when acquired, thus establishing a new cost basis. Costs after acquisition are generally expensed. If the estimated fair value of the asset declines, a write-down is recorded through other non-interest expense.
(s)	Stock Offering
The Company completed its initial public stock offering on November 7, 2007. The Company sold 19,265,316 shares, or 43.0% of its outstanding common stock, to subscribers in the offering, including 1,756,279 shares purchased by the Northfield Bank Employee Stock Ownership Plan. Northfield Bancorp, MHC, the Company’s federally chartered mutual holding company parent originally held 24,641,684 shares, or 55.0% of the Company’s outstanding common stock. Additionally, the Company contributed $3.0 million in cash, and issued 896,061 shares of common stock, or 2.0% of the Company’s outstanding common stock to the Northfield Bank Charitable Foundation. The Northfield Bank Charitable Foundation purchased the common stock at par value. This action resulted in a $12.0 million pre-tax expense recorded in the quarter ended December 31, 2007. Proceeds from the offering, including the value of shares issued to the charitable foundation, net of expenses, were $198.6 million. The Company contributed $94.8 million of the proceeds to Northfield Bank.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(2)	Securities Available-for-Sale
The following is a comparative summary of mortgage-backed securities and other securities available-for- sale at March 31, 2010 (unaudited) (in thousands):

	March 31, 2010 (unaudited)
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Mortgage-backed securities:
Pass-through certificates:
Government sponsored enterprises (GSE)	$366,089	15,634	—	381,723
Non-GSE	56,696	1,410	2,137	55,969
Real estate mortgage investment conduits (REMICs):
GSE	395,438	4,988	188	400,238
Non-GSE	101,799	4,048	220	105,627

	920,022	26,080	2,545	943,557

Other securities:
Equity investments-mutual funds	5,560	63	—	5,623
GSE bonds	129,937	524	170	130,291
Corporate bonds	134,026	2,698	—	136,724

	269,523	3,285	170	272,638

Total securities available-for-sale	$1,189,545	29,365	2,715	1,216,195

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The following is a comparative summary of mortgage-backed securities and other securities available-for- sale at December 31 (in thousands):

	2009
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Mortgage-backed securities:
Pass-through certificates:
Government sponsored enterprises (GSE)	$404,128	13,932	—	418,060
Non-GSE	65,363	799	3,696	62,466
Real estate mortgage investment conduits (REMICs):
GSE	344,150	5,368	430	349,088
Non-GSE	111,756	2,627	189	114,194

	925,397	22,726	4,315	943,808

Other securities:
Equity investments — mutual funds	21,820	52	—	21,872
GSE bonds	28,994	—	11	28,983
Corporate bonds	134,595	2,595	50	137,140

	185,409	2,647	61	187,995

Total securities available-for-sale	$1,110,806	25,373	4,376	1,131,803

	2008
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Mortgage-backed securities:
Pass-through certificates:
Government sponsored enterprises (GSE)	$532,870	13,457	83	546,244
Non-GSE	65,040	359	9,621	55,778
Real estate mortgage investment conduits (REMICs):
GSE	242,557	3,049	114	245,492
Non-GSE	90,446	515	7,266	83,695

	930,913	17,380	17,084	931,209

Other securities:
Equity investments — mutual funds	9,025	—	—	9,025
Corporate bonds	17,319	102	70	17,351

	26,344	102	70	26,376

Total securities available-for-sale	$957,257	17,482	17,154	957,585

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The following is a summary of the expected maturity distribution of debt securities available-for-sale, other than mortgage-backed securities, at March 31, 2010 (unaudited) (in thousands):

		Estimated
	Amortized	fair
Available-for-sale	cost	value
Due in one year or less	$27,127	27,528
Due after one year through five years	236,836	239,487

	$263,963	267,015

The following is a summary of the expected maturity distribution of debt securities available-for-sale other than mortgage-backed securities at December 31, 2009 (in thousands):

		Estimated
	Amortized	fair
Available-for-sale	cost	value
Due in one year or less	$12,294	12,478
Due after one year through five years	151,295	153,645

Total	$163,589	166,123

Expected maturities on mortgage-backed securities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties.
Certain securities available-for-sale are pledged to secure borrowings under Pledge Agreements and Repurchase Agreements and for other purposes required by law. At March 31, 2010 (unaudited), December 31, 2009, and December 31, 2008, securities available-for-sale with a carrying value of $6,064,000, $6,537,000 and $3,772,000, respectively, were pledged to secure deposits. See note 7 for further discussion regarding securities pledged for borrowings.
For the three months ended March 31, 2010 (unaudited), the Company had gross proceeds of $15.2 million on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $270,000 and $0, respectively. For the three months ended March 31, 2009 (unaudited), the Company had gross proceeds of $2.0 million on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $7,000 and $0, respectively. All unrealized losses at March 31, 2010 (unaudited) were considered temporary.
For the year ended December 31, 2009, the Company had gross proceeds of $3,293,000 on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $89,000 and $0, respectively. For the year ended December 31, 2008, the Company had gross proceeds of $3,350,000 on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $15,000 and $0, respectively. For the year ended December 31, 2007, the Company had gross proceeds of $3,705,000 on sales of securities available-for-sale with gross realized gains and gross realized losses of approximately $9,000 and $0, respectively.
The Company recognized other-than-temporary impairment charges of $1.4 million during the year ended December 31, 2009 related to one private label mortgage-backed security. The Company recognized the credit component of $176,000 in earnings and the non-credit component of $1.2 million as a part of accumulated other comprehensive income, net of tax as a result of the Company’s adoption of new authoritative guidance related to Investments—Debt and Equity Securities on April 1, 2009. The Company did not record other-than-temporary impairment charges during the years ended December 31, 2008 and 2007.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Activity related to the credit component recognized in earnings on debt securities for which a portion of other-than-temporary impairment was recognized in accumulated other comprehensive income for the three months ended March 31, 2010 (unaudited) and the year ended December 31, 2009, is as follows (in thousands):

	Three months ended	Year ended
	March 31, 2010	December 31, 2009
Credit component of all other-than-temporary impairment on debt securities, beginning of period	$176	—
Additions to the credit component on debt securities in which other- than-temporary impairment was not previously recognized	—	176

Cumulative pre-tax credit losses, end of period	$176	176

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Gross unrealized losses on mortgage-backed securities, equity securities, and corporate bonds available-for-sale, and the estimated fair value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 (unaudited), December 31, 2009 and 2008, were as follows (in thousands):

	March 31, 2010 (unaudited)
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
Mortgage-backed securities:
Pass-through certificates:
Non-GSE	$—	—	2,137	18,161	2,137	18,161
REMICs
GSE	124	108,847	64	9,148	188	117,995
Non-GSE	220	12,749	—	—	220	12,749
GSE bonds	170	41,449	—	—	170	41,449

Total	$514	163,045	2,201	27,309	2,715	190,354

	December 31, 2009
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
Mortgage-backed securities:
Pass-through certificates:
Non-GSE	$1	1,462	3,695	27,832	3,696	29,294
REMICs
GSE	429	116,478	1	16,507	430	132,985
Non-GSE	189	6,970	—	—	189	6,970
GSE bonds	11	4,019	—	—	11	4,019
Corporate bonds	50	16,017	—	—	50	16,017

Total	$680	144,946	3,696	44,339	4,376	189,285

	December 31, 2008
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
Mortgage-backed securities:
Pass-through certificates:
GSE	$2	634	81	1,346	83	1,980
Non-GSE	2,708	7,290	6,913	17,525	9,621	24,815
REMICs
GSE	42	29,267	72	18,981	114	48,248
Non-GSE	7,266	68,966	—	—	7,266	68,966
Corporate bonds	70	4,298	—	—	70	4,298

Total	$10,088	110,455	7,066	37,852	17,154	148,307

Included in the above available-for-sale security amounts at March 31, 2010 (unaudited), were seven pass-through, non-GSE mortgage-backed securities, and two REMIC mortgage-backed securities, in an unrealized loss position. Only three of these securities, with an estimated fair value of $13.8 million (amortized cost of $15.8 million), are rated less than AAA at March 31, 2010 (unaudited). Of the three securities, one had an estimated fair value of $2.6 million (amortized cost of $2.7 million), was rated A+, and had the following underlying collateral characteristics: 84% originated in 2004, and 16% originated in 2005. The second security had an estimated fair value of $6.1 million (amortized cost of $7.4 million), was rated Baa2 (subsequently downgraded to Caa2), and had the following underlying collateral characteristics: 82% originated in 2004, and 18% originated in 2005. The remaining security had an estimated fair value of $5.1

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
million (amortized cost of $5.7 million), was rated CCC, and was supported by collateral entirely originated in 2006. The Company continues to receive principal and interest payments in accordance with the contractual terms of each of these securities. Management has evaluated, among other things, delinquency status, location of collateral, estimated prepayment speeds, and the estimated default rates and loss severity in liquidating the underlying collateral for each of these three securities. Since management does not have the intent to sell the securities, and it is more likely than not that the Company will not be required to sell the securities, before their anticipated recovery (which may be at maturity), the Company believes that the unrealized losses of $2.0 million at March 31, 2010 (unaudited), are temporary, and as such, are recorded as a component of accumulated other comprehensive income, net of tax.
At March 31, 2010 (unaudited), REMIC mortgage-backed securities issued or guaranteed by GSEs (nine securities) and GSE bonds (three securities) are investment grade securities. The declines in value are deemed to relate to the general interest rate environment and are considered temporary. The securities cannot be prepaid in a manner that would result in the Company not receiving substantially all of its amortized cost. The Company neither has an intent to sell, nor is it more likely than not that the Company will be required to sell, the securities contained in the table above before the recovery of their amortized cost basis or, if necessary, maturity.
Included in the above available-for-sale security amounts at December 31, 2009, were eight non-GSE mortgage-backed securities in an unrealized loss position. Only three of these securities with an estimated fair value of $16.6 million are rated less than AAA at December 31, 2009. The first of these three securities had an estimated fair value of $5.2 million (unrealized loss of $911,000) and was rated CCC, the second had an estimated fair value of $5.9 million (unrealized loss of $1.7 million) and was rated Baa2, with the third having an estimated fair value of $5.5 million (unrealized loss of $845,000) and was rated AA (downgraded to a rating of A subsequent to December 31, 2009). The Company continues to receive principal and interest payments in accordance with the contractual terms on each of the three securities. Management has evaluated, among other things, delinquency status, estimated prepayment speeds and the estimated default rates and loss severity in liquidating the underlying collateral for each of these three securities. As a result of management’s evaluation of these securities, the Company recognized, during the quarter ended September 30, 2009, an other-than-temporary impairment charge of $1.4 million on the security rated CCC. The credit component of $176,000 was recognized in earnings and the non-credit component of $1.2 million was recorded as a component of accumulated other comprehensive income, net of tax. The Company has no intent to sell, nor is it more likely than not than the Company will be required to sell, the securities contained in the table above before the recovery of their amortized cost basis or, if necessary, maturity.
In evaluating the range of likely cash flows for the impaired private label security, the Company applied security specific, as well as market assumptions, based on the credit characteristics of the security to a cash flow model. Under certain stress scenarios estimated future losses may arise. For the security in which the Company recorded other-than-temporary impairment, the average portfolio FICO score at origination was 740 and the weighted average loan to value ratio was 70.3%. Cash flow assumptions incorporated an expected constant default rate of 6.8% and an ultimate loss on disposition of underlying collateral of 47.4%. The security’s cash flows were discounted at the security’s effective interest rate (the yield expected to be earned at date of purchase). Although management recognized other-than-temporary impairment charges on this security, the security continues to receive principal and interest payments in accordance with its contractual terms.
Mortgage-backed securities issued or guaranteed by GSEs (ten securities), GSE bonds (one security) and corporate bonds (one security) are investment grade securities. The declines in value are deemed to relate to the general interest rate environment and are considered temporary. The securities cannot be prepaid in a manner that would result in the Company not receiving substantially all of its amortized cost. The Company has no intent to sell, nor is it more likely than not that the Company will be required to sell, the securities contained in the table above before the recovery of their amortized cost basis or, if necessary, maturity.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The fair values of our investment securities could decline in the future if the underlying performance of the collateral for the collateralized mortgage obligations or other securities deteriorates and our credit enhancement levels do not provide sufficient protections to our contractual principal and interest. As a result, there is a risk that significant other-than-temporary impairments may occur in the future given the current economic environment.
(3)	Securities Held-to-Maturity
The following is a comparative summary of mortgage-backed securities held-to-maturity at March 31, 2010 (unaudited) and December 31, 2009 and 2008 (in thousands):

	March 31, 2010 (unaudited)
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Mortgage-backed securities:
Pass-through certificates:
GSE	$869	34	—	903
REMICs:
GSE	5,351	178	—	5,529

Total securities held-to-maturity	$6,220	212	—	6,432

	December 31, 2009
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Mortgage-backed securities:
Pass-through certificates:
GSE	$874	27	—	901
REMICs:
GSE	5,866	163	—	6,029

Total securities held-to-maturity	$6,740	190	—	6,930

	December 31, 2008
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Mortgage-backed securities:
Pass-through certificates:
GSE	$6,132	141	—	6,273
REMICs:
GSE	8,347	13	45	8,315

Total securities held-to-maturity	$14,479	154	45	14,588

The Company did not sell any held-to-maturity securities during the three months ended March 31, 2010 or 2009 (unaudited).
For the year ended December 31, 2009, the Company had gross proceeds of $3,371,000 on sales of securities held-to-maturity with gross realized gains and gross realized losses of approximately $210,000 and $0,

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
respectively, which primarily resulted from the sale of smaller balance (less than 15% of original purchased principal) mortgage-backed securities. The Company sells these smaller balance securities as the cost of servicing becomes prohibitive. The Company did not sell any held-to-maturity securities during the years ended December 31, 2008 and 2007.
Gross unrealized losses on mortgage-backed securities held-to-maturity and the estimated fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008, were as follows (in thousands):

	December 31, 2008
	Less than 12 months		12 months or more		Total
	Unrealized	Estimated	Unrealized	Estimated	Unrealized	Estimated
	losses	fair value	losses	fair value	losses	fair value
REMICs:
GSE	$45	5,536	—	—	45	5,536

Total	$45	5,536	—	—	45	5,536

There were no gross unrealized losses on mortgage-backed securities held to maturity at March 31, 2010 (unaudited) and December 31, 2009.
Mortgage-backed securities issued or guaranteed by GSEs are investment grade securities with no apparent credit weaknesses. The declines in value are deemed to relate to the general interest rate environment and are considered temporary. The securities cannot be prepaid in a manner that would result in the Company not receiving substantially all of its amortized cost. Management does not have the intent to sell the securities, and it is not more likely than not that the Company will be required to sell the securities, before their anticipated recovery (which may be at maturity).
The fair values of our investment securities could decline in the future if the underlying performance of the collateral for the collateralized mortgage obligation or other securities deteriorates and our credit enhancement levels do not provide sufficient protections to our contractual principal and interest. As a result, there is a risk that significant other-than-temporary impairments may occur in the future given the current economic environment.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(4)	Loans
Loans held-for-investment, net, consists of the following at March 31, 2010 (unaudited), December 31, 2009 and 2008 (in thousands):

	March 31,	December 31,
	2010	2009	2008
	(unaudited)
Real estate loans:
Commercial	$332,427	327,802	289,123
One -to- four family residential	90,014	90,898	103,128
Construction and land	39,523	44,548	52,158
Multifamily	187,372	178,401	108,534
Home equity and lines of credit	28,143	26,118	24,182

Total real estate loans	677,479	667,767	577,125

Commercial and industrial loans	17,833	19,252	11,025
Insurance premium finance loans	39,977	40,382	—
Other loans	1,328	1,299	1,339

Total loans held-for-investment	736,617	728,700	589,489
Deferred loan costs, net	608	569	495

Loans held-for-investment, net	737,225	729,269	589,984
Allowance for loan losses	(17,146)	(15,414)	(8,778)

Net loans held-for-investment	$720,079	713,855	581,206

The Company did not have any loans-held-for-sale at March 31, 2010 (unaudited), December 31, 2009 and 2008.
The Company does not have any lending programs commonly referred to as subprime lending. Subprime lending generally targets borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios.
The Company, through its principal subsidiary, the Bank, also services first mortgage residential loans for others. The principal balance of residential loans serviced amounted to $71,700,000 and $75,223,000 at March 31, 2010 and 2009 (unaudited), respectively, and $73,800,000, $77,291,000, and $80,081,000 at December 31, 2009, 2008 and 2007, respectively. In addition, the Company serviced $0 and $0 at March 31, 2010 and 2009 (unaudited), respectively, and $0, $250,000, and $250,000 in construction loans at December 31, 2009, 2008, and 2007, respectively. Servicing of loans for others does not have a significant effect on our financial position or results of operations.
A summary of changes in the allowance for loan losses for the three months ended March 31, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008, and 2007 follows (in thousands):

	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Balance at beginning of year	$15,414	8,778	8,778	5,636	5,030
Provision for loan losses	1,930	1,644	9,038	5,082	1,442
Charge-offs	(198)	(595)	(2,402)	(1,940)	(836)

Balance at end of year	$17,146	9,827	15,414	8,778	5,636

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Included in loans receivable are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The principal amount of these nonaccrual loans (including impaired loans of $39.5 million at March 31, 2010 (unaudited), $36.8 million at December 31, 2009, and $6.6 million at December 31, 2008) was $44.3 million, $41.6 million, and $9.5 million at March 31, 2010 (unaudited), December 31, 2009, and 2008, respectively. Loans past due ninety days or more and still accruing interest was $5.7 million, $191,000, and $137,000 at March 31, 2010 (unaudited), December 31, 2009, and 2008, respectively. The majority of the $5.7 million relates to one loan relationship for $3.7 million that was current on interest payments in accordance with the original contractual terms of the loans, but past maturity. These loans are considered well secured and in the process of collection. The loans are being refinanced by the Company to permanent real estate mortgages in accordance with our current underwriting standards. The Company is under commitment to lend additional funds totaling $360,000 to one borrower whose loan is on non-accrual status at March 31, 2010 (unaudited).
The following tables summarize impaired loans (in thousands):

	March 31, 2010 (unaudited)
		Allowance
	Recorded	for Loan	Net
	Investment	Losses	Investment
Non-accruing loans	$26,390	(190)	26,200
Non-accruing loans subject to restructuring agreements	13,090	(422)	12,668
Accruing loans subject to restructuring agreements	8,817	(465)	8,352

Total impaired loans	$48,297	(1,077)	47,220

	December 31, 2009
		Allowance
	Recorded	for Loan	Net
	Investment	Losses	Investment
Non-accruing loans	$26,113	(1,596)	24,517
Non-accruing loans subject to restructuring agreements	10,717	(409)	10,308
Accruing loans subject to restructuring agreements	7,250	(395)	6,855

Total impaired loans	$44,080	(2,400)	41,680

	December 31, 2008
		Allowance
	Recorded	for Loan	Net
	Investment	Losses	Investment
Non-accruing loans	$5,679	(185)	5,494
Non-accruing loans subject to restructuring agreements	950	(125)	825

Total impaired loans	$6,629	(310)	6,319

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Included in the table above at March 31, 2010 (unaudited), are loans with carrying balances of $22.9 million that were not written down either by charge-offs or specific allowances in our allowance for loan losses, as the underlying estimated collateral values, based upon independent appraisals, exceeded the loans’ carrying balance. The average balance of impaired loans was $46.2 million and $14.1 million for the three months ended March 31, 2010, and 2009 (unaudited), respectively. The Company recorded $420,000 and $10,000 of interest income on impaired loans for the three months ended March 31, 2010 and 2009 (unaudited), respectively.
In addition to loans written down by specific allowances recorded during December 31, 2009, $7.9 million of the $44.1 million of impaired loans at December 31, 2009 were written down during the year to their recorded investment by charge-offs amounting to $735,000. Included in the table above at December 31, 2009, are loans with carrying balances of $12.7 million that were not written down by either charge-offs or specific allowances in our allowances for loan losses, as the underlying estimated collateral values, based upon independent appraisals, exceeded the loans’ carrying balance.
In addition to the specific allowances recorded during 2008, $2.7 million of the $6.6 million of impaired loans at December 31, 2008 were written down during the year by charge-offs amounting to $761,000. Included in the table above at December 31, 2008, are loans with carrying balances of $1.1 million that were not written down by either charge-offs or specific allowances in our allowances for loan losses, as the underlying estimated collateral values, based upon independent appraisals, exceeded the loans’ carrying balance.
At March 31, 2010 (unaudited) and December 31, 2009, there was a commitment to lend $360,000 in additional funds to one borrower with an outstanding non-accrual construction loan subject to restructuring. At December 31, 2008, there were no commitments to lend additional funds to these borrowers. The average recorded balance of impaired loans for the years ended December 31, 2009, 2008, and 2007 was approximately $27,152,000, $6,997,000, and $8,139,000, respectively. The Company recorded $624,000 of interest income on impaired loans for the year ended December 31, 2009. The Company did not record any interest income on impaired loans for the years ended December 31, 2008 and 2007.
(5)	Accrued Interest Receivable
Accrued interest receivable is summarized as follows (in thousands):

	March 31,	December 31,
	2010	2009	2008
Mortgage-backed securities	$2,738	2,979	3,551
Other securities	2,501	1,623	252
Loans	2,803	3,452	2,785
Certificates of deposit	—	—	1,731

	$8,042	8,054	8,319

(6)	Premises and Equipment, Net
At March 31, 2010 (unaudited), December 31, 2009 and 2008, premises and equipment, less accumulated depreciation and amortization, consists of the following (in thousands):

	March 31,	December 31,
	2010	2009	2008
	(unaudited)
At cost:
Land	$566	566	566
Buildings and improvements	3,403	3,407	3,172
Capital leases	2,600	2,600	2,600
Furniture, fixtures, and equipment	12,804	12,782	11,755
Leasehold improvements	11,360	10,570	6,376

	30,733	29,925	24,469
Accumulated depreciation and amortization	(17,619)	(17,249)	(15,570)

Premises and equipment, net	$13,114	12,676	8,899

Depreciation expense for the three months ended March 31, 2010 and 2009 (unaudited), was $432,000 and $412,000, respectively, and for the years ended December 31, 2009, 2008 and 2007 was $1,679,000, $1,490,000, and $1,326,000, respectively.
During the year ended December 31, 2007, the Company recognized a gain of approximately $648,000 as a result of the sale of premises and equipment.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(7)	Deposits
Deposits account balances at March 31, 2010 (unaudited), December 31, 2009 and 2008, are summarized as follows (dollars in thousands):

	March 31,		December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
	Amount	average rate	Amount	average rate	Amount	average rate
	(unaudited)
Transaction:
Negotiable orders of withdrawal	$66,719	1.29%	62,904	1.51	64,382	1.70
Non-interest bearing checking	108,139	—	110,015	—	93,170	—

Total transaction	174,858	0.49	172,919	0.55	157,552	0.69

Savings:

Money market	226,132	1.09	195,055	1.35	88,241	3.00
Savings	365,686	0.46	369,538	0.64	361,061	1.23

Total savings	591,818	0.70	564,593	0.89	449,302	1.58

Certificates of deposit:
Under $100,000	286,425	1.68	302,869	2.02	252,426	3.18
$100,000 or more	339,804	1.20	276,504	1.76	165,159	3.41

Total certificates of deposit	626,229	1.42	579,373	1.90	417,585	3.27

Total deposits	$1,392,905	1.00%	1,316,885	1.29	1,024,439	2.13

The Company had brokered deposits (classified as certificates of deposit in the above table) of $136.7 million, $54.8 million, and $0 at March 31, 2010 (unaudited), December 31, 2009 and December 31, 2008, respectively.
Deposit accounts at the Bank are insured by the FDIC up to a maximum of $250,000. In addition, the Bank is a participant in the FDIC’s Temporary Liquidity Guarantee Program which fully insures certain non-interest bearing transaction accounts regardless of the dollar amount until June 30, 2010.
Scheduled maturities of certificates of deposit at March 31, 2010 (unaudited) and December 31, 2009 are summarized as follows (in thousands):

	March 31,	December 31,
	2010	2009
	(unaudited)
2010	$525,512	517,986
2011	53,411	24,741
2012	10,551	8,363
2013	2,963	2,651
2014 and after	33,792	25,632

	$626,229	579,373

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Interest expense on deposits for the three months ended March 31, 2010 and 2009 (unaudited) and for the years ended December 31, 2009, 2008, and 2007 is summarized as follows (in thousands):

	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Negotiable orders of withdrawal and money market	$897	570	3,213	3,147	951
Savings-passbook, statement, and tiered	523	1,066	2,833	2,719	2,303
Subscription proceeds	—	—	—	—	297
Certificates of deposits	2,532	3,321	12,168	12,656	20,212

	$3,952	4,957	18,214	18,522	23,763

(8)	Securities Sold Under Agreements to Repurchase and Other Borrowings

Borrowings consisted of Securities Sold under Agreements to Repurchase, FHLB advances, and obligations under capital leases and are summarized as follows (in thousands):

	March 31,	December 31,
	2010	2009	2008
	(unaudited)
Repurchase agreements	$244,680	200,000	170,000
Other borrowings
FHLB advances	46,300	71,300	159,800
Over-night borrowings	—	6,000	—
Obligations under capital leases	2,080	2,124	2,284

	$293,060	279,424	332,084

FHLB advances are secured by a blanket lien on unencumbered securities and the Company’s investment in FHLB capital stock.
Repurchase agreements and FHLB advances have contractual maturities at March 31, 2010 (unaudited) and December 31, 2009, as follows (in thousands):

	March 31, 2010		December 31, 2009
	Repurchase	FHLB	Repurchase	FHLB
	Agreements	Advances	Agreements	Advances
	(unaudited)
2010	$44,680	10,000	25,000	35,000
2011	20,000	15,000	20,000	15,000
2012	50,000	5,000	50,000	5,000
2013	55,000	11,300	55,000	11,300
2014 and after	75,000	5,000	50,000	5,000

	$244,680	46,300	200,000	71,300

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
At March 31, 2010 (unaudited), $19.7 million of the Bank’s repurchase agreements will mature within 30 to 90 days and have a weighted average rate of 0.25%. These repurchase agreements are secured primarily by mortgage-backed securities with an amortized cost of $20.0 million, and a market value of $20.1 million, at March 31, 2010 (unaudited). The remaining repurchase agreements of $225.0 million will mature after 90 days and have a weighted average rate of 3.66%. These repurchase agreements are secured primarily by mortgage-backed securities with an amortized cost of $232.9 million, and a market value of $241.0 million, at March 31, 2010 (unaudited).
At December 31, 2009, the Bank’s repurchase agreements all mature over 90 days and have a weighted average rate of 3.76%. The repurchase agreements are secured primarily by mortgage-backed securities with an amortized cost of $212.5 million, and a market value of $219.4 million, at December 31, 2009.
The Bank has an overnight line of credit with the Federal Home Loan Bank of New York for $100,000,000. Additionally, the Bank has a term line of credit for $100,000,000 from the Federal Home Loan Bank of New York which permits the Bank to borrow for one month. These lines are limited to the amount of securities available to be pledged. At March 31, 2010 (unaudited), the Company has $200.0 million available for use. These lines expire on July 31, 2010, and may be renewed at the option of the FHLB. Additionally, the Company has the ability to borrow at the Federal Reserve Bank discount window to the extent the Bank has acceptable collateral to pledge.
Interest expense on borrowings for the three months ended March 31, 2010 and 2009 (unaudited) and for the years ended December 31, 2009, 2008, and 2007 are summarized as follows (in thousands):

	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Repurchase Agreements	$1,958	1,708	7,158	2,728	1,375
FHLB advances	490	999	3,358	6,655	3,464
Over-night borrowings	12	7	53	143	15
Obligations under capital leases	46	50	194	208	219

	$2,506	2,764	10,763	9,734	5,073

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(9)	Income Taxes

Income tax expense (benefit) for the three months ended March 31, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008, and 2007 consists of the following (in thousands):

	For the three months ended		For the years ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Federal tax expense (benefit):
Current	$1,271	2,237	9,434	6,130	8,964
Deferred	389	(891)	(3,758)	455	(2,907)

	1,660	1,346	5,676	6,585	6,057

State and local tax expense (benefit):
Current	169	503	2,122	1,052	(123)
Deferred	11	(280)	(1,180)	(456)	(7,489)

	180	223	942	596	(7,612)

Total income tax expense (benefit)	$1,840	1,569	6,618	7,181	(1,555)

The effective tax rate for the three months ended March 31, 2010 and 2009 was 35.24% and 36.45%, respectively. The effective tax rate for the years ended December 31, 2009, 2008 and 2007 was 35.41%, 31.21%, and (17.37%), respectively.
The Company has recognized income tax expense related to changes in unrealized gains and losses on securities available-for-sale of $8,473,000, $2,428,000, and $7,065,000, in 2009, 2008, and 2007, respectively. Such amounts are recorded as a component of comprehensive income in the consolidated statements of changes in stockholders’ equity.
The Company has also recognized an income tax expense (benefit) related to net actuarial losses from other postretirement benefits of $26,000, $28,000, and $(158,000) in 2009, 2008 and 2007, respectively. Such amounts are recorded as a component of accumulated comprehensive income in the consolidated statements of changes in stockholders’ equity.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
A reconciliation between the amount of reported total income tax expense (benefit) and the expected amount computed by multiplying income before income tax expense (benefit) by the applicable statutory federal income tax rate for the three months ended March 31, 2010 and 2009 (unaudited) and for the years ended December 31, 2009, 2008, and 2007 is as follows (dollars in thousands):

	For the three months ended		For the years ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Tax expense at statutory rate of 35%	$1,827	1,506	6,542	8,054	3,133
Increase (decrease) in taxes resulting from:
State tax, net of federal income tax	117	145	612	387	(4,947)
Bank owned life insurance	(148)	(152)	(613)	(1,482)	(593)
Change in state apportionment, net of federal tax	—	—	—	—	327
Utilization of State of New York net operating loss carryforwards, net of federal tax	—	—	—	—	372
Other, net	44	70	77	222	153

Inome tax expense (benefit)	$1,840	1,569	6,618	7,181	(1,555)

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2010 (unaudited), December 31, 2009 and 2008, are as follows (in thousands):

	March 31,	December 31,
	2010	2009	2008
	(unaudited)
Deferred tax assets:
Allowance for loan losses	$6,963	6,346	2,710
Deferred loan fees	197	181	226
Capitalized leases	869	886	985
Charitable deduction carryforward	2,888	3,017	4,088
Deferred compensation	2,136	2,175	1,679
Postretirement benefits	487	483	479
Equity awards	280	1,030	—
Unrealized actuarial losses on post retirement benefits	207	223	197
Straight-line leases adjustment	610	598	524
Asset retirement obligation	90	87	79
Reserve for accrued interest receivable	870	1,047	602
Reserve for loan commitments	153	111	168
Other	235	261	168

Total gross deferred tax assets	15,985	16,445	11,905

Valuation allowance	1,035	1,038	1,046

	14,950	15,407	10,859
Deferred tax liabilities:
Depreciation	384	383	546
Unrealized gains on securities — AFS	10,666	8,558	85
Mortgage servicing rights	89	98	134
Employee Stock Ownership Plan	4	4	92
Step up to fair market value of acquired loans	116	120	157
Step up to fair market value of acquired investment	5	13	26
Other	63	84	160

Total gross deferred tax liabilities	11,327	9,260	1,200

Valuation allowance	1,035	1,038	1,046

Net deferred tax asset	$3,623	6,147	9,659

The Company has determined that a valuation allowance should be established for certain state and local tax benefits related to the Company’s contribution to the Northfield Bank Foundation. The Company has determined that it is not required to establish a valuation reserve for the remaining net deferred tax asset account since it is “more likely than not” that the net deferred tax assets will be realized through future reversals of existing taxable temporary differences, future taxable income and tax planning strategies. The conclusion that it is “more likely than not” that the remaining net deferred tax assets will be realized is based on the history of earnings and the prospects for continued profitability. Management will continue to review the tax criteria related to the recognition of deferred tax assets.
Certain amendments to the Federal, New York State, and New York City tax laws regarding bad debt deductions were enacted in July 1996, August 1996, and March 1997, respectively. The Federal amendments include elimination of the percentage-of-taxable-income method for tax years beginning after December 31, 1995, and imposition of a requirement to recapture into taxable income (over a six-year period) the bad debt reserves in excess of the base-year amounts. The New York State and City amendments redesignated the

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Company’s state and city bad debt reserves at December 31, 1995, as the base-year amount and also provided for future additions to the base-year reserve using the percentage-of-taxable-income method.
The Company’s Federal, state, and city base-year reserves were approximately $5,900,000, respectively, at March 31, 2010 (unaudited), December 31, 2009 and 2008. Under the tax laws as amended, events that would result in taxation of certain of these reserves include the following: (a) the Company’s retained earnings represented by this reserve are used for purposes other than to absorb losses from bad debts, including excess dividends or distributions in liquidation; (b) the Company redeems its stock; (c) the Company fails to meet the definition of a bank for Federal purposes or a thrift for state and city purposes; or (d) there is a change in the federal, state, or city tax laws. At December 31, 2005, the Company’s unrecognized deferred tax liabilities with respect to its base-year reserves for Federal, state, and city taxes totaled approximately $2,800,000. Deferred tax liabilities have not been recognized with respect to the 1987 base-year reserves, since the Company does not expect that these amounts will become taxable in the foreseeable future.
At December 31, 2005, the Company did not meet the definition of a thrift for New York State and City purposes, and as a result, recorded a state and local tax expense of approximately $2,200,000 pertaining to the recapture of the state and city base-year reserves accumulated after December 31, 1987.
The Company files income tax returns in the United States federal jurisdiction and in New York State and City jurisdictions. The Company’s subsidiary also files income tax returns in the State of New Jersey. With few exceptions, the Company is no longer subject to federal and local income tax examinations by tax authorities for years prior to 2005. The State of New York has concluded examining the Company’s tax returns filed from 2000 to 2006, resulting in the Company reversing of state and local tax liabilities of approximately $4.5 million, net of federal taxes during 2007.
The following is a reconciliation of the beginning and ending amounts of gross unrecognized tax benefits for the year ended December 31, 2008. The amounts have not been reduced by the federal deferred tax effects of unrecognized state benefits.

2008
Unrecognized tax benefits at beginning of year	$2,700
Additions of positions of prior years	—
Settlement of unrecognized tax benefits	(2,700)

Unrecognized tax benefits at end of year	$—

The Company records interest accrued related to uncertain tax benefits as tax expense. During the years ended December 31, 2008 and 2007, the Company accrued $62,000 and $350,000, respectively, in interest on uncertain tax positions. The Company did not accrue interest on uncertain tax positions for the three months ended March 31, 2010 and 2009 (unaudited), or for the year ended December 31, 2009. The Company records penalties accrued as other expenses. The Company has not incurred any tax penalties.
(10)	Retirement Benefits
The Company has a 401(k) plan for its employees, which grants eligible employees (those salaried employees with at least one year of service) the opportunity to invest from 2% to 15% of their base compensation in certain investment alternatives. The Company contributes an amount equal to 25% of employee contributions on the first 6% of base compensation contributed by eligible employees for the first three years of participation. Subsequent years of participation in excess of three years will increase the Company matching contribution from 25% to 50% of an employee’s contributions, on the first 6% of base compensation contributed by eligible employees. A member becomes fully vested in the Company’s contributions upon (a) completion of five years of service, or (b) normal retirement, early retirement, permanent disability, or death.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
During 2007, the Company modified the employer match for the 401(k) plan. Prior to July 9, 2007, the Company contributed an amount equal to one-half of the employee contribution on the first 6% of base compensation contributed by eligible employees for the first three years of participation. Subsequent years of participation in excess of three years increased the Company matching contribution from 50% to 100% of an employee’s contributions, on the first 6% of base compensation contributed by eligible employees. The Company’s contribution to this plan amounted to approximately $48,000 and $43,000 for the three months ended March 31, 2010 and 2009 (unaudited), respectively, and $156,000, $166,000, and $270,000 for the years ended December 31, 2009, 2008, and 2007, respectively.
The Company also maintains a profit-sharing plan in which the Company can contribute to the participant’s 401(k) account, at its discretion, up to the legal limit of the Internal Revenue Code. The Company did not contribute to the profit sharing plan during the three months ended March 31, 2010 and 2009 (unaudited), or for the years ended December 31, 2009, 2008 and 2007.
The Company maintains the Northfield Bank Employee Stock Ownership Plan (the ESOP). The ESOP is a tax-qualified plan designed to invest primarily in the Company’s common stock. The ESOP provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company’s common stock. The ESOP was authorized to, and did purchase, 1,756,279 shares of the Company’s common stock in the Company’s initial public offering at a price of $10.00 per share. This purchase was funded with a loan from Northfield Bancorp, Inc. to the ESOP. The first payment on the loan from the ESOP to the Company was due and paid on December 31, 2007, and the outstanding balance at March 31, 2010 (unaudited), December 31, 2009 and 2008, was $15.8 million, $15.8 million, and $16.2 million, respectively. The shares of the Company’s common stock purchased in the initial public offering are pledged as collateral for the loan. Shares will be released for allocation to participants as loan payments are made. A total of 58,539, 58,643, and 58,543 shares were released and allocated to participants for the ESOP year ended December 31, 2009, 2008 and 2007, respectively. ESOP compensation expense was $201,000 and $148,000 for the three months ended March 31, 2010 and 2009 (unaudited), respectively, and $676,000, $644,000, and $621,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Cash dividends on unallocated shares are utilized to satisfy required debt payments. Dividends on allocated shares are utilized to prepay debt which releases additional shares to participants.
The Company maintains a Supplemental Employee Stock Ownership Plan (the SESOP) a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formula under tax law limits for tax-qualified plans. The supplemental payments for the SESOP consist of cash payments representing the value of Company shares that cannot be allocated to participants under the ESOP due to legal limitations imposed on tax-qualified plans. The Company made a contribution to the SESOP plan of $41,000, $54,000, and $48,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The following tables set forth the funded status and components of postretirement benefit costs at December 31 measurement dates (in thousands):

	2009	2008
Accumulated postretirement benefit obligation beginning of year	$1,559	1,576
Service cost	4	3
Interest cost	93	95
Actuarial (gain) loss	111	(27)
Benefits paid	(97)	(88)

Accumulated postretirement benefit obligation end of year	1,670	1,559

Plan assets at fair value	—	—
Unrecognized transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized loss	—	—

Accrued liability (included in accrued expenses and other liabilities)	$1,670	1,559

The following table sets forth the amounts recognized in accumulated other comprehensive income (loss) (in thousands):

	December 31,
	2009	2008
Net loss	$280	186
Transition obligation	100	117
Prior service cost	137	152

Loss recognized in accumulated other comprehensive income (loss)	$517	455

The estimated net loss, transition obligation, and prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic cost in 2010 are $17,000, $17,000 and $16,000, respectively.
The following table sets forth the components of net periodic postretirement benefit costs for the years ended December 31, 2009, 2008, and 2007 (in thousands):

	December 31,
	2009	2008	2007
Service cost	$4	3	4
Interest cost	93	95	67
Amortization of transition obligation	17	17	16
Amortization of prior service costs	15	16	16
Amortization of unrecognized (gain) loss	17	22	(15)

Net postretirement benefit cost included in compensation and employee benefits	$146	153	88

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The assumed discount rate related to plan obligations reflects the weighted average of published market rates for high-quality corporate bonds with terms similar to those of the plan’s expected benefit payments, rounded to the nearest quarter percentage point. The Company’s discount rate and rate of compensation increase used in accounting for the plan are as follows:

	2009	2008	2007
Assumptions used to determine benefit obligation at period end:

Discount rate	5.50%	6.25	6.25
Rate of increase in compensation	4.25	4.25	4.50

Assumptions used to determine net periodic benefit cost for the year:

Discount rate	6.25%	6.25	5.75
Rate of increase in compensation	4.25	4.50	4.50
At December 31, 2009, a medical cost trend rate of 9.0% for 2009, decreasing 0.50% per year thereafter until an ultimate rate of 5.0% is reached, was used in the plan’s valuation. The Company’s healthcare cost trend rate is based, among other things, on the Company’s own experience and third party analysis of recent and projected healthcare cost trends.
At December 31, 2008, a medical cost trend rate of 12.00% for 2008, decreasing 1.00% per year thereafter until an ultimate rate of 5.0% is reached, was used in the plan’s valuation. The Company’s healthcare cost trend rate is based, among other things, on the Company’s own experience and third party analysis of recent and projected healthcare cost trends.
A one percentage-point change in assumed heath care cost trends would have the following effects (in thousands):

	One		One
	Percentage point		Percentage point
	Increase		Decrease
	2009	2008	2009	2008
Effect on benefits earned and interest cost	$8	8	(6)	(7)
Effect on accumulated postretirement benefit obligation	126	120	(112)	(106)

A one percentage-point change in assumed heath care cost trends would have the following effects (in thousands):

	One			One
	Percentage point			Percentage point
	Increase			Decrease
	2009	2008	2007	2009	2008	2007
Aggregate of service and interest components of net periodic cost (benefit)	$8	7	5	(6)	(7)	(5)

Benefit payments of approximately $97,000, $88,000, and $83,000 were made in 2009, 2008, and 2007, respectively. The benefits expected to be paid under the postretirement health benefits plan for the next five

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
years are as follows: $130,000 in 2010; $133,000 in 2011; $136,000 in 2012; $139,000 in 2013; and $141,000 in 2014. The benefit payments expected to be paid in the aggregate for the years 2015 through 2019 are $689,000. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2009, and include estimated future employee service.
The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Act, introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit at least “actuarially equivalent” to the Medicare benefit. The Company has evaluated the estimated potential subsidy available under the Medicare Act and the related costs associated with qualifying for the subsidy. Due to the limited number of participants in the plan, the Company has concluded that it is not cost beneficial to apply for the subsidy. Therefore, the accumulated postretirement benefit obligation information and related net periodic postretirement benefit costs do not reflect the effect of any potential subsidy.
The Company maintains a nonqualified plan to provide for the elective deferral of all or a portion of director fees by members of the participating board of directors, deferral of all or a portion of the compensation and/or annual bonus payable to eligible employees of the Company, and to provide to certain officers of the Company benefits in excess of those permitted to be paid by the Company’s savings plan, ESOP, and profit-sharing plan under the applicable Internal Revenue Code. The plan obligation was approximately $3,403,000 and $2,498,000 at December 31, 2009 and 2008, respectively, and is included in accrued expenses and other liabilities on the consolidated balance sheets. Expense (income) under this plan was $592,000, $(1,331,000), and $62,000 for the years ended December 31, 2009, 2008, and 2007, respectively. The Company invests to fund this future obligation, in various mutual funds designated as trading securities. The securities are marked-to-market through current period earnings as a component of non-interest income. Accrued obligations under this plan are credited or charged with the return on the trading securities portfolio as a component of compensation and benefits expense.
The Company entered into a supplemental retirement agreement with its former president and current director on July 18, 2006. The agreement provides for 120 monthly payments of $17,450. The present value of the obligation, of approximately $1,625,000, was recorded in compensation and benefits expense in 2006. The present value of the obligation as of December 31, 2009 and 2008, was approximately $1,190,000 and $1,334,000, respectively.
(11)	Equity Incentive Plan
The Company maintains the Northfield Bancorp, Inc. 2008 Equity Incentive Plan to grant common stock or options to purchase common stock at specific prices to directors and employees of the Company. The Plan provides for the issuance or delivery of up to 3,073,488 shares of Northfield Bancorp, Inc. common stock subject to certain Plan limitations. On January 30, 2009, certain officers and employees of the Company were granted an aggregate of 1,478,900 stock options and 582,700 shares of restricted stock, and non-employee directors received an aggregate of 623,700 stock options and 249,750 shares of restricted stock. On January 30, 2010 (unaudited), an employee was granted 3,000 stock options and 4,400 restricted stock awards. On May 29, 2009, an employee was granted 3,800 stock options and 4,200 restricted stock awards. All stock options and restricted stock vest in equal installments over a five year period beginning one year from the date of grant. The vesting of options and restricted stock awards may accelerate in accordance with terms of the plan. Stock options were granted at an exercise price equal to the fair value of the Company’s common stock on the grant date based on quoted market prices and all have an expiration period of ten years. The fair value of stock options granted on January 30, 2009, was estimated utilizing the Black-Scholes option pricing model using the following assumptions: an expected life of 6.5 years utilizing the simplified method, risk-free rate of return of 2.17%, volatility of 35.33% and a dividend

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
yield of 1.61%. The fair value of stock options granted on May 29, 2009, was estimated utilizing the Black-Scholes option pricing model using the following assumptions: an expected life of 6.5 years utilizing the simplified method, risk-free rate of return of 2.88%, volatility of 38.39% and a dividend yield of 1.50%. The fair value of stock options granted on January 30, 2010 (unaudited), was estimated utilizing the Black-Scholes option pricing model using the following assumptions: an expected life of 6.5 years utilizing the simplified method, risk-free rate of return of 2.90%, volatility of 38.29% and a dividend yield of 1.81% The Company is expensing the grant date fair value of all employee and director share-based compensation over the requisite service periods on a straight-line basis.
During the year ended December 31, 2009, the Company recorded $2.9 million of stock-based compensation. There was no stock based compensation during the years ended December 31, 2008 and 2007.
The following table is a summary of the Company’s non-vested stock options as of March 31, 2010 (unaudited) and December 31, 2009, and changes therein during the period then ended:

		Weighted Average	Weighted Average	Weighted Average
	Number of	Grant Date	Exercise	Contractual
	Stock Options	Fair Value	Price	Life (years)
Outstanding- December 31, 2008	—	$—	$—	—
Granted	2,106,400	3.22	9.94	10.00
Forfeited	(23,000)	3.22	9.94	—

Outstanding- December 31, 2009	2,083,400	$3.22	$9.94	9.08

Exercisable- December 31, 2009	—	$—	$—	—

Outstanding- December 31, 2009	2,083,400	$3.22	$9.94	9.08
Granted	3,000	4.66	13.24	10.00
Forfeited	—	—	—	—
Excercised	(13,860)	3.22	9.94	—

Outstanding- March 31, 2010 (unaudited)	2,072,540	$3.22	$9.94	8.84

Exercisable- March 31, 2010 (unaudited)	402,060	$3.22	$9.94	8.83

Expected future stock option expense related to the non-vested options outstanding as of March 31, 21010 (unaudited), is $5.3 million over an average period of 3.8 years.
Expected future stock option expense related to the non-vested options outstanding as of December 31, 2009, is $5.5 million over an average period of 4.0 years.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The following is a summary of the status of the Company’s restricted shares as of March 31, 2010 (unaudited) and December 31, 2009, and changes therein during the period then ended.

		Weighted
	Number of	Average
	Shares	Grant Date
	Awarded	Fair Value
Non-vested at December 31, 2008	—	$—
Granted	836,650	9.94
Vested	—	—
Forfeited	(11,500)	9.94

Non-vested at December 31, 2009	825,150	$9.94

Non-vested at December 31, 2009	825,150	9.94
Granted	4,400	13.24
Vested	(174,830)	9.94
Forfeited	—	—

Non-vested at March 31, 2010 (unaudited)	654,720	9.97

Expected future stock award expense related to the non-vested restricted awards as of March 31, 2010 (unaudited) is $6.3 million over an average period of 3.8 years. On January 30, 2010 (unaudited), 174,830 of the restricted shares vested. In connection with the vesting, the Company repurchased 21,605 shares of common stock for employees (at their request) in satisfaction of minimum payroll taxes.
Expected future stock award expense related to the non-vested restricted awards as of December 31, 2009 is $6.7 million over an average period of 4.0 years.
Upon the exercise of stock options, management expects to utilize treasury stock as the source of issuance for these shares.
(12)	Commitments and Contingencies
The Company, in the normal course of business, is party to commitments that involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These commitments include unused lines of credit and commitments to extend credit.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
At March 31, 2010 (unaudited) and December 31, 2009, the following commitment and contingent liabilities existed that are not reflected in the accompanying consolidated financial statements (in thousands):

	At
	March 31, 2010	December 31, 2009
	(unaudited)
Commitments to extend credit	$23,875	4,264
Unused lines of credit	38,340	36,027
Standby letters of credit	3,181	3,181
At March 31, 2010, commitments to fund fixed rate loans totaled $12.1 million, at a weighted average interest rate of 6.14%. At December 31, 2009, commitments to fund fixed rate loans totaled $2.6 million, at a weighted average interest rate of 6.22%.
The Company’s maximum exposure to credit losses in the event of nonperformance by the other party to these commitments is represented by the contractual amount. The Company uses the same credit policies in granting commitments and conditional obligations as it does for amounts recorded in the consolidated balance sheets. These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s assessment of risk. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The guarantees generally extend for a term of up to one year and are fully collateralized. For each guarantee issued, if the customer defaults on a payment to the third party, the Company would have to perform under the guarantee. The unamortized fee on standby letters of credit approximates their fair value; such fees were insignificant at March 31, 2010 (unaudited) and December 31, 2009. The Company maintains an allowance for estimated losses on commitments to extend credit. At March 31, 2010 (unaudited), December 31, 2009 and 2008, the allowance was $367,000, $266,000 and $390,000, respectively, and is recorded as a component of other non-interest expense.
At December 31, 2009, the Company was obligated under non-cancelable operating leases and capitalized leases on property used for banking purposes. Most leases contain escalation clauses and renewal options which provide for increased rentals as well as for increases in certain property costs including real estate taxes, common area maintenance, and insurance.
The projected minimum annual rental payments and receipts under the capitalized leases and operating leases are as follows (in thousands):

	Rental	Rental	Rental
	payments	payments	receipts
	capitalized	operating	operating
	leases	leases	leases
Year ending December 31:
2010	$365	2,177	165
2011	376	2,083	165
2012	387	2,027	165
2013	399	1,991	169
2014	411	2,035	190
Thereafter	1,075	22,686	1,822

Total minimum lease payments	$3,013	32,999	2,676

Net rental expense included in occupancy expense was approximately $549,000 and $516,000, for the three months ended March 31, 2010 and 2009 (unaudited) and $2,128,000, $1,466,000, and $1,140,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
In December of 2009, the Bank entered in an agreement to lease a building located in Brooklyn, New York. The Bank intends to operate a bank branch at this location. The Bank anticipates taking possession of the building during 2010 at which time the lease will commence. The initial lease is term is 15 years with an average monthly rental expense of $22,000 per month. The Bank has two five year renewal options.
In December of 2009, the Bank entered in an agreement to lease a building located on in Staten Island, New York. The Bank intends to operate a bank branch at this location. The Bank anticipates taking possession of the building during 2010 at which time the lease will commence. The lease is for a term of 15 years with an average monthly rental expense of $15,000 per month. The Bank has two five year renewal options.
In the normal course of business, the Company may be a party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims.
The Bank is required by regulation to maintain a certain level of cash balances on hand and/or on deposit with the Federal Reserve Bank of New York. As of March 31, 2010 (unaudited), December 31, 2009 and 2008, the Bank was required to maintain balances of $243,000, $483,000 and $3,762,000, respectively.
The Bank has entered into employment agreements with its Chief Executive Officer and the other executive officers of the Bank to ensure the continuity of executive leadership, to clarify the roles and responsibilities of executives, and to make explicit the terms and conditions of executive employment. These agreements are for a term of three-years subject to review and annual renewal, and provide for certain levels of base annual salary and in the event of a change in control, as defined, or in the event of termination, as defined, certain levels of base salary, bonus payments, and benefits for a period of up to three-years.
On May 26, 2006, the Bank entered into a purchase and assumption agreement with a third party which includes the purchase of certain premises, equipment, and leaseholds of two of the Bank’s branches. The agreement also provides for the third party to assume the deposit liabilities of the two branches, totaling approximately $29.0 million as of December 31, 2006, and related lease obligations. The purchase and assumption agreement is at or above the Bank’s carrying value of the related assets purchased and liabilities and obligations being assumed. The transaction closed in the first quarter of 2007 and the Company recognized a gain on the sale of premises and equipment and related deposit relationships of approximately $4.3 million.
(13)	Regulatory Requirements
Northfield Bank converted to a federally-charted savings bank from a New York-chartered savings bank effective November 6, 2007. Northfield Bank’s regulator is the Office of Thrift Supervision “OTS” (previously Federal Deposit Insurance Corporation “FDIC”). Simultaneously with Northfield Bank’s conversion, Northfield Bancorp, MHC and Northfield Bancorp, Inc. converted to federal-charters from New York-chartered holding companies.
The OTS requires banks to maintain a minimum tangible capital ratio to tangible assets of 1.5%, a minimum core capital ratio to total adjusted assets of 4.0%, and a minimum ratio of total risk-adjusted total assets of 8.0%.
Under prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a core capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%.
The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
classifications also are subject to qualitative judgments by the regulators about capital components, risk weighting, and other factors.
Management believes that as of March 31, 2010 (unaudited) and December 31, 2009, the Bank met all capital adequacy requirements to which it is subject. Further, the most recent examination by the OTS (as of March 31, 2009) categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.
Northfield Bancorp, Inc. is regulated, supervised, and examined by the OTS as a savings and loan holding company and, as such, is not subject to regulatory capital requirements.
The following is a summary of Northfield Bank’s regulatory capital amounts and ratios compared to the OTS requirements as of March 31, 2010 (unaudited), December 31, 2009 and 2008, for classification as a well-capitalized institution and minimum capital (dollars in thousands).

	OTS Requirements
					For well capitalized
			For capital		under prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of March 31, 2010 (unaudited):
Tangible capital to tangible assets	$278,658	13.91%	$30,046	1.50%	$	NA	NA	%
Tier 1 captial (core) (to adjusted total assets)	278,658	13.91	80,122	4.00		110,152	5.00
Total capital (to risk- weighted assets)	291,780	28.59	81,634	8.00		102,043	10.00

As of December 31, 2009:
Tangible capital to tangible assets	$274,236	14.35%	$28,666	1.50%	$	NA	NA	%
Tier 1 captial (core) (to adjusted total assets)	274,236	14.35	76,442	4.00		95,553	5.00
Total capital (to risk- weighted assets)	287,085	28.52	80,529	8.00		100,661	10.00

As of December 31, 2008:
Tangible capital to tangible assets	$272,480	15.98%	$25,577	1.50%	$	NA	NA	%
Tier 1 captial (core) (to adjusted total assets)	272,480	15.98	68,205	4.00		85,257	5.00
Total capital (to risk- weighted assets)	281,648	34.81	64,728	8.00		80,910	10.00
The following is a reconciliation of Northfield Bank’s total stockholders’ equity to regulatory capital amounts under OTS regulations at March 31, 2010 (unaudited), December 31, 2009 and 2008 (dollars in thousands).:

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007

	March 31,	December 31,
	2010	2009	2008
	(unaudited)
Total stockholders’ equity	$310,098	302,260	289,097
Adjustments for regulatory capital purposes:
Goodwill and certain other intangibles	(16,318)	(16,361)	(16,697)
Net unrealized gains on securities available for sale, net	(15,522)	(12,064)	(285)
Other	400	401	365

Total (tier 1 capital) core	278,658	274,236	272,480

Qualifying allowance for loan losses	12,755	12,583	8,778
Other	367	266	390

Total risk-based capital	$291,780	287,085	281,648

(14)	Fair Value of Measurement

The following table presents the assets reported on the consolidated balance sheet at their estimated fair value as of March 31, 2010 (unaudited), December 31, 2009 and 2008, by level within the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. Financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:
•	Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 Inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

•	Level 3 Inputs — Significant unobservable inputs that reflect the Company’s own assumptions that market participants would use in pricing the assets or liabilities.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
The following tables summarize financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2010 (unaudited), December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Fair Value Measurements at Reporting Date Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	March 31, 2010	Identical Assets	Inputs	Inputs
	(unaudited)	(Level 1)	(Level 2)	(Level 3)
Measured on a recurring basis:
Assets:
Investment securities:
Available-for-sale:
Mortgage-backed securities
GSE	$781,961	—	781,961	—
Non-GSE	161,596	—	161,596	—
Corporate bonds	136,724	—	136,724	—
GSE bonds	130,291	—	130,291	—
Equities	5,623	5,623	—	—

Total available-for-sale	1,216,195	5,623	1,210,572	—

Trading securities	3,706	3,706	—	—

Total	$1,219,901	9,329	1,210,572	—

Measured on a non-recurring basis:
Assets:
Impaired loans:
Real estate loans:
Commercial mortgage (CRE)	$17,231	—	—	17,231
Construction and land	6,219	—	—	6,219
Multifamily	835	—	—	835

Total impaired loans	24,285	—	—	24,285

Other real estate owned (CRE)	1,533	—	—	1,533

Total	$25,818	—	—	25,818

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in		Significant
		Active Markets	Significant Other	Unobservable
		for Identical	Observable	Inputs
	December 31, 2009	Assets (Level 1)	Inputs (Level 2)	(Level 3)
Measured on a recurring basis:
Assets:
Investment securities:
Available-for-sale:
Mortgage-backed securities
GSE	$767,148	—	767,148	—
Non-GSE	176,660	—	176,660	—
Corporate bonds	137,140	—	137,140	—
GSE bonds	28,983	—	28,983	—
Equities	21,872	21,872	—	—

Total available-for-sale	1,131,803	21,872	1,109,931	—

Trading securities	3,403	3,403	—	—

Total	$1,135,206	25,275	1,109,931	—

Measured on a non-recurring basis:
Assets:
Impaired loans:
Real estate loans:
Commercial mortgage	$21,295	—	—	21,295
Construction and land	6,910	—	—	6,910
Multifamily	823	—	—	823

Total impaired loans	29,028	—	—	29,028

Other real estate owned (CRE)	1,938	—	—	1,938

Total	$30,966	—	—	30,966

	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Measured on a recurring basis:
Assets:
Investment securities:
Available-for-sale:
Mortgage-backed securities
GSE	$791,736	$—	$791,736	$—
Non-GSE	139,473	—	139,473
Corporate bonds	17,351	—	17,351	—
Equities	9,025	9,025	—	—

Total available-for-sale	957,585	9,025	948,560	—

Trading securities	2,498	2,498	—	—

Total	$960,083	$11,523	$948,560	$—

Measured on a non-recurring basis:
Assets:
Impaired loans:
Real estate loans:
Commercial mortgage	$2,513	—	—	2,513
Construction and land	2,675	—	—	2,675

Total impaired loans	5,188	—	—	5,188

Other real estate owned (CRE)	1,071	—	—	1,071

Total	$6,259	—	—	6,259

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Available -for- Sale Securities: The estimated fair values for mortgage-backed securities, GSE bonds, and corporate securities are obtained from a nationally recognized third-party pricing service. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. Broker/dealer quotes are utilized as well when such quotes are available and deemed representative of the market. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company (observable inputs,) and are therefore classified as Level 2 within the fair value hierarchy. The estimated fair value of equity securities classified as Level 1, are derived from quoted market prices in active markets. Equity securities consist primarily of money market mutual funds.
Trading Securities: Fair values are derived from quoted market prices in active markets. The assets consist of publicly traded mutual funds.
Also, the Company may be required, from time to time, to measure the fair value of certain other financial assets on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. The adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write downs of individual assets.
Impaired Loans: At March 31, 2010 (unaudited), December 31, 2009 and 2008, the Company had impaired loans with outstanding principal balances of $25.4 million, $31.4 million and $5.5 million, which were recorded at their estimated fair value of $24.3 million, $29.0 million and $5.2 million, respectively. The Company recorded impairment charges of $1.1 million and charge-offs of $198,000 for the three months ended March 31, 2010 (unaudited), compared to impairment charges of $594,000 and charge-offs of $595,000 for the same period of 2009 (unaudited), respectively, utilizing Level 3 inputs. The Company recorded impairment charges of $2.4 million and $300,000, for the years ended December 31, 2009 and 2008, respectively, utilizing Level 3 inputs. In addition, the Company recorded charge-offs on impaired loans amounting to $940,000 and $761,000, for the years ended December 31, 2009 and 2008, respectively, also utilizing Level 3 inputs. Impaired assets are valued utilizing independent appraisals, if the loan is collateral dependent, adjusted downward by management, as necessary, for changes in relevant valuation factors subsequent to the appraisal date, or the present value of expected future cash flows for non-collateral dependent loans and troubled debt restructurings.
Other Real Estate Owned: At March 31, 2010 (unaudited), December 31, 2009 and 2008, the Company had assets acquired through foreclosure of $1.5 million, $1.9 million, and $1.1 million, respectively, recorded at estimated fair value, less estimated selling costs when acquired, thus establishing a new cost basis. Fair value is generally based on independent appraisals. These appraisals include adjustments to comparable assets based on the appraisers’ market knowledge and experience, and are considered Level 3 inputs. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If the estimated fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Subsequent valuation adjustments to other real estate owned totaled $146,000 for the three months ended March 31, 2010 (unaudited), reflective of continued deterioration in estimated fair values. The remaining reduction to REO was a result of sales. There were no subsequent valuation adjustments to other real estate owned for the three months ended March 31, 2009 (unaudited).
During the year ended December 31, 2009, the Company transferred a loan with a principal balance of $1.9 million and an estimated fair value, less costs to sell, of $1.4 million to other real estate owned. During the year ended December 31, 2009, the Company recorded impairment charges of $489,000 prior to the transfer of the loan to OREO utilizing Level 3 inputs. During the year ended December 31, 2008, the Company transferred a loan with a principal balance of $2.1 million and an estimated fair value, less costs to sell, of $1.1 million to other real estate owned. During the year ended December 31, 2008, the Company recorded impairment charges of $1.0 million prior to the transfer of the loan to OREO utilizing Level 3 inputs.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Subsequent valuation adjustments to other real estate owned totaled $516,000 and $0 for the year ended December 31, 2009 and 2008, respectively, reflective of continued deterioration in estimated fair values. Operating costs after acquisition are generally expensed.

Fair Value of Financial Instruments

The FASB Accounting Standards Topic for Financial Instruments requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The following methods and assumptions were used to estimate the fair value of other financial assets and financial liabilities not already discussed above:
(a)	Cash, Cash Equivalents, and Certificates of Deposit

Cash and cash equivalents are short-term in nature with original maturities of three months or less; the carrying amount approximates fair value. Certificates of deposits having original terms of six-months or less; carrying value generally approximates fair value. Certificate of deposits with an original maturity of six months or greater the fair value is derived from discounted cash flows.

(b)	Securities (Held to Maturity)

The fair values for substantially all of our securities are obtained from an independent nationally recognized pricing service. The independent pricing service utilizes market prices of same or similar securities whenever such prices are available. Prices involving distressed sellers are not utilized in determining fair value. Where necessary, the independent third-party pricing service estimates fair value using models employing techniques such as discounted cash flow analyses. The assumptions used in these models typically include assumptions for interest rates, credit losses, and prepayments, utilizing market observable data where available.

(c)	Federal Home Loan Bank of New York Stock

The fair value for Federal Home Loan Bank of New York stock is its carrying value, since this is the amount for which it could be redeemed and there is no active market for this stock.

(d)	Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, construction, land, multifamily, commercial and consumer. Each loan category is further segmented into amortizing and non-amortizing and fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair value of loans is estimated by discounting the future cash flows using current prepayment assumptions and current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. This method of estimating fair value does not incorporate the exit price concept of fair value prescribed by the FASB ASC Topic for Fair Value Measurements and Disclosures.

(e)	Deposits

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(f)	Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of off-balance-sheet commitments is insignificant and therefore not included in the following table.

(g)	Borrowings

The fair value of borrowings is estimated by discounting future cash flows based on rates currently available for debt with similar terms and remaining maturity.

(h)	Advance Payments by Borrowers

Advance payments by borrowers for taxes and insurance have no stated maturity; the fair value is equal to the amount currently payable.
The estimated fair values of the Company’s significant financial instruments at March 31, 2010 (unaudited) December 31, 2009, and 2008, are presented in the following table (in thousands):

	March 31,		December 31,
	2010		2009		2008
		Estimated		Estimated		Estimated
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value
	(unaudited)
Financial assets:
Cash and cash equivalents	$50,811	50,811	42,544	42,544	50,128	50,128
Certificates of deposit in other financial institutions	—	—	—	—	53,653	53,873
Trading securities	3,706	3,706	3,403	3,403	2,498	2,498
Securities available-for-sale	1,216,195	1,216,195	1,131,803	1,131,803	957,585	957,585
Securities held-to-maturity	6,220	6,432	6,740	6,930	14,479	14,588
Federal Home Loan Bank of New York stock, at cost	5,026	5,026	6,421	6,421	9,410	9,410
Net loans held-for-investment	720,079	735,885	713,855	726,475	581,206	610,713

Financial liabilities:
Deposits	$1,392,905	1,394,827	1,316,885	1,319,612	1,024,439	1,027,896
Borrowings	293,060	302,780	279,424	288,737	332,084	340,404
Advance payments by borrowers	2,038	2,038	757	757	3,823	3,823
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.
(15)	Stock Repurchase Program
On February 13, 2009, the board of directors of the Company authorized a stock repurchase program pursuant to which the Company intends to repurchase up to 2,240,153 shares, representing approximately 5% of its outstanding shares. The timing of the repurchases depends on certain factors, including but not limited to, market conditions and prices, the Company’s liquidity and capital requirements, and alternative uses of capital. All repurchased shares are expected to be held as treasury stock and available for general corporate purposes. The Company is conducting such repurchases in accordance with a Rule 10b5-1 trading plan. As of March 31, 2010 (unaudited), a total of 1,902,344 shares were purchased under this repurchase plan at a weighted average cost of $11.77. As of December 31, 2009, a total of 1,716,063 shares were purchased under this repurchase plan at a weighted average cost of $11.61 per share.
(16)	Earnings (Loss) Per Share
The following is a summary of the Company’s earnings per share calculations and reconciliation of basic to diluted earnings per share for the periods indicated (in thousands, except share data):

	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Net income available to common stockholders	$3,381	2,735	12,074	15,831	10,507

Weighted average shares outstanding-basic	41,509,173	43,089,331	42,405,774	43,133,856	43,076,586
Effect of non-vested restricted stock and stock options outstanding	314,621	15,078	126,794	—	—
Weighted average shares outstanding-diluted	41,823,794	43,104,409	42,532,568	43,133,856	43,076,586

Earnings per share-basic (1)	$0.08	0.06	0.28	0.37	(0.03)
Earnings per share-diluted (1)	$0.08	0.06	0.28	0.37	(0.03)

(1)	Net loss per share is calculated for the period that the Company’s shares of common stock were outstanding (November 8, 2007, through December 31, 2007). The net loss for this period was $1,501,000 and the weighted average common shares outstanding were 43,076,586. Per share data and shares outstanding information is not applicable prior to November 8, 2007.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(17)	Parent-only Financial Information
The following condensed parent company only financial information reflects Northfield Bancorp, Inc.’s investment in its wholly-owned consolidated subsidiary, Northfield Bank, using the equity method of accounting.
Northfield Bancorp, Inc.
Condensed Balance Sheets
(in thousands)

	March 31,	December 31,
	2010	2009	2008
	(unaudited)
Assets
Cash in Northfield Bank	$16,131	18,095	42,555
Interest-earning deposits in other financial institutions	1,056	1,793	—
Certificates of deposit	—	—	30,153
Investment in Northfield Bank	310,098	302,260	289,097
Securities available-for-sale (corporate bonds)	50,370	50,511	4,298
ESOP loan receivable	15,798	15,798	16,179
Accrued interest receivable	840	585	873
Other assets	2,152	2,632	3,423

Total assets	$396,445	391,674	386,578

Liabilities and Stockholders’ Equity

Total liabilities	$159	134	—

Total stockholders’ equity	396,286	391,540	386,578

Total liabilities and stockholders’ equity	$396,445	391,674	386,578

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Northfield Bancorp, Inc.
Condensed Statements of Income
(in thousands)

	Three months ended		Years ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Interest on ESOP loan	$127	130	526	1,189	195
Interest income on deposit in Northfield Bank	19	100	273	965	62
Interest income on certificates of deposit	15	336	590	1,478	79
Interest income on corporate bonds	335	43	603	148	—
Undistributed earnings of Northfield Bank	3,170	2,600	11,521	14,103	18,083

Total income	3,666	3,209	13,513	17,883	18,419

Contribution to charitable foundation	—	—	—	—	11,952
Other expenses	205	381	1,177	878	11
Income tax expense (benefit)	80	93	262	1,174	(4,051)

Total expense	285	474	1,439	2,052	7,912

Net income	$3,381	2,735	12,074	15,831	10,507

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
Northfield Bancorp, Inc.
Condensed Statements of Cash Flows
(in thousands)

	Three months ended		Years ended
	March 31,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Cash flows from operating activities
Net income	$3,381	2,735	12,074	15,831	10,507
Contribution of stock to charitable foundation	—	—	—	—	8,952
(Increase) decrease in accrued interest receivable	(255)	822	288	(846)	(27)
Deferred taxes	—	—	1,064	262	(3,336)
(Increase) decrease in due from Northfield Bank	—	(16)	312	1,043	(1,287)
Decrease (increase) in other assets	190	55	(1,154)	(168)	(716)
Amortization of premium on corporate bond	286	29	527	100	—
Increase (decrease) in other liabilities	25	37	134	(46)	46
Undistributed earnings of Northfield Bank	(3,170)	(2,600)	(11,521)	(14,103)	(18,083)

Net cash provided by (used in) operating activities	457	1,062	1,724	2,073	(3,944)

Cash flows from investing activities
Additional investment in Northfield Bank	—	—	—	—	(94,874)
Dividend from Northfield Bank	—	—	14,000	—	—
Purchases of corporate bonds	—	—	(50,323)	(4,468)	—
Maturities of corporate bonds	—	—	4,290	—	—
Loan to ESOP	—	—	—	—	(17,563)
Principal payments on ESOP loan receivable	—	—	381	179	1,205
Maturities (purchases) of certificate of deposits	—	22,437	30,153	(23,653)	(6,500)

Net cash provided by (used in) investing activities	—	22,437	(1,499)	(27,942)	(117,732)

Cash flows from financing activities
Proceeds from stock offering, net	—	—	—	—	189,600
Contribution from Northfield Bancorp, MHC	—	—	—	—	500
Exercise of stock options	137	—	—	—	—
Additional tax benefit on stock awards	231	—	—	—	—
Purchase of treasury stock	(2,754)	(3,801)	(19,929)	—	—
Dividends paid	(772)	(774)	(2,963)	—	—

Net cash (used in) provided by financing activities	(3,158)	(4,575)	(22,892)	—	190,100

Net (decrease) increase in cash and cash equivalents	(2,701)	18,924	(22,667)	(25,869)	68,424
Cash and cash equivalents at beginning of period	19,888	42,555	42,555	68,424	—

Cash and cash equivalents at end of period	$17,187	61,479	19,888	42,555	68,424

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009 (unaudited)
Years Ended December 31, 2009, 2008, and 2007
(18)	Subsequent Events — Plan of Conversion and Reorganization — (Unaudited)

The Boards of Directors of Northfield Bancorp, MHC (“MHC”) and the Company adopted a Plan of Conversion and Reorganization (the “Plan”) on June 4, 2010. Pursuant to the Plan, the MHC will convert from the mutual holding company form of organization to the fully public form. The MHC will be merged into the Company, and the MHC will no longer exist. The Company will merge into a new Delaware corporation named Northfield Bancorp, Inc. As part of the conversion, the MHC’s ownership interest of the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represents the remaining ownership interest in the Company, will be exchanged for new shares of common stock of Northfield Bancorp, Inc., the new Delaware corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of Northfield Bancorp., Inc. common stock that they owned immediately prior to that time (excluding shares purchased in the stock offering and cash received in lieu of fractional shares). When the conversion and public offering are completed, all of the capital stock of Northfield Bank will be owned by Northfield Bancorp., Inc., the Delaware corporation.

The Plan provides for the establishment, upon the completion of the conversion, of special “liquidation accounts” for the benefit of certain depositors of Northfield Bank in an amount equal to the greater of the MHC’s ownership interest in the retained earnings of the Company as of the date of the latest balance sheet contained in the prospectus or the retained earnings of Northfield Bank at the time it reorganized into the MHC. Following the completion of the conversion, under the rules of the Office of Thrift Supervision, Northfield Bank will not be permitted to pay dividends on its capital stock to Northfield Bancorp., Inc., its sole shareholder, if Northfield Bank’s shareholder’s equity would be reduced below the amount of the liquidation accounts. The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation accounts.

Direct costs of the conversion and public offering will be deferred and reduce the proceeds from the shares sold in the public offering. If the conversion and public offering are not completed, all costs will be charged to expense in the period in which the public offering is terminated. No costs have been incurred related to the conversion as of March 31, 2010 (unaudited).

Selected Quarterly Financial Data (Unaudited)
The following tables are a summary of certain quarterly financial data for the years ended December 31, 2009 and 2008:

	2009
	Quarter Ended
	March 31	June 30	September 30	December 31
	(Dollars in thousands)
Selected Operating Data:

Interest income	$20,482	21,013	21,855	22,218
Interest expense	7,721	7,176	7,078	7,002

Net interest income	12,761	13,837	14,777	15,216
Provision for loan losses	1,644	3,099	2,723	1,572

Net interest income after provision for loan losses	11,117	10,738	12,054	13,644
Other income	969	1,524	1,357	1,543
Other expenses	7,782	9,061	8,429	8,982

Income before income tax expense	4,304	3,201	4,982	6,205
Income tax expense	1,569	1,079	1,795	2,175

Net income	$2,735	2,122	3,187	4,030

Net income per common share- basis and diluted	$0.06	0.05	0.08	0.10

	2008
	Quarter Ended
	March 31	June 30	September 30	December 31
	(Dollars in thousands)
Interest income	$17,315	18,097	19,034	20,603
Interest expense	6,724	6,550	6,792	8,190

Net interest income	10,591	11,547	12,242	12,413
Provision for loan losses	598	1,240	1,276	1,968

Net interest income after provision for loan losses	9,993	10,307	10,966	10,445
Other income	3,399	1,207	820	727
Other expenses	5,986	5,939	6,703	6,224

Income before income tax expense	7,406	5,575	5,083	4,948
Income tax expense	1,801	2,010	1,808	1,562

Net income	$5,605	3,565	3,275	3,386

Net income per common share- basis and diluted	$0.13	0.08	0.08	0.08

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Northfield Bancorp, Inc. or Northfield Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Northfield Bancorp, Inc. or Northfield Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 35,650,000 Shares
(Subject to Increase to up to 40,997,500 Shares)

(Proposed Holding Company for
Northfield Bank)

COMMON STOCK
par value $0.01 per share

PROSPECTUS

August 9, 2010

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until September 13, 2010, all dealers that effect transactions in these securities, whether or not participating in the syndicated community offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.